Form 20-F
period 2002-12-31
MODERN TIMES GROUP MTG AB /PUBL/ /ADR/
filed 2003-06-30
CIK 1045302

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 30, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-29432

MODERN TIMES GROUP MTG AB (publ) (Exact name of Registrant as specified in its charter)
Modern Times Group MTG Corporation (Translation of Registrant's name into English)
SWEDEN (Jurisdiction of incorporation or organization)
Skeppsbron 18 Box 2094 S-103 13 Stockholm, Sweden (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs"), each ADS evidencing one Class B Share, nominal value SEK 5 per share	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

15,545,621 Class A MTG Shares (nominal value 5 SEK per share)
50,829,535 Class B MTG Shares (nominal value 5 SEK per share)

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☒

i

CERTAIN REFERENCES

        As used in this annual report on Form 20-F (the "annual report"), unless the context otherwise requires, references to the "MTG Group", "MTG" or the "Company" are to the Company, its consolidated subsidiaries and "associated companies" (companies which are less than majority-owned and are accounted for according to the equity method), and references to an "MTG Company" or "MTG Companies" are to one or more of the companies within the MTG Group. References to "Kinnevik" or the "Kinnevik Group" are to Industriförvaltnings AB Kinnevik (publ) which includes, unless the context otherwise requires, its predecessor companies and its consolidated subsidiaries and associated companies, and references to a "Kinnevik Group Company" or "Kinnevik Group Companies" are to one or more of the companies within the Kinnevik Group. References to "Invik" are to Invik & Co. AB; references to "Tele2" are to Tele2 AB; references to "Millicom" are to Millicom International Cellular SA.; references to "Transcom" are to Transcom WorldWide S.A.; and references to "Metro" are to Metro International SA.

        References to "MTG Shares" are to the series A shares, nominal value SEK 5 per share of MTG together with the series B shares, nominal value SEK 5 per share, of MTG. The MTG A Shares and the MTG B Shares carry ten votes and one vote per share, respectively. References to "Kinnevik Shares" are to the series A shares, nominal value SEK 10 per share, of Kinnevik together with the series B shares, nominal value SEK 10 per share, of Kinnevik. The Kinnevik A Shares and the Kinnevik B Shares carry ten votes and one vote per share, respectively. References to the "MTG Convertible Debentures" are to MTG's Convertible Subordinated Debenture Loan due 2000. References to the "MTG Convertible Subordinated Bonds" are to the 5.5 percent Convertible Subordinated Bonds of MTG due 2006. References to the "MTG Demerger" are to the special dividend of MTG Shares to the shareholders of Kinnevik effected in September 1997. References to the "Multi-Currency Credit Facility" and the "New Multi-Currency Credit Facility" are to the credit facility of originally SEK 1,700 million and the five year SEK 800 million credit facility of MTG described in "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        A "Glossary of Selected Terms" is included at the beginning of "Item 4—Information on the Company".

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        The Company publishes its consolidated financial statements in Swedish kronor. Unless otherwise stated or the context otherwise requires, references to "kronor", "krona" or "SEK" are to the lawful currency of Sweden and references to "U.S. dollars", "USD" or "$" are to the lawful currency of the United States. References to "NOK" are to Norwegian kronor, "DKK" are to Danish kronor, "EUR" are to the euro, "EEK" are to the Estonian kroon, "LVL" are to the Latvian lats, "LTL" are to the Lithuanian litas, "DEM" are to the German marks, "HUF" are to the Hungarian forint and "RUB" are to the Russian rouble. Unless otherwise indicated, the financial information contained in this annual report has been prepared on the basis of generally accepted accounting principles in Sweden ("Swedish GAAP"), which, as described in Note 27 of the notes to the consolidated financial statements, differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Unless otherwise indicated, any reference in this annual report to consolidated financial statements is to the consolidated financial statements of the Company (including the notes thereto) included herein.

FORWARD-LOOKING STATEMENTS MAY NOT BE ACCURATE

        Certain statements in this annual report constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

  •
  the ability of the Company to develop and expand its business;

  •
  the ability of the Company to take advantage of new technologies and to use these new technologies to enhance productivity and support new products;

  •
  changes in overall economic conditions;

  •
  the effects of European economic and monetary union;

  •
  capital spending and financial resources;

  •
  the effects of regulation (including tax regulations);

  •
  litigation; and

  •
  anticipated future revenues.

        These forward-looking statements speak only as of the date of this annual report. The Company expressly disclaims any obligation or undertaking to release publicly any updates of, or revisions to, any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        This item is not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

        This item is not applicable.

ITEM 3—KEY INFORMATION

SELECTED FINANCIAL DATA

        The selected consolidated financial information set forth below as of and for each of the years in the three-year period ended December 31, 2002, has been extracted or derived from, and is qualified by reference to, the consolidated financial statements of the Company and the notes thereto, included elsewhere in this annual report, which have been audited by representatives of KPMG, authorized public accountants. The following information should be read in conjunction with "Item 5—Operating and Financial Review and Prospects" and the consolidated financial statements of the Company and the related notes thereto included elsewhere in this annual report. For a summary of the Company's cash flow position, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Sweden ("Swedish GAAP"), which differs, in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Reconciliation of such differences which significantly affect the determination of net income and shareholders' equity for the years ended December 31, 2000, 2001 and 2002 is set forth in Note 27 to the consolidated financial statements.

CONSOLIDATED INCOME STATEMENT DATA

	1998(2)	1999(2)	2000	2001	2002	2002(1)
	(in SEK millions)				(in USD millions)
Amounts in Accordance with Swedish GAAP:
Net sales	3,945.0	5,009.7	5,430.9	6,402.1	6,023.2	692.7
Cost of goods and services	(3,160.8)	(3,463.8)	(3,507.5)	(4,103.7)	(3,939.6)	(453.1)
Gross income	784.2	1,545.9	1,923.4	2,298.4	2,083.6	239.6
Selling expenses	(86.1)	(119.6)	(312.5)	(584.1)	(542.5)	(62.4)
Administrative expenses	(617.2)	(986.9)	(1,228.3)	(1,161.0)	(1,167.0)	(134.2)
Other operating revenues	12.4	16.8	18.2	21.0	14.6	1.7
Other operating expenses	(137.7)	(244.9)	(235.2)	(224.4)	(154.8)	(17.8)
Income (loss) from corporate development(3)	45.0	(3.3)	7.8	—	—	—
Income from sales of securities(4)	50.0	—	106.0	—	162.6	18.7
Expensed option premium for TV1000(5)	(91.3)	(68.5)	—	—	—	—
Metro Sweden sales company(6)	—	—	32.3	—	—	—
Viasat Digital project(12)	—	—	(555.0)	(15.0)	—	—
Other non-recurring costs(13)	—	—	—	—	(125.8)	(14.5)
Share of earnings in associated companies	36.0	36.9	16.3	25.0	(3.9)	(0.4)
Operating income (loss)	(4.7)	176.4	(227.0)	359.9	266.8	30.7
Interest income and similar income	15.9	32.0	37.9	50.8	58.6	6.7
Interest expense and similar costs	(12.5)	(86.3)	(81.5)	(93.8)	(265.6)	(30.5)
Income after financial income and expense excluding interest on convertible debentures	(1.3)	122.1	(270.6)	317.2	59.8	6.9
Interest on convertible debentures	(26.4)	(30.3)	(2.5)	(33.1)	(59.5)	6.8
Unrealized exchange difference on convertible debentures	—	—	—	(34.1)	28.1	3.2
Income (loss) before tax	(27.7)	91.8	(273.1)	250.0	28.4	3.3
Current tax	(49.3)	(124.0)	(155.0)	(156.9)	(135.0)	(15.5)
Change in deferred tax(7)	61.5	68.7	131.3	25.0	42.8	4.9
Minority interest	(3.3)	13.3	1.2	2.6	(2.8)	(0.3)
Net income (loss)(14)	(18.8)	49.8	(295.6)	120.7	(66.6)	(7.7)
Denominator for basic earnings per Share(8)	59,697,732	59,697,732	63,944,505	66,375,156	66,375,156	66,375,156
Denominator for diluted earnings per Share(9)	59,697,732	59,697,732	63,944,505	66,375,156	66,375,156	66,375,156
Basic earnings per share(10)	(0.32)	0.83	(4.62)	1.82	(1.00)	(0.12)
Diluted earnings per share(11)	(0.32)	0.83	(4.62)	1.82	(1.00)	(0.12)
Amounts in Accordance with U.S. GAAP:
Net income (loss)	79.3	(786.2)	(593.6)	435.5	(2.7)	(0.3)
Denominator for basic earnings per Share(8)	59,697,732	59,697,732	63,944,505	66,375,156	66,375,156	66,375,156
Denominator for diluted earnings per Share(9)	59,697,732	64,685,967	63,944,505	66,375,156	66,375,156	66,375,156
Basic earnings per share(10)	1.33	(13.17)	(9.28)	6.56	(0.04)	0.01
Diluted earnings per share(11)	1.33	(13.17)	(9.28)	6.56	(0.04)	0.01

(1)
Solely for the convenience of the reader, Swedish kronor amounts have been translated into U.S. dollars (in millions) at the noon buying rate in New York for cable transfers payable in foreign currencies on December 31, 2002 of $1.00 = SEK 8.695.

(2)
Includes the results of Metro International SA, which were distributed as a dividend to shareholders on August 15, 2000. For accounting purposes, Metro was demerged effective January 1, 2000 under Swedish GAAP and August 15, 2000 under U.S. GAAP.

(3)
Income (loss) from corporate development consists primarily of nonrecurring income or losses relating to the sale of companies or interests in companies in the MTG Group.

(4)
In May 1998, MTG sold approximately 12 percent of the MIC Option as described in "Item 5—Operating Financial Review and Prospects—Recapitalization" to Invik, a related company, for SEK 50 million, the then market price. In the first half of 2000, MTG sold 467,000 shares in TV4 to third parties for a profit of SEK 106 million. In the first half of 2002, MTG purchased a $20 million convertible bond from Metro by transferring 1,000,000 shares in TV4 to Metro, thereby realizing a profit of SEK 163 million on MTG's investment in the TV4 shares.

(5)
Prior to the acquisition of TV1000 in April 2000, MTG, pursuant to contractual arrangements among Kinnevik, TV1000 and MTG, had full operational and management responsibility for TV1000, and Viasat had the exclusive right to sell DTH subscriptions to TV1000 (the "TV1000 Agreements"). Furthermore, the MTG Group was responsible for the losses of TV1000 indefinitely from January 1, 1997 under the TV1000 Agreements, although Kinnevik agreed to bear a portion of any losses through 1999 to the extent of SEK 100 million in 1997, SEK 60 million in 1998 and SEK 30 million in 1999. MTG has borne 100 percent of the results of TV1000 in 2000, 2001 and 2002. The TV1000 losses through 1999 were covered by the Company by increasing the purchase price paid by MTG to Kinnevik for the TV1000 business in April 2000 by an amount corresponding to the net loss (including depreciation and financial items but excluding extraordinary income and expenses, appropriations and income taxes) of TV1000 during the immediately preceding fiscal year as published in TV1000's annual statement of operations for that year, less the portion of losses between 1997 and 1999 that was borne by Kinnevik. Such payment of losses was accounted for as a premium for the TV1000 Option.

(6)
Metro Sweden, a sales company for Metro, was not part of the Metro Demerger as described under "Item 5—Operating and Financial Review and Prospects—Metro Demerger", and consequently, Metro Sweden stayed within the MTG Group until May 31, 2000. For the period from January 2000 through May 2000, Metro Sweden continued to supply services to Metro, and during that period, MTG's consolidated income statement included these sales.

(7)
Tax benefits reflect mainly the effect of changes in tax loss carry-forwards. These are valued when it is judged likely that the Group will be able to apply the loss carry-forwards to a taxable surplus. Tax benefits in 1999 reflect primarily the recognition of deferred tax assets relating to certain tax loss carry-forwards. Tax benefits in 2000 and 2001 reflect the tax effect of the change in accounting principle for capitalized development costs. Tax benefits in 2002 reflect mainly increased tax loss carry-forwards.

(8)
The denominator for basic earnings per share is the average number of shares outstanding each year. Since the number of shares outstanding changed on several occasions during the year ended December 31, 2001, the average number of shares in that year is not equal to the number of shares outstanding at the end of that year, as stated elsewhere in this annual report. During the year ending on December 31, 2001, the ratio between MTG class A shares and class B shares was altered but this alteration had no effect on the denominator for basic or diluted earnings per share.

(9)
The denominator for diluted earnings per share is the weighted average number of shares outstanding each year plus the average number of potential shares following full conversion or exercise of outstanding securities such as convertible debentures and options. For years when a negative net income was reported, however, the denominator for diluted earnings per share equals the denominator for basic earnings per share. During the year ending on December 31, 2001 the ratio between MTG class A shares and class B shares was altered but this alteration had no effect on the denominator for basic or diluted earnings per share. In 2001, MTG issued options to employees and issued the MTG Convertible Subordinated Bonds, but in accordance with the Swedish GAAP none of these options or bonds are included in the denominator for earnings per share since such an inclusion would have an anti-dilutive effect. In 2002, MTG issued options to employees, but in accordance with Swedish GAAP none of these options are included in the denominator for earnings per share since such an inclusion would have an anti-dilutive effect.

(10)
Basic earnings per share equals net income divided by the denominator for basic earnings per share.

(11)
For the years when the conversion price is close to or below the market price of the MTG shares, diluted earnings per share is derived by adding back the interest on the MTG Convertible Subordinated Bonds due 2006 and the Convertible Debentures due 2000, net of the tax effect, to net income, and then dividing the sum by the denominator for diluted earnings per share. For years when a negative net income was reported, however, diluted earnings per share equals basic earnings per share.

(12)
During 2000, MTG started to transmit its Pay-TV channels digitally and costs associated with the conversion to digital transmission technique and costs for converting analog Viasat Gold subscribers to digital customers was charged to the income statement in amounts of SEK 555.0 million in 2000 and SEK 15 million in 2001.

(13)
Other non-recurring costs comprise a provision of SEK 125.8 million mainly relating to the closure of FinansVision and other smaller businesses and the writing down of goodwill as well as technology write-downs in joint venture company Everyday Webguide AB. Other non-recurring costs also include SEK 30 million in costs for the sponsorship of the Victory Challenge syndicate's entry in the America's Cup sailing competition.

(14)
As explained in Note 27 to our Consolidated Financial Statements we adopted SFAS 142—"Goodwill and Other Intangible Assets", in its determination of net income and shareholders' equity in accordance with U.S. GAAP. In accordance with the transition rules of SFAS 142, MTG identified its reporting units and determined the carrying value and fair value of each reporting unit as of January 1, 2002. No impairment loss has been recognized as a result of the transitional goodwill evaluation. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. If such amortization were excluded from results for prior periods, net income (and earnings per share) would be increased by SEK 45.6 million (0.76), SEK 77.2 million (1.29), SEK 89.7 million (1.40) and SEK 108.7 million (1.64) for the years ended December 31, 1998, 1999, 2000 and 2001, respectively.

CONSOLIDATED BALANCE SHEET DATA

	As of December 31,
	1998(2)	1999(2)	2000	2001	2002	2002(1)
	(in SEK millions)				(in USD millions)
Amounts in Accordance with Swedish GAAP:
Fixed Assets:
Intangible assets:
Capitalized development expenses(5)	6.6	360.8	110.6	62.0	39.4	4.5
Beneficial rights(3)	106.5	114.0	298.1	310.0	297.3	34.2
Goodwill	496.3	466.0	1,045.4	1,032.6	950.1	109.3

Total intangible assets	609.4	940.8	1,454.1	1,404.6	1286.8	148.0
Tangible assets	177.5	269.9	251.9	253.4	213.3	24.5
Long-term financial assets:
Shares in associated companies	269.1	272.1	268.6	307.7	302.7	34.8
Receivable from associated companies	11.4	22.1	130.6	180.9	64.7	7.4
Shares and participations in other companies	0.4	0.2	34.7	98.2	222.8	25.6
Deferred tax receivable	62.5	96.9	299.9	323.7	377.0	43.4
Metro convertible debenture	—	—	216.9	235.5	371.4	42.7
Long-term receivables from Metro	—	—	216.2	269.5	207.4	23.9
Other long-term receivables	11.4	15.7	32.6	35.1	23.7	2.7

Total long-term financial assets	354.8	407.0	1,199.5	1,450.6	1569.6	180.5

Total fixed assets	1,141.7	1,617.7	2,905.2	3,108.6	3069.7	353.0
Current Assets:
Inventories(4)	532.3	747.2	1,201.2	1,724.7	1383.7	159.1
Account receivable	721.5	1,018.6	981.0	1,081.2	836.2	96.2
Other non-cash current asset	511.2	543.1	660.2	771.1	593.4	68.2
Short-term investments	0.9	0.1	16.7	0.8	4.7	0.5
Cash	336.4	341.7	275.4	254.6	295.9	34.0

Total current assets	2,102.3	2,650.7	3,134.5	3,832.4	3.113.8	358.1

Total assets	3,244.0	4,268.4	6,040.0	6,941.0	6,183.6	711.2
Amounts in Accordance with Swedish GAAP:
Shareholders' equity:
Share capital	298.5	298.5	331.9	331.9	331.9	38.2
Restricted equity	28.7	98.9	1,392.6	1,400.9	1,502.4	172.8
Non-restricted equity	502.3	475.2	361.0	94.8	117.8	13.5
Net income (loss) for the year	(18.8)	49.8	(295.6)	120.7	(66.6)	(7.7)

Total shareholders' equity	810.7	922.4	1,789.9	1,948.3	1,885.4	216.8
Minority interest in equity	19.9	9.3	6.5	4.7	15.8	1.8
Provisions	86.9	126.9	124.3	132.3	172.8	19.9
Interest-bearing long-term liabilities:
Convertible debenture loan	390.1	—	—	1,130.3	1,103.1	126.9
Overdraft facilities	137.1	77.3	17.5	37.1	—	—
Other Liabilities to financial institutions	219.7	601.1	1,250.8	315.0	425.0	48.9
Other Liabilities	20.2	18.4	8.5	9.3	7.1	0.8

Total interest-bearing long-term	767.1	696.8	1,276.8	1,491.7	1,535.2	176.6
Non-interest-bearing	3.8	0.6	43.9	26.1	30.0	3.5

Total long-term liabilities	770.9	697.4	1,320.7	1,517.8	1,565.1	180.0

Interest-bearing current liabilities:
Convertible debenture loan	—	407.1	—	—	—	—
Liabilities to financial institutions	68.5	100.0	125.0	350.0	225.0	25.9
Trade notes payable	14.6	8.8	—	0.2	—	—
Liabilities to associated companies	—	—	—	—	1.9	0.2

Total interest-bearing current liabilities	83.1	515.9	125.0	350.2	226.9	26.1
Non-interest-bearing
Advances from customers	19.7	15.8	67.5	92.9	57.1	6.6
Accounts payable	401.9	847.2	1,172.7	1,274.4	818.1	94.1
Liabilities to associated companies	2.2	0.7	1.1	13.5	—	—
Tax liability	22.7	100.6	116.6	126.8	93.0	10.7
Other liabilities(5)	506.7	361.0	554.0	488.6	384.3	44.2
Accrued expense and prepaid revenue	519.3	671.2	761.7	991.5	965.0	111.0

Total current liabilities	1,555.6	2,512,4	2,798.6	3,337.9	2,544.5	292.6

Total shareholders' equity and liabilities	3,244.0	4,268.4	6,040.0	6,941.0	6,183.6	711.2

Amounts in Accordance with U.S. GAAP:
Total assets	3,238.8	3,824.6	5,774.0	7,111.5	6,308.4	725.5
Total shareholders' equity	818.6	554.9	1,595.8	2,085.5	2,010.2	231.2
Total liabilities and equity	3,238.8	3,824.6	5,774.0	7,111.5	6,308.4	725.5

(1)
Solely for the convenience of the reader, Swedish kronor amounts have been translated into U.S. dollars (in millions) at the noon buying rate in New York for cable transfers payable in foreign currencies on December 31, 2002 of $1.00 = SEK 8.695.

(2)
Includes the operations of Metro International SA, which was distributed as a dividend to shareholders on August 15, 2000. For accounting purposes, Metro was demerged effective January 1, 2000 under Swedish GAAP and August 15, 2000 under U.S. GAAP.

(3)
Beneficial rights in 1998, 1999, 2000, 2001 and 2002 consist primarily of rights held by companies in the business area Modern Studios (Modern Entertainment and Sonet Film) to sell or sublicense certain films.

(4)
For the periods ended December 31, 1998, 1999, 2000, 2001 and 2002 inventories primarily consist of programming rights.

(5)
A difference between U.S. GAAP and Swedish GAAP that affects the MTG Group's balance sheet relates to the capitalization of development expenses, which is permitted under Swedish GAAP but not under U.S. GAAP. See also Note 27 of the notes to the consolidated financial statements of the Company.

EXCHANGE RATES

        The table below sets forth, for the periods and dates indicated, the exchange rate for the dollar against the Swedish kronor based on the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York ("the Noon Buying Rate").

Swedish Kronor/U.S. Dollar Exchange Rates
(Kronor per U.S. Dollar)

	At End of Period	Average Rate(1)	High	Low
1998	8.103	7.965	8.335	7.580
1999	8.505	8.301	8.650	7.706
2000	9.440	9.226	10.335	8.367
2001	10.457	10.433	11.027	9.325
2002	8.695	9.723	10.729	8.695
November 2002	9.076	9.065	9.169	8.971
December 2002	8.695	8.933	9.072	8.695
January 2003	8.614	8.637	8.792	8.475
February 2003	8.5050	8.4837	8.565	8.410
March 2003	8.4735	8.5440	8.703	8.365
April 2003	8.1700	8.4314	8.643	8.170
May 2003	7.7654	7.9213	8.147	7.748

(1)
The average of the Noon Buying Rates on the last business day of each full month or portion of a month during the relevant period.

        In addition to the table above, the following table presents the year-end and annual average exchange rates against the U.S. dollar for the currencies in Norway (Norwegian kroner), Denmark (Danish kroner), Finland (Finnish mark), Estonia (Estonian kroon), Latvia (Latvian lats), Lithuania (Lithuanian litas), Hungary (Hungarian forint) and Russia (Russian rouble) and for the euro at the dates and for the periods indicated. Unless otherwise indicated, the year-end exchange rates presented below are based on the Noon Buying Rate for such currencies in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, and the average rates presented below were determined by averaging the daily Noon Buying Rates of the respective currencies during the periods indicated.

	Years ended December 31,
	1998	1999	2000	2001	2002
Norwegian kroner equivalent of $1.00 —average during period	7.5521	7.8071	8.8131	8.9964	7.9839
Danish kroner equivalent of $1.00 —average during period	6.7030	6.9900	8.0953	8.3323	7.8862
Estonian kroon equivalent of $1.00(1) —average during period	14.0762	14.6905	16.9907	17.4633	16.6062
Latvian lats equivalent of $1.00(1) —average during period	0.5892	0.5874	0.6066	0.6253	0.6160
Lithuanian litas equivalent of $1.00(1) —average during period	4.0005	4.0015	4.0065	4.0013	3.6721
Hungarian forint equivalent of $1.00(1) —average during period	214.3755	237.2631	282.4070	286.1997	257.8449
Russian Rouble equivalent of $1.00(1) —average during period	7.9258	24.8577	28.1365	29.2071	31.368
euro equivalent of $1.00 —average during period	0.8905	0.9386	1.0859	1.1161	1.0613

(1)
Exchange rate is based on the rate calculated as the average of the fixed rate published by the Swedish banks, and the fixed rate is calculated as the average of the buy and sell rate at 9:30 a.m. The exchange rate used in the table above is then calculated by OM Räntebörsen AB as the average of the fixed rate published by the Swedish banks. The result of this calculation is then published by the Swedish Reserve Bank.

        Fluctuations in the exchange rate between the Swedish kronor and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADSs (as defined herein) on conversion by the Depositary (as defined herein) of any cash dividends paid in Swedish kronor on the MTG B Shares represented by the ADSs. The Company does not expect to pay dividends for the foreseeable future. See "Item 8—Financial Information—Dividends and Dividend Policy".

        There are currently no Swedish foreign exchange control restrictions on the conduct of the Company's operations or affecting the remittance of dividends on unrestricted shareholders' equity.

RISK FACTORS

        You should carefully consider the following identified risk factors and other information in this document before you decide to invest in our shares. You should note that this document contains certain "Forward-looking" statements, including statements about our expectations of our business future and performance. Important factors that could cause our actual results to differ materially from the "Forward-looking" statements are set forth below and elsewhere in this document. There could be other risks of which we are unaware today. Certain terms used in this section are defined in "Item 4—Information on the Company—Glossary".

INDUSTRY RISK FACTORS

The nature of the advertising markets and subscription revenue markets where we operate may negatively affect our revenues

        The development of the Company's television, radio and publishing operations will depend, in large part, on (i) the development of the advertising market in the countries in which the Company operates and the Company's share of total advertising in those markets accounted for by television, radio and print advertising and (ii) the continued growth of the subscription revenue market in the countries in which the Company operates. The future level of advertising expenditures in the countries in which the Company operates and the proportion of such expenditures accounted for by television, radio or print advertising will be affected by consumer behavior and the general economic climate in such countries, both of which are outside the Company's control.

        Furthermore, average television viewing hours are traditionally lower in Scandinavia (where the Company currently generates the bulk of its revenue) than in other European regions and countries. This dynamic has negatively affected advertising revenues in Scandinavia due to the unwillingness of increasingly centralized major European advertisers to pay the higher prices per viewer for advertising in the Scandinavian market as compared with the prices prevailing in other European markets. This difference may continue to exist in the future.

The seasonal nature of the advertising market may affect our revenues

        The advertising market is seasonal. Viewing hours, advertising revenues and subscription sales and revenues show a strong seasonal characteristic, with third quarter revenues traditionally lower than average due to lower viewing rates and subscriptions for Pay-TV during the summer months, and fourth quarter revenues traditionally higher than average due to increased viewing rates and subscriptions sales for Pay-TV during this quarter.

We cannot ensure that our programming will be successful

        The television and radio production and distribution industry historically has involved substantial risk. Audience acceptance of a television or radio program represents a response not only to the television or radio program's artistic components but also to critical review, promotion by the distributor, availability of alternative forms of entertainment and leisure activities, general economic climate, public tastes generally and other intangible factors, all of which could change rapidly and cannot be predicted with certainty. The Company's viewing or listening audiences may not find all of the Company's programming acceptable. There is a risk that some or all of the Company's television and radio projects will not be successful, and that the Company's programming library will lose its audience appeal more quickly than anticipated.

Our failure to compete effectively with other program producers may result in decreased sales of our programs and a drop in our viewership, leading to significant declines in our market share

        We compete with reality television and other program producers to sell our programs to content purchasers and television networks. In addition, our programs compete for viewership and advertising sales with reality-based and other programs in the markets in which we operate. If we fail to develop and sell new programs to networks, our competitors establish a market position more prominent than ours. If our existing and future programs fail to attract and retain their viewership, we may lose a significant portion of our market share and consequently our advertising revenues, which would adversely affect our results of operations.

Our movie library could become unattractive to viewers

        We have a library of movies and other programming the value of which depends on its popularity with viewers. If viewers are not attracted to the movies and other programming in our library or find competitive programming more desireable the value of our library would decline. If the value of the library were to fall substantially, it would affect our revenues, which would adversely affect our results of operations.

We depend on key executive personnel

        Because the procurement, development and production of television programs depend to a large degree on contacts, industry understanding and the creative talents of writers, actors and directors and similar personnel, there is a risk that the Company will not attract and retain necessary key creative personnel. The continued success of the Company will depend in part on the ability of the Company to create, license and acquire programming and products in the future which respond to then-current popular taste and cultural attitudes.

COMPANY RISK FACTORS

Certain of our businesses have a history of operating losses

        Certain of the Company's businesses have a history of losses, including Everyday, TV-Shop and MTG Radio and there is no guarantee that they will achieve profitability in the future. In addition, the radio market in Sweden is highly competitive and has traditionally shown limited profitability. The Company's recent expansion into Eastern Europe and Russia pursuant to its acquisition of loss-making companies will decrease the Company's profit, and there is no guarantee that these newly acquired companies will achieve profitability in the future. The Company's ability to generate a positive cash flow and operating profits in the future will depend on a number of other factors that cannot be predicted with certainty, including the ability of the Company to (i) attract new subscribers for its Pay-TV operations and maintain a satisfactory number of current subscribers, (ii) generate advertising revenues with respect to its Free-TV and radio operations through its share of viewing and listener ratings, (iii) continue creating television and film content in the Modern Studio operations that will be successful, (iv) control costs in all areas, (v) generate revenues based on the Company's retailing business through its marketing and sales channels and (vi) generate revenues based on the subtitling and dubbing operations through continued quality performance and awareness of the operations with its potential customer base. Based on the above and other factors, there can be no assurance that the Company will be profitable or remain profitable in the future.

We are subject to intense competition

        The Company encounters, and expects to continue to face, intense competition in the markets of all of its business units. Increased competition in one of the Company's business units has the potential to negatively affect the results of its other business units. For example, an increase in competition for Viasat may limit its ability to purchase television programs, films and other services generally from other MTG companies. Some of our operations, such as certain of our SDI and Modern Studios operations, face competition from smaller local competitors, while other operations, such as Viasat, face competition from larger international players.

        The Company faces significant competition for subscribers and programming in television broadcasting, its most important business in terms of revenue. Canal Digital, the Company's most significant competitor in the Nordic Pay-TV market, holds exclusive rights to broadcast certain of the television channels in the Nordic region that the majority of the viewers might find more attractive than the current programming content available through the Viasat packages. Although the Company does not anticipate that the effect of Canal Digital holding exclusive rights to certain television channels in the Nordic region will have a material negative effect on its Pay-TV operations, the exclusive rights may prove to have a more significant adverse impact than expected on such operations. We do not distribute our channels through DTT, in contrast to some of our competitors, which in certain respects limits our ability to compete with our competitors. DTT has been launched in Sweden and Finland; and we expect that it will be launched in Norway and Denmark shortly which might further restrict our ability to compete effectively.

        The Company faces significant competition in the Free-TV market in each of the countries in which it operates. The broadcasting advertising markets in the Nordic countries are highly competitive, and Viasat faces significant competition from the nationwide broadcasted television channels, as well as other satellite channels, in each of the Nordic countries. The revenues from advertising for Viasat are also affected by the substantial competition from newspapers, radio, magazines and Internet in each of the countries in which it operates. For a description of the competition of the Company, see "Item 4—Information on the Company—Business Overview—Business Units—Viasat—Viasat's Free-TV Operations—Competition".

        MTG Radio has strong competitors in the Swedish commercial radio market. Our radio operations in Sweden face competition from Mix Megapol and NRJ, two radio stations operated by our competitors Bonnier AB and NRJ, respectively.

We have substantial indebtedness

        In April 1999, the Company secured a SEK 800 million multi-currency credit facility from a group of investment banks and, in November 2000, negotiated an increase to this facility of an additional SEK 900 million (the "Multi-Currency Credit Facility"). The Company had as of December 31, 2002, decreased the facility by SEK 750 million and the utilizaton of the facility was SEK 775 million. The limit of the available undrawn credit as of December 31, 2002 was SEK 175 million. The Company has used the five-year Multi-Currency Credit Facility both to finance further expansion of its operations and also to refinance existing loans. The Multi-Currency Credit Facility contains restrictive covenants that may limit the Company's flexibility and ability to finance further activities.

        The Company has bank overdraft facilities with Svenska Handelsbanken AB and Nordea AB each amounting to SEK 50 million. As of December 31, 2002 none of these facilities were utilized.

        In addition, on June 15, 2001, the Company made an offering of €120 million 5.5 percent MTG Convertible Subordinated Bonds due 2006. MTG is using the proceeds from this offering to finance the expansion of its operations. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources". While the Company expects to meet its current and future cash requirements from cash flow from operations, the Multi-Currency Credit Facility and the New Multi-Currency Credit Facility (defined below), the Company may require additional financing sooner than it currently anticipates if either (i) investment and expenditures are higher or (ii) operating profitability is lower than the Company currently predicts.

        In anticipation of the Company's future cash requirements, the Company has in April 2003 secured a five year SEK 800 million multi-currency credit facility from a syndicate of investment banks (the "New Multi-Currency Credit Facility"). The New Multi-Currency Credit facility has substantially the same terms as the Multi-Currency Credit Facility. The Company has not drawn any funds under this facility. See "Item 8—Financial Information—Subsequent Events".

We have substantial investments in Metro

        We have substantial investments in Metro through our share ownership and our loans and convertibles in Metro. If the financial stability of Metro were to deteriorate we might have to re-evaluate the value of our investment which could lead to a write-down in value which would affect our profits negatively. In June 2003 we agreed to convert our loans and convertibles in Metro into equity. See "Item 8—Financial Information—Subsequent Events" for a description of the debt-for-equity swap.

Our earnings are volatile

        Because of a number of factors, including the dynamics of the broadcasting industry, the earnings of Viasat are subject to fluctuation. Viasat incurs a substantial portion of its costs in connection with broadcasting television programs in advance of its receipt of the associated revenues for such programs. There is a similar timing mismatch with respect to advertising and subscription sales insofar as current programming affects the success of advertising and subscription sales for future programming. Accordingly, failure of Viasat's programming to achieve the level of viewing and subscription sales currently anticipated could adversely affect Viasat's earnings with respect to future programming.

Our financial results are affected by exchange rate differences

        The MTG Group's financial results are significantly affected by exchange rate fluctuations. Most of the MTG Group's revenues are denominated in Swedish kronor, Danish kronor and Norwegian kronor, while a significant proportion of its operating costs are denominated in other currencies. The Viasat operations in the U.K. incur costs that are typically denominated in British pounds sterling. Certain items in our balance sheet are denominated in foreign currencies such as the Convertible Subordinated Bonds, in euro, and the Metro loans and convertibles, in USD (in June 2003 we converted these loans and convertibles into SEK in connection with the debt-for-equity swap, see Item 8—Financial Information—Subsequent Events"), giving rise to exchange rate differences which affect our financial results. Furthermore, rights to broadcast sporting events, given the jurisdiction of the primary licensors of such events, e.g. the broadcasting rights for the Ice Hockey World Championships, are denominated in Swiss francs, the broadcasting rights for Champions League are denominated in euro, and programming rights acquired in connection with the business of Viasat are typically denominated in U.S. dollars. See "Item 5—Operating and Financial Review and Prospects—Impact of Foreign Currency Fluctuations". The Company does not and, in the foreseeable future, does not expect to, hedge its foreign exchange exposure, and fluctuations in exchange rates may have a negative effect on the Company's financial position. See "Item 11—Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange".

Regulatory restrictions and licensing difficulties may negatively affect our results of operations

        Broadcast operations in the United Kingdom, Scandinavia and in each of the other markets that the Company has entered or intends to enter are subject to extensive governmental regulation. Regulations govern the issuance, renewal, transfer and ownership of station licenses, as well as the timing and content of programming and the timing, content and amount of commercial advertising. For a description of the licenses of and regulations applicable to the MTG Group, see "Item 4—Information on the Company—Regulation". There are also regulations requiring that certain percentages of programming be produced or originated in local markets. These regulations are substantially different from regulations relating to television broadcast operations in the United States. Although the Company believes that it is in compliance in all material respects with applicable laws, rules and regulations, there can be no assurance that it will continue to be in compliance with all such laws, rules and regulations or that more restrictive laws, rules, regulations or enforcement policies will not be adopted in the future which could make compliance more difficult or expensive or otherwise adversely affect the Company's business or prospects.

        Changes in laws, regulations or governmental policy affecting the Company's business activities and those of its competitors could adversely affect the Company's results of operations. In particular, decisions by regulators as to the granting, amendment, renewal or revocation of licenses to the Company's television channels, radio stations or any of its other operations could adversely affect the Company's financial condition and results of operations.

        Under Swedish law, no person is allowed to control (through ownership or agreement) more than one license for local radio broadcasting, whether directly or indirectly, and each license may only cover one broadcasting area. The Company is not the full legal owner of any such license. However, through its subsidiary MTG Radio, MTG has a 33.3 percent ownership interest in 16 partnerships, each of which holds one license for radio broadcasting in Sweden. The remaining 66.7 percent of each of the partnerships is owned by Kinnevik Radio AB ("Kinnevik Radio") and Invik Radio AB ("Invik Radio"), respectively, both related companies. In addition, MTG Radio has a 49 percent ownership interest in three other companies, each of which holds one license for local radio broadcasting in Sweden. The remaining shares of those companies are owned by local media companies and Kinnevik Radio and Invik Radio. In addition, ten licenses are operated by a joint venture between MTG Radio, Svensk Radioutveckling KB and Radioutveckling Sverige KB, which provides for common programming to be produced by MTG Radio AB, co-ownership of the trademark "Rix" and the sale of national advertisement by AirTime Sweden, a Kinnevik Group company (until September 2002 when the operations of AirTime was sold to MTG and are now operated by MTG Radio Sales AB). MTG has no ownership interests in any of these ten legal entities holding the licenses used by the joint venture. These license and ownership arrangements were formed in response to a review by the Swedish Radio and TV Authority in 1998. The Company believes that the license and ownership arrangements of its competitors are similar to its own license and ownership arrangements. There can be no assurance that certain of these licenses held by partnerships or companies to operate the "Rix FM", the "Power Hit Radio" and the "Lugna Favoriter" networks in Sweden will not be revoked on the grounds that MTG Radio may be considered to control more than one license.

        The Swedish Parliament decided on May 18, 2001 to enact certain amendments to the law governing radio broadcasting, effective July 7, 2001. These amendments were aimed at increasing diversity and local influence in the editorial content of local radio. Previously, the licenses were granted to the highest bidders at auction. Under the amendments, the auction process has been replaced by a procedure in which a number of factors are taken into account, including whether the applicant already has interests in media companies. Furthermore, the amendments shorten the license period to four years for the new licenses. It is likely that the amendments will lead to increased competition, which could negatively affect MTG's radio networks in Sweden with respect to the number of listeners, the number of advertisers and the average advertisement price, which could, in turn, affect revenues generated from MTG's radio operations.

        If the licenses for the stations in the "Rix FM", the "Power Hit Radio" and the "Lugna Favoriter" networks are not renewed upon their expiration in December 2008, the Company may not be able to operate as many radio stations as it currently does and may be unable to operate any radio stations in Sweden.

        Under Norwegian law, only one national radio license is granted by the Norwegian Kirke- og Kulturdepartementet. The Company has 33.1 percent share ownership in Radio P4 Hele Norge ASA which held the Norwegian National Radio license between the years 1994-2003. On December 20, 2002 the request by P4 to renew the license for further ten years was turned down by the Norwegian ministry of Cultural Affairs and the license was granted to a third party competitor. In January 2003, P4 applied for a new license, for P5, another Norwegian radio network license. The coverage of the P5 license is not as good as the P4 license, but management of P4 believes this license will make it possible for P4 Radio Hele Norge ASA to maintain a strong market position. If P4 does not have any radio license it will not be able to operate as a radio station which is likely to lead to the discontinuance of the P4 business. See "Item 4—Information on the Company—Regulation".

Holders of our class B shares or ADSs may have limited influence over the management of the Company

        Jan H. Stenbeck, former Chairman of our Board of Directors and Chairman of the Boards of Directors of Kinnevik, Invik, Millicom, Transcom, Tele2 and Metro, passed away on August 19, 2002. The estate of Mr. Stenbeck is currently in probate (or the equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct or indirect shareholdings in MTG, Kinnevik and Metro that are greater than those of any other shareholder. These shareholdings could, in the aggregate, be deemed under the U.S. federal securities laws to constitute control of such companies. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve. For a more detailed discussion of the relationship among the principal shareholders of the Company, including a discussion of the Company's relationship with Invik, see "Item 7—Major Shareholders and Related Party Transactions". Under U.S. federal securities laws, Invik may, given the size of its holding of MTG Shares, be deemed to control MTG. Invik, together with the estate of Mr. Stenbeck, Kinnevik and Emesco AB, beneficially owns shares representing a majority of the voting rights of the Company. Consequently, such a group, acting together, would be able to elect the entire Board of Directors of the Company and to cast the majority of the votes with respect to the majority of matters submitted to a vote of the Company's shareholders. Therefore, holders of the MTG B Shares and ADSs could, in such circumstances, have a limited influence over the management and affairs of the Company.

We are dependent on cable operators to distribute much of our programming

        The Company currently depends on a number of cable operators in each of its Scandinavian markets for a large percentage of the distribution of its programming in such markets. There can be no assurance that such cable operators will continue to distribute the Company's channels in the future. Any decrease in distribution via cable networks could have a material negative impact on the Company's advertising and Pay-TV revenues, which in turn could negatively affect other businesses within MTG, such as the Modern Studios operations.

Our acquisition strategy may not be successful

        As part of its business strategy, the Company intends to pursue selective acquisitions, investments and strategic relationships. The Company has and may in the future seek such acquisitions, investments and strategic relationships in Eastern Europe and the former members of the U.S.S.R., an area which has historically been subject to significant economic and political instability. This strategy presents risks inherent in assessing the value, strengths and weaknesses of potential acquisitions and investment opportunities, in integrating and managing newly acquired operations and improving their operating efficiency. In addition, such acquisitions and investments could divert the Company's resources and consume significant management time. There can be no assurance that any desired strategic alliance, acquisition or investment can be made in a timely manner or on terms and conditions acceptable to the Company, nor can there be any assurance that the Company will be successful in identifying attractive acquisition candidates, completing and financing additional acquisitions on favorable terms, or integrating the acquired businesses or assets into its existing operations. The Company's ability to make acquisitions may depend on the availability of additional debt financing on acceptable terms and will be subject to compliance with the covenants contained in its debt instruments.

Future share sales may adversely affect the market price of our ADSs and shares

        Sales or issuances of substantial amounts of ADSs or MTG Shares could adversely affect the market price of ADSs and MTG Shares. The Company's three largest shareholders, in terms of holders of votes, owned, as of December 31, 2002, 21.8 percent of the capital and 63.9 percent of the voting rights of the Company. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders". In addition, the Company currently has obligations with respect to options issued under the employee option program and the MTG Convertible Subordinated Bonds, which under certain circumstances can be converted into MTG B Shares at any time up to and including June 8, 2006. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

TECHNOLOGY RISK FACTORS

Our operations and growth may be hindered by failures in or limited availability of satellite transponder capacity

        The Company transmits many of its television programs using satellite technology. The Company may need to lease additional satellite transponders in the event that the satellites through which the Company currently broadcasts (or any future satellites used by the Company) fail to function as expected or have shorter lives than expected. The occurrence of any such event could impair the Company's operations and may have a material adverse effect on the Company's business and results of operations and also require the Company to pay additional amounts to secure sufficient transponder capacity. In the event that a transponder on which the Company leases capacity becomes unavailable, the Company may not be able to secure sufficient satellite distribution capacity or may be required to pay more for such capacity than it currently does. Competition for transponder capacity may also limit Viasat's ability to grow. If Viasat cannot obtain additional channels at a competitive price, its ability to expand its operations could be restricted.

Our investments in digital satellite technology may not be profitable

        The Company launched its digital satellite television services in Scandinavia and the Baltics in April, 2000. The Company has leased transponder capacity on the Sirius III satellite for digital use and has invested in the necessary broadcasting equipment and secured rights for digital-specific applications. These digital services were provided to MTG's customers that subscribe to the Viasat premium packages and ceased the analogue broadcasting of certain of its channels. See "Item 4—Information on the Company—Business Overview—Business Units—Viasat—Viasat's Pay-TV Operations" and "Item 4—Information on the Company—Business Overview—Business Units—Viasat—Transition from Analogue to Digital Format". In implementing this transition, each subscriber of the Viasat premium packages received a decoder for the digital broadcast that was subsidized by MTG. The channels contained in the basic program packages are broadcasted in both analogue and digital format, although a subscriber to the "Viasat Basic" package would have to purchase a decoder in order to receive the digital transmission. Although the Company believes that digital broadcasting fully will replace analogue broadcasting, the Company cannot predict the timing of this transition, if it occurs at all. Moreover, it is likely that the Company will lose certain of its existing analogue basic customers continuously during the transition to digital, since they may be unwilling to purchase the necessary decoder.

        The success of the Company's digital broadcasting operations will depend on consumer demand for the new services associated with digital broadcasting and the Company's ability, and that of other providers of television services in the market, to offer consumers attractive program packages at affordable prices so as to create demand for subscription services. The digital technology enables an increase in the interactivity possible for consumers, for example, through transaction services available in real time, interactive advertising and pay-per-view services. Although the Company believes that digital broadcasting presents an opportunity to expand its programming services to consumers through the interactive services and increased number of channels broadcasted, the Company cannot predict the degree to, or speed with, which such services will be taken up or used by consumers.

        Although the Company commenced digital television broadcasting for the DTH market during April, 2000 and intends, in the future, exclusively to broadcast its television programming in digital format, there can be no assurance that such a transition will be successfully accomplished, nor can there be any assurance as to the cost to the Company of completing the transition. The Company has made significant expenditures preparing and launching its digital services. However, the Company cannot quantify with certainty the effect on its future earnings of the launch of such services. If the market for digital services does not develop sufficiently, the Company may not recoup its investment, which could have a material adverse impact on its business and financial results. In addition, there can be no assurance that the technologies that we currently employ will not become obsolete or subject to intense competition in the future.

Piracy of our service affects our revenues

        Since the rollout of digital transmission, MTG has learned that the smartcards necessary to decode its digital transmission can be counterfeited and that the sale of counterfeit smartcards is occurring. Our encryption codes have been broken by hackers, resulting in an increase in piracy. In response, we are putting into place certain actions to prevent piracy of these smartcards, such as periodic changing of the coding of the transmission and the purchase of a new encryption system. MTG cannot give any assurance, however, that counterfeit smartcards and piracy will not continue, which could have an adverse effect on the sale of Viasat subscription packages.

Digital terrestrial technology may compete with our digital satellite services

        The Swedish Government has allocated 14 licenses for broadcasting digital television terrestrially. Until October 25, 2001, MTG companies were granted three such licenses (obliging it to broadcast at least five television channels in digital format). Certain of the Company's competitors, including Canal+, have also secured licenses for digital television transmission. Accordingly, it is expected that competition will increase in the digital television broadcasting market. Canal Digital, a wholly owned subsidiary of Telenor launched digital Pay-TV services in Scandinavia and Finland which include certain exclusive rights to broadcast certain channels that are attractive to the viewers in those markets. In June 2001, MTG announced its intention to withdraw from the contract regarding distribution in the Swedish digital terrestrial broadcasting network, since the network had not delivered the number of customers promised. However, before the withdrawal MTG offered to continue distribution. Teracom rejected this offer and MTG was shut off. Consequently the distribution agreement with Teracom AB was terminated in August 2001. The termination of the contract with Teracom resulted in the MTG licenses for Swedish digital terrestrial broadcasting being revoked by the Swedish Radio and TV Authority. See "Item 5—Operating and Financial Review and Prospects—Withdrawal from Swedish Digital Terrestrial Broadcasting Network". Based on this action, MTG lost its licenses for broadcasting digital television terrestrially in Sweden. The Company does not believe that the effects of the loss of the digital terrestrial broadcasting licenses will have a materially adverse effect on the Company's financial condition and results of operations; however, if the Swedish state decided to sponsor or subsidize digital terrestrial broadcasting, such action could create a demand for digital terrestrial transmission which could have a material adverse effect on the demand for the digital satellite transmission utilized by MTG. Although we currently do not believe that the loss will have any material adverse effect it will negatively affect our ability to compete effectively and any competitor that has a license to broadcast in the DTT will have an advantage through their increased penetration.

Our subscriber information may be inaccurate

        We determine the number and preferences of our subscribers by gathering information from our system that manages the encryption of the smartcards used by our subscribers. Our technical systems may not adequately interpret such data making our information imperfect. We may not provide access to the proper channels to subscribers who have paid for such access. Moreover, either because of technical problems or human error, we may not have an accurate count of our subscribers. These problems may affect our ability to make decisions that accurately reflect subscriber demands and may impair our competitiveness.

ITEM 4—INFORMATION ON THE COMPANY

GLOSSARY

        The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used herein:

Analogue	A signaling technology in which signals are conveyed by continuously varying, among other things, the frequency, amplitude or phase of the transmission.
CATV	Cable- or fiber-optic-based distribution of television programs used with both satellite and terrestrial broadcasting.
Churn rate
Subscription disconnections (either voluntarily terminated by the subscriber or involuntarily terminated due to non-payment of bills or because of expected fraudulent use), expressed as a percentage of the midpoint of the number of subscribers at the beginning and end of the period.
Digital	A signaling technology in which a signal is encoded into digits for transmission.
DTH	Direct-to-home transmission and distribution of television programs to customers with parabolic satellite dishes and receivers.
DTT	Digital-terrestrial-transmission of television programs to customers in the digital terrestrial net.
Encrypted	Distribution of transmissions that are scrambled in order to prevent illegitimate access.
Smartcard
A card rented from Viasat or one of its competitors which is inserted into a decoder box in a DTH customer's home and which receives and implements signals to permit or prevent the transmission of particular television channels.
SMATV	Small master antenna-based distribution of television programs in which a common parabolic satellite dish is used to link a group of customers via a satellite network.
Terrestrial Broadcasting Transponder
Transmission of television programming using the VHF frequencies. Satellite-based device that is able to receive signals from uplink facilities and retransmit them to ground-based receivers, such as parabolic satellite dishes.
Downlink facilities	Technical facilities needed to receive satellite transmitted programming.
Uplink Facilities	Technical facilities needed to transmit television programs through satellites.

HISTORY AND DEVELOPMENT OF THE COMPANY

        Modern Times Group MTG AB (publ) is a Swedish public limited liability company that is subject to the provisions of the Swedish Companies Act. Modern Times Group MTG AB (publ) was incorporated on October 26, 1987 with Patent- och Registreringsverket—Bolagsavdelningen (the Swedish Patent and Registration Office—Company Register), and its registration number is 556309-9158. Pursuant to a reorganization, Modern Times Group MTG AB (publ) became the parent company of the former parent company of the MTG Group. Prior to that reorganization, Modern Times Group MTG AB (publ) was a dormant company with nominal assets, equity of SEK 50,000 and no liabilities.

        The registered office of Modern Times Group MTG AB (publ) is Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden, and the telephone number is +46 8 562 000 50.

        Kinnevik, MTG's parent prior to the MTG Demerger, entered the media sector in the mid-1980s when, together with a number of partners, it founded the consortium that today operates the Astra satellites. Kinnevik commenced operations of the first Scandinavian satellite television channel when it launched TV3 on December 31, 1987, broadcasting via its Astra satellite transponders.

        Kinnevik initially broadcast TV3 as a pan-Scandinavian, mixed-language channel. In 1989, Kinnevik divided TV3 into three distinct language and content channels through the launch of TV3 Denmark and TV3 Norway, also via the Astra satellites.

        Because of the limited infrastructure of the Scandinavian television industry when TV3 commenced operations, Kinnevik expanded vertically in 1988 and 1990 through the establishment of the television production company, Strix, and the acquisition of the subtitling and dubbing company Subtitling and Dubbing International, respectively, which were further developed. In 1989, Kinnevik launched TV1000, a premium pay television service, and in 1991 created the marketing and distribution company Viasat AB, which provides a link to MTG's satellite-based customers via a decoder and "smartcard" system.

        MTG commenced operations as Kinnevik's media division in late 1994. Management estimates that as of December 31, 2002, MTG's 20 television channels (both Free-TV and Pay-TV) were capable of being viewed by 45 million viewers in nine countries.

        On September 15, 1997, in order to effect the MTG Demerger, all of the MTG Shares were distributed as a special dividend to the shareholders of record of Kinnevik at VPC AB ("VPC") in the form of a distribution of one MTG A Share for each of Kinnevik's series A shares and one MTG B Share for each of Kinnevik's series B shares. In certain cases, MTG B Shares were deposited in return for ADSs, at a ratio of five MTG B Shares per ADS. In February 2002, the ratio for the ADSs was changed, and effective March 8, 2002, one ADS represents one MTG B share. ADSs are represented by ADRs, which are traded on Nasdaq. Since May 3, 1999, the MTG Shares have been listed on the O-list of Stockholmsbörsen.

        Since the MTG Demerger, MTG has continued to expand and reorganize its operations. In March 2000, MTG exercised an option granted to it by Kinnevik (the "TV1000 Option") and acquired the assets and liabilities of TV1000 Sverige AB at a purchase price of SEK 900 million, based on a valuation report prepared by an investment bank related to Kinnevik and MTG. MTG paid the purchase price in the form of 422,297 MTG A Shares and 1,266,892 MTG B Shares, which were issued by MTG on May 25, 2000. The fair market value of these shares, approximately SEK 900 million, was calculated as the average closing price for the applicable MTG Shares over the 15 trading days preceding the option exercise date. From 1997 through 1999, MTG had contributed in total SEK 256 million to Kinnevik in order to cover the losses incurred by TV1000, in accordance with the terms of the option agreement, which were reported in the consolidated income statement of MTG as expensed option premium costs. The total of the purchase price paid for TV1000 in the form of new MTG shares, SEK 900 million, and the option premium cost is SEK 1,156 million. See "Item 5—Operating and Financial Review and Prospects—TV1000".

        In television, MTG expanded its television operations by launching or acquiring ZTV (Sweden) in 1992, 3+ (Denmark) in 1997, ZTV (Norway) (formerly Viasat +) in 2002, TV8 in 1999, Viasat Nature and Viasat Action (formerly TV6) in 2001, Viasat Sport in 1999 and Viasat Explorer in 2001. MTG further expanded by introducing its TV3 channels into the Baltic's in 1998, with a 42 percent interest in a channel in Estonia, an 84 percent interest in a channel in Lithuania and a 49 percent interest in a channel in Latvia. In 2001, MTG acquired, for approximately $500,000 the remaining shares in its TV3-format channel in Latvia, increasing its ownership from 49 percent to 100 percent. In addition, in January 2002, MTG increased the shareholding of the Viasat company in Estonia that produces TV3 Estonia from 42 percent to 100 percent ownership. MTG's Estonian subsidiary for the television operations is now wholly owned. In April 2002, MTG launched Tango TV, a new channel in Lithuania, in cooperation with Tele2. In June 2003, we acquired the remaining 16 percent of the shares in TV3 Lithuania for approximately SEK 4.5 million.

        MTG also expanded its television operations into Hungary and Russia. In March 2000, MTG acquired for approximately DEM 1.35 million, 95 percent of the share capital of Alfa TV Kft, a company that operated a television channel in Hungary. After the acquisition, the channel was restructured and relaunched as Viasat 3 Hungary. During 2001, MTG acquired 75 percent of the share capital of ZAO "TV DARIAL", the company that operates the Russian commercial television station DTV, together with promissory notes issued by DTV to certain of its shareholders. The agreed consideration for the shares was approximately $4.5 million and the agreed consideration for the promissory notes was approximately $3.2 million. Consideration for promissory notes was paid in full on closing. Consideration for the shares was paid in two installments: (a) the initial installment of $81,974, which was paid on closing; and (b) the final installment, which was paid one year later, on May 21, 2002. As certain seller warranties were discovered to be incorrect prior to payment of the final installment, the amount actually paid by MTG was reduced and only approximately $2 million was eventually paid by MTG in respect of the final installment. The amount of this final payment is currently being disputed by the sellers and discussions are ongoing. In January 2002, MTG acquired, for approximately $19 million, an approximately 37 percent holding in StoryFirst Communications Inc., a U.S. private corporation that owns CTC, the second largest commercial TV broadcasting network in Russia as well as six local radio stations in Russia.

        In 2000, MTG sold part of its shareholding in TV4 for SEK 126 million, realizing a net gain of SEK 106 million, decreasing its ownership from 22.4 percent to 20.1 percent. In May 2002, MTG sold 1,000,000 TV4 shares for $20 million realizing a net gain of SEK 163 million, and its ownership in TV4 decreased from 20.1 percent to 15.1 percent.

        In addition to television broadcasting, MTG has expanded into different media, such as radio, traditional and electronic publishing, electronic commerce, film and television production, and subtitling. With respect to radio, MTG Radio produces and transmits radio shows throughout Sweden via its "Rix FM" and "Power Hit Radio" networks, and also has a 33.1 percent stake in P4 Radio Hele Norge. In May 2000, a fourth station was launched in Estonia as "Power Hit Radio". In December 1998, MTG Radio acquired a 49 percent stake for SEK 2,450,000 in three Estonian radio stations via Mediainvest Holding AS and renamed them "Easy FM", and in January 2002, MTG increased its interest to 100 percent for approximately EEK 30 million. In December 1998, MTG Radio spread its "Easy FM" brand to Latvia through the acquisition of 50 percent of Radio Rigas Jurmala AS, a Latvian radio network consisting of eight radio stations for $325,000 and LVL 16,500. In April 2000, "Easy FM" was renamed "Star FM" and at the same time MTG Radio increased its interest in the Latvian radio network to 100 percent for $325,000 and LVL 16,500. In August 1999, MTG Radio acquired, for approximately SEK 19.4 million, 24 percent of P4 Finland Oy, which operates two radio networks consisting of a total of 15 radio stations. In November 2000, MTG Radio sold its interest in P4 Finland Oy, and in exchange acquired an indirect ownership in Radio Nova, Finland's largest commercial radio network, according to research done in 2001 by Finnpanel, a Finnish research institute. In January 2002, MTG Radio acquired, for approximately SEK 27 million, two local radio stations in Stockholm, "Lugna Favoriter" and "Wow105.5" from CLT UFA S.A. "Wow105.5" was closed down later in the same month and the frequency was replaced with "RixFM". The old "RixFM" frequency was used to launch a new radio channel "Metro Radio" in 2002. In March 2003, MTG launched Power Hit Radio in Lithuania, which as a technical penetration of approximately 43 percent.

        In June 1999, MTG Publishing acquired Moderna Tider, including its subsidiaries, Moderna Tider Förlags AB (which publishes the magazine "Moderna Tider", a news magazine targeting the affluent, well-educated, urban part of the Swedish population), and Brombergs, from Kinnevik for SEK 7 million. Brombergs is MTG Publishing's book publishing unit, publishing both fiction and non-fiction books. MTG has also broadened its publishing operations to include the magazine "Kapital". From 1998 to 1999, MTG increased its holding in Finanstidningen AB, publisher of the Swedish daily financial newspaper "Finanstidningen", from 14 percent to 100 percent for approximately SEK 50 million. See "—Business Overview—Business Units—MTG Publishing". In addition, MTG completed the Metro Demerger on August 15, 2000. See "Item 5—Operating and Financial Review and Prospects—Metro Demerger". In January 2002, MTG Publishing acquired Vision Direkt i Sverige AB (which published the weekly newspaper "Vision", a newspaper focused on media, finance and advertising). In February 2002, Vision and Finanstidningen were combined into a new newspaper named "Finans Vision", which was launched on March 5, 2002 and subsequently discontinued in January 2003. During the autumn of 2002 the magazines Moderna Tider and Kapital seized publications. The business area MTG Publishing were subsequently closed down in 2003 and the remaining operations were transferred to MTG Modern Studios. See "—Subsequent Events".

        MTG has also diversified its operations geographically, expanding into Scandinavia and throughout the rest of Europe via its retailing subsidiary TV-Shop. MTG increased its then 94 percent interest in TV-Shop to 99 percent in November 1998 at a cost of SEK 17 million, and subsequently bought the remaining 1 percent in March 1999 for SEK 3.1 million. In addition, the Company has also launched other e-commerce businesses. See "—Business Overview—Business Units—MTG TV-Shop".

        In addition, MTG has expanded its subtitling business, SDI Media, by increasing its presence in the Middle East and Asia. In October 1999, SDI Media acquired for $2.6 million a 75 percent stake in Gelula, a Los Angeles-based subtitling company. SDI Media acquired the remaining 25 percent of Gelula in 2000 for approximately $2.3 million. Gelula has an established DVD subtitling business for several of the large Hollywood studios.

        With respect to MTG's film and television production, see "—Business Overview—Business Units—MTG Modern Studios".

        Through 2000, MTG's operations were organized into six principal areas: Viasat, which operated MTG's television broadcasting business; MTG Radio, which operated MTG's radio broadcasting business; MTG Publishing, which operated MTG's publishing business; MTG TV-Shop, which operated MTG's Internet- and television-based retail business; MTG Modern Studios, which operated MTG's television and film production business; and SDI Media, which operated MTG's subtitling and dubbing services business. MTG's organizational structure is designed to enable its units to maintain and develop their positions in the markets in which they operate, and to exploit their established brands. Responsibility for each of the business areas resided with MTG's separate operating subsidiaries.

        Effective January 1, 2001, MTG reorganized its operations by transferring certain of its MTG TV-Shop and Viasat operations into a newly formed business unit, MTG New Media. See "—Business Overview—Business Units—MTG New Media". Also in connection with this reorganization, MTG transferred operating responsibility for its TV8 Pay-TV channel from Viasat to MTG Publishing. See "—Business Overview—Business Units—MTG Publishing".

        Effective January 1, 2003, MTG reorganized its operations by transferring its MTG New Media business unit to Viasat. The following discussion, however, is based upon the financial structure of MTG's operations through December 31, 2002, and as accounted for in MTG's consolidated financial statements as of and for the year ended December 31, 2002.

BUSINESS OVERVIEW

        The following chart sets forth the operational structure of MTG as at December 31, 2002:

        New Media has in our financial structure been reported as a separate business area but has been operationally been run by Viasat.

        The following tables set forth the sales and operating income or loss after depreciation of each of the Company's segments for each of the indicated periods.

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Net sales by business area(1)
Viasat	3,808.1	4,552.2	4,353.3
MTG New Media(2)	60.8	106.6	103.5
MTG Radio	132.9	124.0	157.3
MTG Publishing(3)	214.1	177.3	134.0
MTG TV-Shop	580.5	755.1	670.7
SDI Media	330.4	397.2	378.9
MTG Modern Studios	551.1	626.9	601.9
Parent company and other companies	105.1	110.2	122.7
Eliminations	(352.1)	(447.8)	(499.0)

Total	5,430,9	6,402,1	6,023.2

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Operating income/loss by business area(7)
Viasat	473.8	537.3	390.1
Sale of shares in TV4(4)	106.0	—	162.9
Viasat digital project(5)	(555.0)	(15.0)	—
Victory Challenge	—	—	(30.0)
MTG New Media(2)	(39.3)	(69.6)	22.0
MTG Radio	18.2	12.6	(31.0)
MTG Publishing(3)	(26.4)	(68.9)	(102.3)
MTG TV-Shop	(127.0)	(33.1)	11.5
SDI Media	17.9	41.5	53.7
MTG Modern Studios	2.6	79.2	58.3
Parent company and other companies	(116.9)	(112.1)	(163.1)
Other non-recurring items(8)	—	—	(95.8)
Metro Sweden's sales company, Jan-May 2000(6)	32.3	—	—
Eliminations	(13.2)	(12.0)	(9.6)

Total	(227.0)	359.9	266.8

(1)
Includes sales within the MTG Group which is then eliminated on a consolidated basis, but excludes income/(loss) from corporate development.

(2)
Effective January 1, 2001, MTG reorganized its operations by transferring certain of its MTG TV-Shop and Viasat operations into a newly formed business unit, MTG New Media. See "—Business Units—MTG New Media". The 2000 figures have been restated accordingly.

(3)
Effective January 1, 2001, MTG transferred operating responsibility for TV8, its Pay-TV channel, to MTG Publishing. Effective January 1, 2003, MTG transferred operating responsibility to Viasat. The figures have been restated to reflect the latter reorganization.

(4)
In the first half of 2000, MTG sold 467,000 shares in TV4 to third parties for a profit of SEK 106 million. In May 2002, MTG sold 1,000,000 shares of TV4 for $20 million to Metro in respect of the subscription of the $20 million Metro Convertible Bond realizing a profit of SEK 163 million.

(5)
During 2000, MTG started to transmit its Pay-TV channels digitally and costs associated with the conversion to digital transmission technique and costs for converting analog premium subscribers to digital customers were charged to the income statement with SEK 555.0 million in 2000 and SEK 15 million in 2001.

(6)
Metro Sweden, a sales company for Metro, was not part of the Metro Demerger as described under "Item 5—Operating and Financial Review and Prospects—Metro Demerger", and consequently, Metro Sweden stayed within the MTG Group until May 31, 2001. The result from Metro Sweden sales company during January 2000 through May 2000 have been consolidated in MTG's account and are therefore reported on a separate line.

(7)
Includes income/(loss) from corporate development. Income/(loss) from corporate development, which was SEK 8 million in 2000, SEK 0 million in 2001 and SEK 0 million in 2002, consists of non-recurring income or losses relating to the sale of companies or interests in companies in the MTG Group. The operating income/loss by business area includes income/loss generated from sales within the MTG Group, which is then eliminated on a consolidated basis.

(8)
The other non-recurring items mainly comprise of write-down of assets of SEK 95.8 million relating to the closure of Finans Vision and other smaller businesses.

        The following table illustrates MTG's net sales by geographic area:

	Year ended December 31,
	2000(1)(2)	2001	2002	% for 2002
	(in SEK millions)
Sweden	2,383.2	2,504.0	2,215.1	36.8
Norway	861.5	1,138.2	986.1	16.4
Denmark	1,261.3	1,526.1	1,595.3	26.5
Rest of Europe	742.6	953.6	977.8	16.2
North America	135.0	202.9	186.8	3.1
South America	1.9	12.1	4.1	0.1
Asia	45.1	64.9	57.9	1.0
Africa	0.3	0.2	—	—

Total	5,430.9	6,402.1	6,023.2	100%

(1)
TV1000's sales have been consolidated into the financial statements of MTG since January, 2000.

(2)
Includes results for Metro Sweden's sales company from January, 2000 through May, 2000.

        MTG has three significant minority holdings, which are accounted for according to the equity method. MTG currently holds a 15.1 percent interest in TV4 (MTG held 20.1 percent of TV4 as of December 31, 2001 and 2000 and therefore accounted for TV4 as an associated company in 2000, 2001 and until May 2002) described under "—Investment in TV4", an approximately 37 percent interest in StoryFirst Communications Inc., which owns the Russian broadcasting network CTC described under "—Investment in StoryFirst Communications Inc.", and a 33.1 percent interest in P4 Radio Hele Norge, described under "—MTG Radio". These companies contribute to the net income of the MTG Group through the associated income item and thus not through revenue. In addition, MTG has a minority holding in the former subsidiary, Metro, amounting to 4.2 percent of the share capital, thus not accounted for according to the equity method. MTG's ownership in Metro was acquired by converting part of a convertible note that MTG had in Metro into one million Metro A shares in December 2000 and by the participation in Metro Private Placement in October 2001. See "Item 5—Operating and Financial Review and Prospects—Metro Demerger".

Strategy

        MTG's strategy is to expand its position as one of Northern Europe's and Eastern Europe's leading traditional and new media companies by focusing on high quality content produced in a cost efficient manner for its broadcasting and production companies and by maintaining and improving its existing strong brands. MTG aims to achieve this goal through continued horizontal and vertical integration.

        Key elements of MTG's strategy are to:

  •
  secure attractive content through acquisition and production;

  •
  maximize the potential of its brands;

  •
  secure distribution of its productions through numerous media outlets;

  •
  improve and utilize its consumer databases; and

  •
  promote a triple revenue strategy by complementing advertising revenues with direct, subscription revenues and revenues derived from various transactions, such as pay-per-view, games and CDON services, using the existing customer base.

        To further this strategy, MTG exploits synergies within the MTG Group through:

  •
  joint rights acquisition and content production;

  •
  joint acquisition or leasing of transponder capacity and other infrastructure;

  •
  cross-promotion and cross-sales among its various media distribution platforms;

  •
  maximizing use of customer databases;

  •
  joint sales to advertisers; and

  •
  exportation of proven concepts to markets outside Scandinavia, primarily to Eastern Europe, Finland, the Baltics and the countries that are former members of the U.S.S.R.

The Market for MTG's Services

        Advertising revenue is together with subscription revenues the main source of revenue for the MTG Group. Advertising revenues comprised 44 percent of its total revenues in 2000, 38 percent of its total revenues in 2001 and 37 percent of its total revenues in 2002. Subscription revenues comprised 29 percent of its total revenues in 2000, 39 percent of its total revenues in 2001 and 38 percent of its total revenues in 2002. MTG has developed a broad client base of advertisers ranging from small local companies to large multinational companies. MTG believes it has positioned itself in strategic and geographic areas in a manner that will allow it to maximize advertising revenue.

        MTG's non-advertising revenues derive from diverse sources. Viasat's Pay-TV business generates revenues through charging subscription fees for its Pay-TV channels. MTG Publishing also generates subscription revenues from its magazines and newspapers, and sales revenue through its book publishing unit's sales. MTG TV-Shop is a retail business and generates sales revenue through its TV-Shop business, which sells various goods (principally music, household and fitness products) primarily through television commercials and infomercials and through its Internet retailing business, which sells music, film and computer games products on the Internet. MTG Modern Studios generates revenue through licensing and production of its content for television and film. Finally, SDI Media generates revenues through selling subtitling, dubbing and related services.

Seasonality

        MTG's television operations show a strong seasonal characteristic, since the advertising market, viewing hours and subscriptions for Viasat's Pay-TV channels are seasonal. Viasat's third quarter revenues are traditionally lower than average due to lower viewing rates during the summer months, and its fourth quarter revenues are traditionally higher than average due to increased viewing hours and subscription sales for Pay-TV channels during this quarter. Accordingly revenues have fluctuated significantly during the course of each year. MTG Radio is subject to similar seasonal fluctuations in advertising revenues. The revenues within MTG's retail business are lower during the third quarter, when TV viewing hours are lower and use of the Internet are lower. See "Item 5—Operating and Financial Review and Prospects—Seasonality". For a description of the risks involved with seasonality, see "Item 3—Key Information—Risk Factors—Industry Risk Factors—The seasonal nature of the advertising market may affect our revenues".

Business Units

VIASAT

Overview

        The Viasat business area is responsible for operating MTG's television broadcasting business, which has 20 channels throughout Scandinavia, the Baltics, Hungary and Russia. Viasat's 20 channels are divided between advertising-financed channels (the "Free-TV Channels") and subscription-financed channels (the "Pay-TV Channels") that are broadcast either by satellite or terrestrial transmission in digital or analogue format and distributed via CATV (cable-based), SMATV (small master antenna-based) or DTH (direct-to-home parabolic satellite dish-based) distribution. The following table sets out Viasat's Free-TV Channels and Pay-TV Channels (together, the "Viasat Channels"):

Free-TV Channels	Pay-TV Channels
TV3 (Sweden)
ZTV (Sweden)
TV3 (Denmark)
TV3 (Norway)
TV3 (Estonia)
TV3 (Lithuania) (84% owned)(1)
TV3 (Latvia)
Tango TV (Lithuania)
3+ (Denmark)
ZTV (Norway)
Viasat 3 (Hungary) (95% owned)
DTV (Russia) (75% owned)	Viasat Nature (Sweden)(4)
Viasat Action (Sweden)(4)
TV8 (Sweden)(2)
Viasat Sport (Sweden and Denmark)(3)
TV1000 (Sweden, Norway, Denmark, and Finland)
TV1000 Cinema (Sweden, Norway, Denmark and Finland)
Viasat Explorer (Sweden, Norway, Denmark, Finland and the Baltics)
TV1000 (The Baltics, Russia, Moldavia, Belorussia and Georgia)

(1)
In June 2003 the remaining 16 percent of the shares in TV3 Lithuania was acquired by MTG:

(2)
TV8 is an advertising-financed and subscription-financed television channel, which is part of MTG Publishing. See "—MTG Publishing".

(3)
Viasat Sport is both advertising-financed as well as subscription-financed television channel broadcasted in Sweden and Denmark.

(4)
Through the end of 2001, Viasat Nature (Sweden) was broadcasted under the name TV6 Nature and Viasat Action (Sweden) was broadcasted under the name TV6 Action.

        In addition to the Viasat Channels, MTG has a 15.1 percent investment in TV4, described under "—Investment in TV4", and an approximately 37 percent investment in StoryFirst Communications Inc., a U.S. private corporation that owns 75 percent of CTC, the second largest commercial TV broadcasting network in Russia, described under "—Investment in Story First Communications Inc." and "—History and Development of the Company".

        Viasat's programming consists of both MTG-produced and third-party-produced programming. Viasat typically secures the rights to broadcast acquired third-party-produced programs through long-term licensing agreements. The remaining programming consists of sporting events and own productions commissioned both from MTG Companies and outside producers. In Scandinavia, approximately half of Viasat's own production, excluding sport programming, is commissioned from Strix, which is part of Modern Studios. See "—Modern Studios".

        MTG has secured the rights to broadcast certain significant sporting events through the Viasat Channels. The following table sets out certain information relating to the most important sporting events for which MTG has broadcast rights:

Event	Territory	Term
Ice Hockey World Championships	Scandinavia and the Baltics	2003 to 2007
Danish Superligaen Soccer Matches	Denmark	2002 to 2006
Spanish First Division Soccer	Scandinavia	2002 to 2003
UEFA Champions League Soccer	Scandinavia and Hungary	2003 to 2006
Ryder Cup Golf	Scandinavia	2005 and 2006
U.S. P.G.A. Championship	Scandinavia	2003 to 2006
U.S. Men's Open Golf	Scandinavia	2003 to 2006
U.S. Women's Open Golf	Scandinavia	2004 to 2006
European P.G.A. Tour Events (including the Alfred Dunhill Cup) and Cisco World Match Play	Scandinavia	2003 to 2006
Formula 1 Motor Racing World Championship	Denmark	2003
World Cup Handball	Sweden and Denmark	2002 and 2004
British Open Golf Championship	Scandinavia	2003 to 2006

        Viasat generated total sales of SEK 4,353.3 million in 2002, a 4.3 percent decrease from 2001. Viasat's operating income was SEK 523 million in 2002 compared to SEK 522 million in 2001. Viasat's operating income of SEK 390.1 million in 2002 represents an decrease of 27.4 percent over 2001, excluding non-recurring items. Viasat's revenues in 2002 represent 72.3 percent of MTG's net sales and 146.2 percent of MTG's operating income.

Transition from Analogue to Digital Format

        Viasat began to transmit certain programming signals to its customers in both digital and analogue format in April 2000. Digital television provides improved picture quality and allows for the transmission and receipt of a greater number of channels. It will also permit interactive advertising and interactive broadcasting, and allows subscribers to access interactive services, such as games, through their television sets. Because the size of a digital signal is only approximately one-eigth the size of an analogue signal, digital television permits a more efficient and cost-effective use of satellite capacity.

        Viasat began its principal commercial roll-out of digital services to its customers in October 2000 by distributing digital set-top decoders to premium subscribers for a subsidized administration fee of SEK 199 each. The switch from analogue to digital for the subscribers to the Viasat premium channel packages was completed in 2001. As of December 31, 2002, Viasat had secured approximately 617,000 subscribers to its digital services, approximately 73 percent of whom are subscribers to one of Viasat's premium packages. Although Viasat made an initial cash outlay of SEK 555 million in 2000 and SEK 15 million in 2001 to subsidize the distribution of set-top decoders, it expects to fully recover this cost through the cost savings it anticipates will arise from the gradual phasing out of more costly analogue transmission.

        Viasat transmits its satellite broadcasts through a total of 10 transponders that the Company uses 100 percent and five transponders that the Company is partly using on four separate satellites that transmit programs to satellite dish receivers and cable systems throughout Europe. Currently, four of the transponders that the Company uses 100 percent and the five transponders that the Company uses partly through which Viasat broadcasts permit the broadcast of digital signals. Viasat leases capacity on all of its satellite transponders from either Telenor ASA ("Telenor") or Nordiska Satellitaktiebolaget ("NSAB"), and the majority of its capacity agreements expire between 2004 and 2008. See "Item 3—Key Information—Risk Factors—Technology Risk Factors". Our operations and growth may be hindered by failures in, or limited availability, of satellite transponder capacity. The leasing agreements for the digital transponders and four out of six analogue transponders that Viasat utilizes are non-preemptible, i.e. if a transponder were to malfunction, Viasat does have the automatic right to receive capacity on a qualifying transponder provided such capacity is available. There is a financial risk of malfunctioning transponders that is dependent on availability of qualifying transponders but Viasat has managed the risk by having non-preemtible transponder agreements on the majority of its transponders.

Viasat's Free-TV Operations

Overview

        Viasat's Free-TV operations consist of the satellite and terrestrial transmission of advertising-financed television channels generally available to viewers without the payment of a subscription fee. MTG broadcasts its Scandinavian and Hungarian Free-TV Channels from its headquarters outside of London, whereas the Baltic states' and Russia's channels are broadcast from within the applicable country. MTG's broadcasting headquarters were established in the United Kingdom because commercial television licenses were not available in Sweden when Viasat commenced its broadcasting operations in 1987.

        Transmitting from the United Kingdom allows MTG to take advantage of the U.K.'s television regulatory regime, which permits commercial advertisements to be broadcast on a more favorable schedule and with greater frequency than is permitted under current regulations in Scandinavia. MTG benefits from broadcasting under the U.K. regime insofar as the U.K. regime allows the broadcasting of (i) more advertising in relation to total transmission time as compared to the Swedish regime, (ii) advertising directed toward children, which Scandinavian regulations prohibit and (iii) advertising of certain types of products such as alcohol which are not permitted to be advertised on channels regulated within the Scandinavian countries. See "—Regulation—Viasat—Establishment in the United Kingdom".

        Moreover, by broadcasting most of its Free-TV Channels from the same facility in London, MTG is able to achieve economies of scale in many areas, including transmission, administration, overall program planning and marketing.

Viasat's Free-TV Channels

The TV3 Channels

        TV3 is a key brand within the Viasat Channels. The TV3 channels together with the subscription revenues from the Pay-TV business are the most significant contributors to the revenues and profits of the MTG Group.

        Viasat's TV3 channels, which provide programming that is aimed at the 15 to 50 year old demographic group such as reality-soaps, network drama, feature films and soap operas, include TV3 Sweden, TV3 Denmark, TV3 Norway, Viasat 3 (Hungary), TV3 Estonia, TV3 Latvia and TV3 Lithuania. The TV3 channels also have the right to broadcast the Ice Hockey World Championships in Scandinavia and the Baltics and the UEFA Champions League soccer matches in Scandinavia, until 2007 and 2006 respectively.

3+

        3+ broadcasts general entertainment television programming, films, sports and youth programs in the Danish market. 3+ also broadcasts Danish "Superligaen" soccer matches in Denmark. 3+, ZTV Sweden and ZTV (Norway) to a large extent make use of the same programming rights. See "—Viasat+".

ZTV (Sweden)

        ZTV was launched in Sweden in February 1991. ZTV broadcasts music-focused television programming and films oriented towards younger viewers (ages 12 to 35).

ZTV (Norway)

        A Norwegian version of ZTV was launched in Norway on January 1, 2002 replacing the Viasat+ channel. The Norwegian ZTV has the same format as the Swedish ZTV channel.

Baltic Channels

        In 2000, MTG held a 42 percent interest in a TV3-format channel in Estonia, an 84 percent interest in a TV3-format channel in Lithuania and a 49 percent interest in a TV3-format channel in Latvia. During 2001, MTG increased its interest to 100 percent in TV3 Latvia, and in January 2002, MTG increased its interest to 100 percent in TV3 Estonia. See "—History and Development of the Company". MTG intends to capitalize on the strong growth in the advertising markets in these countries using a format similar to that of its TV3 channels and TV4 in Scandinavia. MTG's Baltic channels are broadcasted terrestrially and have penetrations (the percentage of potential viewers actually reached by a station's broadcasts) of approximately 96 percent of the viewing population in Lithuania and Latvia, and 98 percent of the viewing population in Estonia. MTG was awarded a terrestrial nation-wide broadcast license in Latvia in February 2001, and MTG was awarded a regional broadcast license in Vilnius, Lithuania and together with Tele2 launched in April, 2002 its first Lithuanian secondary channel, Tango TV. In June 2003, the remaining 16 percent of TV3 Lithuania was acquired, and will be fully consolidated in the 2003 financial results.

        According to research by EMOR Gallup Media, TV3 Estonia has been the market leader in Estonia since 1998, capturing 21 percent of the Free-TV viewing market (persons aged 15 to 49) in 2002. TV3 Lithuania was, according to research by the SIC Gallup Media TV Meter Survey, the second largest TV channel in terms of viewer share in Lithuania in 2002, with a Free-TV viewing market share of 23.7 percent. According to research by BMF Gallup Media, TV3 Latvia had 21 percent of the Latvian Free-TV viewing market in 2002.

Viasat 3 (Hungary)

        MTG acquired the Hungarian company, Alfa TV Kft in March 2000. The channel was relaunched as Viasat 3 in October 2000. Viasat 3 (Hungary) broadcasts network drama, comedy series, soap operas, reality-soaps, feature films and it has a license to broadcast the Champions League starting in 2003. Viasat 3 had, according to research by AGM Hungary, a penetration of approximately 49 percent of TV households in Hungary in January 2002.

DTV (Russia)

        In April 2001, MTG acquired a 75 percent of the shares in the Russian company operating the commercial television channel DTV. See "—Acquisition of DTV" and "—History and Development of the Company". DTV is a wide-ranging, non-political, entertainment channel based on the same concept as TV3 in the Nordic and Baltic countries and Viasat 3 in Hungary. According to research by Gallup Media, DTV has a reach of approximately 36 million people in Russia.

Viasat's Television Advertising Markets

        Although commercial television advertising in Sweden has only been permitted since July 1, 1991, management believes that Scandinavia's advertising markets are well-developed and competitive. Television has, as a medium, continued to capture an increasing percentage of total advertising expenditures in Scandinavia. According to ZenithOptimedia estimates of the Swedish advertising market in 1999, 21.1 percent of all advertising expenditure in Sweden were related to television advertising. This percentage was 21.6 percent in 2001 and 21.4 percent in 2002. The comparative figure for 1991 was 4.8 percent.

        During the past five years, television advertising's share of total advertising expenditure has grown due to structural reasons, but despite this growth, television still commands a smaller percentage of all advertising expenditures in Scandinavia in comparison to other regions, such as the European Union and the United States. See "Item 3—Key Information—Risk Factors—Industry Risk Factors—The nature of the advertising markets and subscription revenue markets where we operate may negatively affect our revenues". This difference is due in part to the relatively high price per viewer for television advertising in Scandinavia and the fact that commercial television remains a relatively new advertising medium in Scandinavia. During 2002, Scandinavian advertising expenditures decreased. This decrease affected the television advertising market more than the traditional advertising media and resulted in a decrease in the television advertising expenditure market share. According to IRM, Institutet för Reklam och Mediestatistik, a research organization, this decrease was a temporary effect in 2002 and IRM estimates that the television advertising market share will increase in 2003. According to Zenith Media, the price per viewer during 2002 in the Norwegian commercial television market was the highest in Scandinavia while the price per viewer in the Swedish commercial television market was the lowest in Scandinavia. During 2002, Viasat's TV3 format channels (in addition to 3+) in Scandinavia, the Baltics and Russia conducted all of their own sales of advertising time. The sale of advertising time at ZTV during 2001 was conducted by sales personnel employed by AirTime Sweden AB, which was owned by Kinnevik (55 percent) and by TV4 AB (45 percent). During 2002, ZTV conducted all of their own sales of advertising time. In Hungary, all sales of advertising time at Viasat 3 (Hungary) were outsourced to the RTL Group S.A. starting in the third quarter of 2001. Prior to that time, all sales were done by Viasat's sales personnel. The arrangement with RTL was cancelled in the first quarter of 2002, and Viasat 3 (Hungary) has established an in-house sales organization in Hungary.

Competition

        In general, Viasat's competitors in its primary Free-TV markets (Sweden, Denmark and Norway) are state-owned television stations (which generally compete for viewing share, but not advertising revenues) and terrestrial and satellite commercial channels owned by other private companies, such as SBS Broadcasting S.A. ("SBS"). The following tables set out information as of December 31, 2002, based on the MMS Establishment Survey 2002:2 in Sweden, the Gallup Annual Survey in Denmark (2002) and the Gallup first quarter 2003 survey in Norway, regarding the penetration (the percentage of potential viewers actually reached by a station's broadcasts) and total viewing share of the channels in each of Viasat's major Free-TV markets:

Sweden

	SVT 1	SVT 2	TV3	TV4	Kanal 5	TV8	ZTV
Owner	State	State	MTG	Bonnier, Alma Media, MTG	SBS	MTG	MTG
Advertising financed	No	No	Yes	Yes	Yes	Partially	Yes
Penetration	100%	100%	64%	99%	58%	22%	47%
Total viewing share	26.5%	16.4%	9.9%	25.3%	7.8%	0.1%	1.4%

Denmark

	DR1	DR2	TV2	TV3	3+	TVDK1	TVDK2	TV2 Zulu
Owner	State	State	State	MTG	MTG	SBS	SBS	State
Advertising financed	No	No	Partially	Yes	Partially	Yes	Yes	Yes
Penetration	100%	79%	100%	68%	64%	53%	73%	68%
Total viewing share	28.4%	3.7%	35.2%	7.2%	3.5%	2.2%	4.8%	3.1%

Norway

	NRK	NRK2	TV2	TV3	TVN	ZTV
Owner	State	State	Schibsted ASA, A-Pressen, Egmont Holding ASA	MTG	SBS/TV2	MTG
Advertising financed	No	No	Yes	Yes	Yes	Yes
Penetration	100%	84%	98%	62%	86%	44%
Total viewing share	39.5%	2.9%	31.7%	6.2%	9.4%	0.6%

Viasat's Pay-TV Operations

Overview

        Viasat's Pay-TV operations consist of the satellite transmission and cable retransmission of subscription-financed television channels. Viasat's Pay-TV Channels are sold and distributed through Viasat Distribution, together with other third-party premium channels, to subscribers to one of Viasat's Pay-TV Channel packages and the leasing of smartcards that enable subscribers to view such channels.

        Since the beginning of the fourth quarter of 2001, subscribers to Viasat's Pay-TV Channels have had access to Viasat's pay-per-view services, which consist of movies and other programs that can be purchased on a program-by-program basis. Subscribers can access the pay-per-view services using the remote control for the satellite receiver to connect the subscriber to the fully automated pay-per-view services.

        MTG began selling its Pay-TV Channels in packages in 1997. With separate channel packages offered at varied prices, Viasat's strategy during 2001 was to attract customers to its Pay-TV services through its introductory channel package, the "Viasat Basic" package, and then offer incentives designed to encourage subscribers to upgrade their service package. Viasat aims to upgrade all subscribers to its "Viasat Gold" package by offering more channels at attractive prices as subscribers "buy through" or upgrade from either the "Viasat Basic" or the "Viasat Silver" packages.

        The initial fee for a Viasat smartcard in Sweden as of April 14, 2003 was SEK 390, and the yearly basic fee for each following year as of the same date was SEK 298 (plus a SEK 25 invoicing fee if not paid by direct debit). The initial fee for a Viasat smartcard in Norway as of April 14, 2003 was NOK 595, and the yearly basic fee for each following year as of the same date was NOK 495 (plus a NOK 19 invoicing fee if not paid by direct debit). The initial fee for a Viasat smartcard in Denmark as of April 14, 2003 was DKK 999, and the yearly basic fee for each following year as of the same date was DKK 358. The initial fee for a Viasat smartcard in Finland as of April 14, 2003 was EUR 65, and the yearly basic fee for each following year as of the same date was EUR 40 (plus a EUR 1.68 invoicing fee if not paid by direct debit). The initial fee for a Viasat smartcard in Estonia as of April 14, 2003 was EEK 450, and the yearly fee for each following year as of the same date was EEK 110. The initial fee for a Viasat smartcard in Latvia as of April 14, 2003 was LVL 16.60, and the yearly fee for each following year as of the same date was LVL 3.70. The initial fee for a Viasat smartcard in Lithuania as of April 14, 2003 was LTL 100, and the yearly fee for each following year as of the same date was LTL 24. As of December 31, 2002, there were approximately 994,000 digital and analogue Viasat smartcard holders throughout Scandinavia.

        The "Viasat Basic" package consisted as of April 14, 2003 of TV3, ZTV, Viasat Music, SVT1, SVT2, Barnkanalen, 24, and SVT Extra in Sweden, TV3, ZTV, Viasat Music, Pin24.com, NRK1 and NRK 2 in Norway, TV3, 3+, Viasat Music, Pin24.com, DR1 and DR2 in Denmark, in Finland a similar package structure to Denmark in addition to the pay-per-view services, TV3, MTV, BBC World, RTL, OPT1, HTB, VH1 in Estonia, TV3, MTV, BBC World, RTL, OPT1, HTB in Lithuania, and TV3, MTV, BBC World, RTL, OPT1, HTB and TV-Shop in Latvia. The "Viasat Basic" package consists of the above listed channels. The monthly fee for a 12-month subscription of a "Viasat Basic" package differs among the countries as seen in the below table:

Country	Sweden	Denmark	Norway	Finland	Estonia	Latvia	Lithuania
Fee per month	SEK 99	DKK 79	NOK 49	EUR 8	EEK 99	LVL 3.90	LTL 23

        The "Viasat Silver" package consists of the channels in the "Viasat Basic" package and a number of additional channels. The fee for a "Viasat Silver" package differs among the countries as seen in the below table:

Country	Sweden	Denmark	Norway	Finland
Fee per month	SEK 199	DKK 199	NOK 199	EUR 18

        A subscriber to one of the Viasat packages in Sweden, Norway, Denmark and Finland can subscribe to the following additional channels for an additional fee per month ("Viasat A la Carte"):

Additional channel packages to "Viasat Basic"

	Sweden	Denmark	Norway	Finland
TV Chile	SEK 149	DKK 149	NOK 149	EUR 16
Viasat Russia (ORT and NTV)	SEK 149	DKK 149	NOK 149	EUR 17

        The "Viasat Gold" package consists of the channels in the "Viasat Basic" package and a number of additional channels. The fee for a "Viasat Gold" package differs among the countries as seen in the below table:

Country	Sweden	Denmark	Norway	Finland	Estonia	Latvia	Lithuania
Fee per month	SEK 269	DKK 269	NOK 279	EUR 28.5	EEK 265	LVL 9.90	LTL 59

        The "Viasat Gold" package is compromised of the channels as set forth in the table below:

Channels in the "Viasat Gold" package

	Sweden	Denmark	Norway	Estonia	Latvia	Lithuania
TV3	•	•	•	•	•	•
ZTV	•		•
Ticket	•	•	•
Pin24.com		•	•
Viasat Sport	•	•	•	•	•	•
Viasat Action	•	•	•	•	•	•
Viasat Nature	•	•	•	•	•	•
3+		•
Viasat Explorer	•	•	•	•	•	•
Playboy TV	•	•	•	•	•	•
RTL	•	•	•	•	•	•
Hallmark	•	•	•
Cinema	•	•	•
TV1000	•	•	•	•	•	•
Disney Channel	•	•	•
Al Jazeera	•
Fox News Channel	•
SVT1	•
SVT2	•
Barnkanalen	•
24	•
SVT Extra	•
History Channel	•	•	•	•	•	•
Nickelodeon	•	•	•	•	•	•
Reality TV	•	•	•	•	•	•
TV8	•	•	•	•	•	•
CNN	•	•	•	•	•	•
Travel Channel	•	•	•	•	•	•
BBC World	•	•	•	•	•	•
Viasat Music	•	•	•	•	•	•
MTV	•	•	•	•	•	•
VH1	•	•	•	•	•	•
NRK1			•
NRK2			•
TV-Shop				•	•	•
OPT1				•	•	•
HTB				•	•	•
Tango TV						•
DR1		•
DR2		•

        The following table sets out the aggregate number of subscribers to the Viasat packages as of December 31, 2002:

(Thousands subscribers)	December 31, 2001	December 31, 2002
Total number of cardholders	1,125	994
Of which:
—Sweden	440	379
—Norway	325	281
—Denmark	345	319
—Finland and Eastern Europe	15	15

        As of December 31, 2002, approximately 62 percent of the cardholders received digital services, of which approximately 73 percent were premium subscribers. As of December 31, 2001, approximately 49 percent of the cardholders received digital services, of which approximately 91 percent were premium subscribers.

        Viasat distributes its smartcards through a retail network of approximately 5,000 dealers in Scandinavia, comprising primarily radio and TV retailers and through direct sales focused on buy-through campaigns.

        Viasat has developed a computerized subscriber management system, which includes separate sub-systems for each of the countries where Viasat operates, which manages the operation of the subscriber database within Viasat.

Viasat's Pay-TV Channels

TV1000

        TV1000 and TV1000 Cinema are Viasat's premium Pay-TV Channels. TV1000's programming consists of films, live sporting events, special events and general entertainment programs, while TV1000 Cinema broadcasts only films. Both TV1000 and TV1000 Cinema broadcast programs simultaneously in Scandinavia and Finland using different voiceovers or subtitles and a separate feed broadcasting TV1000 in the Baltic countries and Russia using local language subtitling. TV1000 and TV1000 Cinema are part of the "Viasat Gold" package.

        Prior to MTG's exercise of the TV1000 Option in March 2000, Viasat and TV1000 shared TV1000's subscription revenues. With effect from January 2000, TV1000 and TV1000 Cinema have been a part of Viasat. See "Item 5—Operating and Financial Review and Prospectus—TV1000".

Viasat Action and Viasat Nature (TV6)

        Viasat Action and Viasat Nature are broadcast on the same frequency, with Viasat Nature broadcasting nature programs in the early evening and Viasat Action broadcasting action series, films and sports programs during the late evening. Viasat Action and Viasat Nature are able to maintain low programming costs by broadcasting a large number of second-run programs from the TV3 and Viasat Explorer library. Up to the end of 2001, Viasat Action and Viasat Nature were broadcast under the names TV6 Action and TV6 Nature.

TV8

        In August 1999, MTG acquired TV8, a news and financial information channel, from the investment company Förvaltnings AB Ratos for SEK 1. TV8, which broadcasts financial news, documentaries and similar programming, generates both subscription and advertising revenues. In addition, TV8 broadcasts a significant amount of Bloomberg Television (TM) programming. During 2001, TV8 was a part of MTG Publishing, enabling further cross-use of financial news generated within the MTG Publishing business. Effective January 2002, TV8 was moved to Viasat.

Viasat Sport

        Viasat Sport was launched in March 1999 in Sweden and Norway on DTH, CATV and SMATV. See "Distribution—Satellite Distribution". Viasat Sport broadcasts sports programs, including horse racing, golf (the European P.G.A. tour, the Ryder Cup and the U.S. P.G.A. Championship) and international sailing races. In the beginning of 2002, a Danish edition of the Viasat Sport channel was launched, which includes Danish language coverage of Danish sports events, interviews and news stories.

Competition

        Viasat's primary Pay-TV competitor is Canal Digital a subsidiary of Telenor ASA, which exclusively distributes channels produced by Canal+, and competes generally in all of Viasat's programming formats. Canal Digital launched digital Pay-TV services in Scandinavia and Finland in the third quarter of 1998.

        The analogue terrestrial channels in the Scandinavian Free-TV market, which reach the majority of the Scandinavian population, are an increasing source of competition for MTG's Pay-TV Channels as the quality of the films shown on such channels improves. The Scandinavian video rental market is another source of competition for MTG's Pay-TV Channels. The service of downloading feature films on the Internet is also an increasing source of competition for MTG's Pay-TV Channels and pay-per-view services.

        We do not distribute our TV channels through DTT, in contrast to some of our competitors, which in certain respects limits our ability to compete with our competitors. DTT has been launched in Sweden and Finland but we expect that it will be launched in Norway and Denmark shortly which might further restrict our ability to compete effectively.

Distribution

        Viasat's television broadcasting of its Free-TV Channels is distributed via terrestrial broadcasting, CATV or satellite distribution, and Viasat's broadcasting of its Pay-TV Channels is distributed via satellite distribution and CATV.

        Set forth below is distribution information regarding our Free-TV Channels and Pay-TV Channels:

Station	Country	Type of Distribution
TV3	Sweden, Norway and Denmark	Satellite and CATV
ZTV	Sweden and Norway	Satellite and CATV
3+	Denmark	Satellite and CATV
TV3	Estonia, Latvia and Lithuania	Terrestrial
Tango TV	Lithuania	Terrestrial
Viasat 3	Hungary	Terrestrial and CATV
DTV	Russian	Terrestrial and CATV
Viasat Nature	Sweden, Norway and Denmark	Satellite and CATV
Viasat Action	Sweden, Norway and Denmark	Satellite and CATV
TV8	Sweden, Norway and Denmark	Satellite and CATV
Viasat Sport	Sweden and Norway	Satellite and CATV
Viasat Sport	Denmark	Satellite and CATV
TV1000	Sweden, Norway, Denmark and Finland	Satellite and CATV
TV1000 Cinema	Sweden, Norway, Denmark, and Finland	Satellite and CATV
Viasat Explorer	Sweden, Norway, Denmark, Finland and the Baltics	Satellite and CATV
TV1000	The Baltics, Russia, Moldavia, Belorussia and Georgia	Satellite and CATV

        In addition, the stations in which MTG holds a minority interest have the following distributions:

Station	Country	Type of Distribution
TV4	Sweden	Terrestrial
CTC	Russia	Terrestrial

Digital Terrestrial Broadcasting

        MTG Group companies had licenses to broadcast TV3, TV8, ZTV, Viasat Sport and TV1000 terrestrially in digital format in Sweden in 2001. MTG Group companies entered into arrangements with Senda i Sverige AB and Teracom AB, the Swedish national broadcasting service that provides the technical infrastructure that MTG used for its terrestrial broadcasts in Sweden. In June 2001, MTG announced its intention to withdraw from the contract regarding distribution in the Swedish digital terrestrial broadcasting network, since the network had not delivered the number of customers promised. However, before the withdrawal MTG offered to continue distribution. Teracom rejected this offer and MTG was shut off. Consequently the distribution agreement with Teracom AB was terminated in August 2001. The termination of the contract with Teracom resulted in the MTG licenses for Swedish digital terrestrial broadcasting being revoked by the Swedish Radio and TV Authority. The decision of the Swedish Radio and TV authority to revoke the licenses was appealed by the affected license holders, in November 2001 to the county administrative court but the decision to revoke the licenses was upheld in the court. See "—Regulation—Viasat—Digital Terrestrial Broadcasting".

Satellite Distribution

        Viasat transmits its satellite broadcasts through a total of 16 transponders on three separate satellites that transmit programs to satellite dish receivers and cable systems throughout Europe. See "—Overview—Transition from Analogue to Digital Format".

        There are three main means of satellite distribution of Viasat's Pay-TV Channels within the Scandinavian television market: CATV (cable-based) distribution, DTH ("direct-to-home") distribution and SMATV (small master antenna-based) distribution. See "—Glossary". As of December 31, 2002, management estimates that the penetration of DTH was 15 percent and the penetration of CATV and SMATV was 55 percent in the Scandinavian countries.

        The DTH market in Scandinavia is serviced by satellites owned and operated by Telenor and by NSAB. Management estimates that there were approximately 1.6 million DTH households in the Scandinavian market as of December 31, 2002. The SMATV market is substantially smaller than the DTH market in Sweden and Norway, but larger than the DTH market in Denmark. CATV and SMATV are, according to ZenithOptimedia research, currently the dominant distribution channels in Scandinavia in terms of penetration. According to ZenithOptimedia, an independent research company, the Scandinavian CATV, SMATV and DTH penetration grew from 69 percent in 1998 to 76 percent in 2002. Management believes that multi-channel penetration will grow in the future.

DTH Distribution

        Viasat has used a smartcard-based DTH distribution system since 1991. DTH subscribers to Viasat's Pay-TV services must purchase a smartcard and decoder box from a retail outlet or directly from Viasat. A smartcard is credit-card sized and contains an embedded computer chip. This computer chip is programmed to permit subscribers to access Viasat's Pay-TV Channels for which they have subscribed and to deny those subscribers access to channels for which they have not subscribed. Smartcards are inserted into decoder boxes which, upon reading the smartcard's computer chip, unscramble channel signals accordingly. Viasat pays a portion of the fee it receives as commissions to dealers of its Pay-TV services as one-off payment when the sale is made.

SMATV Distribution and CATV Distribution

        Viasat also distributes Pay-TV Channels indirectly via satellite through cable operators to CATV customers and directly via satellite to SMATV distributors. MTG currently has agreements with almost every major cable operator in Scandinavia concerning the terms of distribution of the Viasat Channels as part of their respective cable packages. In Sweden, Denmark, Finland and Norway, MTG generally receives a commission from cable companies based on each such company's subscription income.

Programming

        Management believes that investment in programming is an important factor in generating subscriptions for its Pay-TV Channels and in increasing advertising revenues for its Free-TV Channels. Programming costs, which amounted to SEK 1,787.0 million in 2002, of which SEK 1,431.6 million was attributable to the Free-TV operations and SEK 355,4 million was attributable to the Pay-TV operations, represent Viasat's largest single cost, amounting to 45 percent of its costs in 2002. Viasat's expenditure on programming increased by a total of approximately 13 percent from SEK 1,587 million in 2001 to SEK 1,787 million in 2002.

        Viasat produces its own news bulletins in Sweden and the Baltics and sports bulletins in Denmark together with other sports programs. Viasat purchases documentaries, talk shows, reality docusoaps and films from other MTG companies, including Sonet Film and Strix. Viasat acquires the remainder of its own productions from other third parties.

        Viasat licenses the rest of its programming from major studios and independent production companies. Typically, acquired licenses for Free-TV are for a period of four years and permit Viasat to broadcast each commissioned program approximately four times over the term on primary channels and three times on secondary channels.

Investment in TV4

        Viasat has a 15.1 percent investment interest in TV4, a Swedish general interest channel that broadcasts shows aimed at all audiences. As of December 31, 1999, MTG held a 22.4 percent ownership interest in TV4, and in 2000, MTG sold part of its shareholding in TV4 for SEK 126 million, realizing a net gain of SEK 106 million and decreasing its ownership to 20.1 percent. In May 2002, MTG sold 1,000,000 TV4 shares for approximately $20 million, realizing a net gain of SEK 163 million, and MTG's ownership in TV4 decreased to 15.1 percent. Its programming includes game shows, sports, national and local news, and general entertainment and films.

Acquisition of DTV

        During 2001, MTG acquired 75 percent of the share capital of ZAO "TV DARIAL", the company that operates the Russian commercial television station DTV, together with promissory notes issued by DTV to certain of its shareholders (namely ZAO "Gazenergofinance", OOO "Natalia Darialova Production" and OOO "House of Natalia Darialova"). The agreed consideration for the shares was approximately $4.5 million and the agreed consideration for the promissory notes was approximately $3.2 million. Consideration for promissory notes was paid in full on closing. Consideration for the shares was paid in two installments: (a) the initial installment of $81,974, which was paid on closing; and (b) the final installment, which was paid one year later, on or about May 21, 2002. As certain seller warranties were discovered to be incorrect prior to payment of the final installment, the amount actually paid by MTG was reduced and only approximately $2 million was eventually paid by MTG in respect of the final installment, the size of this final payment is being disputed by the sellers and discussions are ongoing. Management estimates that the station currently has a technical penetration of 42 million viewers and according to a Gallup market survey DTV has approximately 36 million viewers. The acquisition was completed during the second quarter of 2001.

Investment in StoryFirst Communications Inc.

        In January 2002, MTG acquired approximately 37 percent of the shares in StoryFirst Communications Inc., a private U.S. corporation that owns 75 percent of CTC, the second largest commercial TV broadcasting network in Russia as well as equity stakes in six Russian radio stations, for approximately $19 million. CTC had, according to research by Gallup Media, a reach of approximately 75 million people and a commercial share of nationwide viewing of approximately 7 percent.

Strategy

        MTG cross-promotes its Viasat Channels as well as its other businesses by availing itself of unutilized advertising time on its Free-TV Channels. Such cross-promotion allows MTG to access a large advertising market for its businesses at low cost. MTG also uses its Free-TV Channels to promote its Pay-TV Channels and the "Viasat Gold" subscription package. Moreover, through advertising and marketing, MTG intends to enhance further its TV3 and Viasat brand names and to enhance its other television channels in all markets through continuing to build and maintain an extensive and attractive library of television series, films, sports broadcasts and documentaries.

        MTG has attempted to increase its ratio of subscriber-based revenues to advertising-based revenues, in order to reduce Viasat's exposure to fluctuations in the advertising market. Viasat intends to achieve this through continued emphasis on sales of its Pay-TV packages. See "—Viasat's Pay-TV Operations".

MTG RADIO

Overview

        MTG Radio produces and transmits radio shows throughout Sweden via its "Rix FM, "Lugna Favoriter" and "Power Hit Radio" networks, in Estonia via its "Star FM" and "Power Hit Radio" networks and in Latvia via its "Star FM" network. MTG also has a 33.1 percent stake in P4 Radio Hele Norge, a commercial radio station in Norway with a nation-wide license. In addition, in November 2000, MTG acquired an indirect interest of approximately 15 percent in the "Radio Nova" network in Finland, which consists of 25 commercial radio stations.

        The "Rix FM" network consists of 25 stations and "Power Hit Radio" is a local radio station in Stockholm. Twelve of the "Rix FM" licenses (each license relates to a separate station), the "Metro FM" license, the "Power Hit Radio" license and the "Lugna Favoriter" licenses used by MTG Radio are held by partnerships which are co-owned equally by MTG Radio, Kinnevik Radio and Invik Radio. A further three licenses are held by companies in each of which MTG Radio has a 49 percent ownership interest. The remaining shares of those companies are owned by local Swedish media companies together with Kinnevik Radio and Invik Radio. MTG has no ownership interests in any of the remaining ten legal entities holding licenses used by MTG Radio, although such stations are operated by a joint venture between MTG Radio and Radioutveckling Sverige KB. The joint venture provides common programming to be produced by MTG Radio AB and co-ownership of the trademark "Rix". According to a radio listening survey carried out by Radio Undersökningar AB ("RUAB"), RUAB Report II/2003, the "Rix FM" network was the largest radio station in Sweden with 860,600 listeners in Sweden. According to the same survey, "Lugna Favoriter" had a weekly listener market share of approximately 36 percent of the Stockholm population ranging from ages 9-79 years. The weekly listener market is defined as the percentage of the population in a geographical area that has listened to a radio station at any time during a week.

        In December 1998, MTG Radio acquired a 49 percent stake in three Estonian radio stations via Mediainvest Holding AS. These stations were later renamed "Easy FM", and MTG increased its interest to 100 percent in early 2002. In January 1999, MTG Radio spread its "Easy FM" brand to Latvia through the acquisition of 50 percent of Radio Rigas Jurmala AS, a Latvian radio network consisting of eight radio stations. In April 2000, "Easy FM" was renamed "Star FM". MTG Radio subsequently increased its interest in the Latvian radio network to 100 percent. In May 2000, a fourth station was launched in Estonia as "Power Hit Radio". In March 2003 the "Power Hit Radio" network was expanded into Lithuania.

        In August 1999, MTG Radio acquired 24 percent of P4 Finland Oy, which operated two radio networks in Finland. In November 2000, MTG Radio sold its interest in P4 Finland Oy and acquired an approximately 15 percent indirect ownership in Radio Nova, Finland's largest commercial radio network in terms of reach of listeners.

        In January 2002, MTG Radio acquired two additional radio channels, "Lugna Favoriter" and "Wow105.5". The licenses for these two radio channels are held by companies in each of which MTG Radio has a 33.3 percent interest. In January 2002, the "Power Hit Radio" station in Gothenburg was replaced by a Lugna Favoriter channel. According to research conducted by RUAB, in RUAB Report II/2003 Lugna Favoriter had a weekly listener share of 38 percent in the Gothenburg region as compared to Power Hit Radio in the RUAB Report I/2002 with a weekly listener share of 21 percent in the same region. In connection with the acquisition of "Lugna Favoriter" and "Wow105.5" MTG Radio had one license that was unutilized which later in the spring 2002 was used to launch the new radio channel "Metro FM", broadcasting Swedish pop music.

        MTG Radio generated net sales of SEK 157.3 million in 2002, an increase of 27 percent compared to 2001. MTG Radio generated an operating loss of SEK 31.0 million in 2002. MTG Radio's revenue in 2002 amounted to 3 percent of MTG's total revenue for the period.

MTG Radio Channels

        "Rix FM" is currently the largest commercial radio station in Sweden in terms of listeners. According to the RUAB Report II/2003, "Rix FM" had an average of 860,600 listeners per day and a weekly commercial listner market share of 29 percent of the Swedish population ranging from ages 9-79 years. The main competitor of "Rix FM" in the Swedish market, "NRJ", had an average of 518,000 listeners per day and a weekly commercial listener market share of 23 percent of the Swedish population ranging from ages 9-79 years.

        According to the RUAB Report II/2003, "Power Hit Radio" had an average of approximately 118,000 listeners per day and a weekly commercial listener market share of 25 percent of Stockholm's population in the relevant age group between 9-79 years.

        According to the RUAB Report II/2003, "Lugna Favoriter" had an average of approximately 153,000 listeners per day and a weekly market commercial listener share of 36 percent of Stockholm's population ranging from ages 9-79 years and a weekly commercial listener market share of 38 percent of Gothenburg's population ranging from ages 9-79 years.

        In January 2002 MTG Radio closed down the "Wow105.5" radio channel and started broadcasting the "Rix FM" channel on the "Wow105.5" frequency. The old "Rix FM" frequency was later used to launch "Metro FM".

        According to Alma Media Oy, the majority owner of Radio Nova, Radio Nova had 1.9 million listeners a week during 2002.

Formats

        MTG Radio produces its own radio programming for the "Rix FM", "Power Hit Radio", "Lugna Favoriter" and "Metro FM" channels. "Rix FM" and "Star FM" broadcast current pop-music aimed at an adult audience. The format of "Power Hit Radio" is "contemporary hit radio with rhythmic dance". "Lugna Favoriter" has a format of a "soft adult contemporary music channel" with a target audience ranging from ages 25-49 years. "Metro FM" has a format of broadcasting Swedish pop music. "Radio Nova" broadcasts current pop-music, news and weather aimed at an audience under the age of 45 years.

Strategy

        MTG Radio's goal is to be a leader in each of its markets in terms of both revenues and market share. The radio markets in which it operates are highly competitive and currently have limited profitability. MTG Radio intends to further increase ratings and advertising revenues through new formats while attempting to reduce its costs through expanding the geographical reach of, and using other means of distribution for, its current programming (including via the Internet). MTG Radio seeks continuously to adapt and develop its format, and conducts listener surveys in order to be able to adjust and improve its programming content. MTG believes that the long-term potential of its radio operations and their importance as a cross-promotional tool within the MTG Group justifies maintaining them despite their present limited profitability.

Sales, Marketing and Distribution

        Advertising sales for the "Rix FM" and "Lugna Favoriter" networks, "Power Hit Radio" and "Metro FM" are conducted by MTG Radio Sales AB (until September 2002 sales was managed by AirTime after which the operations of AirTime was sold to MTG and are now operated by MTG Radio Sales AB) an in-house sales company since September 2002. Prior to September 2002, AirTime AB was owned by Kinnevik, and received an arm's-length commission on its radio sales.

        MTG's management believes that radio is a more cost-efficient medium for certain advertisers than television and print. Local advertisers typically cannot afford television advertising and traditionally use local newspapers as their prime marketing tool. Management believes that local advertisers are increasingly using radio either to run an advertising campaign more efficiently or as their sole method of advertising. Management estimates that national radio advertising will grow as the consolidation of the radio networks increases and thereby increasing the use of radio as a marketing tool.

MTG PUBLISHING

Overview

        MTG Publishing consisted as of end of 2002 of three principal subsidiaries: FinansVision AB ("FinansVision"), Redaktörerna AB ("Redaktörerna") and Brombergs. MTG Publishing's principal focus during 2002 has been the provision of financial information through publications (including newspapers and magazines) and websites.

        In January 2002, MTG Publishing acquired the weekly financial newspaper Vision. Vision was a weekly newspaper focused on the financial and media news. In February 2002, the publications of Finanstidningen and Vision ceased and the two newspapers was merged into a new daily newspaper "Finans Vision", which was launched on March 5, 2002 and subsequently discontinued in January 2003. "Financialhearings.com", was during 2002 a part of FinansVision, and organized presentations by listed companies for financial analysts. The business area MTG Publishing was subsequently closed down in 2003 and certain of the operations were transferred to other business areas. See "Item 8—Subsequent Events" and "—Modern Studios".

        In June 1999, MTG Publishing acquired Moderna Tider, including its subsidiaries, Moderna Tider Förlags AB (which publishes the magazine "Moderna Tider", a news magazine targeting the affluent, well-educated, urban segment of the Swedish population), and Brombergs, from Kinnevik for SEK 7 million. The publication of Moderna Tider was closed down during 2002. Brombergs is MTG Publishing's book publishing unit, publishing both fiction and non-fiction books.

        Redaktörerna was set-up in 2001 and provides commercial publishing, printing and distribution solutions for companies.

        In 2001, MTG incorporated the Swedish business channel TV8 into MTG Publishing in order to use TV8's financial content in newspapers and magazines and on the Internet and television. See "—Viasat—Viasat's Pay-TV Operations—TV8" for a general description of TV8. TV8 was subsequently transferred back to Viasat in 2002. See "Item 8—Subsequent Events".

        MTG Publishing generated SEK 134.0 million in net sales during 2002, a decrease of 32 percent from 2001, and generated operating loss of SEK 102.3 million, as opposed to an operating loss of SEK 68.9 million in 2001.

Competition

        The publishing business in Scandinavia is highly competitive. Each of MTG Publishing's publications competes with other publishers for audience share and advertising. Accordingly, operating margins are slim.

MTG TV-SHOP

Overview

        MTG TV-Shop is MTG's Internet- and television- based retail business and operates in Europe through its subsidiaries, TV-Shop Europe AB ("TV-Shop") and its subsidiaries, MTG Internet Retailing AB ("MTG Internet Retailing"), e-Commerce Logistics AB ("e-Commerce Logistics"), and NoName4Us AB ("NoName4Us").

        MTG TV-Shop generated SEK 671 million in net sales in 2002, which represents a reduction of 11 percent compared with 2001, with an operating profit of SEK 12 million during the same period, an increase in operating profit from an operating loss of SEK 33 million during 2001.

TV-Shop

        TV-Shop is a television-based retail business, which sells in-house produced products, such as music CD's, and products produced by third parties through television commercials, infomercials and Internet. TV-Shop's commercials and infomercials contain a contact telephone number that viewers may call to order featured products. A broad mix of products is featured on TV-Shop's programs, including fitness products, kitchen and other electrical appliances, recorded music (typically compilations) and cosmetics. TV-Shop acquires an inventory of its products that it stores in warehouse space that it rents in the Netherlands, the U.K., and the Czech Republic.

        TV-Shop uses third-party call centers to process all of the telephone calls received in response to its advertising and in certain countries, TV-Shop utilizes the call center services of several companies among them Transcom, a related company. Call centers process orders by delivering them to the appropriate TV-Shop warehouse for fulfillment. Most of TV-Shop's orders are fulfilled by e-Commerce Logistics. e-Commerce Logistics is also responsible for product distribution and delivery.

        MTG increased its then 94 percent interest in TV-Shop to 99 percent in November 1998 at a cost of SEK 17 million, and subsequently bought the remaining 1 percent in March 1999 for SEK 3.1 million. TV-Shop operates in 15 countries throughout Europe. Germany is its largest market in terms of sales and stood for 42 percent of the total sales in 2002 followed by the U.K. which had a 21 percent share.

        TV-Shop utilizes a third-party distribution center in the Netherlands to service its operations in other countries. TV-Shop purchases media time and telemarketing capabilities in its target markets and aims to minimize fixed investments in each country. In April 2000, TV-Shop expanded its business by starting the channel PIN in the U.K. on the BskyB digital satellite platform, in Denmark via TeleDanmark's cable TV network and on the Viasat Digital DTH TV network. In January 2002, TV-Shop entered into a partnership with ASTRA and launched a German language version of the PIN channel that can be viewed by approximately 13 million homes in Germany, Austria and Switzerland.

        TV-Shop is able to secure time on television or other electronic media such as radio or the Internet at favorable prices. TV-Shop purchases media time in Scandinavia (on the Viasat Channels and on other television channels) and outside Scandinavia through both one-off and annual agreements, typically on two or three television channels in each of its markets. Agreements for media time typically provide for payment through commissions based on sales of advertised products. In most markets except Scandinavia, TV-Shop offers guarantees of minimum contract payments in order to secure media time.

MTG Internet Retailing

        MTG Internet Retailing is one of the larger online compact and digital video disc retailers in the Nordic region. The business sells CDs, DVDs and electronic games under the well-established CDON.com brand, and continued its rapid growth in 2002 with sales up by over 60 percent year on year.

        DVDON.com was rolled out across all the Nordic countries during 2002 in order to fully exploit the exponential growth in the DVD sales market through the creation of a differentiated DVD brand and web address. DVD sales growth is already outstripping the speed with which CDs were taken up. DVD sales through CDON.com and DVDON.com increased by over six times year on year in 2002 and total DVD sales in Sweden more that doubled in 2002. The site also capitalized on the substantial and well-established market for the sales of VHS cassettes and DVDON.com is expected to continue to grow rapidly as it capitalizes on the cross-promotion opportunities within the business area and the wider Group, with mass market and specialist contemporary music and movie entertainment TV and radio channels like TV3, ZTV and RIX FM.

e-Commerce Logistics

        Since January 1, 2000, e-Commerce Logistics has provided a significant part of TV-Shop's order management services through its network of partners providing warehousing, fulfillment and distribution services. In 2002, 53 percent of e-Commerce Logistics' revenues were derived from the sales of its services to MTG Companies. e-Commerce Logistics also handles fulfillment and distribution for TV-Shop and MTG Internet Retailing.

NoName4Us

        NoName4Us, a website developer, commenced operations in 1994 and MTG acquired a 90.1 percent ownership interest in 1998. Since 1998, NoName4Us has developed e-commerce sites, such as "CDON.com" as well as sites for non-MTG Companies such as "Collect.se". NoName4Us has also worked in cooperation with Strix to produce interactive elements for the television programs "Robinson", "The Bar", "Efterlyst" and "Fröken Sverige". NoName4Us is also involved in the development of digital television products. 82 percent of NoName4Us's revenues in 2002 derived from transactions with other MTG Companies. The last 9.9 percent of the shares in NoName4Us were acquired in December 2002.

Strategy

        MTG TV-Shop's strategy is to increase its sales volumes while seeking to reduce product acquisition costs. MTG TV-Shop also wants to increase the product categories and gradually expand into new countries. At the same time, MTG TV-Shop is seeking to utilize new technologies, such as digital television and Internet.

Reorganization of MTG TV-Shop

        Effective January 1, 2001, MTG TV-Shop was reorganized into two business units by transferring "everyday.com" and certain other businesses, including "everymobile.com", "everytext" and "everyday.tv", into a new business division called MTG New Media. The remainder of MTG TV-Shop's operations continue to operate within MTG TV-Shop. Effective January 1, 2002, the operational control of the business division MTG New Media was transferred to the Viasat business division.

MTG MODERN STUDIOS

Overview

        MTG Modern Studios is the content production and distribution arm of MTG, giving the Group an opportunity to control and leverage the full value chain by generating high quality content products.

        As of the end of 2002 MTG Modern Studios consists of Strix, Sonet Film, Modern Entertainment, Modern Sports & Events, Modern TV, Modern Games, Nordic Artist and Freeport. In January 2003 Brombergs, Redaktörerna and Financial Hearings Scandinavia, previously within the business area Publishing, were included in MTG Modern Studios. As content production companies they fit into the overall strategy for Modern Studios and we expect to create new sales and increased efficiency through cross-content productions between the companies.

        MTG Modern Studios generated SEK 601.9 million in net sales during 2002, a 4 percent decrease over 2001, recording operating income of SEK 58.3 million. In 2002, 48 percent of MTG Modern Studios total revenues were to MTG Group Companies. In 2001 and 2000 MTG Modern Studios had net sales of SEK 626.9 million and SEK 551.1 million respectively, and during the same period the operating income amounted to SEK 79.2 million and SEK 2.6 million respectively.

Strix

        Originally established in 1988 to produce talk shows, Strix now produces television programming for commercial and non-commercial channels, including talk shows, documentaries and general entertainment. Strix sells its programs to other MTG Companies, but also to companies outside of the MTG Group. Sales to other MTG Companies constituted approximately 61 percent, 59 percent and 68 percent of Strix's total revenues in 2000, 2001 and 2002, respectively. During 2002, Strix created approximately 553 first run hours of television entertainment. Strix also licenses concept shows such as "The Farm" and "The Bar", and licenses to its formats have been sold to 40 different countries around the world.

Sonet Film

        Sonet Film is engaged in the production of motion pictures and the distribution in Scandinavia (primarily Sweden) of both co-produced and externally produced Swedish motion pictures, as well as the distribution of European produced films. Sonet distributes its titles through a variety of channels, such as theatres, video/DVD, Pay-TV, Free-TV, video on demand in hotels etc. Sonet typically produces between 2 and 3 own films per year and distributes between 12 to 15 films per year.

        Based on information compiled by the Swedish Film Institute, films produced and/or distributed by Sonet Film commanded 12 percent of total number of tickets sold in Sweden. The corresponding figure for Swedish film was 58 percent.

Modern Entertainment

        Modern Entertainment is engaged in the acquisition and distribution of film rights. The company owns a variety of distribution rights (TV, Video, Internet, etc.) for more than 500 movies, which it sells to both U.S. domestic and international markets.

Modern Sports & Events

        Modern Sports & Events manages and promotes 15 leading boxers from the Nordic region. The company organizes own boxing events that are broadcast by MTG-owned channels as well as sold to external channels. Through the work with own shows it is possible for the company to make cost efficient acquisitions of boxing rights, which enable low programming costs for the channels within MTG.

Modern TV

        Modern TV is a production company that produces prime-time documentary series, commercials and multimedia shows. The documentary series are aired by both MTG-owned channels, mainly TV8, as well as by external channels. During 2002 Modern TV produced a multimedia show to commemorate the 750th anniversary of Stockholm.

Modern Games

        Modern Games develops computer games, both for business-to-business clients and for consumers. The games are either based on external customized content or content from other MTG companies.

Nordic Artist

        Since the operations were reduced during 2001, the company now only produces one event for the Swedish market. This is the massively popular Sports Personality of the Year Awards that takes place in January.

Freeport

        Freeport was winded down during 2002.

Transfer of business from MTG Publishing in 2003

        Following the close down of MTG Publishing in January 2003 the following business was transferred to the Modern Studios business area:

  Brombergs Bokförlag

        Brombergs Bokförlag is a Swedish fiction and non-fiction book publisher, selecting and publishing a mix of both well-established and new authors.

  Redaktörerna

        The company was set-up in 2001 and provides commercial publishing, printing and distribution solutions for companies.

  Financial Hearings Scandinavia

        The company organizes analyst and investor presentations, meetings and a variety of different media conferences for new companies and for publicly listed companies in the Nordic region. The company manages the entire process from logistical organization and event promotion to expert hosting by leading investment analysts.

Strategy

        MTG Modern Studios is pursuing its strategy to continue to develop, produce and license new concepts for television programming as well as for new technical applications. For the companies with proven success in Sweden or in the Nordic region its strategy is to expand its business concepts into new geographical territories.

MTG NEW MEDIA

Overview

        As of January 1, 2001, a new business area was formed called MTG New Media. The business area was formed by transferring the businesses everyday.com, everymobile.com (mobile content provider), everyday.TV (interactive TV portal) and everytext from the MTG TV-Shop and Viasat business areas. In January 2002, MTG New Media operations were operationally transferred to the Viasat business area, but financially New Media was a separate business area during 2002. The everymobile.com and everyday.TV businesses were closed down during 2002. As of January 1, 2003 New Media has financially been integrated in Viasat and ceased to exist as a business area.

        MTG New Media generated SEK 103.5 million in net sales during 2002, a decrease of 3 percent from 2001, and generated operating income of SEK 22 million, compared to an operating loss of SEK 70 million in 2001.

Everyday.com

        On September 15, 1999, Everyday Webguide, a joint venture between MTG and Tele2, launched the pan-European Internet portal "everyday.com" in Sweden. An Internet portal is an Internet service offering a broad array of resources and services, such as email and search engines. Following a rapid expansion of the everyday.com business in 2000 the business subsequently has been substantially reduced as a consequence of the low profitability in this type of business. Everyday is operationally managed by Tele2.

Everytext

        The operations in the teletext operations were transferred from the MTG TV-Shop and Viasat business during 2001. Teletext services are provided both to the Viasat channels as well as to external clients throught the Spanish operations.

Strategy

        The objective of forming the business area from a number of businesses, which had previously been held in other parts of the Group, was to simplify the task of cross-promoting and make content available simultaneously in multiple media windows outlets, while also simultaneously generating sales revenues for each operating company. However, due to the nature of the business in this area is such that they have much in common with the Viasat business area and the reduced interest in these types of business, MTG New Media was in January 2002 operationally merged into the Viasat business area and some of the operations were discontinued.

SDI MEDIA

Overview

        Management believes that SDI Media is a leading international supplier of localization (dubbing and subtitling) services for the television, video, film and DVD industries, operating in the following countries: Denmark, Estonia, Finland, France, Hong Kong, Israel, Japan, Korea, Latvia, Lebanon, Lithuania, the Netherlands, Singapore, Sweden, Taiwan, Thailand, the United Kingdom and the United States. SDI Media works for many of the world's leading entertainment companies, including AOL Time Warner, Sony, Disney and News Corporation, in several forms of media. Using a world-wide network of freelance translators, SDI Media translates and adapts ("localizes") original language productions for local markets. It provides subtitling services and dubbing services for motion pictures and television programs in more than 40 languages and related technical services and products, such as subtitling preparation systems and subtitling transmission technology.

        As of December 31, 2002, SDI Media employed 314 people and commissioned the services of approximately 1,500 translation professionals worldwide.

        In October 1999, SDI Media acquired for $2.6 million a 75 percent stake in Gelula, a Los Angeles-based subtitling company. SDI Media acquired the remaining 25 percent of Gelula in 2000 for approximately $2.3 million. Gelula has an established DVD subtitling business for several of the large Hollywood studios.

        SDI Media's sales of SEK 379 million in 2002 represent a decrease of 5 percent from 2001. Approximately 12 percent of SDI Media's sales were to MTG Companies. Sales to unrelated parties of SEK 333 million in 2002 represent a decrease of 4 percent over 2001. In 2002, subtitling services accounted for approximately 94 percent of total SDI Media sales compared to 2001 when it accounted for 93 percent of such sales.

Strategy

        SDI Media aims to become a one-stop localization shop for global and regional clients and to capitalize on increased demand worldwide for dubbing and subtitling services in cinema, broadcast television, DVD and other forms of new media production (e.g. digital cinema, high definition television, etc.). This will be particularly important for translations of productions as DVD and other forms of new digitized media, as well as internal systems at localization clients are increasingly demanding a centrally managed approached to localization with work continuing to be produced in territory. For example, the logistics associated with DVD production (each DVD containing up to 32 localized versions of a single production) mandate such an approach. With its strong presence in client "hubs" (Los Angeles, London and Hong Kong) and its vast international network, SDI Media is well suited to deal with these requirements. As an example, according to management estimates, SDI Media manages between 50 and 60 percent of the DVD Hollywood feature film subtitling market. With these principles and foundations, management believes that it is well-positioned to capitalize on the expected increase in demand for DVD and both old and new media localization services.

        In addition, SDI Media intends to continue to expand its activities geographically in 2003. Management anticipates significant growth in new media localization opportunities and believes that combining these new activities with its established services will permit SDI Media to offer localization services to clients across all media around the world.

REGULATION

Viasat

The TV3 channels, the ZTV channels and 3+ in Scandinavia, TV8, Viasat Explorer and Viasat Sport Denmark

        The Swedish, Danish and Norwegian TV3 channels, TV8, Viasat Explorer and ZTV are broadcast from the United Kingdom primarily because commercial television licenses were not available in Scandinavia when TV3 began broadcasting in 1987. The broadcasting services provided by the channels TV3 Sweden, TV3 Denmark, TV3 Norway, ZTV Norway (formerly Viasat+), 3+ (Denmark), TV8, Viasat Sport Denmark and ZTV from their headquarters just outside of London are regulated by the ITC in the United Kingdom from whom a license for the provision of satellite television services must be obtained. Such a license permits the operation of a non-domestic satellite ("NDS") service but does not confer on an NDS licensee the right to use any specific satellite, transponder or frequency to deliver the service. In the U.K. all commercial television, whether terrestrial, cable, telecommunications network or satellite and whether analogue or digital, is regulated by the ITC under the United Kingdom's Broadcasting Act 1990, as amended by the Broadcasting Act 1996 and the Satellite Television Service Regulations 1997 (collectively referred to as "the Act").

        MTG's subsidiaries hold 10-year ITC licenses as follows: Viasat Broadcasting U.K. Limited currently holds 9 such licenses, relating to TV3 Sweden (expiring 2004), TV3 Denmark (expiring late 2011), TV3 Norway (expiring 2003), ZTV Sweden (expiring 2007), 3+ (expiring 2006), ZTV Norway (formerly Viasat+) (expiring 2010), TV8 (expiring 2010), Viasat Explorer (expiring 2010) and Viasat Sport Denmark (expiring 2010). For a discussion of the risks relating to expiration of licenses, see "Item 3—Key Information—Risk Factors—Company Risk Factors—Regulatory restrictions and licensing issues may negatively affect our results of operations". ITC regulations require that licenses must be renewed by the ITC if certain minimum objective criteria are met. MTG is confident that it will continue to meet such criteria. The ITC has the power to impose fines or shorten the license period if it is satisfied that the licensee has failed to comply with any condition of the license or with any direction given by the ITC. Further, a failure to remedy the breach of any such condition or direction after notice of such breach is given by the ITC may lead to the revocation of the license. The ITC may also revoke a license in exceptional circumstances, including if any change in the nature or characteristics of the licensee, any change in the persons having control over or interests in the licensee, or any accumulation of interests in licensed services is such that, had the change occurred before the granting of the license, such change would have induced the ITC to refrain from granting the license. Finally, the ITC has a wide discretion to vary the conditions of licenses.

        In common with all television licenses issued by the ITC, Viasat Broadcasting U.K. Limited's licenses carry an obligation to comply with the codes and directives issued from time to time by the ITC. These codes include the Programme Code, the Code of Advertising Standards, the Rules on Amount and Scheduling of Advertising and the Code of Programme Sponsorship. The codes include requirements as to impartiality and accuracy of news programming, requirements as to taste and decency and restrictions on the quantity and content of advertisements. Penalties for non-compliance with the codes principally include fines of up to 3 percent of "qualifying revenue" (revenue derived from advertising and programming for the last complete accounting period) or 5 percent for a second offence and, in certain circumstances, revocation of the license.

        The Act classifies some persons as "disqualified persons" who are not permitted to hold a license for the provision of satellite television services. Disqualified persons include any entities or groups whose objects are wholly or mainly of a political or religious nature, as well as advertising agencies. In addition, an entity or group is disqualified if more than 5 percent of such entity or group is owned by a disqualified person or if it is otherwise associated with a disqualified person within the meaning of the Act.

        The Act establishes rules to prevent the accumulation of interests in licensed services. Among other factors, if a licensee's audience time over the preceding 12 months has ever exceeded 15 percent of the total audience time in the British Isles in respect of that period for the market of the licensee, neither that licensee nor a person connected with him may hold another license for a satellite television service.

        Further, the Act gives the Secretary of State of the United Kingdom the power to prescribe the maximum number of licenses which may at any time be held by any one person to provide satellite television services. There has been no exercise of this power to date, but there can be no guarantee that the Secretary of State will not prescribe any such limitation in the future.

        The ITC would have the discretion to revoke Viasat Broadcasting U.K. Limited's licenses if MTG or any of its subsidiaries were to become disqualified persons (as described above) or if they were to violate the restrictions on the accumulation of interests established by the Act.

        Listed Events.    The Act renders void any contract providing for the exclusive right to broadcast the whole or any part of a listed event live for reception within the United Kingdom. A listed event is a sporting event or other event of national interest such as the FIFA World Cup Finals, the FA Cup Final, the Grand National horse race and the Olympic Games.

        Establishment in the United Kingdom.    The ITC will not license satellite services transmitted from the United Kingdom by or on behalf of European Union persons unless the person providing such service is "established" in the United Kingdom. The ITC has the power to revoke any license issued to persons who are not so established. Factors to be taken into account in determining the question of establishment for these purposes include the places of incorporation, registration and central administration together with the principal place of business, the place where editorial decisions about programs and program schedules are made and the location of the workforce. MTG believes that Viasat Broadcasting U.K. Limited will be entitled to retain ITC licenses under these requirements.

        TV3 AB held a Swedish digital, terrestrial license. See "—Digital Terrestrial Broadcasting". TV3 is broadcast from the United Kingdom by Viasat Broadcasting U.K. Limited.

        Televisionsaktiebolaget TV8 held a Swedish digital, terrestrial license. See "—Digital Terrestrial Broadcasting". TV8 is broadcast from the United Kingdom by Viasat Broadcasting U.K. Limited.

        MTG held a Swedish digital, terrestrial license covering ZTV, TV1000 and Viasat Sport. See "—Digital Terrestrial Broadcasting". The channel ZTV is broadcast from the United Kingdom by Viasat Broadcasting U.K. Limited. TV1000 is broadcast from Sweden by TV1000 AB.

        MTG believes that the relevant Swedish authorities are aware of the foregoing arrangements and MTG further believes that such arrangements are in compliance with applicable regulations.

        On December 12, 2000, the U.K. government published a white paper on communications law reform. On May 7, 2002, the U.K. Government published a Communications Bill which included a framework in which the new communications regulator OFCOM will operate. The Bill received its third reading in the House of Commons on 4th March 2003 and passed to the House of Lords on May 5, 2003. It received its second reading on March 25, 2003. It is thought likely that it will come into force in the latter part of 2003.

        The Communications Bill will create a new regulator, the Office of Communications ("OFCOM"), which will take over the responsibilities of the ITC, the telecommunications agency, Oftel, the Broadcasting Standards Council and the Radiocommunications Agency. Its stated functions include encouraging effective self-regulation and co-regulation, developing the current system for regulating broadcasting to reflect technological change, accommodating the switchover from analogue to digital broadcasting, and rationalising the regulation of public service broadcasters.

        OFCOM will establish a Consumer Panel to advise and assist it and to represent and protect consumer interests; it will also establish a Content Board to advise Ofcom on a wide range of content issues. It will exercise concurrently powers under the Competition Act 1998 and the Enterprise Act 2002 across the whole of the communications sector (including broadcasting)

        The Communications Bill includes proposals for a three-tier structure for the regulation of broadcasting. The first tier, applying to most broadcasters, will provide common standards for program content, advertising and sponsorship. The second and third tiers will apply to public service broadcasters and are intended to ensure that they satisfy their public service functions.

        The Bill provides that OFCOM will establish codes of practice similar to those currently published by the ITC. These new codes are likely to be similar to the ITC Codes since both old and new codes will be based on the provisions of the Television without Frontiers Directive.

        The U.K. government wants to retain a variety of content from a plurality of sources, promote competition, provide flexible legislation and provide predictability for business. The ownership rules controlling ownership of certain broadcasting licenses may be removed.

Regulation in Lithuania

        The Lithuanian channel TV3 holds a national terrestrial license, granted by the Lithuanian Radio and Television Commission (LRTK) for the years 2000-2010. Foreign ownership rules limit ownership to 49 percent; but MTG was given a waiver for it to hold 84 percent in TV3. Commercials are regulated by local advertising law in accordance with the TWF Directive. Advertising is limited to 12 minutes per hour and 15 percent of broadcast time per day. There is a ban on tobacco and restrictions on alcohol advertising. The regulatory body LRTK introduced advertising monitoring system recently. Content controls exist in relation adult content and violence. A program content self-regulation system is active.

        A new regulation increasing the protection of minors was adopted in 2002.

Regulation in Latvia

        The Latvian TV3 channel holds a national terrestrial license granted by the TV and Radio Council of the Republic of Latvia (from February 2002 for 7 years). The license is renewed each year provided that no violation has occurred during the preceding year of the applicable laws. There are no limitations for license ownership. Each change of ownership or votes needs to be notified to the TV and Radio Council within 6 months. Advertising and violence are regulated by Radio and Television Act and the Law on Advertising which also include sponsorship and teleshopping limitations. Content regulations include the minimum weekly requirement for European works of 51 percent of which at least 40 percent must be in the Latvian language. The program should contain at least 10 percent of independent production works. Potentially harmful content may be broadcast from 10 p.m. to 7 a.m. Films must be dubbed or subtitled in Latvian. Programs produced in other languages than Latvian may not exceed 25 percent of the daily transmission. Events of national interest may not be broadcast under exclusive rights, except for nation-wide channels. Advertising is limited at 15 percent of the daily transmission time and not more than 20 percent of the hourly periods. Promotion of programs is not considered advertising. Commercials advertising alcohol, tobacco and prescription medicine are not permitted.

Regulation in Estonia

        The Estonian TV3 channel holds a national terrestrial license granted by the Ministry of Culture on February 15, 1999. The license is valid until October 1, 2004. There are no restrictions on the ownership of TV companies in Estonia.

        Broadcasting is primarily regulated by two forms of legislation. Issues involving advertising rules, sponsorship and other similar issues are controlled by the Estonian Consumer Protection Board under the Advertising Act and the Ministry of Culture regulates own-production quotas, volume of advertising and other similar issues under the Broadcasting Act. According to the Estonian Broadcasting Law at least 5 percent daily transmission time must be news (except Sunday), at least 10 percent of monthly transmission time, excluding news, sports, games, advertising and teleshopping, must be own-production, at least 50 percent from minimum amount of own-production must be in Prime-Time (7 p.m. to 11 p.m.). "Own-production" means programs and program services relating to contemporary Estonia or Estonian cultural heritage, produced by a broadcaster itself or in co-operation with producers from the member states of the European Union or commissioned from an independent European producer). A television broadcaster shall ensure that at least 51 percent of the transmission time in a calendar year, excluding news, sports, games, advertising and teleshopping, is reserved for the transmission of European produced material. According to Estonian Broadcasting Law TV advertising is limited in time to not more than 12 minutes per hour, but not more than 15 percent from total daily transmission time. Sponsorship and teleshopping are not counted into this limitation (according to the Broadcasting Law). Tobacco advertising is prohibited on television (and in other medias as well according to the Advertising Law). Advertising of light alcohol (from 3 to 22 vol%) is prohibited on television from 7 a.m. to 8 p.m.; Strong alcohol advertisements (22+ vol%) are prohibited on television from 7 a.m. to 9 p.m. Gambling advertisements are prohibited in all medias.

Regulation in Hungary

        The Hungarian Viasat 3 channel holds a regional terrestrial license granted by the Broadcasting Authority ORTT for ten years (expires in 2009). When a channel reaches 50 percent national penetration, 26 percent of a licensee's voting rights must be held by Hungarian resident citizens or companies registered in Hungary.

        The legislation for advertising was passed in 1996 and amended in 2002. Within any one hour's duration of broadcasting time, conventional advertising may not exceed 12 minutes with an average of 9 minutes per hour for the whole day. There are restrictions on tobacco, beer and strong alcohol advertising as well as advertising directed to minors. In relation to sponsorship, it is only possible to mention the name of the sponsor.

Regulation in Russia

        DTV previously held federal broadcasting license no. 2781 permitting it, according to the Russian legislation, to conduct TV broadcasting in 25 cities across the territory of Russia. This license was originally issued by the Russian Federal Service for Television and Radio Broadcasting (the FSTRB) on October 31, 1997 for a period of five years until October 31, 2002. DTV's license to conduct TV broadcasting has since been renewed following a competitive tender for a new broadcasting license held on March 5, 2003 at which DTV was the successful bidder. The terms of this new license will be on substantially similar terms to the expired license no. 2781, except in certain areas which are described later. License no. 2781 contained three attachments. The first gave information about the mass media unit, such as the founder, number of people residing in the area covered by the broadcaster and the content limitation. The second attachment contained the list of cities in which DTV has to broadcast, the number of the channel and the capacity of the respective transmitter. The third attachment contained the programming broadcast concept.

        However, the new broadcasting license will be issued by the Russian Federation Ministry of Press, Television and Radio Broadcasting and Mass Media—the successor of the FSTRB (the Ministry of Press). In addition, at DTV's request, the new broadcasting license is expected to contain a new programming broadcast concept. There is a risk that the list of cities in which DTV has to broadcast will be reduced to 23 due to the fact that there is no technical possibility to use our frequencies in 2 out of 25 cities.

        DTV also holds licenses for the provision of services on videocast transmission of TV programs for 21 areas ("Transmission Licenses"). The government agency responsible for issuing Transmission Licenses is now the Russian Federation Ministry of Communications and Information. The Transmission Licenses are due to expire (and therefore have to be renewed) at various times.

        The activity of DTV as a mass media unit is regulated mainly by the Law of the Russian Federation "On Mass Media" (the "Law"). On July 4, 2001, the Law was retroactively amended so that any Russian legal entity having more than 50 percent foreign investment in its charter capital cannot be a "founder of mass media" (a term which includes an operator of a TV channel). To comply with the above requirements of the Law, MTG is currently restructuring its direct shareholding in DTV. As a result of this restructuring, MTG will still directly or indirectly control 75 percent of the share capital of DTV.

        According to item 13 of the Decision of the Government of the Russian Federation of December 7, 1994, No. 1359 "On Licensing of TV Broadcasting, Radio Broadcasting, and the Activity on Communications in the Area of TV and Radio Broadcasting in the Russian Federation", no legal entity can obtain licenses for broadcasting on more than two channels in the same territory if the areas of broadcasting have more than 75 percent overlap.

        Article 4 of the Law prohibits use of mass media for the purposes of committing criminal offences, disclosure of state secrets, performance of extremist activity and propaganda of war, pornography and the cult of violence.

        The Ministry of Press monitors and enforces compliance by the mass media with legislative requirements and the terms and conditions of the broadcasting license (if any) held by individual mass media units.

        The advertising market in Russia is mostly regulated by the Law "On Advertising". This law imposes a number of limitations, the most significant of which (for DTV) are the following:

  •
  advertisements cannot occupy more than 20 percent of air time;

  •
  advertising spots cannot interrupt children's programs and programs less than 15 minutes in length;

  •
  a program (film) cannot be interrupted for an advertisement spot more often than every 15 minutes;

  •
  advertisement of one product or advertised company cannot be put on air more than two times in an hour and each such promotion cannot last for more than two minutes in total; and

  •
  a mass media unit is not allowed to accept payment for placing advertisements disguised as informational or other non-commercial materials.

        Compliance with the legislation on advertising is monitored and enforced mainly by the Russian Federation Ministry of Anti-Monopoly Policy and Business Support and also by the Ministry of Press.

Digital Terrestrial Broadcasting

        In June 2001, MTG announced its intention to withdraw from the contract regarding distribution in the Swedish digital terrestrial broadcasting network, since the network had not delivered the number of customers promised. However, before the withdrawal MTG offered to continue distribution. Teracom rejected this offer and MTG was shut off. Consequently the distribution agreement with Teracom AB was terminated in August 2001. The termination of the contract with Teracom resulted in the MTG licenses for Swedish digital terrestrial broadcasting being revoked by the Swedish Radio and TV Authority. A license is required to broadcast digital terrestrial television in Sweden, and such license is issued by the Swedish government. The Swedish government may link broadcasting licenses to specific conditions in addition to the general rules of the Radio and TV Act of 1996 (the "Radio and TV Act"). The conditions may relate to an obligation to broadcast television programs for a certain minimum period of time during a calendar year. If a license holder materially breaches such condition the license may be revoked. The reason for revoking the licenses was, according to the decision rendered by the Radio and TV Authority, that the aforementioned companies had not fulfilled their obligation pursuant to the licenses to broadcast digital terrestrial television program during the stipulated minimum period of time. The decisions of the Radio and TV Authority to revoke the licenses was appealed by the affected license holders, including MTG, in November 2001 to the county administrative court. The administrative court ruled against MTG and the decision to revoke the licenses has been made effective.

TV1000, TV1000 Cinema and Viasat Sport

        MTG management's view is that Swedish legislation applies with respect to the satellite broadcasts of TV1000, TV1000 Cinema and Viasat Sport. Such legislation includes, among others, the Radio and TV Act and the Swedish Marketing Practices Act of 1995 (the "Marketing Practices Act").

        The rules regarding content in the Radio and TV Act provide that programs containing graphic violence or pornography shall be preceded by a sound warning or contain a warning which is continuously displayed on screen during the entire broadcasting time and may not be broadcast on TV during such time and in such a manner that there is a significant risk that children may watch the programs. In addition, unless there are exceptional circumstances, any person who broadcasts TV programs under a license issued by the government or by satellite is required to insure that more than half of the annual broadcasting time consists of programs of European origin and that at least 10 percent of the annual broadcasting time consists of, or at least 10 percent of the program budget is allocated to, programs of European origin which have been produced by independent producers. Furthermore, as large a portion as possible should consist of programs which have been produced during the immediately preceding five years. Broadcasters are required to provide information on an annual basis regarding this requirement to the Radio and TV Authority. In addition, licensees are obliged to insure that their output contains, to a significant extent, programs in the Swedish language, programs with Swedish artists and works of Swedish authors.

        Under the Radio and TV Act, programs that are not advertisements may not promote commercial interests in an unwarranted manner. The Radio and TV Act also limits the amount of advertising that may be broadcast to eight minutes during an hour between each full hour. However, in television broadcasts, during the transmission time between 7 p.m. and 12 p.m. and, in purely exceptional cases, the aforementioned time may be prolonged to not more than ten minutes. Where the transmission time does not include an hour between a full hour, announcements may be broadcast for a period of not more than 10 percent of the time. In television broadcast announcements may be broadcast during not more than 10 percent of the broadcasting time per day.

        Under the Radio and TV Act advertisements in a television broadcast may not be intended to attract the attention of children under twelve years of age and persons or figures who play a prominent role in programs which are predominantly addressed to children under twelve years of age may not appear in advertisements on television.

        The principal rule under the Radio and TV Act is that, in a television broadcast, announcements shall be broadcast between the programs.

        For the purpose of harmonizing Swedish legislation regarding TV advertising to EU legislation and to extend the possibilities for advertisements during programs, new regulations entered into force on April 1, 2002. With reference thereto, advertisements can, under certain circumstances, be made during a program, if there are at least 20 minutes between each break in the program. However, special regulations apply to break for advertisements during movies, programs about sports or news and programs directed to children.

        Under the Radio and TV Act, the person who broadcasts television programs and holds the exclusive right to broadcast a Swedish or a foreign event, which is of particular importance to the Swedish society, shall not utilize such right, if he broadcasts the event, in such a manner that a significant portion of the general public in Sweden is excluded from the possibility of viewing the event on television, which is free of charge, simultaneously or, under certain circumstances, with a small delay. The events in question are such that they occur not more than once a year and are of interest for the general public at large in Sweden. Regulations regarding execution of the provision is issued by the Swedish government. As of May 8, 2003, no such events have been so specified by the Swedish government. Furthermore, where the European Commission, in a notice in the Official Journal of the European Commission, declares that an event is of particular importance for society in another EEA-State, the person who broadcasts television programs and who holds the exclusive right to broadcast the event to the State shall not utilize such right, if he broadcasts the event, in such a manner that a significant portion of the general public in the State is excluded from the possibility of viewing the event on television, which is free of charge, in such a manner detailed in the notice.

        The Marketing Practices Act provides a set of rules aimed at preventing unfair marketing of products and services. In addition, special legislation restricts advertising of tobacco and alcohol products.

TV4

        Pursuant to the Radio and TV Act, a government license is required for the broadcast of television programs within Sweden using radio waves on a frequency below 3GHz. TV4 was originally granted such a license in November 1991. The current license for TV4 was issued on December 20, 2001, took effect on January 1, 2002 and expires on December 31, 2005. The license is subject to certain conditions.

        A license is also required for the broadcasting of digital terrestrial television in Sweden. On December 20, 2001, TV4 was granted a license to broadcast digital terrestrial television. The license expires on December 31, 2003. Also the license for digital terrestrial broadcasting is subject to certain conditions, such as limitations in the ownership structure of TV4 and a minimum of two simultaneous programs during an average of at least 50 hours per week during a calendar year.

StoryFirst Communications Inc (CTC)

        The TV broadcasting division of StoryFirst Communications Inc, CTC, consists of 12 different regional TV stations with separate licenses to broadcast television programs within certain regions of Russia using radio waves on different VHF frequencies and one nationwide television network that broadcasts from Moscow to co-owned and non-owned television stations and repeaters.

European Union Regulation

Television

        The Television Without Frontiers Directive (Council Directive 89/552/EEC of 3 October 1989, OJL 298 of 17 October 1989, p.23 as amended by Directive 97/84/EC of 30 June 1997, OJL 202 of 30 July 1997, p.60) (the "TWF Directive") establishes basic principles for the regulation of broadcasting activity in the European Union. In essence, it requires Member States to ensure that broadcasts emanating from its territory comply with the national broadcasting rules in that Member State and it requires that each Member State should demand certain minimum standards of all broadcasting services that are regulated by the authorities of such state. Member States are free to impose more detailed or stricter rules in the areas covered by the directive on television broadcasters under their jurisdiction.

        Articles 4 to 9 of the TWF Directive set out provisions relating to program quotas. Article 4 of the TWF Directive requires Member States to ensure "where practicable and by appropriate means" that broadcasters reserve "a majority proportion of their transmission time" for European works, and Article 5 requires that they reserve at least 10 percent of their transmission time or, at the option of the Member State, 10 percent of their programming budget, for European works created by producers who are independent of broadcasters, an adequate proportion of which should have been produced within the five years preceding their transmission. Transmission time for these purposes excludes broadcast time covering news, games, advertisements, sports events and teletext services.

        The term "where practicable and by appropriate means" has not been defined in the TWF Directive and there is uncertainty about its correct application. Swedish domestic law has incorporated the requirements of the TWF Directive.

        Articles 10 to 20 of the TWF Directive set out provisions relating to television advertising and sponsorship. The TWF Directive also requires that television advertising be recognizable as such and kept separate from other parts of the program and that program sponsors must be identified. It also specifies the maximum frequency of interruptions of a program, the percentage of advertising in a program, and other conditions under which a program may be interrupted by advertisements. Advertising of tobacco and prescription medicines is banned and the advertising of alcoholic beverages is limited.

        The TWF Directive (as amended) allows Member States to prevent the exclusive broadcast on pay-per-view television of major sporting or other events of outstanding national or international importance. The relevant provision empowers each Member State (at its option) to take steps to ensure that broadcasters under its jurisdiction do not broadcast on an exclusive basis events which are designated by the member state in question as being of major importance for society in such a way as to deprive a substantial proportion of the public in that state of the possibility of following such events via live coverage or deferred coverage on free television. This provision only applies to contracts concluded after July 30, 1997 and in relation to events taking place after the revised TWF Directive is implemented in the Member State concerned. Directive 97/36/EC also introduced new rules governing television-based shopping and increased protection for children. There can be no assurance that implementation of the TWF Directive will not affect the ability of the MTG Group in the future to broadcast certain sports programming to which it has the exclusive rights. There can be no guarantee that regulatory changes will not limit the Company's ability to renew that exclusive contract after it expires. See "Item 3—Key Information—Risk Factors—Company Risk Factors—Regulatory restrictions may negatively afect our results of operations".

        A Directive on the use of standards for the transmission of television signals has been adopted (European Parliament and Council Directive 95/47/EC of 24 October 1995 on the use of standards for the transmission of television signals, OJL 281 of 23 November 1995, p. 51) and focuses on widescreen and digital television. Under this Directive, transmissions using a wide-screen format and 625 lines which are not fully digital must utilize the 16:9 D2MAC transmission system or a 16:9 transmission system which is fully compatible with PAL or SECAM (which are separate VHS formats). High definition transmissions, on the other hand, if not fully digital, must use the HDMAC transmission system. For fully digital transmissions, the use of a transmission system which has been standardized by a recognized European standardization body is mandatory and fully digital transmission networks open to the public for the distribution of television services must be capable of distributing wide-format services. The Directive also ensures that providers of conditional access services must offer to all broadcasters technical services enabling digital services to be received by viewers' decoders operated by the conditional access provider. Access to such technical services must be provided at a fair, reasonable and non-discriminatory basis. This Directive has been adopted in the United Kingdom through incorporation into the Broadcasting Act 1996, under which the ITC is obliged to do everything in its power to ensure that every licensed service uses a transmission system complying with the Directive.

        The TWF Directive was reviewed during 2002 and on January 6, 2003 the Commission adopted the Fourth Report on the application of the "Television without Frontiers" Directive (COM(2002) 778 final), with an Annex setting out a work programme for 2003 for its review which includes a public consultation. The aim is to provide the Commission with the information which will help it to assess whether there is a need to update or adapt the "Television without Frontiers" Directive. The report will discuss, among other things, the importance to society to access events of major importance, promotion of cultural diversity and protection of minors and public order. Based on this report the Commission will in beginning of 2004 publish a proposal of changes to the Directive, if appropriate. Until the report has been finalized and the Commission has published their proposal it is unclear if there will be any major changes to the way broadcasting activities are regulated.

Radio

        There is no EU-wide regulation regarding the content in radio broadcasting.

Content

        The programs produced and broadcast by MTG are generally subject to copyright laws. An EU Directive on the harmonization of certain aspects of copyright and related rights in the information society was adopted on April 9, 2001. The Directive provides, subject to certain exceptions, authors with the exclusive right to authorize or prohibit any form of distribution to the public of their works. The distribution right only ceases with the sale or transfer of ownership of the work by the author or with his consent.

        Finally, a Directive has been adopted (Council Directive 93/83/EEC of 27 September 1993 on the coordination of certain rules concerning copyright and rights related to copyright applicable to satellite broadcasting and cable transmission, OJ No L 248 of 6 October 1993, p. 15) which, among other provisions, in principle makes it mandatory for writers, composers, directors, performers, producers and possibly set designers, cinematographers, choreographers, film editors and visual artists whose work is embodied in films or other television programming to retain indefinitely continuing equity claims for payments in compensation for rental and leasing of the programs.

MTG Radio Unit

"Rix Fm" and "Power Hit Radio"

        Local radio broadcasting in Sweden is regulated by the Radio and TV Act which requires broadcasters to hold licenses issued by the Swedish Radio and TV Authority in order to broadcast radio in Sweden. Such a license, which from February 1, 2003 is valid for four years, enables the licensee to broadcast within the area that the license specifies and where the broadcast can be received with good sound quality. Each license may only cover one broadcasting area unless special circumstances apply. If a person is considered to control more than one license, a license may be revoked. Rival applications for a license are decided by auction with the license going to the highest bidder. In 2001, new local radio licenses were granted by the Swedish government based on a "beauty competition". MTG Radio applied for new licenses, but no new licenses were granted to MTG Radio. The licenses held by the stations in the "Rix Fm", "Power Hit Radio" and "Lugna Favoriter" networks are due to expire in December 2008 and may then be extended due to transitional regulations.

        The Radio and TV Act requires that at least one-third of the broadcasting in any 24-hour period consist of programs which have been locally produced and that the programming shall not contain more than eight minutes of advertising in each complete hour. Violation of the rules relating to locally produced material or advertising may result in an order for compliance under threat of a standard penalty imposed by the Radio and TV Authority. Furthermore, violation of the rules relating to advertising may result in an obligation to pay a special fee of between SEK 5,000 and SEK 5 million, but not more than 10 percent of the total revenue for the last financial year. The Swedish Marketing Practices Act of 1995 that applies to terrestrial television also applies to radio.

P4 (Norway)

        Radio broadcasting in Norway is regulated by the Norwegian Broadcasting Authority and the Telecommunication Authority. The Norwegian Broadcasting Authority is responsible for awarding licenses in respect of the establishment and operation of broadcasting installations, as well as broadcasting itself. The Norwegian Telecommunications Authority grants licenses for the possession and use of radio equipment and is responsible for the allocation of radio frequencies. In all cases, licenses may be subject to conditions covering such matters as the location of the equipment, bandwidth and the area of coverage. P4's broadcast license became effective on January 15, 1993 and is valid until end of 2003.

        Norwegian legislation imposes restrictions on the content of programs. Among other factors, advertisements must not exceed 15 percent of total broadcasting time and 20 percent of each complete programming hour, must not refer to or include religious beliefs or, in the case of television advertisements only, politics, reference to which also may not be broadcast in connection with, or within ten minutes on either side of, a children's program. Further, advertisements directed towards children are prohibited and any advertisement must be clearly separated from the ordinary program with a special sound signal. A breach in the regulations regarding advertising may result in a fine calculated on the basis of the number of listeners to the radio channel and the time period during which the breach continued.

        A Norwegian law on acquisitions of press and/or broadcasting companies was adopted on June 13, 1997 and entered into force on January 1, 1999 (Lov om tilsyn med erverv i dagspresse og kringkastning). Under this law a new regulatory body is granted authority to prohibit acquisitions of interests in media companies if the purchaser, either alone or in cooperation with third parties, would achieve a "considerable ownership position" in the media market, either nationally, regionally or locally, which conflicts with the principle of freedom of speech and diversity of media services. The new authority does not have the power to prohibit acquisitions in the press if the purchaser, alone or in cooperation with third parties, does not have a market share of the national press in excess of 20 percent, provided that the acquisition does not increase concentrations of ownership in the press or broadcasting in any regional or local market.

        On December 20, 2002 the request by P4 to renew the license for further ten years was turned down by the Norwegian ministry of Cultural Affairs and the license was granted to a third party competitor. If P4 does not have any radio license it will not be able to operate as a radio station which is likely to lead to the discontinuance of the P4 business. In January 2003, P4 Radio Hele Norge ASA applied for a new license for P5, another Norwegian radio network license. The coverage of the P5 license is not as good as the P4 license, but the P4 management believes it will make it possible for P4 Radio Hele Norge ASA to maintain a strong market position. Based on its own assessment, P4 Radio Hele Norge ASA believes that they are one of the strongest candidates and should have a good chance to be granted the license.

ORGANIZATIONAL STRUCTURE

        MTG is made up of a number of legal entities in several different jurisdictions. The parent company in MTG is Modern Times Group MTG AB (publ), a Swedish public limited liability company. The following table identifies certain significant subsidiaries of Modern Times Group MTG AB (publ):

Name	Country	Ownership Interest	Voting Interest
MTG Broadcasting Holding AB	Sweden	100%	100%
MTG Broadcasting	Sweden	100%	100%
Viasat AB	Sweden	100%	100%
TV1000 AB	Sweden	100%	100%
Strix Television AB	Sweden	100%	100%
MTG Holding AB	Sweden	100%	100%
MTG A/S Danmark	Denmark	100%	100%
Viasat A/S Danmark	Denmark	100%	100%
TV1000 Norge AS	Norway	100%	100%
Viasat AS Norge	Norway	100%	100%
MTG AS Norge	Norway	100%	100%
TV3 Broadcasting Group Ltd	United Kingdom	100%	100%
Viasat Broadcasting U.K. Ltd	United Kingdom	100%	100%

PROPERTY, PLANTS AND EQUIPMENT

        The Company leases small office premises in Stockholm from Kinnevik. The Company believes that the lease is on terms equivalent to those that would be determined on an arm's length basis. The lease is renewable annually. The various MTG Companies lease their office spaces under leases with various terms. The major lease commitments of MTG are its TV3 premises in Stockholm, Oslo and Copenhagen and its TV3 premises outside London as well as its leases of satellite capacity.

        The principal categories of the MTG Group's equipment consist of the satellite uplink and downlink facility and transmission equipment in Stockholm, London, Russia and the Baltic countries, and transmission equipment and equipment for radio communication in Sweden and the Baltic countries.

        The Company has sufficient capacity in its premises to carry on its current business.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto included elsewhere in this annual report. The consolidated financial statements of the Company and the other financial information relating to the MTG Companies set forth in this section have been prepared in accordance with Swedish GAAP. Swedish GAAP differs in certain material respects from U.S. GAAP. For a description of the material differences between U.S. GAAP and Swedish GAAP as they relate to the Company, see Note 27 of the notes to the consolidated financial statements of the Company.

Factors Affecting Revenues and Expenses

        Through 2002, the MTG Group was organized into six operational business units (Viasat, MTG Radio, MTG Publishing, MTG TV-Shop, MTG Modern Studios and SDI Media) and seven business units for accounting purposes with MTG New Media, operationally controlled by Viasat, having separate results. The TV3 companies and Viasat Distribution, which administers the sale and distribution of Viasat's Pay-TV Channels as well as third-party channels, are the largest and most important components of the MTG Group, both from the perspective of their contributions to revenues and from their possible impact on the net income or loss of the MTG Group. Each of the TV3 companies and Viasat Distribution are part of Viasat.

Revenues

        The MTG Group's revenues consist primarily of advertising revenues earned by Viasat, MTG Radio and MTG Publishing from local, national and international advertisers, accounting in the aggregate for 44 percent, 38 percent and 37 percent of total MTG Group revenues for 2000, 2001 and 2002, respectively. The development of the MTG Group is therefore dependent in large part on the development of the advertising market in Scandinavia, which is, in turn, dependent, in large part, on consumer behavior and macroeconomic conditions.

        Up until 2001, the Scandinavian advertising market had grown, reflecting robust economic growth in the region. During 2001 and 2002, the European advertising market suffered from the global recession which severely affected advertising spending. Low consumer demand during the period of economic decline or low economic growth had a depressive effect on expenditures by advertisers which, in turn, reduced advertising revenues. The growth of the Scandinavian advertising market has also been affected by the relatively high price per viewer for television advertising in Scandinavia compared with the average prices in the overall European market. The high price per viewer in Scandinavia is partly attributable to the low degree of competition within the advertising market in Scandinavia as compared with the rest of the world but also in part to the fact that hours of television viewing per person are lower in Scandinavia than in more developed commercial television markets.

        According to Zenith Media, the television advertising market in 2000 grew by 15 percent in Sweden, 1 percent in Denmark and 23 percent in Norway; in 2001, the market fell by 9 percent in Sweden, remained stable in Denmark and fell by 5 percent in Norway. In 2002, the television advertising market fell by 2 percent in Sweden according to estimates by "Institutet för Reklam och Mediestatistik", was stable in Denmark and was stable in Norway according to Zenith Media estimates.

        According to research by Zenith Media, the global advertising market grew by 0.2 percent during 2002, fell by 3.5 percent in 2001 and grew by 10.9 percent in 2000. During the same period the European advertising market fell by 1.1 percent, 3.1 percent and grew by 10.9 percent.

        During the down-turn of advertising markets in 2001 and 2002, MTG made certain cost savings, including savings on program costs. This caused reduced viewing shares for the MTG advertising channels in Scandinavia and thus reduced revenues.

        The Company believes that there is still room for growth, since television's share of total advertising expenditures in Scandinavia is still below that of the more developed commercial television markets of the European Union and the United States and as a result of the continued growth in viewership in the region.

        The MTG Group also earns revenues from subscription payments made by viewers who rent Viasat smartcards and subscribers to the Viasat packages offered by the MTG Group, as well as commissions from selling subscriptions to TV1000. At December 31, 2000, 2001 and 2002, approximately 1,077,000, 1,125,000 and 994,000 households, respectively, rented Viasat smartcards in Scandinavia.

        Like the television advertising market, the radio advertising market in Sweden is highly competitive. As a whole, the Swedish radio advertising market is unprofitable, in large part as a result of its late commercialization and the structure with local radio licenses. Moreover, radio's share of the total advertising market is lower in Scandinavia than in more mature commercial radio markets. MTG believes, however, that the long-term outlook and importance of its radio operations as a cross-promotional tool justify maintaining them.

        The revenues of MTG TV-Shop are derived primarily from sales of products through commercial spots, infomercials, television programs and the Internet, and are principally affected by the availability and price of broadcasting slots for electronic retailing. In addition to the impact of competition for these slots, there are also regulatory limits on how many slots can be made available on television channels for electronic retailing in most of the countries in which MTG TV-Shop operates, which affects the revenues of MTG TV-Shop's operations. MTG TV-Shop's revenues are also dependent upon its ability to secure attractive products to sell, for which there is also much competition. MTG TV-Shop is currently focused on building profitability in its core European markets.

        The revenues of MTG Modern Studios are largely affected by the attractiveness of its programs to the audience and by the prices that broadcasters are able to pay in light of their own advertising revenues.

        There is a significant amount of sales among companies in the MTG Group. The largest component of such sales consists of sales from MTG Modern Studios to Viasat (which accounted for 48 percent of MTG Modern Studios' overall sales in 2002). Intragroup sales within the MTG Group totaled SEK 1,950 million in 2000, SEK 2,163 million in 2001 and SEK 2,611 million in 2002. All intragroup sales, as well as the related operating expenses incurred by particular units, are eliminated from MTG's financial results on consolidation.

Costs

        The MTG Group's main costs consist of programming costs and transmission and distribution expenses. Programming costs are the largest component of the MTG Group's total annual operating expenses, amounting to approximately, SEK 1,473 million in 2000, SEK 1,587 million in 2001 and SEK 1,787 million in 2002, representing approximately 28 percent of the MTG Group's total operating expenses in 2000, approximately 26 percent of the MTG Group's total operating expenses in 2001 and approximately 30 percent of the MTG Group's total operating expenses in 2002.

        Improvements in programming are planned to increase the level of subscribers to Viasat's television channels, thereby leading to a greater volume of, and price for, advertising slot sales. One of the aims of the MTG Group is maintaining attractive programming while keeping programming costs as low as possible. One way to achieve this will be through more efficient use of its existing programming library, for example, through greater use of reruns and an improved mix of programming. See "Item 4—Business Overview—Business Units—Viasat—Programming".

        Transmission and distribution costs are the costs associated with transmitting programming to subscribers. The main component is the cost associated with leasing or renting transponder capacity on satellites for transmission of MTG's channels to DTH subscribers and to cable companies for transmission to their subscribers. Transmission and distribution costs were SEK 338 million in 2000, SEK 340 million in 2001 and SEK 288 million in 2002, representing approximately 7 percent, 6 percent and 5 percent, respectively, of the MTG Group's total operating expenses in those periods. The decrease in the distribution costs is an effect of the Viasat Digital Project whereby certain of our broadcasting was converted into digital transmission. Digital transmission is more cost efficient transmission throught the decreased costs of transponder licensing. At the same time as implementing digital transmission MTG has increased the number of channels broadcasted which has increased transmission and distribution costs. Viasat is able to achieve economies of scale in many areas, including transmission, administration, overall program planning and marketing, by broadcasting TV3 Sweden, TV3 Denmark, TV3 Norway, ZTV Sweden, TV8, ZTV Norway (formerly Viasat+), Viasat Explorer, Viasat Sport Denmark and 3+ from the same station in the United Kingdom. See "Item 4—Business Overview—Business Units—Viasat—Distribution".

        The main costs of MTG Radio consist of costs of sales force (Kinnevik owned AirTime AB until September 2002 when the operations of AirTime was sold to MTG and are now operated by MTG Radio Sales AB), and programming costs for music and other broadcasting rights, and license fees and transmission costs. The main costs of MTG Publishing consist of paper, printing and distribution expenses. The cost of goods sold and related costs, the cost of broadcasting slots and logistics and distribution costs constitute the main components of the operating expenses of MTG TV-Shop. The main cost of MTG Modern Studios is the cost of program production and related services, mainly consisting of salaries and technical equipment costs. The main cost of SDI Media is wages for salaried employees and freelance contractors.

        The remainder of the MTG Group's costs consist primarily of sales and marketing, salary and overhead expenses. Marketing costs primarily consist of the costs associated with selling advertising slots on behalf of Viasat and marketing of Pay-TV campaigns, MTG Radio and MTG Publishing. Of MTG's total marketing costs, approximately SEK 97 million in 2000, SEK 46 million in 2001 and SEK 32 million in 2002 consisted of advertising sales commissions paid to AirTime Sweden, (Kinnevik owned AirTime AB until September 2002 when the operations of AirTime was sold to MTG and are now operated by MTG Radio Sales AB), based on a percentage of the sales of Viasat and MTG Radio. The decrease in commissions paid to AirTime Sweden was due to reduced use of AirTime services within Viasat when an internal sales force was created. In September 2002, MTG acquired the operations of AirTime from Kinnevik and are now operated by MTG Radio Sales AB. The acquisition price was SEK 14 million, corresponding to the book value. Operating expenses of the parent company and the MTG Group holding companies in each of Norway and Denmark were, collectively, SEK 162 million in 2000, SEK 174 million in 2001 and SEK 275 million in 2002, representing approximately 3 percent, 3 percent and 5 percent, respectively, of the MTG Group's total operating expenses.

        The Scandinavian market in which MTG primarily operates is divided into three markets due to language and cultural differences. In order to market attractive programming to customers throughout these markets, MTG is required to incur costs and investments in order to tailor its channels sufficiently to the local markets.

        Viasat's earnings are subject to fluctuation due to a number of factors. Viasat incurs a substantial portion of its costs in connection with broadcasting television programs in advance of its receipt of the associated revenues for such programs. There is a similar timing mismatch with respect to advertising and subscription sales insofar as current programming affects the success of advertising and subscription sales for future programming. Accordingly, failure of Viasat's programming to achieve the level of viewing currently anticipated could adversely affect Viasat's earnings with respect to future programming. In addition, because MTG currently operates in Sweden and Norway with more television channels that are dependent on advertising revenue than are operated by its competitors, it has a higher fixed cost structure in these markets, and MTG's financial condition and results of operations are therefore likely to be more sensitive to fluctuations in the advertising market than the financial condition and results of operations of its competitors. On the other hand, MTG has spread its risk by operating in a larger number of countries than some of its Scandinavian-based competitors. Due to the fact that the MTG operations are operating in a number of different countries our earnings are subject to exchange rate fluctuations, which may affect us positively or negatively depending on the flutations and the positive or negative income in the affected operations.

Seasonality

        The MTG Group's quarterly operating results have historically varied, and are expected to continue to vary, depending upon the level of advertising expenditures during the year. In the broadcasting area, revenues have fluctuated significantly during the course of each year based upon the fact that television advertising expenditures are highest during the fourth quarter. In 2000, 2001 and 2002, approximately 29 percent, 30 percent and 29 percent, respectively, of Viasat's revenues were received in the fourth quarter of the year. The second quarter of each year represents the second highest source of revenues, due to increased advertising spending in Viasat's markets. In 2000, 2001 and 2002, the second quarter accounted for approximately 26 percent, 25 percent and 26 percent, respectively, of Viasat's revenues. Revenues are the lowest during the third quarter because fewer people watch television during the summer months when outdoor activities are most popular in Scandinavia. MTG Radio is subject to similar seasonal fluctuations in advertising revenues. See "Item 3—Key Information—Risk Factors—Industry Risk Factors—The seasonal nature of the advertising market may affect our revenues".

        For the above reasons, results in any quarter should not be taken as an indication of likely results in other quarters or for the year as a whole.

TV1000

        TV1000 became part of the MTG Group in 2000 and is now incorporated in MTG's Viasat business unit. In March 2000, MTG exercised TV1000 Option and acquired the assets and liabilities of TV1000 Sverige AB at a purchase price of SEK 900 million, based on a valuation report prepared by an investment bank related to Kinnevik and MTG. MTG paid the purchase price in the form of 422,297 MTG A Shares and 1,266,892 MTG B Shares, which were issued by MTG on May 25, 2000. The fair market value of these shares, approximately SEK 900 million, was calculated as the average closing price for the applicable MTG Shares over the 15 trading days preceding the option exercise date. The value of these newly issued MTG Shares corresponds to the agreed purchase price. During the years 1997 through 1999, MTG had contributed in total SEK 256 million to Kinnevik in order to cover the losses incurred by TV1000, in accordance with the terms of the option agreement, which were reported in the consolidated income statement of MTG as expensed option premium costs. The total of the purchase price paid for TV1000 in the form of new MTG shares, SEK 900 million, and the option premium costs is SEK 1,156 million. Prior to the acquisition of TV1000 in May 2000, MTG, pursuant to contractual arrangements among Kinnevik, TV1000 and Viasat, had full operational and management responsibility for TV1000, and Viasat had the exclusive right to sell subscriptions to TV1000 (the "TV1000 Agreements").

        In 2002, TV1000's consolidated net sales, including intra-MTG Group revenues, amounted to SEK 768 million and its income after financial items amounted to SEK 58 million. In 2001 the loss after financial items amounted to SEK 125 million.

Metro Demerger

        MTG distributed all the shares in Metro to the shareholders of MTG in August 2000. At December 31, 1999, MTG's Metro operations outside the Nordic region consisted of the Metro International business unit, while MTG's Nordic Metro operations consisted of the operations for Metro Stockholm, Gothenburg, Malmö and Helsinki.

        As part of the recapitalization of Metro, MTG received, on May 23, 2000, $23.5 million aggregate nominal value of Metro Convertible Debentures in advance of the Metro Demerger in exchange for a similar amount of MTG's net indebtedness. The Metro Convertible Debentures bear interest at the rate of 6 percent per annum and mature in May 2003. In February 2003 MTG deferred repayment under this agreement by twelve months until August 15, 2004. The Metro Convertible Debentures may be converted by the holders into an equal number of series A and series B shares of Metro in full or in part at any time or from time to time during their term at a conversion price of $1.42 per Metro A Share and $1.42 per Metro B Share. In December 2000 in connection with a private placement by Metro, MTG converted $1.42 million of the Metro Convertible Debentures into 1,000,000 Metro A Shares.

        On August 15, 2000, MTG also converted Metro's remaining indebtedness to MTG into a three-year term loan with a maximum borrowing limit of $23.5 million. Interest is payable on this loan at LIBOR plus 2 percent, and Metro have drawn down the entire amount. Interest is payable at a rate of LIBOR plus 2 percent per annum. In February 2003 MTG deferred repayment under this agreement by twelve months until August 15, 2004.

        In May 2002, MTG transferred to Metro 1,000,000 TV4 shares in exchange for a convertible bond issue in Metro. The principal of the Metro Convertible Notes is $20 million, and the notes have a five-year yield to maturity in 2007. The notes are convertible into Metro B shares at a price of $2.01 per share. The convertible notes have an annual coupon of 6.25 percent and are issued and redeemed at 100 percent. The Metro Convertible Debentures and the Metro Convertible Notes are as of December 31, 2002 convertible into 7,296,895 Metro A Shares and 18,247,144 Metro B Shares, representing 22.29 percent of Metro's share capital and 13.56 percent of the total voting rights in Metro on a partially diluted basis, but before the exercise of options by Metro management.

        In October 2001, MTG participated in the Metro private placement by acquiring 263,862 Metro A Shares and 3,267,142 Metro B Shares in consideration of approximately SEK 84 million.

        On June 10, 2003 MTG agreed to participate in a debt-for-equity swap in Metro. At the same time MTG converted the currency denomination of the loans and convertibles to Swedish kronor. As part of the debt-to-equity swap in Metro, MTG will receive 51.1 million new Metro class A shares and 93.6 million new Metro class B shares at a price of SEK 3.75 per share in exchange for the retirement of SEK 542 million of interest-bearing loans to Metro, including interest accrued up to May, 31 2003. No interest will be charged on the loans to Metro for the period between May, 31 2003 and the completion of the transaction.

Recapitalization

        As of August 31, 1997, Kinnevik capitalized MTG with equity of SEK 750 million by (a) converting SEK 326 million of MTG's debt to Kinnevik into equity through a shareholder's contribution and (b) receiving SEK 424 million aggregate nominal value of MTG Convertible Debentures in exchange for a similar amount of other MTG indebtedness. Receivables from the Kinnevik Group of SEK 1,367 million were also offset against a corresponding amount of other MTG indebtedness to Kinnevik. The Company also made bonus issues and effected a share split in order to conform the share capital structures of Kinnevik and MTG at the time of the Demerger of MTG. All of these MTG Convertible Debentures were converted into MTG A Shares in the first half of 2000.

        The MTG Convertible Debentures would have matured on December 30, 2000. The MTG Convertible Debentures were convertible into 4,988,235 MTG A Shares for SEK 85 per share. In February 2000, Kinnevik sold MTG Convertible Debentures convertible into 420,462 MTG A Shares to Invik, a related company. Invik converted these MTG Convertible Debentures into MTG A Shares in March 2000. Kinnevik converted the remaining MTG Convertible Debentures into MTG A Shares in May 2000.

        In April 1999, Deutsche Bank syndicated a five-year SEK 800 million credit facility. In November 2000, MTG negotiated an increase to this facility of an additional SEK 900 million. MTG had as of December 31, 2002 decreased the facility by SEK 750 million and the utilizaton of the facility was SEK 775 million. The limit of the available undrawn credit were SEK 175 million at December 31, 2002. MTG has used the credit facility both to refinance loans and also to finance further expansion In April 2003 the Company secured a five-year New Multi-Currency Credit Facility of SEK 800 million, expiring in December 2007. The Multi-Currency Credit Facility and the New Multi-Currency Credit Facility contains certain financial ratio and other customary covenants which MTG must satisfy on an ongoing basis

        On June 15, 2001 the Company made an offering of €120 million 5.5 percent MTG Convertible Subordinated Bonds due 2006 to international investors. See "—Liquidity and Capital Resources".

Withdrawal from Swedish Digital Terrestrial Broadcasting Network

        In June 2001, MTG announced its intention to withdraw from the contract regarding distribution in the Swedish digital terrestrial broadcasting network, since the network had not delivered the number of customers promised. However, before the withdrawal MTG offered to continue distribution. Teracom rejected this offer and MTG was shut off. Consequently the distribution agreement with Teracom AB was terminated in August 2001. The termination of the contract with Teracom resulted in the MTG licenses for Swedish digital terrestrial broadcasting being revoked by the Swedish Radio and TV Authority. See "Item 4—Regulation—Viasat—Digital Terrestrial Broadcasting". Although we currently do not believe that the loss will have any material adverse effect on our results of operations, it will negatively affect our ability to compete effectively and any competitor that has a license to broadcast in the DTT will have an advantage through their increased penetration.

Expiration of P4 License

        MTG has a 33.1 percent share in P4 Radio Hele Norge ASA. The P4 radio license was not renewed and will expire on December 31, 2003. The decision not to renew the license was made by the Norwegian ministry of Cultural Affairs. In January 2003, P4 Radio Hele Norge ASA applied for a new license, P5, another Norwegian radio network license. The coverage of the P5 license is not as good as the P4 license, but the P4 management believes it will make it possible for P4 Radio Hele Norge ASA to maintain a strong market position. Based on its own assessment, P4 Radio Hele Norge ASA believes that they are one of the strongest candidates and should have a good chance to be granted the license.

MTG Financial Information

        The following tables set forth the sales, operating income or loss after depreciation and income or loss after financial items of each of the Company's segments for each of the indicated periods. Certain subsidiaries have been transferred between different business areas and the segmentation has been restated for 2001 and 2000 to reflect the organization as of December 31, 2002.

	Year ended December 31,
	2000		2001		2002
	(SEK millions)	(% of total)	(SEK millions)	(% of total)	(SEK millions)	(% of total)
Net sales by business area(5)
Viasat	3,808.1	70.1%	4,552.2	71.1%	4,353.3	72.3%
MTG New Media(6)	60.8	1.1%	106.6	1.7%	103.5	1.7%
MTG Radio	132.9	2.4%	124.0	1.9%	157.3	2.6%
MTG Publishing(7)	214.1	3.9%	177.3	2.8%	134.0	2.2%
MTG TV-Shop	580.5	10.7%	755.1	11.8%	670.7	11.1%
MTG Modern Studios	551.1	10.1%	626.9	9.8%	601.9	10.0%
SDI Media	330.4	6.1%	397.2	6.2%	378.9	6.3%
Parent company and other companies	105.1	1.9%	110.2	1.7%	122.7	2.0%
Eliminations	(352.1)	(6.5%)	(447.8)	(7.0%)	(499.0)	(8.3)%

Total	5,430.9	100.0%	6,402.1	100.0%	6,023.2	100.0%

Operating income/loss by business area(1)
Viasat	473.8	208.7%	537.3	121.5%	390.1	146.2%
Sale of shares in TV4(2)	106.0	46.7%	—	—	162.9	61.0%
Viasat digital project(8)	(555.0)	(244.5%)	(15.0)	(4.2%)	—	—
Victory Challenge	—	—	—	—	(30.0)	(11.3)%
MTG New Media(6)	(39.3)	(17.3%)	(69.6)	(19.3%)	22.0	8.3%
MTG Radio	18.2	8.0%	12.6	3.5%	(31.0)	(11.6)%
MTG Publishing(7)	(26.4)	(11.6%)	(68.9)	(19.1%)	(102.3)	(38.3)%
MTG TV-Shop	(127.0)	(55.9%)	(33.1)	(9.2%)	11.5	4.3%
MTG Modern Studios	2.6	1.1%	79.2	22.0%	58.3	21.9%
SDI Media	17.9	7.9%	41.5	11.5%	53.7	20.1%
Parent company and other companies	(116.9)	(51.5%)	(112.1)	(31.1%)	(163.1)	(61.1)%
Non-recurring items	—	—	—	—	(95.8)	(35.9)%
Metro Sweden's sales company, Jan-May 2000(4)	32.3	14.2%	—	—	—	—
Eliminations	(13.2)	(5.8%)	(12.0)	(3.3%)	(9.6)	(3.6)%

Total	(227.0)	100.0%	359.9	100.0%	266.8	100.0%

Financial items, net	(46.1)	—	(109.9)	—	(238.4)	—
Income (loss) before tax	(273.1)	—	250.0	—	28.4	—

Total assets by business area
Viasat	3,757.5	62.2%	4,332.4	62.4%	4,671.7	75.5%
New Media	35.2	0.6%	57.6	0.8%	(66.1)	(1.1)%
MTG Radio	103.0	1.7%	107.2	1.5%	141.4	2.3%
MTG Publishing	90.5	1.5%	91.7	1.3%	36.2	0.6%
MTG TV-Shop	450.3	7.5%	331.5	4.8%	329.8	5.3%
MTG Modern Studios	430.8	7.1%	445.8	6.4%	435.9	7.0%
SDI Media	186.7	3.1%	218.3	3.1%	165.0	2.7%
Other(3)	986.1	16.3%	1,356.5	19.5%	469.7	7.6%

Total	6,040.0	100.0%	6,941.0	100.0%	6,183,6	100.0%

(1)
Includes income/(loss) from corporate development. Income/(loss) from corporate development, which was SEK 8 million in 2000, SEK 0 million in 2001 and SEK 0 million in 2002, consists primarily of nonrecurring income or losses relating to the sale of companies or interests in companies in the MTG Group. The operating income/loss by business area includes income/loss generated from sales within the MTG Group, which is then eliminated on a consolidated basis.

(2)
In the first half of 2000, MTG sold 467,000 shares in TV4 to third parties for a profit of SEK 106 million. In May 2002, MTG sold 1,000,000 shares of TV4 for $20 million gross, recognizing a capital gain of SEK 163 million.

(3)
Includes parent companies and other non-allocable assets.

(4)
The result from Metro Sweden sales company during January, 2000 through May 2000 have been consolidated in the MTG's account and    are therefore reported on a separate line. Metro Sweden, a sales company for Metro, was not part of the Metro Demerger as described under "Item 5—Operating and Financial Review and Prospects—Metro Demerger", and consequently, Metro Sweden stayed within the MTG Group until May 31, 2001.

(5)
Includes sales within the MTG Group which is then eliminated on a consolidated basis, but excludes income/(loss) from corporate development.

(6)
Effective January 1, 2001, MTG reorganized its operations by transferring certain of its MTG TV-Shop and Viasat operations into a newly formed business unit, MTG New Media. See "—Business Units—MTG New Media". In January 2003 MTG New Media was merged into Viasat, and the figures have been restated accordingly.

(7)
Effective January 1, 2001, MTG transferred operating responsibility for TV8, its Pay-TV channel, to MTG Publishing. Effective January 1, 2002, MTG transferred operating responsibility for TV8 to Viasat.

(8)
During 2000, MTG started to transmit its Pay-TV channels digitally and costs associated with the conversion to digital transmission technique and costs for converting analog premium subscribers to digital customers were charged to the income statement with SEK 555.0 million in 2000 and SEK 15 million in 2001.

Results of Operations for 2002, 2001 and 2000

MTG Group

        Net Sales.    Consolidated net sales increased from SEK 5,431 million in 2000 to SEK 6,402 million in 2001 and decreased to SEK 6,023 million in 2002, representing an increase of 18 percent in 2001 as compared with 2000 and a decrease of 6 percent in 2002 as compared with 2001.

        In 2001, there were sales increases in most of the business units. Sales in Viasat, MTG New Media, MTG TV-Shop, MTG Modern Studios and SDI Media rose by 20 percent, 75 percent, 30 percent, 14 percent and 20 percent, respectively. Sales decreased in MTG Radio by 7 percent and by 16 percent in MTG Publishing. In 2000, there were sales increases in all business units except MTG TV-Shop. In 2000, sales in Viasat, MTG Radio, MTG Publishing, MTG Modern Studios and SDI Media rose by 23 percent, 24 percent, 68 percent, 31 percent and 29 percent, respectively. Sales in MTG TV-Shop fell by 0.2 percent in 2000. In 2000, the MTG Group's consolidated net sales grew not only as a result of the growth in the Scandinavian advertising market described above, but also as a consequence of both subscriber growth and an increased proportion of premium subscribers in Viasat. In 2001, the MTG Group's consolidated net sales grew as a result of increased subscriber revenues from the Pay-TV business, but also as a result of increased sales in the Free-TV business.

        In 2002, sales decreased in all business areas except for MTG Radio. Sales decreased in Viasat, New Media, Publishing, TV-Shop, Modern Studios and SDI with 4 percent, 3 percent, 32 percent, 11 percent, 4 percent and 5 percent respectively. Despite the strong growth in the Eastern Europe markets we incurred a decrease in sales as a consequence of weaker advertising markets in Scandinavia and Western Europe, lower market shares and increased piracy and competition in our Pay-TV operations. Sales increased in MTG Radio by 27 percent, one of the main reasons being acquisitions in both Sweden and Estonia which accounted for approximately 21 percent of the increase.

        Cost of goods and services.    Cost of goods and services of the MTG Group rose from SEK 3,507 million in 2000 to SEK 4,104 million in 2001 and declined to 3,940 million in 2002, representing an increase of 17 percent in 2001 as compared to 2000 and a decrease of 4 percent in 2002 as compared to 2001. The cost of goods and services fell as a percentage of net sales during 2000 and 2001, but increased in 2002 by 1 percent. In particular, programming costs increased by 7 percent in 2001 as compared to 2000 and by 13 percent in 2002 as compared to 2001, reflecting a larger number of TV channels and an increased focus on improving viewing shares during the second half of 2002.

        Sales and marketing expenses.    Sales and marketing expenses increased from SEK 313 million in 2000 to SEK 584 million in 2001 and decreased to 543 million in 2002. Sales and marketing expenses increased by 87 percent in 2001 as compared to 2000 and decreased by 7 percent in 2002 as compared to 2001. Sales and marketing expenses rose in 2001 as a result of increased advertising sales reflecting both increased numbers of sales personnel and increased commissions paid to AirTime Sweden (in September 2002, the operations of AirTime was sold to MTG and are now operated by MTG Radio Sales AB). In 2002, the decrease were due to reduced commissions to AirTime Sweden and savings in all business areas following lower net sales.

        Administrative expenses.    Administrative expenses for the MTG Group decreased from SEK 1,228 million in 2000 to SEK 1,161 million in 2001 and increased to 1,167 million in 2002 as compared to 2001, representing a decrease of 5 percent in 2001 as compared to 2000 and remained at the same level in 2002 as compared to 2001. The decrease in administrative expenses in 2001 reflects the effect of the cost cutting program that MTG initiated.

        Income from Corporate Development.    Income from corporate development, typically representing gains or losses from disposals of companies or interests in companies, resulted in a profit of SEK 8 million in 2000, no income or loss was recorded in 2001 and in 2002. In 2000, income from corporate development relates to gains from sales of shares in certain associated companies.

        Income from Sale of Securities.    In 2000, MTG received SEK 126 million from the sale of securities, thereby realizing a net gain of SEK 106 million, from its sale of a portion of its 22.4 percent stake in TV4. After this sale, MTG held a 20.1 percent stake in TV4. In 2001, MTG received no income from sale of securities. In 2002, MTG received SEK 204 million from sale of securities, realizing a net gain of SEK 163 million, from its sale of another portion of its stake in TV4. After this sale MTG held a 15.1 percent stake in TV4.

        Other Operating Revenues.    Other operating revenues, which consist of revenues outside the core businesses of the respective MTG Companies, such as service charges, sales commissions and rents, increased from SEK 18 million in 2000 to SEK 21 million in 2001 and decreased to SEK 15 million in 2002.

        Other Operating Expenses.    Other operating expenses, primarily consisting of costs that cannot be attributed to any of the other cost items, such as exchange rate losses on operating items and depreciation of goodwill, decreased from SEK 235 million in 2000 to SEK 224 million in 2001 and decreased to SEK 155 million in 2002.

        Share of Earnings in Associated Companies.    Share of earnings in associated companies increased SEK 16 million in 2000 to SEK 25 million in 2001 and decreased to SEK (4) million in 2002. In 2001 compared to 2000, the increases reflect the increased profitability of the Viasat Baltic channels and P4 Hele Norge ASA. In 2002, the decrease is due to significantly lower income from P4 Radio Hele Norge and TV4, in part compensated by the income in Story First Communications, a new investment during 2002. In the first half of 2000, the MTG Group disposed of a portion of its then 22.4 percent interest in TV4, leaving it with a 20.1 percent stake. In May 2002, the MTG Group sold 1,000,000 TV4 A shares, leaving it with a 15.1 percent stake and thereby no longer reporting TV4 as an associated company.

        Operating Income.    The MTG Group's operating income increased from a loss of SEK 227 million in 2000 to SEK 360 million in 2001, reflecting the cost of the implementation of digital transmissions in Viasat. In 2002 operating income decreased to SEK 267 million, including net non-recurring income of SEK 37 million. Operating margin was negative in 2000, 5.6 percent in 2001 and 4.5 percent in 2002. Depreciation and amortization costs decreased from SEK 242 million in 2000, decreased to SEK 236 million in 2001 and increased to SEK 287 million in 2002. These costs principally represent goodwill, which amounted to approximately SEK 90 million in 2000, SEK 109 million in 2001 and SEK 155 million in 2002, and which have partly increased as a result of acquisitions made by MTG, but mainly due to write-down of goodwill in Publishing.

        Interest Revenue and Similar Income.    Interest revenue and similar income increased from SEK 38 million in 2000 to SEK 51 million in 2001 and increased to SEK 59 million in 2002. These changes reflect movements in the MTG Group's cash balances and interest bearing receivables.

        Interest Expense and Similar Costs.    Interest expense and similar costs (mainly unrealized exchange rate differences on the MTG Convertible Debenture in Euro and the loan and convertibles to Metro in USD) increased from SEK 82 million in 2000 to SEK 94 million in 2001 and increased to SEK 266 million in 2002. Interest expenses and similar costs increased in 2001 as compared to 2000 and in 2002 compared to 2001 principally as a result of exchange rate fluctuations between the Swedish krona and U.S. dollar and euro. The convertible debentures in Metro and the commercial loan to Metro amounts to USD 65.6 million, which during 2002 resulted in unrealized exchange rate loss of SEK 120 million. The MTG convertible debenture of EUR 120 million had the opposite effect in 2002 and gave an unrealized exchange rate gain of SEK 28 million. Interest bearing long-term liabilities amounted to SEK 1,492 million at the end of 2001 as compared to SEK 1,277 million at the end of 2000. At the end of 2002, MTG had interest bearing long-term liabilities of SEK 1,535 million; the increase in interest bearing liabilities stems from MTG's utilization of the Multi-Currency Credit Facility. See "—Liquidity and Capital Resources". The increase in 2001 relates also to the issuance of the MTG Convertible Subordinated Bonds amounting to SEK 1,130 million resulting in increased annual interest expenses of approximately SEK 60 million. The increase in 2002 relates to the proportion of long-term interest bearing liabilities compared to short-term. The short-term portion has decreased by SEK 123 million in 2002. Interest on the MTG Convertible Debentures was SEK 2 million in 2000. The remaining MTG Convertible Debentures were converted into MTG A Shares by Kinnevik in May 2000. In June 2001, new €120 million 5.5 percent MTG Convertible Subordinated Bonds due 2006 were issued with an interest expense of SEK 33.1 million in 2001 and SEK 59.5 million in 2002.

        Income Taxes.    The MTG Group's effective tax rate (including changes in deferred tax) on a consolidated level was 9 percent in 2000, 53 percent in 2001 and 325 percent in 2002. The Swedish statutory corporate tax rate throughout the period was 28 percent. The difference between the MTG Group's effective tax rate and the Swedish statutory corporate rate is primarily due to the effect of certain non-deductible expenses (for example, goodwill amortization) and losses in countries other than Sweden, Denmark and Norway which cannot be deducted by the MTG Group at present. MTG applies prudent accounting by not recognizing deferred tax assets relating to companies domiciled outside of Scandinavia.

        Minority share in earnings.    Minority share in earnings amounted to income of SEK 1 million in 2000, income of SEK 3 million in 2001 and a cost in 2002 of SEK 3 million. The change between years are mainly due to changes in holdings.

        Net Income.    The MTG Group's net loss was SEK 296 million in 2000, the net income was SEK 121 million in 2001 and the net loss was SEK 67 million in 2002. Net income margin was -5.4 percent in 2000, 1.9 percent in 2001 and -1.1 percent in 2002.

Viasat

        In 2000, 2001 and 2002, Viasat accounted for 70 percent, 71 percent and 72 percent, respectively, of the MTG Group's net sales. The Viasat operating income amounted to SEK 473.8 million in 2000, SEK 550.4 million in 2001 and SEK 390.1 million in 2002.

        Net Sales.    Viasat's sales increased from SEK 3,789 million in 2000 to SEK 4,550 million in 2001 (including TV1000's sales) and decreased to SEK 4,353 million in 2002, representing an increase of 20 percent in 2001 as compared to 2000 and a decrease by 4 percent in 2002 as compared to 2001. Of these sales, SEK 21 million in 2000, SEK 37 million in 2001 and SEK 18 million in 2002 consisted of sales within the MTG Group that were eliminated on consolidation.

        Viasat's sales decreased largely as a result of decreased volumes of advertising sales, particularly in Scandinavia. This decrease was partly compensated by an increase in sales in the Baltic countries and sales in the maturing companies in Hungary, Russia and the Baltic States.

        Viasat's sales also benefited from increases in subscription revenues throughout the period. Viasat's ongoing focus on programming efficiency, promotional efforts and the principal launch of digital services in September, 2000 contributed to Viasat's smartcard subscriber base increasing from approximately 910,000 at December 31, 1997 to approximately 994,000 at December 31, 2002. As of December 31, 2002, Viasat had secured approximately 62 percent of its subscribers to its launch of the digital services. See "Item 4—Information on the Company—Business Overview—Viasat—Transition from Analogue to Digital Format". Viasat's subscriber base also has migrated towards a higher percentage of the subscribers being premium subscriber during the last three years. As of December 31, 2002, approximately 73 percent of its digital subscribers were premium subscribers.

        Operating Expenses.    Viasat's cost of goods and services rose from SEK 2,436 million in 2000 to SEK 3,146 million in 2001 and decreased to SEK 3,104 million in 2002, representing an increase of 29 percent in 2001 as compared to 2000 and a decrease of 1 percent in 2002 as compared to 2001. The decreases in the cost of goods and services reflected the decreases in business activity and sales throughout the period. Programming costs, which are Viasat's largest single cost, increased by 7 percent in 2001 as compared to 2000 and by 13 percent in 2002 reflecting Viasat's commitment to quality programming and increased variable programming costs due to more subscribers and, in 2001, an increase in the U.S. dollar rate versus Swedish krona. In 2002, the increased programming costs are mainly due to higher volumes, adding new channels and programs to Viasat. The U.S. dollar exchange rate has declined during 2002, thus reducing the cost effect.

        Selling, administrative, research and development expenses increased from SEK 814 million in 2000 to SEK 822 million in 2001 and remained on the same level in 2002. The increases in 2001 in selling, administrative, research and development expenses are attributable to growing business activity.

        Other operating expenses decreased from SEK 100 million in 2000 and to SEK 91 million in 2001 and decreased to SEK 83 million in 2002.

        As a result of the foregoing, Viasat's operating margin increased from 0.01 percent in 2000 to 10 percent in 2001 and decreased by -1.1 percent to a margin of 9 percent in 2002.

MTG New Media

        In 2000, 2001 and 2002, MTG New Media accounted for 1 percent, 2 percent and 2 percent, respectively, of the MTG Group's net sales. The MTG New Media operating result amounted to a loss of SEK 39.3 million in 2000, a loss of SEK 69.6 million in 2001 and profit of SEK 22.0 million in 2002.

        Net Sales.    Net sales for MTG New Media increased from SEK 61 million in 2000 to SEK 107 million in 2001, and decreased to SEK 104 million in 2002 representing an increase of 75 percent in 2001 and an decrease of 3 percent in 2002. The decline in MTG New Media's sales reflected a shift in sales emerging in the New Media business area and the other business areas and the winding down of the Internet related businesses.

        Operating Expenses.    MTG New Media's operating expenses in 2000 were SEK 61 million due to the newly started businesses and increased in 2001 to SEK 120 million, then decreased to SEK 69 million in 2002, reflecting the development of the business and increase in sales in 2001. In 2002, the cost decreased due to reduced operations.

        The business area is integrated in Viasat business area as from January 2003.

MTG Radio

        In 2000 and 2001, MTG Radio accounted for 2 percent, in 2002 for 3 percent, of the MTG Group's net sales. The MTG Radio operating result amounted to a profit of SEK 18.2 million in 2000, a profit of SEK 12.6 million in 2001 and loss of SEK 31.0 million in 2002.

        Net Sales.    Net sales for MTG Radio decreased from SEK 133 million in 2000 to SEK 124 million in 2001 and increased to SEK 157 million in 2002, representing a decrease of 7 percent in 2001 as compared to 2000 and an increase of 27 percent in 2002 as compared to 2001. The decrease in net sales for MTG Radio in 2001 reflected the decline in the advertising market in Sweden. In 2002, the acquisition of the radio stations Lugna Favoriter, WOW 105,5 in Sweden as well as the radio station Star FM in Estonia attributed to the increase in net sales.

        Operating Expenses.    MTG Radio's cost of goods and services remained at the 2000 level of SEK 122 million in 2001 and increased to SEK 134 million in 2002, representing an increase of 10 percent in 2002 as compared to 2001.

        Selling and Administrative Expenses.    MTG Radio's selling and administrative expenses increased from SEK 17 million in 2000 to SEK 19 million in 2001 and increased to SEK 45 million in 2002, representing an increase of 12 percent in 2001 as compared to 2000 and an increase of 245 percent in 2002 as compared to 2001. The increase in 2001 as compared to 2000 is attributable to increased cost of selling as a consequence of the increase in ownership in the radio business in Latvia. The increase in 2002 is a consequence of the acquisition of the radio businesses in Estonia and Sweden and an increase in sales personnel, the services of which were previously purchased externally.

MTG Publishing

        In 2000, 2001 and 2002, MTG Publishing accounted for 4 percent, 3 percent and 2 percent, respectively, of the MTG Group's net. The MTG Publishing operating result amounted to a loss of SEK 26.4 million in 2000, a loss of SEK 68.9 million in 2001 and loss of SEK 102.3 million in 2002.

        Net Sales.    Net sales for MTG Publishing decreased from SEK 234 million in 2000 to SEK 196 million in 2001 and to SEK 134 million in 2002, representing a decrease of 16 percent in 2001 as compared to 2000 and a decrease of 32 percent in 2002 as compared to 2001. The decrease in 2001 as compared to 2000 as well as in 2002 compared to 2001 was a result of the decline in the Swedish advertising market. The closure of Finanstidningen and the launch of FinansVision during 2002 resulted in decreased sales as a consequence of the lower demand from advertisers for a newly launched product.

        Operating Expenses.    Cost of goods and services of MTG Publishing rose from SEK 146 million in 2000 to SEK 161 million in 2001 and decreased to SEK 158 million in 2002, representing an increase of 11 percent in 2001 as compared to 2000 and a decrease of 2 percent in 2002 as compared to 2001. Selling and administrative expenses decreased from SEK 127 million in 2000 to SEK 117 million in 2001 and decreased to SEK 74 million in 2002, representing a decrease of 8 percent in 2001 as compared to 2000 and a decrease of 37 percent in 2002 as compared to 2001. The decrease in operating expenses in 2001 as compared to 2000 was a result of decreased promotion and sales activities in Finanstidningen. The decrease in 2002 was due to increased cost savings efforts in FinansVision and the close-down of Moderna Tider.

        Other operating expenses were SEK 25 million in 2000, SEK 7 million in 2001 and SEK 48 million in 2002, the increase in 2002 due to a write-down in goodwill of SEK 41 million. The write-down of goodwill is linked to the close-down of Moderna Tider and FinansVision, which was done due to, above all, the exceptionally weak newspaper advertising market. The decision to close down FinansVision was made in January 2003.

MTG TV-Shop

        In 2000, 2001 and 2002, MTG TV-Shop accounted for 11 percent, 12 percent and 11 percent, respectively, of the MTG Group's net sales. The MTG TV-Shop operating result amounted to a loss of SEK 127.0 million in 2000, a loss of SEK 33.1 million in 2001 and profit of SEK 11.5 million in 2002.

        Net Sales.    Net sales for MTG TV-Shop increased from SEK 581 million in 2000 to SEK 755 million in 2001 and decreased to SEK 671 million in 2002, representing an increase of 30 percent in 2001 as compared to 2000 and a decrease of 11 percent in 2002 as compared to 2001.

        Operating Expenses.    Cost of goods and services, which consist primarily of the purchase price of goods distributed by TV-Shop and CDON.com, increased from SEK 415 million in 2000 to SEK 483 million in 2001 and decreased to SEK 406 million in 2002, representing an increase of 16 percent in 2001 as compared to 2000 and a decrease of 16 percent in 2002 as compared to 2001. Selling, administrative, research and development expenses increased from SEK 316 million in 2000 to SEK 483 million in 2001 and decreased to SEK 260 million in 2002, representing an increase of 16 percent in 2001 as compared to 2000 and a decrease of 46 percent in 2002 as compared to 2001. The decrease in costs during 2002, attributable to restructuring activities together with re-negotiations of expensive airtime contracts resulting in lower operating and selling and marketing expenses. Increasing volumes in CDON.com also increased margins.

MTG Modern Studios

        In each of 2000, 2001 and 2002, MTG Modern Studios accounted for 10 percent, of the MTG Group's net sales. The MTG Modern Studios operating result amounted to a profit of SEK 2.6 million in 2000, a profit of SEK 79.2 million in 2001 and profit of SEK 58.3 million in 2002.

        Net Sales.    Net sales for MTG Modern Studios increased from SEK 551 million in 2000 to SEK 627 million in 2001 and decreased to SEK 602 million in 2002, representing an increase of 14 percent in 2001 as compared to 2000 and a decrease of 4 percent in 2002 as compared to 2001. These variances between years were attributable primarily to the success of MTG Modern Studio's reality based shows and licensing of this concept to other producers and to growing volumes of film distribution sales in non-theatrical formats such as video and DVD. Of MTG Modern Studios' net sales, SEK 169 million in 2000, SEK 251 million in 2001 and SEK 288 million in 2002 consisted of sales to other companies in the MTG Group that were eliminated on consolidation.

        Operating Expenses.    MTG Modern Studios' cost of goods sold decreased from SEK 425 million to SEK 402 million in 2001 and increased to SEK 428 million in 2002, representing a decrease of 5 percent 2001 as compared to 2000 and an increase of 6 percent in 2002 as compared to 2001.Selling and administrative expenses increased from SEK 97 million in 2000 to SEK 117 million in 2001 and decreased to SEK 105 million in 2002, representing an increase of 20 percent in 2001 as compared to 2000 due to increased sale in the business area and a decrease of 10 percent in 2002 as compared to 2001 due to lower net sales in MTG Modern Studios.

SDI Media

        In each of 2000, 2001 and 2002, SDI Media accounted for 6 percent, of the MTG Group's net sales. The SDI Media operating result amounted to a profit of SEK 17.9 million in 2000, a profit of SEK 41.5 million in 2001 and profit of SEK 53.7 million in 2002.

        Net Sales.    Net sales for SDI Media increased from SEK 330 million in 2000 to SEK 397 million in 2001 and decreased to SEK 379 million in 2002, representing an increase of 20 percent in 2001 as compared to 2000 and a decrease of 5 percent in 2002 as compared to 2001. The increased net sales in 2001 are attributable to rapid growth in popularity of the DVD format and an attendant rise in demand for subtitling services. Approximately two thirds of the reduction in sales in 2002 is due to exchange rate fluctuations (the majority of which relates to USD), the other third being volume related.

        Operating expenses.    Cost of goods and services of SDI Media rose from SEK 197 million in 2000 to SEK 217 million in 2001 and decreased to SEK 178 million in 2002, representing an increase of 10 percent in 2001 as compared to 2000 and a decrease of 18 percent in 2002 as compared to 2001. Selling and administrative expenses grew from SEK 74 million in 2000 to SEK 106 million in 2001 and decreased to SEK 102 million in 2002, representing an increase of 44 percent in 2001 as compared to 2000 and an decrease of 4 percent in 2002 as compared to 2001. Both costs of goods and services and selling and administrative expenses grew throughout 2001 as a result of increased business activity. In 2002, costs decreased partly due to a more production effective product mix, lower net sales and cost savings.

        Other operating expenses were SEK 42 million in 2000, SEK 34 million in 2001 and SEK 46 million in 2002.

Central Unit

        Operating expenses of the parent company and the MTG Group holding companies in each of Denmark and Norway were, collectively, approximately SEK 164 million in 2000, SEK 174 million in 2001 and SEK 275 million in 2002, respectively, of the MTG Group's total operating expenses in those years. The increase in expenditure in 2001 and 2002 was partly due to increases in corporate development activity, leading to the payment of fees to various external advisors and also to costs incurred by new service companies in the MTG Group. Recharges to other Group companies for expenses incurred in the Central Unit amounted to SEK 56 million in 2000, SEK 57 million in 2001 and SEK 109 million in 2002.

Liquidity and Capital Resources

        The Company expects to meet its current and future cash requirements from existing businesses cash flow from operations, the Multi-Currency Credit Facility, the MTG Convertible Subordinated Bonds and the New Multi-Currency Credit Facility as described below. In April 1999, Deutsche Bank syndicated a five-year SEK 800 million Multi-Currency Credit Facility. In November 2000, MTG negotiated an increase of an additional SEK 900 million in this facility. MTG had as of December 31, 2002, decreased the facility by SEK 750 million and the utilization of the facility was SEK 775 million. The limit of the available undrawn credit was SEK 175 million at December 31, 2002. In April 2003 the Company secured a five-year New Multi-Currency Credit Facility of SEK 800 million, expiring in December 2007. The Multi-Currency Credit Facility and the New Multi-Currency Credit Facility contains certain financial ratio and other customary covenants which MTG must satisfy on an ongoing basis. For a discussion of the interest rate exposure in respect of the utilization of these facilities, see "Item 11—Quantitative and Qualitative Disclosures about Market Risk—Interest Rates".

        Pursuant to certain of the covenants in the Multi-Currency Credit Facility and the New Multi-Currency Credit Facility, the Company is required to insure that at the end of each quarter the Company's senior debt to consolidated EBITDA ratio does not exceed a 3:1 ratio. The ratio to MTG's total interest-bearing debt to consolidated EBITDA must at the end of each quarter falling in 2003 not exceed a 5:1 ratio and for each quarter falling in 2004 not exceed 4:1 and for each quarter falling in 2005 not exceed a 3:1 ratio. The ratio of MTG's consolidated EBIT to total debt interest charges must not be less than 2.5:1 on June 30, 2003 and September 30, 2003 and the ratio must not be less than 3:1 on each quarter day falling on December 31, 2003 until the expiry of the facility. The ratio of Viasat's EBITDA to senior debt must on each quarter day not exceed 2.5:1.

        The following table sets out a summary of maturities of MTG's long-term external borrowings outstanding (face amounts) as of December 31, 2002

Maturities of borrowings
(in SEK millions)
2003	—
2004	462.0
2005	—
2006	1,103.1
2007 and thereafter*	—

Total	1,565.1

*
The New Multi-Currency Credit Facility expires on December 31, 2007 but if the MTG Convertible Subordinated Bonds were to be converted into MTG shares an amortization of SEK 350 million would have to be made.

        On June 15, 2001 the Company made an offering of €120 million 5.5 percent MTG Convertible Subordinated Bonds due 2006. The MTG Convertible Subordinated Bonds are convertible into MTG B Shares at any time on or after July 26, 2001 and up to and including June 8, 2006, or if the MTG Convertible Subordinated Bonds have been called for redemption by MTG, the seventh day before the date fixed for redemption. The conversion price (subject to adjustments) is SEK 385.97 per MTG B Share (with the principal amount of the MTG Convertible Subordinated Bonds being translated into SEK at a fixed rate of exchange of €1 = SEK 8.977). Based on the initial conversion price, each €1,000 principal amount of MTG Convertible Subordinated Bonds will entitle the holder to receive 23.258 MTG B Shares. Subject to certain conditions, the MTG Convertible Subordinated Bonds may be redeemed at the option of the holders as well as at the option of the Company. The net proceeds of the offering is being used for the expansion of the Company's business.

        If future operating results are lower than expected, capital expenditures are higher than anticipated, anticipated cost savings are not achieved or investments are accelerated beyond currently projected levels, additional financing may be necessary in order to fund development and operations or to service the principal and interest payment obligations under external financing arrangements. For example, capital expenditures associated with the geographical expansion or further consolidation of the MTG Group, or the provision of digital television services, would probably require additional external financing. However, MTG believes that the working capital of MTG is sufficient for MTG's present requirements.

        Funding policies are at all times under the control and supervision of top management in co-operation with the Board of Directors. Funding is centralized in MTG's corporate office. Treasury activities are likewise under the control and supervision of the Company's CFO. The day to day operations of treasury activities are handled by the Company's Cash Manager, in close cooperation with external banking contacts and controllers within MTG. In addition, Banque Invik acts as an adviser in all issues within the financial sector.

        The following table sets out certain information relating to the cash flows of the MTG Group as of December 31, 2002:

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Net Cash provided by operating activities, before working capital changes	(258.8)	341.7	248.3
Working capital change	192.6	(420.0)	97.0
Net cash provided by (used in) operating activities	(66.2)	(78.3)	345.3
Net cash used in investing activities	(233.8)	(217.7)	(340.2)
Net cash provided by (used in) financing activities	233.7	259.3	40.0
Net increase (decrease) in cash	(66.3)	(36.7)	45.2
Cash at the beginning of period	341.7	292.1	255.4
Cash at the end of period	292.1	255.4	300.6

        Net cash provided by operating activities, before working capital changes, was negative SEK 259 million in 2000, SEK 342 million in 2001 and SEK 248 million in 2002. The increase in 2001 is mainly due to increased earnings before interest, taxes and depreciation achieved by the Company. The decrease in 2002 is due to non-recurring costs, such as the Company's participation in Victory Challenge. The weakening advertising market in our advertising dependent business areas in Sweden explains most of the decrease in net income, resulting in a decrease of income in Viasat Broadcasting, Radio and Publishing, offset by increases in New Media, TV Shop and SDI.

        Working capital changes were SEK 193 million in 2000, negative SEK 420 million in 2001 and SEK 97 million in 2002. In 2001 these changes were mainly connected to increased inventory. The positive working capital changes in 2002 were mainly related to a plan undertaken to decrease inventory.

        Net cash used in investing activities amounted to SEK 234 million in 2000, SEK 218 million in 2001 and SEK 340 million in 2002. These amounts include investments in acquisition of minority shareholdings and increased expenditures for machinery and equipment. In 2002 the cash used in investing activities consisted of SEK 98 million in maintenance capital expenditure, SEK 204 million in investments in Metro Convertibles and a positive cash effect of the same amount on the sale of TV4 shares, SEK 193.6 million in investment shares in Story First and SEK 48.6 million mainly in acquisitions of "Lugna Favoriter", "Wow105.5" and shares in TV3 Estonia.

        Net cash from financing activities was SEK 234 million in 2000, SEK 259 million in 2001 and SEK 40 million in 2002. In 2002, interest-bearing liabilities to financial institutions were reduced by SEK 51.7 million through unutilized overdraft facilities and a net amortization on the loans. In 2001, the high net cash improvement was mainly due to the increase in loans from financial institutions and the subordinated convertible debenture.

        Because of the seasonal fluctuations in the business of the MTG Group, the cash flow from operations will also fluctuate during the course of the year. See "—Seasonality".

        At December 31, 2002, the MTG Group had television programming commitments of SEK 2,335 million. As permitted under Swedish GAAP, purchased program rights are amortized at the same rate at which advertising revenues is estimated to accrue. For a discussion of the differences under U.S. GAAP, see "—U.S. GAAP Reconciliation".

        The following table sets out the commitments for future payments as of December 31, 2002:

	Future rent on non- cancelable operating leases	Future payments for program rights	Transponder commitments	Total commitments
2003	38.1	669.0	257.1	964.2
2004	31.1	539.5	203.3	773.9
2005	18.3	445.0	98.5	561.7
2006	14.2	325.4	40.6	380.1
2007	5.6	271.4	—	277.0
2008 and thereafter	31.3	84.6	—	115.9

	138.6	2,334.9	599.4	3,072.9

        The MTG Group has a number of commitments relating to the leasing of satellite capacity on the Nordic position satellites. All of such commitments are payable in Swedish kronor or Norwegian kronor. The payment obligations associated with such cash commitments for the MTG Group at December 31, 2002 were in total SEK 599 million in varying annual amounts to the year 2006.

        At December 31, 2002, the MTG Group had approximately SEK 1,220 million of Swedish tax loss carry forwards that were fully transferable among Swedish members of the MTG Group. In accordance with the prudence concept, no deferred tax receivable is reported for the value of loss carry-forwards outside Sweden, Denmark and Norway.

Inflation

        Inflation has not had a significant impact on the MTG Group's results of operations during the periods under discussion.

Impact of Foreign Currency Fluctuations

        The MTG Group's financial results are significantly affected by exchange rate fluctuations. Most of the MTG Group's revenues are denominated in Swedish kronor, Danish kronor and Norwegian kronor, while a significant proportion of its operating costs are denominated in other currencies. For example, film rights acquired in connection with the business of Viasat and products acquired for sale by MTG TV-Shop are typically denominated in U.S. dollars. Furthermore, rights to broadcast sporting events, given the jurisdiction of the primary licensors of such events, e.g. the broadcasting rights for Ice Hockey World Championships and Champions League, are denominated in Swiss francs. The Viasat operations in the U.K. are incurring costs typically denominated in British pounds sterling, in 2002 approximately 7 percent of the MTG Group's operating expenses were denominated in British pounds sterling. At December 31, 2002, the MTG Group had television programming commitments of approximately SEK 2,335 million, approximately SEK 847 million of which related to commitments payable in U.S. dollars, and approximately SEK 709 million of which related to commitments payable in Swiss francs. However, because MTG's programming purchase obligations are long-term commitments, only a portion of this effect has been recorded in the financial statements of MTG.

        All programming commitments are booked at their acquisition cost, translated into Swedish kronor at the time of purchase. Because MTG purchases programming rights primarily in U.S. dollars, appreciation of the U.S. dollar increases MTG's programming costs. During 2000 and 2001, the U.S. dollar has strengthened against the Scandinavian currencies. During 2002 the U.S. dollar has weakened against the Scandinavian currencies and the euro and has continued to weaken during the first half of 2003. The Company also has similar exposure to costs denominated in other currencies, principally British pounds sterling, euros and Swiss francs. The MTG Group is therefore exposed to fluctuations in currency exchange rates, and appreciation or depreciation of the Swedish kronor, Danish kronor and Norwegian kronor relative to the currencies in which the MTG Group's costs are denominated could have a significant effect on financial results.

        The MTG Group has additional currency exposure as a result of the translation into Swedish kronor of the net value of MTG Group liabilities that are denominated in currencies other than Swedish kronor. These translation differences are recorded in shareholders' equity. In addition the Company has loans and convertibles to Metro amounting to approximately USD 66 million that are denominated in USD (on June 9, 2003 these loans and convertibles were converted into Swedish kronor at an exchange rate of 7.7735 SEK/USD). The Convertible Subordinated Debentures of euro 120 million are denominated in euro that increases the currency exposure.

        The MTG Group does not hedge its currency exposure. See "Item 11—Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange".

        Fluctuations in the exchange rate between the Swedish kronor and the U.S. dollar will also affect the dollar equivalent of the Swedish kronor price of the MTG B Shares quoted on the O-list of the OM Stockholm Exchange and, as a result, could affect the price of any ADSs traded on the Nasdaq National Market System. Such fluctuations will also affect the U.S. dollar amounts received by holders of ADSs on conversion by the Depositary of any cash dividends paid in Swedish kronor on the MTG B Shares represented by the ADSs. The Company does not expect to pay dividends for the foreseeable future. The currencies of certain countries into which MTG is expanding have in certain countries depreciated against the major Western currencies, and there is a risk that certain of such currencies will continue to fall in value. Depreciation of such currencies could have an adverse effect on the performance and investments of MTG in its operations in such countries.

Critical Accounting Polices

        MTG's consolidated financial statements are prepared in accordance with Swedish GAAP which differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). The principal differences between Swedish GAAP and U.S. GAAP are further discussed in Note 27 to the Consolidated Financial Statements appearing elsewhere in this Annual Report.

        The preparation of MTG's Consolidated Financial Statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. In preparing these financial statements, MTG's management has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The application of these accounting principles involves the exercise of judgement and use of assumptions as future uncertainties and, as a result, actual results could differ from these estimates. In accordance with the Financial Reporting Release No. 60 (FR60) issued by the Securities and Exchange Commission of the United States, registrants are required to provide additional disclosure of accounting principles in which estimates, judgments and assumptions are particularly sensitive and which, if actual results are different, may have a material impact on the financial statements. The accounting principles applied by MTG that are deemed to meet these criteria are discussed below.

        Revenue recognition.    MTG's primary source of revenue is advertising and subscription revenues. Revenue is recognized when it is probable that future economic benefits will flow to the Company, and these benefits can be measured reliably. In practice this means that revenue from the sale of services is recognized when the service is performed and that revenue from the sale of goods is recognized when the goods are delivered. Accordingly, MTG reports revenue from TV, radio, and newspaper advertising at the time of broadcast or publication. Subscription fees for pay TV are distributed over the subscription period. Revenues for the production of television programs for third parties are recognized according to the percentage-of-completion method. Revenue from barter transactions is recognized when advertisements are broadcast and merchandise or services received are charged to expense when received or used. If the expected broadcast period was shortened or cancelled due, for example, to poor ratings, we would be required to write-off the remaining value of the related broadcast rights to operations on an accelerated basis or possibly immediately.

        Impairment of long-lived assets.    In accordance with Swedish GAAP, capitalized development expenses, beneficial rights, goodwill, machinery and equipment are amortized over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue. The Company reviews long-lived assets used in its business and investments in affiliated companies on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company uses operating results as its primary indicators of potential impairment. If there is any indication that a tangible or intangible non-current asset has been impaired, the recoverable amount of the asset should be estimated. The recoverable amount is the higher of the asset's net selling price and its value in use, estimated with reference to management's projections of future cash flows. If the recoverable amount of the asset is less than the carrying amount, an impairment loss is recognized and the carrying amount of the assets is reduced to the recoverable amount. Determination of the recoverable amount is based upon management's projections of future cash flows which are generally made by use of internal business plans or forecasts. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our valuations.

        Program rights.    Certain types of inventories are valued at the acquisition cost, generally using the "first in first out" method or net realizable value, whichever is lower. A significant portion of the amount reported as inventory by the MTG Group refers to the TV channels' catalog of program rights. Program rights are reported as inventory when the license period has begun, the program itself is available for its first broadcast, the cost of the program is known, and the program content has been approved by the TV channel. At any time, the program inventories for MTG's TV channels roughly correspond to the program costs of two months of programming in the future plus pre-paid program rights. Inventories of program rights are valued at the acquisition cost or net realizable value, whichever is lower. The same program right may often be utilized at different broadcast times, sometimes in different channels and countries. These program rights are then amortized at the same rate as the revenues are expected to accrue. The Company makes semi-annual reviews of its program inventory for impairment.

        Allowance for doubtful accounts.    The Company must make estimates of the uncollectibility of our accounts receivable. The Company specifically review historical write-off activity by market, large customer concentrations, customer credit worthiness, and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. The experience has been that the level of customer defaults have been predictable and that the allowance for doubtful accounts has been adequate to cover such defaults. If circumstances change, such as higher than expected defaults or an unexpected material adverse change in a customer's ability to meet its financial obligation to the Company, the Company's estimates of the recoverability of amounts due the Company could be reduced by a material amount.

        Deferred income taxes.    Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets are recognized if it is more likely than not that an asset will be realized. Valuation allowances are established where expected future taxable income does not support the realization of the deferred tax asset. In the event that actual results differ from the management's estimates or management adjust these estimates in future periods, an additional valuation allowance may need to be established that could materially impact our financial position and results of operations.

        Provisions are reported when the Group has, or can be considered to have, an obligation as the result of events that have occurred and management estimates that it is probable that payments will be made to fulfill the obligation. In addition to this, the provisions are conditional to the possibility of making reliable calculations of the outcome.

U.S. GAAP Reconciliation

        The principal differences between Swedish GAAP and U.S. GAAP as they relate to the MTG Group involve the treatment of program rights amortization, unrealized gains and losses on marketable securities, acquisitions between entities under common control and parent company expenses and the Kinnevik share option program described below under "Item 6—Directors, Senior Management and Employees—Options to Purchase Securities from the Company". There are also differences between Swedish accounting regulations and U.S. GAAP regarding capitalized development expenses and financial instruments.

        As permitted under Swedish GAAP, purchased program rights are amortized as the revenue is earned at each broadcast. U.S. GAAP requires an accelerated method of amortization if the first showing is more valuable than reruns. Amortization has accordingly been adjusted to reflect this accelerated U.S. GAAP methodology. The adjustment would also have the effect of reducing recorded assets and liabilities under U.S. GAAP.

        As permitted under Swedish GAAP, acquisitions of companies under common control are accounted for as of the beginning of the year in which the transaction occurred. U.S. GAAP requires acquisitions of companies under common control to be accounted for in a manner similar to a pooling of interests and, accordingly, the results of operations of the acquired company should be included for all periods presented.

        Under Swedish GAAP, the Kinnevik share option program, as described below under "Item 6—Directors, Senior Management and Employees—Options to Purchase Securities from the Company", is not accounted for by MTG, since it was established and financed by Kinnevik. Under U.S. GAAP, however, this program is accounted for by MTG since MTG benefits from the services of the employees.

        Under Swedish GAAP, the results of the operations of Metro need not be reflected in the financial statements of MTG as of and for the year ended December 31, 2000. Under U.S. GAAP the results of the operations of Metro are consolidated with those of MTG for the period up to and including the date of the dividend paid by MTG in connection with the Metro Demerger.

        Under Swedish GAAP no recognition is made of unrealized gains on marketable securities recorded as long-term financial assets. Under U.S. GAAP, unrealized gain on shares in other companies should be accounted for. The gain is the difference between the market and the book value and is recorded directly against equity.

        Under Swedish GAAP no recognition is made of unrealized gains or losses on convertible bonds in other companies unless the value of such securities is deemed to be impaired and is subject to a write-down. Under U.S. GAAP, the value of convertible bonds in other companies should be calculated and accounted for at the lowest of market and book value. The resulting difference is recorded in the income statement.

        Under Swedish GAAP goodwill is amortized over its estimated useful life. Under U.S. GAAP, goodwill should not be amortized but rather evaluated for impairment on an annual basis.

        The MTG Group's net income (loss) under Swedish GAAP was a loss of SEK 67 million in 2002, a profit of SEK 121 million in 2001 and a loss of SEK 296 million in 2000. Under U.S. GAAP, the MTG Group would have reported a loss of SEK 2.7 million in 2002, a profit of SEK 435 million in 2001 and a loss of SEK 594 million in 2000. The MTG Group's shareholders' equity under Swedish GAAP was SEK 1,885 million at December 31, 2002, SEK 1,948 million at December 31, 2001 and SEK 1,790 million at December 31, 2000. Under U.S. GAAP, the MTG Group's shareholders' equity would have been SEK 2,010 million at December 31, 2002, SEK 2,085 million at December 31, 2001 and SEK 1,596 million at December 31, 2000 primarily as a result of adjustments relating to unrealized gains in shares and convertible bonds development expenses and amortizations of program rights under Swedish GAAP.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

        Under the Swedish Companies Act of 1975 (the "Swedish Companies Act"), the Board of Directors is responsible for the organization of a company and the management of its affairs. The Board of Directors is also responsible for ensuring that satisfactory controls exist in the areas of accounting and the management of assets. The President is appointed by the Board of Directors and is in charge of the day-to-day management of the Company according to guidelines and instructions issued by the Board of Directors. The members of the Board of Directors are elected at the Annual General Meeting and serve for a period which expires at the end of the next Annual General Meeting. The Chairman is elected by the Board of Directors. The Board of Directors shall each year adopt rules of procedures for its activities, guidelines setting forth the division of responsibilities between the Board of Directors and the Managing Director and the guidelines for the financial reporting to the Board of Directors.

        As of May 20, 2003, the members of the Company's Board of Directors, Executive Officers and management group of the Company, with their respective ages, positions, and their year of appointment, were as follows:

Name	Positions and Experience	Appointed
Board Members
DAVID CHANCE (born in 1957)	Ba. Economy, B.Sc. Psychology and M.Ba. Former COO of Sky Television, BSkyB. Member of the Board of InterTrust Inc and Grenada Media Group.	Chairman of the Board since May 2003. Member of the Board since 1998.
CRISTINA STENBECK (born in 1977)	Vice Chairman of the Board of Invik & Co. AB, Metro and Kinnevik. Member of the Board of Tele2. Chairman of the Board of Emesco AB and Sociéte Européene de Communication S.A.	Member of the Board since 2003.
STIG NORDIN (born in 1943)	Formerly CEO of Kinnevik and Invik. Member of the Board of Kinnevik.	Member of the Board since 1997.
LARS-JOHAN JARNHEIMER (born in 1960)	M.Eng., former CEO of Saab Opel Sverige AB. President and CEO of Tele2. Member of the Board of Invik, Millicom and Arvid Nordquist AB.	Member of the Board since 1997.

ASGER AAMUND (born in 1940)
	CEO of A:J:Aamund A/S. Chairman of Bavarian Nordic Research Institute A/S, NeuroSearch A/S and NeuroTech A/S. Member of the Board of Bergsøe 4 Gruppen A/S, Henning Larsens Tegnestue A/S and WorldWildelifeFoundation WWF.	Member of the Board since 2000.
PELLE TÖRNBERG (born in 1956)	President and CEO of Metro. Was President and CEO of MTG from 1995 to 2000.	Member of the Board since 2001.
Executive Officers	Position
Hans-Holger Albrecht (born in 1963)	President and CEO of MTG. Previously working for Daimler-Benz and subsequently for CLT S.A. within their TV operations. Has been active in MTG since 1997 as head of the Pay-TV operations and subsequently as head of all television operations. Mr. Albrecht is a member of the Board of Metro since May 2002.
Mia Brunell (born in 1965)	CFO since March 27, 2001. Has been with the MTG Group since 1992 where she was CFO and controller of Viasat.
Andrew Barron (born in 1965)	Chief Operating Officer of MTG. Previously working for Chello and Walt Disney Europe.
Christina Bellander (born in 1955)	Executive Vice President of MTG and CEO of Modern Studios. Has been with the Company since its start.
Anders Nilsson (born in 1967)	CEO of MTG Sweden. Has held a variety of positions in MTG since 1992, such as CEO of the radio business and Executive Vice President of MTG.
Hein Espen Hattestad (born in 1963	CEO of MTG Norway. Previous CEO of P4 and CEO of The Bates Group Norway.
Jörgen Madsen (born in 1966)	CEO of MTG Denmark. Has held various positions in MTG since 1993, such as CEO of New Media.
Yggers Mortensen (born in 1971)	CEO of MTG Eastern Europe. Has been with the MTG Group since 1995.
Eivind Schakt (born in 1964)	CEO of MTG TV-Shop. Has held various positions in MTG since 1993, such as CEO of TV3 Norway.
Niklas Steenberg (born in 1964)	CEO of MTG Radio. Has been with MTG since 2002. Previous CEO of Message Plus Media.
Marvin Berchin (born in 1962)	CEO of SDI Media. Has been CEO of SDI since spring 1999.
Anna Bråkenhielm (born in 1966)	CEO of Strix Television. Has been with Strix since 1989.

        Mr. Jan H. Stenbeck was the Chairman of the Board until his death in August 19, 2002. Pelle Törnberg was elected Chairman of the Board on August 22, 2002. At the Annual General Shareholders meeting on May 15, 2003, Mr. David Chance was elected Chairman of the Board.

COMPENSATION OF DIRECTORS AND OFFICERS

        The aggregate compensation paid to the Company's Directors and Executive Officers for the year ended December 31, 2002, was approximately SEK 97 million. The aggregate amount set aside by the Company during 2002 for pension or other similar benefits for MTG's Directors and Executive Officers was approximately SEK 4 million.

        The terms of employment for the Executive Officers of the Company include a bonus component as part of the salary, which is paid out based on the fulfillment of key budget figures or similar targets. The amount of the bonus is determined by the CEO and CFO of MTG based on an informal arrangement, which terms are decided by the CEO, CFO and the Executive Officers of MTG. These bonuses are designed to provide an incentive for the Executive Officers of MTG to improve profitability and cash flow. If the Company terminates the employment of senior executives, salary will be paid during the period of notice, 6 to 12 months. The CEO has a three-year contract commencing at the beginning of 2003.

        In accordance with the resolution of the Annual General Meeting of shareholders concerning remuneration to the Board of Directors, SEK 1,550,000 was disbursed to the Directors in 2002, of which SEK 300,000 was awarded to the Chairman of the Board, based on a decision of the Board of Directors. Remuneration has also been paid to certain of the the Boards of Directors in certain of our subsidiaries in Denmark, Finland and Estonia. During the year, the former Chairman of the Board and companies owned by his estate have received consultancy fees of USD 240,000 based on a decision by the Board of Directors.

        The President and other members of the Company's executive management are entitled to customary pension commitments based on the national pension plan, which envisages retirement at the age of 65. During 2002, the Company had SEK 0.8 million in costs for pensions to the Board of Directors and the President.

        Pension commitments for employees are secured through premiums paid to insurance companies.

OPTION TO PURCHASE SECURITIES FROM THE COMPANY

MTG Intressenter Option Program

        In 1996, Kinnevik granted to MTG Intressenter AB ("MTGI"), a company owned by Kinnevik and certain MTG executive officers, an option to acquire shares corresponding to 5 percent of the outstanding share capital of the Company from Kinnevik at the time of the grant of the option (the "MTGI option"). The term of the option is seven years and its purchase price is SEK 5 million. In 1999, MTGI exercised part of the MTGI option and acquired shares corresponding to 1 percent of the share capital of the Company from Kinnevik.

        In 2000, MTGI also exercised a part of the MTGI option and acquired 596,977 shares of the Company from Kinnevik, and in 2001, MTGI exercised a part of the MTGI option and acquired an additional 596,977 shares of the Company from Kinnevik

        As of December 31, 2002, following certain dilutive events, the MTGI option entitles its holder to acquire approximately 1.8 percent of the share capital of the Company from Kinnevik. MTGI owned as of December 31, 2002, 835,768 MTG B shares.

        Since the options have been written by Kinnevik rather than the Company, their exercise would not have a dilutive effect on the share capital of the Company.

  Management Option Program

        On February 16, 2001, an Extraordinary General Meeting of MTG approved a new option program. Pursuant to the terms of the new option program, options in respect of 2,052,840 MTG B shares (3 percent of the outstanding share capital of the Company) were authorized to be granted. Approximately eighty percent of the options were to be granted to MTG management and to certain key employees as incentive compensation, and the remaining approximately 20 percent of the options were to be granted to the fully owned MTG subsidiary, MTG Holding AB. It is expected that the MTG subsidiary would then sell the options and use the proceeds to cover the Company's social security expenses and other administrative expenses connected with the option program.

        The exercise price of 1,925,364 of the options, including the options granted to MTG Holding AB is SEK 294.50 per share, the exercise price of 72,359 options, including options granted to MTG Holding AB is SEK 100.00 per share. The exercise price at the time of grant was equal to or less than the market price at the time of the grant, and each option expires six years after the date of grant. One-third of the options can be exercised per year starting three years after the date of grant.

        As of December 31, 2001, 1,802,354 options, including options to MTG Holding AB had been granted. As of December 31, 2002, in total 1,561,424 options have been granted to senior executives and key personnel:

Financial instruments Programs from prior years
Stock options 2001/2009	Number
Chairman of the Board	—
CEO	108,810
Other senior executives	1,452,614

Total	1,561,424

        The shareholders of MTG approved at the Annual General Meetings in 2001 and 2002 an extension of authorization of the granting of options under the new option program. The authorization was extended until the next Annual General Meeting of MTG which was held on May 15, 2003. The authorization expired at this meeting.

        As of December 31, 2002, a total of 1,561,424 options to acquire MTG B shares had been granted to MTG management and key employees, and 436,298 options had been granted to MTG Holding AB as a hedge for the social service expenses.

BOARD PRACTICES

        The members of the Board of Directors are elected at the Annual General Meeting and serve for a period which expires at the end of the next Annual General Meeting. The Chairman is elected by the Board of Directors. The current Board of Directors were elected on May 15, 2003. The Board of Directors shall each year adopt rules of procedures for its activities, guidelines setting forth the division of responsibilities between the Board of Directors and the Managing Director and the guidelines for the financial reporting to the Board of Directors.

        There are no arrangements in place providing for benefits upon termination of employment to any of the Company's directors.

        The Company does not have an audit or remuneration committee.

EMPLOYEES

        On average during 2002, the MTG Group had 1,451 employees, during 2001, the MTG Group had 1,451 employees and during 2000, the MTG group had on average 1,445 employees. The following table shows the distribution of employees at each of MTG's business units for the three years ended December 31, 2002:

	As of December 31,
Operation
	2000	2001	2002
Viasat	650	632	687
MTG Radio	149	123	125
MTG Publishing	129	137	55
MTG TV-Shop	123	104	91
MTG New Media	72	84	48
MTG Modern Studios	69	69	69
SDI Media	316	316	314

Total	1,508	1,465	1,389

        The following table breaks down the average number of our full-time employees during a year by geographic location for the three years ended December 31, 2002:

	2000		2001		2002
	Men	Women	Men	Women	Men	Women
Sweden	355	254	340	225	339	224
United Kingdom	97	81	107	90	111	86
Denmark	85	82	71	58	61	35
United States	49	50	60	65	52	53
Norway	51	46	40	40	40	38
Hong Kong	30	39	31	38	29	35
Russia	0	0	5	6	35	26
Lithuania	53	26	42	27	40	18
Estonia	4	3	7	5	22	24
Latvia	1	2	27	26	20	26
Spain	18	17	19	17	20	23
Finland	15	4	6	3	7	5
Germany	6	10	5	11	4	8
Netherlands	8	7	5	6	5	7
Hungary	2	3	5	12	3	9
Thailand	4	7	5	6	4	7
South Korea	0	2	2	11	2	9
Taiwan	4	4	5	5	4	6
Czech Republic	1	5	3	4	1	5
France	1	1	1	0	1	2
Israel	1	1	1	1	1	2
Lebanon	1	1	1	1	0	1
Japan	0	2	0	1	0	1
Poland	1	5	1	1	0	0
Portugal	2	3	2	2	0	0
Singapore	1	0	1	0	0	0

	790	655	790	661	801	650

Total number of employees		1,445		1,451		1,451

        While certain employees of the MTG Group belong to trade unions, the Company is not a party to any collective bargaining or similar agreements, nor is there a history of significant union activity within the MTG Group. Management believes that relations with its employees are good. The temporary employees within the MTG Group correspond to less than 7 percent of the total number of employees as of December 31, 2002.

SHARE OWNERSHIP

        As of December 31, 2002, the estate of Mr. Jan H. Stenbeck, former Chairman of the Board of Directors of the Company, owned 1,526,000 MTG A Shares, of which 15,545,621 were outstanding on such date. Mr. Stenbeck's estate's holding of MTG A Shares amounts to 9.8 percent of such A shares outstanding, 2.3 percent of the Company's share capital and 7.4 percent of the voting power of all MTG shares. As of the same date, Mr. Stig Nordin, a member of the Company's Board of Directors, owned 20 MTG B Shares, of which there were 50,829,535 outstanding on such date. Mr. Nordin's holding of B shares amounts to less than 0.01 percent of the Company's B shares and less than 0.01 percent of the voting power of all of MTG's shares. Each of the other board members and executive officers set forth in the second preceding table beneficially owns less than one percent of the MTG Shares. For a description of options granted on MTG Shares, see "—Options to Purchase Securities from the Company".

        Based on the share ownership as of December 31, 2002 as reported by VPC AB, the company that keeps the share register, the number of outstanding shares held by certain members ofthe Board of Directors and executive management, and the percentage of total shares of MTG and voting rights held by each such shareholder are as follows:

SHAREHOLDER	Number of Owned MTG A SHARES	Percentage of MTG A SHARES	Number of Owned MTG B SHARES	Percentage of MTG B SHARES	TOTAL CAPITAL (percentage of overall capital)	VOTING POWER (percentage of outstanding votes)
The estate of Jan H. Stenbeck	1,526,000	9.8	—	—	2.3	7.4
Stig Nordin	—	—	20	0.0	0.0	0.0

Total represented	1,526,000	9.8	20	0.0	0.0	7.4

Total	15,545,621	100.0	50,829,535	100.0	100.0	100.0

        For a further description of MTG's major shareholders, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders".

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        The estate of Mr. Jan H. Stenbeck, our former Chairman of the Board of Directors has substantial direct and indirect shareholdings in the Company that are greater than those of any other shareholder. The estate of Mr. Stenbeck is currently in probate (or equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct or indirect shareholdings in us and Kinnevik. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve. See "Item 3—Key Information—Risk Factors—Company Risk Factors—Holders of our class B shares or ADSs may have limited influence over the management of the Company".

        As far as the Company is aware, it is neither directly nor indirectly owned or controlled by another corporation or any government, and there are no arrangements in place the operation of which may result in a change in its control. However, Invik may be deemed to control MTG, given the size of its holding of MTG Shares and other relationships described below. There are no agreements in place that would have the effect of causing a change of control of the Company in the future. Except as set forth below, the Company is not aware of any persons who own more than 10 percent of the MTG Shares.

        The MTG shares are divided between class A and class B shares. One MTG class A share entitles the holder to ten votes. One MTG class B share entitles the holder to one vote. The MTG class A and class B shares are equally entitled to any dividend distributed by the Company.

        Based on the share ownership as of December 31, 2002 as reported by VPC, the number of outstanding shares held by the major shareholders of MTG, and the percentage of total shares of MTG and voting rights held by each such shareholder are as follows:

Shareholders

SHAREHOLDER	Number of Owned MTG A SHARES	Percentage of MTG A SHARES	Number of Owned MTG B SHARES	Percentage of MTG B SHARES	TOTAL CAPITAL (percentage of overall capital)	VOTING POWER (percentage of outstanding votes)
Invik & Co. AB(2)	6,181,249	39.8%	—	—	9.3%	30.0%
Industriförvaltnings AB Kinnevik including subsidiaries(3)	3,529,637	22.7%	1,418,081	2.8%	7.5%	17.8%
Emesco AB(1)	3,328,845	21.4%	—	—	5.0%	16.1%
The Estate of Jan H. Stenbeck(2)	1,526,000	9.8%	—	—	2.3%	7.4%
SEB	—	—	4,499,831	8.9%	6.8%	2.2%
Handelsbanken	124,165	0.8%	2,282,277	4.5%	3.6%	1.7%
4:e AP-Fonden	—	—	3,285,000	6.5%	4.9%	1.6%
Robur	—	—	2,772,340	5.5%	4.2%	1.3%
Bankers Trust	—	—	2,284,860	4.5%	3.4%	1.1%
Hugo Stenbeck Foundation	199,530	1.3%	—	0.0%	0.3%	1.0%
2:a AP-Fonden	—	—	1,963,509	3.9%	3.0%	1.0%
State Street Bank and Trust Co.	—	—	1,672,965	3.3%	2.5%	0.8%
Länsförsäkringar	118,060	0.8%	423,291	0.8%	0.8%	0.8%
Nordea	41,675	0.3%	1,088,668	2.1%	1.7%	0.7%
Morgan Stanley & Co	—	—	1,371,729	2.7%	2.1%	0.7%
Chase Manhattan Bank	—	—	1,296,156	2.6%	2.0%	0.6%
3:e AP-Fonden	—	—	1,272,928	2.5%	1.9%	0.6%
von Horn Family	90,000	0.6%	257,194	0.5%	0.5%	0.6%
Boston Safe Deposit and Trust Co	—	—	961,832	1.9%	1.4%	0.5%
Skandia	—	—	886,383	1.7%	1.3%	0.4%
Total represented	15,139,161	97.4%	27,737,044	54.6%	64.6%	86.8%
Others	406,460	2.6%	23,092,491	45.4%	35.4%	13.2%

Total	15,545,621	100.0%	50,829,535	100.0%	100.0%	100.0%

1)
The estate of Märtha Stenbeck, Jan H. Stenbeck's deceased mother, was the previous owner of Emesco AB. Following the distribution of the estate, the majority owner of Emesco AB has been a charitable irrevocable trust established under the laws of Liechtenstein. The trustees (persons unrelated to Jan H. Stenbeck) have full voting and investment power with respect to the shares.

2)
Mr. Stenbeck was the Chairman of the Board of Directors of Invik. The estate of Mr. Stenbeck is currently in probate (or the equvalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct and indirect shareholdings in Invik. Consequently, the estate of Mr. Stenbeck could, in the aggregate, be deemed under the U.S. federal securities laws to control Invik and to share the power to direct the voting of MTG Shares held by Invik. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve.

3)
Mr. Stenbeck was the Chairman of the Board of Directors of Kinnevik. The estate of Mr. Stenbeck is currently in probate (or the equvalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct or indirect shareholdings in Kinnevik that are greater than those of any other shareholder. Consequently, the estate of Mr. Stenbeck could, in the aggregate, be deemed under the U.S. federal securities laws to control Kinnevik and to share the power to direct the voting of MTG Shares held by Kinnevik. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve.

        Based on the share ownership as of December 31, 2001 as reported by VPC, the number of outstanding shares held by the major shareholders of MTG, and the percentage of total shares of MTG and voting rights held by each such shareholder are as follows:

Shareholders

SHAREHOLDER	Number of Owned MTG A SHARES	Percentage of MTG A SHARES	Number of Owned MTG B SHARES	Percentage of MTG B SHARES	TOTAL CAPITAL (percentage of overall capital)	VOTING POWER (percentage of outstanding votes)
Invik & Co. AB	6,381,249	41.0	—	—	9.6	30.9
Industriförvaltnings AB Kinnevik including subsidiaries	3,329,637	21.4	2,225,081	4.4	8.4	17.2
Emesco AB(1)	2,424,345	15.6	—	—	3.7	11.8
Jan H. Stenbeck	1,526,000	9.8	—	—	2.3	7.4
Förvaltnings AB Confidentia	904,500	5.8	—	—	1.4	4.4
SEB	—	—	4,294,494	8.4	6.5	2.1
Robur	—	—	3,190,050	6.3	4.8	1.5
Bankers Trust Company U.S.	—	—	2,311,907	4.5	3.5	1.1
Svenska Handelsbanken	124,050	0.8	931,300	1.8	1.6	1.1
Hugo Stenbecks Foundation	199,530	1.3	—	—	0.3	1.0
Länsförsäkringar	122,000	0.8	675,135	1.3	1.2	0.9
Fjärde AP-Fonden	—	—	1,707,450	2.4	2.6	0.8
von Horn Family	129,950	0.8	291,102	0.6	0.6	0.8
Nordea	—	—	3,252,295	6.4	4.9	0.6
Chase Manhattan Bank	1,887	*	1,311,324	2.6	2.0	0.6
Bank of New York	—	—	1,254,485	2.5	1.9	0.6
State Street Bank and Trust Co.	—	—	1,244,346	2.4	1.9	0.6
Andra AP-Fonden	—	—	1,228,225	2.4	1.9	0.6
Banco Fonder	—	—	1,140,441	2.2	1.7	0.6
Tredje AP-Fonden	—	—	1,028,428	2.0	1.5	0.5
Total represented	15,143,148	97.4	26,086,063	51.3	60.5	86.9
Others	402,473	2.6	24,743,472	48.7	39.5	13.1

Total	15,545,621	100	50,829,535	100	100	100

*
Less than .01 percent interest.

(1)
The estate of Märtha Stenbeck, Jan H. Stenbeck's deceased mother, was the previous owner of Emesco AB. Following the distribution of the estate, the majority owner of Emesco AB has been a charitable irrevocable trust established under the laws of Liechtenstein. The trustees (persons unrelated to Jan H. Stenbeck) have full voting and investment power with respect to the shares.

(2)
At December 31, 2001, 1,131,000 MTG A Shares and 20 MTG B Shares were owned directly by MTG's Directors and officers, (including Jan H. Stenbeck) together. In addition, members of MTGI held options to acquire approximately 1 percent of the outstanding MTG Shares as of December 31, 2001.

        Based on the share ownership as of December 31, 2000 as reported by VPC, the number of outstanding shares held by the major shareholders of MTG, and the percentage of total shares of MTG and voting rights held by each such shareholder are as follows:

SHAREHOLDER	Number of Owned MTG A SHARES	Percentage of MTG A SHARES	Number of Owned MTG B SHARES	Percentage of MTG B SHARES	TOTAL CAPITAL (percentage of overall capital)	VOTING POWER (percentage of outstanding votes)
Invik & Co. AB	6,381,249	31.1	—	—	9.6	25.4
Industriförvaltnings AB Kinnevik including subsidiaries	5,120,570	24.94	1,031,125	2.25	9.3	20.8
Emesco AB(1)	2,424,345	11.81	—	—	3.7	9.7
Jan H. Stenbeck	1,526,000	7.43	—	—	2.3	6.1
Förvaltnings AB Confidentia	904,500	4.40	—	—	1.4	3.6
Klingspor Family	614,116	2.99	65,967.14		1.0	2.5
Franklin Mutual Series Fund	382,050	1.86	1,546,058	3.37	2.9	2.1
SEB Fonder	—	—	4,654,825	10.15	7.0	1.9
Chase Manhattan Bank	302,260	1.47	1,275,455	2.78	2.4	1.7
Alfred Berg Fondkommision	418,638	2.04	2,720.01		0.6	1.7
von Horn Family	388,847	1.89	45,876.10		0.7	1.6
Korsnäs AB:s Sociala Fond	329,219	1.60	64	0.0	0.5	1.3
SHB Fonder	124,050.60		1,752,600	3.82	2.8	1.2
Bankers Trust	—	—	2,595,311	5.66	3.9	1.0
Nordea Fonder	—	—	2,564,100	5.59	3.9	1.0
State Street Bank and Trust Co	102,219.50		1,047,148	2.28	1.7	0.8
Hugo Stenbecks Stiftelse	199,530.97		—	—	0.3	0.8
Bank of New York	—	—	1,838,255	4.01	2.8	0.7
Länsförsäkringar	122,000.59		227,183.50		0.5	0.6
Banco Fonder	—	—	1,308,939	2.86	2.0	0.5
Total represented	19,339,593	94.18	19,955,626	43.53	59.3	85.0
Others	1,194,680	5.82	25,885,257	56.47	40.7	15.0

Total	20,534,273	100	45,840,883	100	100.0	100.0

(1)
The estate of Märtha Stenbeck, Jan H. Stenbeck's deceased mother, was the previous owner of Emesco AB. Following the distribution of the estate, the majority owner of Emesco AB has been a charitable irrevocable trust established under the laws of Liechtenstein, Sapere Aude Trust reg. The trustees (persons unrelated to Jan H. Stenbeck) have full voting and investment power with respect to the shares.

(2)
At December 31, 2000, 1,526,000 MTG A Shares and 20 MTG B Shares were owned directly by MTG's Directors and officers, (including Jan H. Stenbeck) together. In addition, members of the MTG management held options to acquire 2.7 percent of the outstanding MTG Shares as of December 31, 2000.

Persons owning more than 5 percent of a class of MTG's shares as of December 31, 2002

	(Beneficial Ownership)
Name of Beneficial Owner or Group	Shares	Percentage Owned
Invik & Co. AB	6,181,249 MTG A Shares	39.8
Kinnevik	3,529,637 MTG A Shares	22.7
	1,418,081 MTG B Shares	7.5
Emesco AB	3,328,845 MTG A Shares	21.4
Estate of Jan H. Stenbeck	1,526,000 MTG A Shares	9.8
SEB Fonder	4,499,831 MTG B Shares	6.8

        As of December 31, 2002 there were according to the Swedish VPC system approximately 1,717 accounts on register of MTG A Shares, of which 9 were registered in the United States, and there were approximately 22,221 accounts on register of MTG B Shares (excluding MTG B Shares that are represented by ADSs), of which 103 were registered in the United States. As of December 31, 2002, there were 15,545,621 outstanding MTG A Shares, of which 1,346 were held in the United States, and there were 50,829,535 outstanding MTG B Shares, of which 7,172,179 were held in the United States.

        As of February 5, 2003, there were 2 accounts on register for the ADSs evidenced by ADRs, and there were approximately 72 accounts that are beneficially held through the Depositary Trust Company ("DTC") in New York, and registered in the name of DTC. Of the accounts held by DTC, 61 are accounts in the United States. As of February 5, 2003, there were 104,527 outstanding ADSs evidenced by ADRs, of which 95,301 are held in the United States. An ADS, which is evidenced by an ADR, represents one MTG B Share and is listed on the Nasdaq National Market. See "Item 9—The Offer and Listing—Markets".

  Related party transactions

Related party	Nature of relationship
Förvaltnings AB Kinnevik ("Kinnevik")	MTG was until 1997 a subsidiary of Kinnevik. Kinnevik has an equity ownership in MTG amounting to 6 percent of the share capital. The estate of Mr. Jan H. Stenbeck has substantial direct or indirect shareholdings that are greater than those of any other shareholder.
Tele2 AB ("Tele2")
Prior to its demerger effective January 1, 1996, Tele2 (formerly NetCom) was a wholly owned subsidiary of Kinnevik. Subsequent to the demerger the Kinnevik holds shares in this former wholly-owned. The estate of Mr. Jan H. Stenbeck has substantial direct or indirect shareholdings that are greater than those of any other shareholder.
Invik & Co. AB ("Invik")	The estate of Mr. Jan H. Stenbeck has substantial direct or indirect shareholdings in Invik.
Millicom International Cellular S.A. ("MIC")	MIC is an associated company to Kinnevik. The estate of Mr. Jan H. Stenbeck has substantial direct or indirect shareholdings that are greater than those of any other shareholder.
Metro International S.A. ("Metro")
In August 2000, MTG spun-off Metro International S.A. to its shareholders, whereby Kinnevik received shares in Metro. MTG held as of December 31, 2001 shares and convertible notes in Metro. The estate of Mr Jan H. Stenbeck has substantial direct or indirect shareholdings of Metro that are greater than those of any other shareholder.
Transcom WorldWide S.A. ("Transcom")
On January 8, 2001, Kinnevik acquired the outstanding 49.9 percent of the shares in Transcom from SEC and Great Universal Inc. Transcom was from that date a wholly owned subsidiary until all its shares were distributed to Kinneviks' shareholders on September 4, 2001. The demerger was effective from January 1, 2001, from which date Transcom is no longer included in the Kinnevik's consolidated financial statements. Prior to the demerger Kinnevik agreed to purchase up to euro 27.5 million aggregate principal amount of convertible debentures of Transcom. The convertible debentures are convertible into a maximum of 7,790,369 A shares, representing 19.6 percent of the total voting rights of Transcom on a fully diluted basis. The estate of Mr. Jan H. Stenbeck has substantial direct or indirect shareholdings that are greater than those of any other shareholder.
Victory Challenge AB	Victory Challenge AB is a related party since it was controlled by the former chairman, Mr. Jan Stenbeck.

        Mr. Jan H. Stenbeck, was the former Chairman of the Board of MTG, Kinnevik, Invik, Millicom, Tele2, Transcom and Metro. The estate of Mr. Stenbeck is currently in probate (or the equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct and indirect shareholdings in each of MTG, Kinnevik and Metro that are greater than those of any other shareholder. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve. Summaries of significant transactions with companies related by shareholding interests of Mr. Stenbeck and other related parties are set out below.

        The total revenues, costs, accounts receivable, other short term receivable, accounts payable and other short term liabilities to related parties for the years ending December 31, 2000, 2001 and 2002 are set out below:

Revenues	2002	2001	2000
Invik Group	0.1	3.0	—
Transcom	0.0	—	—
Kinnevik Group	2.5	1.6	10.7
Tele2 Group	100.1	154.8	3.0
Metro Group	40.4	3.2	—
Other related companies	11.2	0.3	—

Total revenues	154.3	163.0	13.7

Costs	2002	2001	2000
Invik Group	3.4	6.7	2.4
Transcom	126.1	134.7	218.4
Kinnevik Group	94.0	61.7	122.0
Tele2 Group	22.5	22.4	15.0
Metro Group	35.9	15.6	—
Other related companies	26.0	12.1	3.0

Total costs	307.9	253.1	360.8

Accounts receivable	2002	2001	2000
Invik Group	1.2	2.0	0.4
Transcom	0.2	3.4	0.4
Kinnevik Group	1.4	2.5	3.2
Tele2 Group	18.3	27.6	39.6
Metro Group	42.6	21.1	4.1
Other related companies	0.3	0.8	0.1

Total Accounts receivable	63.9	57.5	47.7

Other short term receivables	2002	2001	2000
Invik Group	—	39.3	—
Kinnevik Group	0.2	5.8	0.1
Tele2 Group	3.0	6.8	—
Metro Group	14.5	8.4	—

Total short term receivables	17.7	60.3	0.1

Accounts payable	2002	2001	2000
Invik Group	1.0	8.1	0.6
Transcom	19.4	15.1	17.7
Kinnevik Group	12.2	22.6	32.1
Tele2 Group	21.0	17.8	30.1
Metro Group	11.4	3.6	0.5
Other related companies	3.0	7.7	0.6

Total Accounts payable	68.0	74.8	81.6

Other short term liabilities	2002	2001	2000
Kinnevik Group	2.5	0.2	0.3
Tele2 Group	3.0	3.7	1.3
Metro Group	4.0	—	—

Total short term liabilities	9.5	3.9	1.5

Description of transactions with related parties

Kinnevik

        Prior to the MTG Demerger, all of the MTG Shares were owned by Kinnevik. Kinnevik Group companies had, prior to the MTG Demerger, provided financial and other support to the MTG Group in the form of loans, guarantees and similar undertakings in relation to the MTG Group's different project financings and other commitments. The Company has caused the existing guarantees and other financial commitments made by Kinnevik on behalf of the MTG Group to be assumed by MTG over time. MTG has been substituted for Kinnevik as a party to any contract or commitment to which Kinnevik was originally a party, on behalf of or for the benefit of the MTG Group. The outstanding amount of these commitments as of December 31, 2002, was SEK 7 million.

        The TV1000 Option enabled MTG to purchase TV1000 from Kinnevik for the market value of TV1000 as determined at the time of exercise of such option by Kinnevik and MTG. The method of determining the market value was not specified in the TV1000 Option. In March 2000, MTG exercised the TV1000 Option and acquired the assets and liabilities of TV1000. The purchase price was agreed at SEK 900 million, based on a valuation report prepared by an investment bank related to Kinnevik and MTG, and was paid in the form of 422,297 MTG A Shares and 1,266,892 MTG B Shares which were issued by MTG on May 25, 2000. The fair market value of these shares, approximately SEK 900 million, was calculated as the average closing price for the applicable shares over the 15 trading days preceding the option exercise date. The value of these newly issued shares corresponds to the agreed purchase price. During the years 1997 to 1999, MTG had contributed in total SEK 256 million to Kinnevik in order to cover the losses incurred by TV1000, in accordance with the terms of the option agreement, which were reported in the consolidated income statement of MTG as expensed option premium costs. The total of the purchase price paid for TV1000 in the form of new MTG shares, SEK 900 million, and the option premium costs is SEK 1,156 million.

        Kinnevik's subsidiaries' sales to MTG after the demerger principally relates to sales commission, programming, customer care services and financial administrative services; SEK 122 million in 2000 and SEK 43 million in 2001. In 2002, MTG accounted for commissions amounted to SEK 32 million, and after the sale of the assets and liabilities of the business of Modern Services, MTG had expenses for debt collection and financial services of SEK 41 million. During 2001, a subsidiary of Kinnevik, Bison Air, charged MTG approximately SEK 1 million for travel expenses and in 2002 charged SEK 2 million for such expenses. The MTG group's sales revenue from Kinnevik group companies was SEK 11 million in 2000, SEK 37 million in 2001 and SEK 2 million in 2002. In the figure for 2001, non-recurring expenses totalling SEK 22 million relating to MTG's sale of the business of Modern Services are not included.

        In December 2002, MTG acquired part of CIS Credit International Services, a company providing administrative financial services, from Kinnevik.

        AirTime Sweden operated the sale of advertising time to advertisers on behalf of certain of the MTG Group's broadcasting and radio unit enterprises. In 2001, the MTG Group paid commissions to AirTime Sweden amounting to SEK 45.6 million for such sales and during 2002 SEK 32 million. In September 2002, the operations of AirTime was sold to MTG and are now operated by MTG Radio Sales AB. The purchase price was SEK 14 million, corresponding to the book value.

        In addition, Kinnevik granted the MIC Option as of December 31, 1996 to MTG in respect of 1,550,000 shares of MIC as part of the recapitalization of MTG. MTG paid SEK 100,000 to Kinnevik as consideration for granting the MIC Option. In May 1998, MTG sold approximately 12 percent of the MIC Option to Invik to finance the increase of its interest in Finanstidningen to 96.7 percent for SEK 50 million, the then market price (MTG acquired the remaining 3.3 percent in 1999). MTG no longer holds the MIC Option following the Metro Demerger in August, 2000.

        In response to a review by the Swedish Radio and TV Authority of the control of licenses, MTG was forced to restructure its holdings of radio licenses in 1998. As of December 31, 2001, each of MTG and two related companies, Invik and Kinnevik, hold one third of 14 partnerships each of which holds one radio license. In January 2002, MTG, Invik and Kinnevik, acquired one third each of two partnerships, each of which holds one radio license.

        Kinnevik received, as of August 31, 1997, SEK 424 million in aggregate nominal value of MTG Convertible Debentures in advance of the MTG Demerger in exchange for a similar amount of net MTG indebtedness. The MTG Convertible Debentures bore interest at the rate of 3 percent per annum and had a scheduled maturity date of December 30, 2000. The conversion price of the MTG Convertible Debentures was SEK 85 per MTG A Share. The MTG Convertible Debentures were convertible into 4,988,235 MTG A Shares, representing 8 percent of MTG's share capital (20 percent of total voting rights of MTG) on a fully diluted basis. In February 2000, Kinnevik sold such principal amount of the MTG Convertible Debentures as were convertible into 420,462 MTG A Shares to Invik, a related company. Invik converted these MTG Convertible Debentures into MTG A Shares in March 2000. Kinnevik converted the remaining MTG Convertible Debentures into MTG A Shares in May 2000.

Invik

        MTG's treasury function is performed by Invik for a fee determined on terms the Company believes are equivalent to those that would be determined on an arm's-length basis. The Company paid Invik fees with respect to such treasury function in the amounts of SEK 2.4 million plus expenses for each of 2000, 2001 and 2002. In addition Invik received fees for the rent of a production office of SEK 2.3 million in 2002. In addition the Company pays certain fees for additional financial services performed on project basis.

        During 2001 and 2002, the Company has used the services of Moderna Försäkringar, a subsidiary of Invik, when insuring the MTG Group. The terms are equivalent to those which would be negotiated in an arm's-lenth transaction.

Metro

        In October 2001, MTG participated in the Metro private placement by acquiring 263,862 Metro A Shares and 3,267,142 Metro B Shares for approximately SEK 84 million.

        In May 2002, MTG invested in a convertible bond issue by Metro by transferring 1,000,000 TV4 A Shares to Metro in exchange for convertible notes. The principal of the convertible notes is $20 million and have a five year yield to maturity in 2007. The notes are convertible into Metro B shares at a price of $2.01 per share. The convertible notes have an annual coupon of 6.25 percent and are issued and redeemed at 100 percent.

        During 2001, the Company purchased advertising from Metro amounting to SEK 11.1 million and sold advertising to Metro companies for SEK 3.2 million, excluding interest on the convertible debenture notes and the $23.5 million loan. In addition MTG charged Metro SEK 15 million for expenses incurred by MTG on behalf of Metro. As of December 31, 2001, MTG had outstanding guarantees on behalf of Metro amounting to SEK 5.8 million, which gradually will be phased out. At December 31, 2002 the guarantees on behalf of Metro amounted to SEK 1.4 million.

Millicom

        MTG's internal auditing function is performed by SISF, which is owned by Millicom. During 2002, MTG paid SISF fees totaling SEK 5 million, during 2001 fees totalling SEK 3 million to SISF and during 2000, MTG paid SISF fees totaling SEK 2 million, which the Company believes is equivalent to the fee that would be determined on an arm's-length basis.

        Millicom also rents office space to MTG companies in New York. During 2002, MTG paid office rents amounting to SEK 3 million and during 2001, MTG paid office rents amounting to SEK 9.1 million to Millicom. In addition, MTG purchases certain consultancy services from Millicom.

Transcom

        Transcom WorldWide S.A., provides customer service functions for certain MTG Companies in exchange for service fees on terms that the Company believes are equivalent to those determined on an arm's-length basis. The Company paid Transcom WorldWide S.A. service fees in the amount of SEK 135 million for 2001 and for 2002 SEK 126 million.

Tele2

        Pursuant to agreements reached in 1996 with Kabelvision, Finvision and SCD Invest, related cable and SMATV companies owned by Tele2 and/or Kinnevik, MTG agreed to pay Kabelvision a capped fee to compensate Kabelvision for lost subscriber revenues in connection with Kabelvision's agreement to provide TV3 Sweden at no cost to the households connected to its networks. MTG believes the fee in connection with this is substantially equivalent to what would have been negotiated in an arm's-length transaction. Part of the fee consisted of advertising slots for Kabelvision on TV3 Sweden. Viasat has in the past provided customer service and administrative services in connection with the program services that it distributes. Viasat had the power to acquire programming on behalf of Tele2. Tele2 retained responsibility for agreements with property owners regarding the establishment and operation of its networks, and also remained responsible for the development, maintenance and operation of its networks. The Company believes that the financial terms for this arrangement with Tele2 are equivalent to those which would be negotiated in an arm's-length transaction. Tele2 and Viasat terminated this agreement in May 2000 with retroactive effect from January 2000.

        The Viasat channels in Sweden are distributed through Tele2's cable net, Kabelvision, and the related company Finvision. The Company believes that the terms are equivalent to those which would be negotiated in an arm's-lenth transaction.

        E-commerce Logistics ("ECL"), a company within MTG TV-Shop, invoiced SEC S.A. a subsidiary of Tele2 a total of SEK 105 million during 2001 and SEK 79 million during 2002 for services related to shipping and logistic services performed by ECL.

Other related parties

        MTG's investor relations function is performed by Shared Value Ltd. During 2002, MTG paid investor relation fees amounting to SEK 6 million and during 2001, MTG paid investor relation fees totalling SEK 6.2 million to Shared value. MTG believes that the fee is equivalent to the fee that would be determined on an arm's-length basis. In addition, MTG purchased certain other consultancy services from Shared Value during 2002.

        Applied Value Corp., a consultancy company, perfomed strategic consultancy work for MTG during 2001 and 2002. MTG paid Applied Value fees in the amount of SEK 8.5 million during 2001 and SEK 5 million during 2002.

        During 2001 and 2002, head-hunting services for MTG were performed by Search Value Partners Ltd.. During 2001 a total of SEK 3.4 million was paid in fees to Search Value on terms equivalent to those determined on an arm's-length basis. During 2002 a total of SEK 6.5 million was paid in fees.

        For the year 2002, the Chairman of the Board and companies owned by him were entitled to receive consultancy fees of U.S.$ 240,000 based on a decision by the Board of Directors.

        During 2001, MTG used the services of XSource Corp., for consulting services. The fees paid to Xsource Corp. amounted to approximately SEK 6.7 million during 2001 and during 2002 SEK 6.2 million.

        Victory Challenge AB is a related party since it was controlled by the former chairman, Mr. Jan Stenbeck. Metro has participated in the sponsoring of the Victory Challenge boat, a participant in the 2002/2003 Americas Cup. During 2002, the Company paid SEK 30 million to Victory Challenge.

MTG Option Programs

        In 1996, Kinnevik granted to MTG Intressenter AB ("MTGI"), a company owned by Kinnevik and certain MTG executive officers, an option to acquire shares corresponding to 5 percent of the outstanding share capital of the Company from Kinnevik at the time of the grant of the option (the "MTGI option"). The term of the option is seven years and its purchase price is SEK 5 million. In 1999, MTGI exercised part of the MTGI option and acquired shares corresponding to 1 percent of the share capital of the Company from Kinnevik.

        In 2000, MTGI also exercised a part of the MTGI option and acquired 596,977 shares of the Company from Kinnevik, and in 2001, MTGI exercised a part of the MTGI option and acquired an additional 596,977 shares of the Company from Kinnevik

        As of December 31, 2002, following certain dilutive events, the MTGI option entitles its holder to acquire approximately 1.8 percent of the share capital of the Company from Kinnevik. MTGI owned as of December 31, 2002, 835,768 MTG B shares.

        Since the options have been issued by Kinnevik rather than the Company, their exercise would not have a dilutive effect on the share capital of the Company.

        On February 16, 2001, an Extraordinary General Meeting of MTG approved a new option program. Pursuant to the terms of the new option program, options in respect of 2,052,840 MTG B shares (3 percent of the outstanding share capital of the Company) were authorized to be granted. Approximately eighty percent of the options were to be granted to MTG management and to certain key employees as incentive compensation, and the remaining approximately 20 percent of the options were granted to the fully owned MTG subsidiary, MTG Holding AB. It is expected that the MTG subsidiary would then sell the options and use the proceeds to cover the Company's social security expenses and other administrative expenses connected with the option program. The exercise price of the options granted to date is SEK 294.50 per share, and each option expires six years after the date of grant.

        On May 17, 2001, the shareholders at the Annual General Meeting of MTG approved an extention of authorization of the granting of options under the new option program. The authorization was extended until the next Annual General Meeting of MTG.

        As of December 31, 2001, 1,802,354 options, including options to MTG Holding AB had been granted. As of December 31, 2002, in total 1,561,424 options have been granted to senior executives and key personnel.

        The shareholders of MTG approved at the Annual General Meetings in 2001 and 2002 an extension of authorization of the granting of options under the new option program. The authorization was extended until the next Annual General Meeting of MTG which was held on May 15, 2003. The authorization expired at this meeting.

        As of December 31, 2002, a total of 1,561,424 options to acquire MTG B shares had been granted to MTG management and key employees, and 436,298 options had been granted to MTG Holding AB as a hedge for the social service expenses.

ITEM 8—FINANCIAL INFORMATION

LEGAL PROCEEDINGS

        The Company is involved in litigation with a collecting society in Sweden regarding copyright fees paid in connection with music works broadcast in TV3. The results of litigation are always uncertain, however, the Company does not believe that the ultimate resolution of this matter, after considering amounts reserved for such matters, will have a material effect on the financial position, results of operations or cash flows of the MTG Group. Litigation is pending between the Swedish Performing Rights Society ("STIM") and TV3 on the matter of compensation for music played on TV3 after June 1993; a prior suit between STIM and TV3 concerning music played from January 1991 to June 1993 was resolved in 1997. On June 5, 1998, STIM filed another claim with the District Court in Stockholm for fees relating to the period from July 1993 through December 1997. During 2001, STIM filed additional claims for the year 1998. A hearing in the STIM case is expected to take place in September 2003. Provisions have been made corresponding to the expected final decision. The Company now pays an on account monthly fee to STIM.

        In Norway, the Company was involved in a similar dispute brought by the Norwegian collection society, (TONO), which was resolved in 2000 in a court ruling whereby the Company had to pay NOK 20 million in fees. Negotiations are ongoing with TONO and NORWACO (both Norwegian collecting societies) in relation to the retransmission of channels in Norway since that time.

        Negotiations are ongoing with the Performing Rights Society (the "PRS") in the United Kingdom in respect of the broadcast of musical works to DTH viewers.

        As of December 31, 2002, accrued costs for the various disputes brought by the rights collection service societies was SEK 143 million.

        In Denmark, Viasat was involved in a dispute with Copy-Dan, which had instituted legal proceedings against our cable operators in Denmark on the grounds that they had not cleared the cable retransmission rights during the period from 1998 to 2000. A settlement was reached during the fall of 2002, whereby the parties agreed on a lump sum payment for the years from 1998 to 2002 and a fee until December 2003 after which negotiations between the parties will determine the fee structure.

        The Company has been involved in an arbitration with two former employees regarding options on the Company's shareholding in Metro at the time when Metro was a subsidiary of MTG. The arbitration panel ruled in favor of the Company but one of the former employees has appeald the ruling.

        Various MTG Companies are parties to non-material litigation including, among other things, a number of complaints filed with the Swedish Consumer Agency incidental to the normal conduct of their respective businesses. The Company does not believe that liabilities related to these proceedings, in the aggregate, are likely to have a material adverse effect on the financial position of the MTG Group.

SUBSEQUENT EVENTS

        In January 2003, MTG closed down Finans Vision and merged the remaining operations into Modern Studios.

        In March 2003, the Russian Press Ministry renewed DTV's terrestrial broadcasting licence in Russia, following a tender process.

        In May 2003, MTG secured a further SEK 800 million in new financing through the New Multi-Currency Facility.

        On June 10, 2003 MTG agreed to participate in a debt-for-equity swap in Metro. At the same time MTG converted the currency denomination of the loans and convertibles to Swedish kronor. As part of the debt-to-equity swap in Metro, MTG will receive 51.1 million new Metro class A shares and 93.6 million new Metro class B shares at a price of SEK 3.75 per share in exchange for the retirement of SEK 542 million of interest-bearing loans to Metro, including interest accrued up to May 31, 2003. No interest will be charged on the loans to Metro for the period between May 31, 2003 and the completion of the transaction.

        In June 2003, we acquired the remaining 16 percent of the shares in TV3 Lithuania for approximately SEK 4.5 million. In June 2003, we also acquired the remaining 40 percent of the SDI Media operations in Hong Kong.

        On June 27, 2003, P4 Hele Norge ASA was granted the P5 license for a period of 10 years.

        Other than these transactions and other than as disclosed in this annual report, no significant change has occurred since the date of our most recent audited financial statements.

DIVIDENDS AND DIVIDEND POLICY

        MTG did not pay any cash dividends in respect of the years ended December 31, 2000, 2001 or 2002 and does not expect to pay any cash dividends in the foreseeable future. MTG currently intends to use all of its liquid funds and earnings to meet the MTG Group's projected capital and other expenditure requirements and to settle or refinance the MTG Group's projected liabilities as they fall due. Dividends in respect of a fiscal year, if proposed by the Board of Directors and if approved by MTG's shareholders at the Annual General Meeting after the end of such fiscal year, will be payable following the receipt of such approval.

        Under Swedish law, dividends generally may not be paid in respect of a financial year as to which audited financial statements have not been adopted by the Annual General Meeting of shareholders. Dividends may not, except in limited circumstances, exceed the amount recommended by the Board of Directors and may only be paid from funds available for dividends. Under the Swedish Companies Act, dividends to shareholders may not exceed the amount which, according to a company's balance sheet adopted for the most recent financial year and in respect of parent companies which must prepare consolidated financial statements the consolidated balance sheet adopted for the most recent financial year, is the equivalent of the sum of a company's or the group's net profits for such year, profit brought forward and non-restricted reserves less the sum of: (1) losses brought forward; (2) the amount which, pursuant to law or the articles of association of the company, is to be allocated to restricted equity or the amount which, according to the annual reports submitted by the group entities, is to be transferred from non-restricted equity to restricted equity; and (3) the amount which, according to the articles of association of the company, shall otherwise be used for a purpose other than for dividends to its shareholders. In addition, dividends should not be declared to the extent that the payment of such dividends would be contrary to generally accepted business practice in light of the Company's capital structure, liquidity or financial position. See "Item 10—Additional Information—Articles of Incorporation—Dividends".

ITEM 9—THE OFFER AND LISTING

MARKETS

        The Company's ADSs are listed on Nasdaq under the symbol "MTGNY". The MTG A and MTG B Shares are listed on the O-list of the Stockholmsbörsen under the symbol "MTGA" and "MTGB".

        The Stockholmsbörsen is an authorized stock exchange in accordance with the Swedish Securities Exchange and Clearing Operations Act of 1992 and is subject to regulation and supervision by the Swedish Financial Supervisory Authority. The Swedish Securities Exchange and Clearing Operations Act provides for the regulation and supervision of the Swedish securities markets and market participants, and the Swedish Financial Supervisory Authority implements such regulation and supervision.

        The regulatory system governing trading on and off the Stockholmsbörsen is intended to achieve transparency and equality of treatment for investors. All trades on the Stockholmsbörsen are made through SAXESS, which records information as to the banks and brokers involved, the number of shares and the price and the time of the transaction. Each bank or broker is required to maintain records indicating trades carried out as agent or, in the case of banks, as principal. All trades off the Stockholmsbörsen by or through members of the Stockholmsbörsen must also be reported to the Stockholmsbörsen within five minutes of such trade, although trades after official trading hours are to be reported no later than fifteen minutes prior to the opening on the next trading day. All trading information reported on the Stockholmsbörsen is publicly available. The Stockholmsbörsen also maintains a Market Supervision Unit that reviews trading during the day on a "real time" basis.

        Stockholmsbörsen is part of the NOREX Alliance, which also includes the Copenhagen Stock Exchange, Iceland Stock Exchange and Oslo Börs. Trading on the NOREX exchanges is carried out in the electronic trading system SAXESS, which is an order-based system in which orders are automatically matched to a trade when price and volume match. The trading is decentralized, which means that member firms are connected to the system and trade from their respective home offices, inside and outside the Nordic countries. In June 2003 Stockholmsbörsen merged with the Helsinki Stock Exchange.

        Shares traded on the Stockholmsbörsen comprise shares quoted on two different lists: the A-list and the O-list. The O-list is primarily intended for smaller companies, companies with a short operating history and companies intending to be listed on the A-list in the future but which temporarily do not satisfy the requirements for such listing. There are different listing requirements for the two lists as regards, among other things, track record, estimated market capitalization value and number of shareholders. The requirements for a listing on the O-list include that a company have at least 500 shareholders, each of whom holds shares of an amount of SEK 10,000 and an ownership structure under which at least 10 percent of the shares and voting rights of the company are held by the general public.

        Trading on the Stockholmsbörsen is mainly conducted on behalf of clients by banks and stock brokerage firms. While banks and stock brokerage firms often are permitted to act as principal in trading on the Stockholmsbörsen, they generally engage in transactions as agent.

        Daily trading in equities on the Stockholmsbörsen are conducted from 9:30 a.m. until 5:30 p.m.(Stockholm time) on trading days. Daily trading on the Stockholmsbörsen begins at 9:30 a.m. (Stockholm time) at an opening price determined by the Stockholm Automated exchange ("SAXESS"), a computerized order-matching system, based on orders entered by Stockholmsbörsen members, and continues at prices based on market demand until 5:30 p.m. (Stockholm time) (in the case of dealing in equities and derivatives). "Buy" and "sell" orders are registered on the system in round lots and odd lots are matched separately at the last price for round lots.

        The Stockholmsbörsen is a fully electronic marketplace. Member firms of the Stockholmsbörsen are able to operate from an optional geographic location via advanced data communications. The brokers' representatives are able to trade via work stations that have been developed by the Stockholmsbörsen or via their own electronic data processing systems which are linked to SAXESS. In addition to official trading on the Stockholmsbörsen, there is also trading off the Stockholmsbörsen during and after official trading hours. Trades during official trading hours in excess of 20 round lots can be effected off the Stockholmsbörsen if the transaction price lies within the spread then appearing on SAXESS for the relevant security. Trades in excess of 250 round lots, may, however, be effected off the Stockholmsbörsen without regard to such spread.

        In addition to official trading on the Stockholmsbörsen, there is also trading off the Stockholmsbörsen not only after, but during, official trading hours. Trades during official trading hours in excess of 20 round lots can be effected off the Stockholmsbörsen if the transaction price lies within the spread then appearing on SAXESS, and trades in excess of 250 round lots may be effected off the Stockholmsbörsen without regard to such spread. Trades after official Stockholmsbörsen trading hours must normally be effected at a transaction price that lies within the spread appearing on SAXESS at the time of the latest closing of SAXESS. If there are no orders in SAXESS at such time, the trade may be effected at a price that otherwise reflects the market situation at such time. The members of the Stockholmsbörsen must be able to present reasons for their assessment of the market situation prevailing at the time of the trade. If the market situation changes after the closing of SAXESS, trades may be effected outside the spread, provided that it can be shown that the transaction price reflected the market situation prevailing at the time of the trade.

        ADSs, each represented by five MTG B Shares up until March 8, 2002 and since that date represented by one MTG B Share, are listed on Nasdaq, which is the principal trading market for the MTG B Shares in the United States. The Bank of New York (the "Depositary") was appointed as MTG's depositary bank issuing ADSs pursuant to the Deposit Agreement between the Depositary and MTG dated as of August 29, 1997. ADSs began trading on Nasdaq on September 18, 1997. At February 5, 2003, approximately 0.2 percent of the MTG B Shares were held in the form of ADSs by 2 holders of record and 72 through the DTC.

        The table below sets forth the reported high, low, period-average and period-end quoted closing prices of the MTG B Shares on SBI and the Stockholmsbörsen and ADSs on Nasdaq, respectively. See "Item 3—Key Information—Exchange Rates" regarding applicable exchange rates during the periods indicated below.

	SBI/Stockholmsbörsen O-List(1)				Nasdaq
	High	Low	Period Average	Period End	High	Low	Period Average	Period End
	(SEK per Share)				(U.S.$ per ADS)(3)
1998	123	46.5	87.968	120	80.125	30.25	55.35	80.125
1999	422	109	207	422	265	71.5	127.725	265
2000	600.00	218.50	367.34	250.00	358.50	105.50	210.62	121.00
2001
First quarter	324.00	221.50	283.91	250.00	33.65	24.00	28.75	24.00
Second quarter	311.00	215.00	270.24	245.00	29.00	20.60	24.74	22.50
Third quarter	260.00	160.50	221.01	191.00	24.27	14.55	20.82	16.60
Fourth quarter	258.50	184.00	227.67	231.00	23.10	17.20	20.37	21.80
2002
First quarter	288.50	224.00	246.50	285.00	27.78	21.60	23.44	27.78
Second quarter	276.50	121.50	187.93	122.00	27.00	13.01	19.17	13.45
Third quarter	123.50	66.00	86.19	79.50	13.23	6.51	9.24	9.00
Fourth quarter	110.00	64.50	85.40	71.50	12.39	6.50	9.43	7.97
December 2002	110.00	69.00	89.00	70.50	12.39	7.89	10.10	7.97
January 2003	81.50	66.50	75.31	71.50	8.48	7.53	8.28	8.11
February 2003	70.50	59.00	63.48	60.50	8.11	7.05	7.56	7.50
March 2003	69.00	58.00	62.57	61.50	7.51	7.50	7.50	7.51
April 2003	93.50	60.00	74.33	91.50	11.45	7.4	8.71	10.99
May 2003	106.50	88.00	94.93	106.50	12.80	10.80	11.34	12.56
June 2003 (until June 10)	115.50	105.00	109.92	113.00	15.33	12.56	13.80	14.75

(1)
Until April 30, 1999, MTG Shares were quoted by SBI. On May 3, 1999, the MTG Shares became listed on the O-list of the Stockholmsbörsen.

(2)
MTG completed the Metro Demerger on August 15, 2000.

(3)
The prices for the ADSs on Nasdaq is between 1997 and 2000 in U.S. dollars per ADS and from first quarter 2001 the price stated as if one ADS represented one MTG B share.

Registration Process

        The shares of the Company are registered in, and the register of shareholders of the Company is kept by, VPC AB ("VPC"), which is recognized as an authorized central securities depository under the Swedish Act on Account Keeping of Financial Instruments of 1998 and carries out the duties of registrar for Swedish publicly traded companies.

        VPC keeps a paperless share registration system. Share certificates in the Company will not be issued. Title to shares is ensured only through registration with VPC.

        In accordance with Swedish law and practice and the regulations of VPC:

  a.
  Only one person is normally registered as the holder of a share. Joint holders are not usually recorded on VPC register. Shareholders may be entered on the register in the name of the beneficial owner or in the name of the person designated as nominee (förvaltare) for the beneficial owner. In the latter case a note is made in the register to the effect that the nominee is holding the share(s) in such capacity. Other interests in respect of shares, such as pledges, are also registered.

  b.
  Where the registered holder is a nominee, the nominee receives, for the account of the beneficial owner, dividends and, on capital increases, shares as well as rights in respect of shares such as in relation to a rights issue or a bond issue. Dividends are remitted in a single payment to the nominee who is responsible for the distribution of such dividends to the beneficial owner. A similar procedure is adopted for share issues.

  c.
  Specific authority to act as a nominee must be given by an authorized central securities depository.

  d.
  Upon request by VPC, authorized nominees are required to file a report with VPC with regard to their holding on behalf of a beneficial owner of shares in any company. A list, which may not be more than six months old, containing information with respect to persons who own more than 500 shares in any one company must be open to public inspection at VPC. Such a list must reveal, among other things, the name of the beneficial owner but need not reveal the name of the nominee in whose name the shares have been registered. Further, on request by VPC or, indirectly, the Company, the nominees must disclose to VPC and the Company the names of shareholders who own less than 500 shares.

  e.
  The rights attaching to shares that are eligible for dividends, rights issues or bonus issues accrue to those persons whose names are recorded in the register of shareholders on a particular day (the "record date") and dividends are sent to the address of the persons registered with VPC or, at their direction, to a specific account.

ITEM 10—ADDITIONAL INFORMATION

ARTICLES OF INCORPORATION

        Set forth below is a brief summary of certain significant provisions of the Company's Articles of Association (which is the only constitutional document Swedish companies have). This description does not purport to be complete and is qualified by reference to the Company's Articles of Association, which have been filed as an exhibit to this annual report.

Organization and Register

        The Company is a Swedish public limited liability company registered with the Swedish Patent- and Registration Office. The Company's registration number is 556309-9158.

        The objects and purposes of the company are contained in Section 3 of its Articles of Association (the "Articles"). Swedish companies only have one constitutional document. Section 3 of the Articles provides that the purposes and objects of the company's operations shall be to provide profits to the shareholders; to develop and sell goods and services relating to media, information and communication and other activities compatible therewith; to be able to own and manage real property as well as shares and other chattels and to carry on other activities compatible therewith; and to have the right to provide guarantees or other security for liabilities undertaken by another company within the same group".

Directors

        The Company's Articles of Association do not contain provisions governing (i) the power of directors to vote on matters in which they are materially interested, (ii) the power of directors to vote compensation to themselves or other directors, (iii) borrowing powers exercisable by directors; (iv) retirement or non-retirement of directors under an age limit requirement or (v) the number of shares required for director's qualification.

Shares

        The Company has two classes of shares: MTG A Shares and MTG B Shares. All shares have the same SEK 5 nominal value. Each MTG A Share carries ten votes and each MTG B Share carries one vote. Amendments to the Articles of Association of MTG require (i) a resolution passed by the support of two-thirds of the votes cast and of the shares represented, (ii) a resolution passed by the support of all shares represented where such shares represent nine-tenth of the outstanding shares or (iii) a resolution passed by the support of two-thirds of the votes cast and nine-tenth of the shares represented, depending on the type of amendment proposed. Although the MTG A Shares and MTG B Shares typically are considered to be of the same class of shares for voting purposes, special majority requirements treat the class of MTG A Shares or MTG B Shares, as the case may be, separately with regards to amendments that specifically affect the rights of shares of such class. In the case of such amendments with respect to either the MTG A Shares or the MTG B Shares, 90 percent of the total outstanding MTG A Shares and MTG B Shares must approve the amendment and 100 percent of the total MTG A Shares and MTG B Shares participating at the annual general meeting of shareholders must approve the amendment.

        As of May 31, 2003, the Company's share capital is authorized to be a minimum of SEK 298 million and a maximum of SEK 1,192 million. As of May 31, 2003, the Company's issued and fully paid-up share capital comprises 15,545,621 MTG A Shares outstanding and 50,829,535 MTG B Shares. During 2002 there have been no changes to the number of shares outstanding.

        The following table sets forth certain information relating to the Company's share capital as of the following dates:

	MTG A Shares	MTG B Shares	Nominal Value in SEK millions
December 31, 1997	15,123,741	44,573,991	298.5
December 31, 1998	15,123,741	44,573,991	298.5
December 31, 1999	15,123,741	44,573,991	298.5
March 21, 2000	420,462	—	300.6	(1)
June 7, 2000	4,567,773	—	323.4	(1)
June 16, 2000	422,297	1,266,892	331.9	(1)
April 9, 2001	(4,988,652)	4,988,652	331.9	(2)
December 31, 2001	15,545,621	50,829,535	331.9
December 31, 2002	15,545,621	50,829,535	331.9

(1)
New issue of MTG Shares.

(2)
On April 9, 2001, a total of 4,988,652 MTG Class A Shares were converted into 4,988,652 MTG Class B Shares.

General Meeting and Voting Rights

        According to the Companies Act, a shareholder's right to take part in decisions related to a company's affairs is exercised at the General Meeting of shareholders of such company.

        Annual General Meetings of shareholders shall be held within six months of the end of each financial year and will consider statutory accounts and reports, disposition of profit or loss, discharging the Directors from liability and, as applicable, electing Directors and auditors and related matters. Directors stand for reelection at each Annual General Meeting. Extraordinary General Meetings of shareholders may be held when the Board of Directors considers appropriate and must be held upon request by the auditors or by shareholders representing at least one-tenth of all of the Company's issued shares. If such a request is made, a notice of an Extraordinary General Meeting shall be given to the shareholders within 14 days from receipt of the request.

        A shareholder may attend and vote at a General Meeting in person or by proxy. Shareholders wishing to vote by proxy may submit their own forms of proxy to the Company. A form of proxy, which must be signed and dated, cannot be valid for more than one year from the date of issue. The Articles of Association of MTG provide that a shareholder must give notice to the Company of his intention to attend the General Meeting not later than the date specified in the notice convening the Meeting. A person designated on the register of shareholders as a nominee is not entitled to vote at a General Meeting. To be entitled to vote, a beneficial owner whose shares are registered in the name of a nominee must arrange to have the shares registered in his or her own name on the register of shareholders not later than on the tenth day prior to the date of the meeting and also notify the Company. In matters other than elections, resolutions are passed by a simple majority of the votes cast, except in certain circumstances, including a resolution to amend the Articles of Association and with respect to voting in connection with a reduction of share capital, repurchase of Shares, mergers or the deviation from pre-emption rights of shareholders see "—Preferential Rights to Subscribe for Shares".

        The Swedish Companies Act stipulates, in addition to the rules in the Articles of Association, that a written notice must be sent to each shareholder whose address is known to the Company when a General Meeting is convened to deal with, among other things, certain amendments to the Articles of Association as described above or with the commencement or discontinuance of the liquidation of the Company. It further stipulates that, in a public company, notice shall always be provided through an announcement in the Swedish Official Gazette and in a national daily newspaper.

        Annual General Meetings of shareholders are convoked by a notice, which are required to be announced in the Swedish Official Gazette, Metro and Svenska Dagbladet or another national daily newspaper not earlier than six weeks and not later than four weeks before the meeting. Notice of an Extraordinary General Meeting of shareholders, at which matters regarding amendments to the Articles will not be addressed may, however, be announced in such newspapers not earlier than six weeks and not later than two weeks before the meeting. A shareholder who wants to participate in the General Meeting of shareholders shall be registered as a shareholder in a print-out of the share register setting forth the circumstances ten days prior to the shareholders' meeting and shall also notify the Company not later than at 1.00 p.m. on the date specified in the notice to the General Meeting. Such date may not be a Sunday, other public holiday, Saturday, Mid-summer Eve, December 24th or December 31st and shall occur not earlier than the fifth weekday prior to the meeting. A shareholder's advisor may only attend the meeting if the shareholder has notified the attendance of the numbers of advisors in accordance with the above.

Directors, Auditors, Chairman and Managing Director

        Directors and Deputy Directors are appointed by shareholders at an Annual General Meeting for the period until the end of the next Annual General Meeting, however the allocation to each Director is resolved by the Board of Directors. The fees of the Directors are also decided by the shareholders at an Annual General Meeting. A Director or Deputy Director may retire or be removed or replaced prematurely by the shareholders at a General Meeting at any time. In addition, labor organizations may appoint Directors to represent employees (Employee Representative Directors) and Deputy Employee Representative Directors under the Employee Board Representation Act of 1987.

        Up to three auditors and up to three deputy auditors are appointed at the Annual General Meeting according to the Company's Articles of Association. The Companies Act provides that the term of office of the auditors shall be four years.

        The Chairman of the Board and a President are appointed by the Directors.

Dividends

        Decisions regarding payment of dividends are made at an Annual General Meeting. The MTG A Shares and the MTG B Shares carry equal rights regarding entitlement to dividends, assets and capital distribution. Interim dividends are not permitted.

        VPC administers dividend payments on behalf of the Company. Dividends unclaimed for a period of 10 years from the due date are forfeited and revert to the Company.

        The amount of any dividends paid is limited by, among other things, reference to profits and non-restricted reserves of the Company reported in the adopted balance sheet and the consolidated balance sheet for the most recent financial year, less certain deductions and may not as a matter of principal exceed the amount proposed or approved by the Board of Directors or be of such amount as, having regard to, among other things, the Company's cash requirements and financial position, would be contrary to good business practice.

        In accordance with the Swedish Companies Act, at least 10 percent of the net profit for the year, after deducting any losses carried forward, must be allocated to a restricted reserve unless and until the amount of such reserve equals 20 percent of the nominal amount of the issued share capital. Any premium on an issue of shares must also be allocated to a share premium reserve.

Preferential Rights to Subscribe for Shares

        Under the Swedish Companies Act, existing shareholders have preferential rights to subscribe for new shares, convertible debt instruments or similar instruments issued for cash in proportion to their existing holdings unless the Articles of Association provide otherwise or the General Meeting deciding on the issue stipulates that the shareholders shall not have such preferential rights. Such a decision by the General Meeting requires approval of shareholders representing at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at the meeting. The Company's Articles of Association do not limit the shareholders' preferential rights to subscribe for such shares or instruments.

Disclosure of Change in Ownership

        The Swedish Industry and Commerce Stock Exchange Committee (the "NBK") of the Stockholm Chamber of Commerce and the Confederation of Swedish Enterprise has issued recommendations according to which any seller and purchaser of shares in a Swedish company listed on the Stockholmsbörsen is required to disclose to the Company and the Stockholmsbörsen transactions causing the seller's or the purchaser's holding to reach, exceed or fall below 5 percent of the total number of shares or votes in the company, or any higher percentage which is a multiple 5, up to and including 90 percent of the total number of shares or votes in the company. The recommendations are applicable to sales, purchases and issues of, among other things, convertible debt instruments, options and futures. The above mentioned changes in ownership shall also be reported to an established news agency and to a national published newspaper in Sweden not later than 9:00 a.m. on the next day on which trading is conducted.

        The Swedish Financial Instruments Trading Act of 1991 also provides that when a natural person or legal person acquires or disposes of shares listed on the Stockholmsbörsen or listed on a stock exchange situated or operating within one or more EEA countries, and following that acquisition or disposal the proportion of voting rights held reaches, exceeds or falls below one of the thresholds of 10 percent, 20 percent, 33 1/3 percent, 50 percent or 66 2/3 percent, that person shall notify both the company and such stock exchange (and, in the event that such shares are not listed in Sweden, the Swedish Financial Supervisory Authority) in writing within seven calendar days of the acquisition or disposal.

        The Swedish Act on Notification of Certain Holdings of Financial Instruments of 2000 calls for, among others, individuals who own shares representing 10 percent or more of the outstanding share capital or voting rights in a company quoted on, e.g., the Stockholmsbörsen to report such ownership and changes in such ownership to the Financial Supervisory Authority, which keeps a public register based on the information contained in such reports. In this regard, shares held by certain closely-related persons shall be treated as the purchaser's or the transferor's own shares. Also, individuals who hold an insider position in such a company are required to file corresponding reports.

Mandatory Bids

        There are no provisions in MTG articles of association that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

        NBK has also issued a recommendation regarding public offers for the acquisition of shares (the "Take-Over Recommendation"), the latest version of which entered into force on March 1, 2003. The Take-Over Recommendation is binding on companies that are listed and quoted on the Stockholmsbörsen, by way of their registration agreement. The Swedish Securities Council may grant exemptions from the mandatory bid provisions.

        According to the Take-Over Recommendation, anyone who acquires shares in a Swedish company, the shares of which are listed or quoted on an authorized securities exchange or market place, and as a result holds shares representing 40 percent or more of the votes in the company, shall make a public offer to buy the remaining shares in the company, and other securities the price of which may be substantially affected if listing of the shares covered by the offer were to cease. Such public offer is not mandatory when the holding is a result of a voluntary public offer to purchase all shares of the company. Immediately upon the acquisition, the acquirer shall disclose its holding and its intention whether to make a public offer for all of the shares in the company. The offer shall be made by way of a press release within four weeks after the acquisition unless the acquirer reduces his level of votes below 40 percent. Subsequently, a prospectus for the offer must be drawn up.

        For the purposes of calculating the number of votes held in a company under the mandatory bid rules, the number of votes in the company that certain parties related to the acquirer hold shall be added to the votes that the acquirer holds.

        The offer to purchase shares shall be made public. The offer price shall at least be equal to the highest price the purchaser, or anyone related to the purchaser, has paid for the shares during the last six months.

        The Swedish Insider Crime Act of 2000 provides sanctions against insider trading. The insider trading rules are policed by the Swedish Financial Supervisory Authority, and the Market Supervision Unit of the Stockholmsbörsen reviews trading data for indications of unusual market activity or trading behavior. The Market Supervision Unit also continually examines information disseminated by listed companies. Accordingly, information such as earnings reports, acquisition and other investment plans, and changes in ownership structure, is reviewed on a daily basis. When the Market Supervision Unit becomes aware of non-public price sensitive information, it monitors trading in the shares concerned to insure that if unusual trading activity develops which evidences that persons may be trading on such information, the information is made public as soon as possible.

        The Insider Crime Act of 2000 also provides sanctions against certain types of agreements in connection with financial instruments trading, and entered into with the intention of unduly affecting the market price of such instruments, constitutes a criminal offense. Similarly, other agreements made and measures taken with a view to affect unduly the market price constitute a criminal offense if the intent of such measures is to mislead the market. Market manipulation may also constitute fraud under Swedish law. However, as previously described, trading data is recorded as to all securities and derivative transactions relating to listed securities and derivative transactions relating to listed securities and data related to trading activity is subject to supervisory review by the Financial Supervisory Authority, providing an enforcement mechanism for reducing market manipulation.

Miscellaneous

        Under Swedish law, a general meeting of shareholders may not, without the consent of all shareholders, adopt any resolution which is likely to give an undue advantage to a shareholder or a third party to the detriment of the company or another shareholder of the company. Neither may the Board of Directors or other representatives of a company enter into legal transactions or undertake other measures which are likely to give an undue advantage to a shareholder or to a third party to the detriment of the company or another shareholder of the company.

        Swedish law provides that, where a Swedish parent company alone or together with one or more subsidiaries owns more than nine-tenths of all the shares in a subsidiary and these shares represent more than nine-tenths of the votes, the parent company is entitled to purchase the remaining shares in the subsidiary (compulsory acquisition of shares). A person whose shares are subject to such a right of purchase may require the parent company to purchase its shares.

        There are no limitations under Swedish law or under the Company's Articles of Association on the right of foreigners to hold or vote for the MTG Shares.

        Swedish public companies whose shares are listed on a stock exchange or other authorized market place may repurchase their own shares through (i) acquisitions on a stock exchange or other authorized market place or (ii) through public offers. If such stock exchange or authorized market place is located outside the EEA, the company's repurchase of its own share requires a permission by the Swedish Financial Supervisory Authority. Thus, a company may not repurchase its shares through negotiated transactions with one or more shareholders. A company may not repurchase shares so that the holding of its own shares subsequent to the acquisition exceeds 10 percent of all its issued shares, regardless of the number of votes to which each share is entitled. Shares may only be repurchased to the extent the consideration for the shares could have been distributed among the shareholders as a dividend. The company may not exercise certain shareholders' rights for the repurchased shares, such as the right to vote for the shares. The decision by a company to repurchase its own shares must be made at the General Meeting. The General Meeting may authorize the Board of Directors to make a decision on repurchase of shares. If a company wishes to sell repurchased shares, rules similar to the rules on new issues apply. In addition, under Swedish law, a subsidiary may not purchase or own shares of its parent company.

MATERIAL CONTRACTS

Multi-Currency Credit Facility

        On April 22, 1999, the Company and certain of its subsidiaries, as guarantors, executed an agreement with Deutsche Bank AG London and certain other banks and financial institutions, in which the Company secured a SEK 800 million multi-currency credit facility, and on November 8, 2000, the same parties executed a Supplemental Agreement, which increased this SEK 800 facility by an additional SEK 900 million. MTG had as of December 31, 2002, decreased this facility by SEK 750 million and the utilizaton of the facility was SEK 775 million. The limit of the available undrawn credit was SEK 175 million at December 31, 2002. The Company has used the five year Multi-Currency Credit Facility both to refinance existing loans and also to finance further expansion. The Multi-Currency Credit Facility contains restrictive covenants that may limit the Company's flexibility and ability to finance further activities. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources", and "Item 19—Exhibits—Exhibit 4.4" and "Item 19—Exhibits—Exhibit 4.5".

New Multi-Currency Credit Facility

        On April 25, 2003, the Company and certain of its subsidiaries, as guarantors, executed an agreement with certain banks, in which the Company secured a SEK 800 million multi-currency credit facility, expiring in December 2007. The New Multi-Currency Credit Facility contains restrictive covenants that may limit the Company's flexibility and ability to finance further activities. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources", and "Item 19—Exhibits—Exhibit 4.7 and 4.8".

MTG Convertible Subordinated Bonds

        Pursuant to a Deed of Covenant by the Company, dated June 15, 2001, the Company made an offering of €120 million 5.5 percent MTG Convertible Subordinated Bonds. Under this deed, the Company agreed to pay the principal and interest due with respect to the MTG Convertible Subordinated Bonds. The Deed of Covenant also contains the terms and conditions of the MTG Convertible Subordinated Bonds, including the terms with respect to conversion and redemption. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources". In addition, the Company, Fischer Partners Fondkommission AB, The Bank of New York and Banque et Caisse D'Epargne de l'Etat, Luxembourg executed an Agency Agreement, dated June 15, 2001 in connection with the MTG Convertible Subordinated Bonds. Pursuant to the Agency Agreement, the Company appointed the other parties as its agents in respect of the MTG Convertible Subordinated Bonds, and the Agency Agreement governs the terms of certain actions, such as redemption and conversion, to be taken by the parties. See "Item 19—Exhibits—Exhibit 2.2" and "Item 19—Exhibits—Exhibit 2.3".

Acquisition of TV1000 Sverige AB

        In March 2000, MTG exercised the TV1000 Option (which it acquired from Kinnevik), and on April 1, 2000, MTG, TV1000 Sverige AB and Kinnevik executed a contract, pursuant to which MTG acquired the assets and liabilities of TV1000 Sverige AB at a purchase price of SEK 900 million, based on a valuation report prepared by an investment bank related to Kinnevik and MTG. MTG paid the purchase price in the form of 422,297 MTG A shares and 1,266,892 MTG B shares, which were issued by MTG on May 25, 2000. The fair market value of these shares, approximately SEK 900 million, was calculated as the average closing price for the applicable MTG Shares over the 15 trading days preceding the option exercise date. The value of these newly issued MTG Shares corresponds to the agreed purchase price. During the years 1997 to 1999, MTG had contributed in total SEK 256 million to Kinnevik in order to cover the losses incurred by TV1000, in accordance with the terms of the option agreement, which were reported in the consolidated income statement of MTG as expensed option premium costs. The total of the purchase price paid for TV1000 in the form of new MTG shares, SEK 900 million, and the option premium costs is SEK 1,156 million

EXCHANGE CONTROLS

        There are currently no limitations applicable and in effect, either under the laws of Sweden or the Articles of Association of the Company, with respect to the rights of nonresidents to hold or vote the MTG Shares or on the import or export of capital for use by the MTG Group, except for provisions regulating the reporting of payments to and from Sweden used by the Central Bank (Swe: Riksbanken) to collect information in order to provide statistical information. Additionally, there are currently no Swedish foreign exchange control restrictions on the conduct of the Company's operations or affecting the remittance of dividends on unrestricted shareholders' equity.

TAXATION

Swedish Taxation of Nonresident Holders

        The following discussion is a summary of certain Swedish tax consequences for Nonresident Holders, as defined below, of the purchase, ownership and disposition of ADSs or MTG Shares. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant and does not purport to discuss the tax consequences applicable to all categories of investors, some of which may be subject to special rules.

        As used herein, the term "Nonresident Holder" means a holder of ADSs or MTG Shares who is not resident in Sweden for Swedish tax purposes and does not hold ADSs or MTG Shares in connection with the conduct of business through a permanent establishment in Sweden.

        The description set forth below is based on Swedish laws in force as of the date of this document. These rules may change and the tax situation may thus become different than described below.

        This summary is intended to provide general information only. Nonresident Holders should consult their own tax advisors with respect to the potential Swedish tax consequences of owning or disposing of MTG Shares and ADSs.

Dividends on ADSs and MTG Shares

        The Company does not currently anticipate paying dividends in the foreseeable future. In the event that the Company does pay dividends, Nonresident Holders will be subject to withholding tax with respect to dividends paid on ADSs or MTG Shares at a 30 percent rate unless a lower rate applies pursuant to the applicable provisions of an income tax treaty. For example, the income tax treaty between the United States and Sweden (the "Swedish/U.S. Treaty") reduces the rate of withholding for certain eligible holders to 15 percent. See "—Taxation of U.S. Holders—Dividends on ADSs and MTG Shares" below.

        In Sweden, the VPC and the Depositary (as nominee) normally perform the withholding of tax, with the exception of nominee-registered shares, for which the nominee withholds the tax. The VPC and the Depositary (as nominee) generally will withhold at a lower treaty rate with respect to cash dividends paid on ADSs or MTG Shares to a Nonresident Holder entitled to the benefits of a treaty. However, certain income tax treaties entered into by Sweden do not permit the VPC to withhold at the lower treaty rate. In such cases, a Nonresident Holder may claim a refund from the Swedish tax authorities of the amount withheld in excess of the treaty rate by complying with the refund procedure in the treaty.

Sale or Other Disposition of ADSs or MTG Shares

        A Nonresident Holder will normally not be subject to tax in Sweden in respect of a gain realized on the sale, exchange or other disposition of ADSs or MTG Shares. However, special regulations apply to persons who have resided in Sweden at some time during the ten years prior to the sale.

Estate and Wealth Taxation

        Non-resident Holders will not be subject to wealth tax in Sweden on MTG shares and ADSs. Normally, no gift, estate or inheritance taxes will arise in Sweden in respect of a gift of a MTG share or ADS by, or on the death of, a Non-resident Holder. However, gift and inheritance tax will arise in Sweden with respect to a gift or inheritance from a Swedish citizen or a person who is married to a Swedish citizen, who has resided in Sweden at some time during the ten years prior to the gift or death.

        Furthermore, inheritance tax is always paid in the respect of an inheritance of MTG shares from a Swedish citizen and gift tax is always paid in the respect of a gift of MTG shares from or to a Swedish citizen or to a Swedish legal person.

        The tax rate is 10-30 percent depending on the relation between the recipient and the estate/giver. The size of the tax-exempt amount as regards the inheritance tax is also decided on basis of the said relation.

Taxation of U.S. Holders

        The following is a summary of certain United States federal income tax considerations that are likely to be material to the ownership and disposition of MTG Shares or ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of MTG Shares or ADSs (a "U.S. holder").

        The summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with U.S. holders that will hold MTG Shares or ADSs as capital assets, and does not address the tax considerations relevant to investors that are subject to special tax rules, such as banks, insurance companies, securities dealers, persons holding shares as part of an integrated investment (including a "straddle") comprised of an MTG Share or ADS and one or more other positions, persons that own or are deemed to own 10 percent or more of any class of the Company's stock, persons that have a functional currency other than the U.S. dollar and persons that are not eligible for benefits under the Swedish/U.S. Treaty.

        U.S. holders should consult their own tax advisers regarding the tax consequences of purchasing, owning and disposing of MTG Shares or ADSs, including the effect of any state, local or other national laws.

        In general, for U.S. federal income tax purposes, beneficial owners of ADSs will be treated as the owners of the MTG Shares represented by those ADSs.

Dividends on ADSs and MTG Shares

        A holder generally will be entitled to benefits under the income tax treaty between the United States and Sweden, including the reduced 15 percent Swedish withholding rate on dividends, if it (i) is an individual U.S. resident, a U.S. corporation, or a partnership, estate, or trust to the extent its income is subject to taxation in the United States as the income of a U.S. resident, either in its hands or in the hands of its partners or beneficiaries; (ii) is not also a resident of Sweden for Swedish tax purposes; (iii) is not subject to an anti-treaty shopping article that applies in limited circumstances; and (iv) does not hold MTG Shares or ADSs in connection with the conduct of business in Sweden through a permanent establishment or the performance of personal services in Sweden through a fixed base.

        The gross amount of dividends received by a U.S. holder (including amounts withheld in respect of Swedish withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Swedish kronor will be includible in the income of U.S. holders in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by the holder (or, in the case of ADSs, by the Depositary). If such dividends are converted into U.S. dollars on the date of receipt, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15 percent in respect of dividends received after 2002 and before 2009.

        Swedish withholding taxes at the 15 percent treaty rate will be treated as foreign income taxes. Subject to generally applicable limitations, foreign income taxes may be claimed as credits against a U.S. holder's U.S. federal income tax liability or, at the election of the holder, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions or in respect of certain arrangements in which a U.S. holder's expected economic profit, after foreign taxes, is insubstantial.

Sale or Other Disposition of ADSs and MTG Shares

        Gains realized by U.S. holders on the sale or other disposition of ADSs or MTG Shares generally will be subject to U.S. federal income taxation as capital gains. Such gain will be long-term capital gain if the ADSs or MTG Shares were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at maximum rate of 20 percent; however, net long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at maximum rate of 15 percent. Deposits and withdrawals of MTG Shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

United States Information Reporting and Backup Withholding

        Payments in respect of ADSs and MTG Shares that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to a backup withholding unless, in general, the recipient (i) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred or (ii) is a corporation or other exempt recipient.

        Holders that are not U.S. persons generally are not subject to information reporting or backup withholding tax, but may be required to comply with applicable certification procedures to establish that they are not U.S. persons in order to avoid the application of such information reporting requirements or backup withholding tax to payments received within the United States or through certain U.S.-related financial intermediaries.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, upon effectiveness of a registration statement. Accordingly, we will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information and the registration statement and exhibits and schedules thereto may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission's principal office at 450 Fifth Street, N.W., Washington, DC 20549, United States and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, United States and 233 Broadway, New York, New York 10005, United States. The public may obtain information on the operation of the Commission's public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. As of January 7, 2003, we file electronically with the SEC and, consequently, this report and other information we file with the SEC are available on the website maintained by it at http://www.sec.gov/. In addition, copies of reports, proxy statements and other information concerning us filed prior to January 7, 2003 are available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, United States.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE

        The MTG Group's financial results are significantly affected by exchange rate fluctuations. Most of the MTG Group's revenues are denominated in Swedish kronor, Danish kronor and Norwegian kronor, while a significant proportion of its operating costs are denominated in other currencies. For example, film rights acquired in connection with the business of Viasat and products acquired for sale by MTG TV-Shop are typically denominated in U.S. dollars. Furthermore, rights to broadcast sporting events, given the jurisdiction of the primary licensors of such events, e.g. the broadcasting rights for Ice Hockey World Championships and Champions League, are denominated in Swiss francs. The Viasat operations in the U.K. are incurring costs typically denominated in British pounds sterling, in 2002 approximately 7 percent of the MTG Group's operating expenses were denominated in British pounds sterling. Operating expenses of Viasat accounted for the vast majority of these expenses. In 2000, 2001 and 2002, approximately 2 percent, 2 percent and 1 percent, respectively, of the MTG Group's operating expenses reflected the amortization of programming and other expenses denominated in Swiss francs. At December 31, 2002, the MTG Group had television programming commitments of approximately SEK 2,335 million, approximately SEK 847 million of which related to commitments payable in U.S. dollars, and approximately SEK 709 million of which related to commitments payable in Swiss francs. However, because MTG's programming purchase obligations are long-term commitments, only a portion of this effect has been recorded in the financial statements of MTG.

        All programming commitments are booked at their acquisition cost and translated into Swedish kronor at the time of purchase. Because MTG purchases programming rights primarily in U.S. dollars, appreciation of the U.S. dollar increases MTG's programming costs. During 2000 and 2001, the U.S. dollar has strengthened against the Scandinavian currencies. During 2002 and the first half of 2003 the U.S. dollar has weakened significantly against the Scandinavian currencies. The Company also has some exposure to costs denominated in other currencies, principally British pounds sterling, euro and Swiss francs. The MTG Group is therefore exposed to fluctuations in currency exchange rates, and appreciation or depreciation of the Swedish kronor, Danish kronor and Norwegian kronor relative to the currencies in which the MTG Group's costs are denominated could have a significant effect on financial results. .

        The MTG Group has additional currency exposure as a result of the translation into Swedish kronor of the net value of MTG Group liabilities that are denominated in currencies other than Swedish kronor. These translation differences are recorded in shareholders' equity. In addition the Company has loans and convertibles to Metro amounting to approximately USD 66 million that are denominated in USD (on June 9, 2003 these loans and convertibles were converted into Swedish kronor at an exchange rate of 7.7735 SEK/USD) and the Convertible Subordinated Debentures of euro 120 million, are denominated in euro. These facilities increase our currency exposure.

        Assuming net outflows denominated in U.S. dollars of SEK 525 million per year, in British pounds sterling of SEK 200 million per year and in Swiss francs of SEK 185 million per year, the impact of a 10 percent appreciation of each currency against the Swedish kronor would be as follows:

Currency	Net Outflows	Impact of 10 Percent Appreciation
U.S. dollars	SEK 525 million	cost increase of SEK 53 million
British pounds sterling	SEK 200 million	cost increase of SEK 20 million
Swiss francs	SEK 185 million	cost increase of SEK 18 million

        The MTG Group does not take any steps to hedge against its exposure to currency exchange rate movements.

INTEREST RATES

        The Company is mainly financed by way of the Multi-Currency Credit Facility and the New Multi-Currency Credit Facility described under "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources" and through the proceeds from the MTG Convertible Subordinated Bonds. The interest rate under the Multi-Currency Credit Facility is calculated as the applicable base rate plus 0.75 percentage points. Pursuant to certain of the covenants in the New Multi-Currency Credit Facility, the interest rate is the applicable base rate plus 1.00 percentage points but the margin decreases to 0.875 percentage points if the ratio of senior debt to consolidated EBITDA is less than 2:1.

        The interest rate under the MTG Convertible Subordinate Bonds is 5.50 percent annually payable in euro.

        Assuming a liability under the Multi-Currency Credit Facility and the New Multi-Currency Credit Facility of SEK 1,600 million, the impact of an increase of the applicable base rate by 1.0 percentage point would result in an increase of annual interest expenses amounting to SEK 16 million.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        This item is not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Pursuant to a resolution passed at the Company's extraordinary shareholder's meeting of February 16, 2001, all holders of MTG A Shares had the right to convert all such MTG A shares into an equal number of MTG B shares. This offer was open until March 28, 2001. A total of 4,988,652 MTG A Shares were converted into MTG B Shares pursuant to this resolution on April 9, 2001.

ITEM 15—CONTROLS AND PROCEDURES

        Our President and our Chief Financial Officer, after evaluating the effectiveness of the Group's disclosure controls and procedures within 90 days of the date of this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including our President and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applies its judgement in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives.

        There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date our President and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16—[RESERVED]

PART III

ITEM 17—FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this item.

ITEM 18—FINANCIAL STATEMENTS

        The financial statements listed in the accompanying Index to Financial Statements and Financial Statement Schedule are filed as part of this annual report.

ITEM 19—EXHIBITS

1.1**	Articles of Association of Modern Times Group MTG AB (publ), together with an unofficial English translation
1.2	Articles of Association of Modern Times Group MTG AB (publ) (as amended and adopted on May 20, 1999) (unofficial English translation)
2.1***
Form of Deposit Agreement among Modern Times Group MTG AB (publ), the Bank of New York As Depositary and holders from time to time of American Depositary Receipts ("ADRs") issued there under, including the form of ADR
2.2****
Amendment to Deposit Agreement among Modern Times Group MTG AB (publ), the Bank of New York As Depositary and holders from time to time of American Depositary Receipts ("ADRs") issued there under, dated March 8, 2002.
2.3******
Deed of Covenant, by Modern Times Group MTG AB (publ), relating to the €120 million 5.5 per cent. Convertible Subordinated Bonds due 2006 convertible into B Shares of Modern Times Group MTG AB (publ), dated June 15, 2001
2.4******
Agency Agreement, by and among Modern Times Group MTG AB (publ), Fischer Partners Fondkommission AB, The Bank of New York and Banque et Caisse D'Epargne de l'Etat, Luxembourg, relating to the €120 million 5.5 per cent. Convertible Subordinated Bonds due 2006 convertible into B Shares of Modern Times Group MTG AB (publ), dated June 15, 2001
4.1**	Licenses from the Independent Television Commission granted to TV3 Broadcasting Group Limited with respect to TV3 Sweden and TV3 Norway
4.2	License from the Independent Television Commission granted to TV6 and TV3 Denmark.
4.3*****
Agreement for SEK 800,000,000 Multi-Currency Revolving Credit Facilities to Modern Times Group MTG AB (publ) Guaranteed by Certain Subsidiaries of Modern Times Group MTG AB (publ) Arranged by Deutsche Bank AG London, dated April 22, 1999
4.4******
Supplemental Agreement relating to Existing SEK 800,000,000 Multi-Currency Revolving Credit Facilities and to Further SEK 900,000,000 Multi-Currency Revolving Credit Facilities to Modern Times Group (publ) arranged by Deutsche Bank AG, London and Merita Nordbanken Group, dated November 8, 2000
4.5******
Agreement regarding transfer of business between TV1000 Sverige AB Industriförvaltnings AB Kinnevik (publ) and Modern Times Group MTG AB (publ), together with an English translation, dated April 1, 2000
4.6*******	Transponder Service Agreement between Nordiska Satellitaktiebolaget and Modern Times Group MTG AB (publ.) regarding signal transmission over the Sirius System, dated May 16, 2000
4.7	Supplemental Agreement amending a SEK 1,700,000 Facilities Agreement originally dated April 22, 1999, between, amongst others, MTG and Deutsche Bank Luxembourg S.A. as Agent, dated April 30, 2003.
4.8	SEK 800,000,000 Facility Agreement between, amongst others, MTG and Deutsche Bank Luxembourg S.A. as Agent, dated April 30, 2003.
8.1	List of MTG Subsidiaries
99.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*
Indicates certain portions of the exhibit have been omitted and the omitted portions have been filed separately with the Commission pursuant to an application for confidential treatment.

**
As previously filed with the Securities Exchange Commission on August 29, 1997, by Modern Times Group MTG AB (publ) in an Exhibit to Form 20-F.

***
As previously filed with the Securities Exchange Commission on August 29, 1997, by Modern Times Group MTG AB (publ) in an Exhibit to the Form F-6.

****
As previously filed with the Securities Exchange Commission on March 8, 2002 by Modern Times Group MTG AB (publ) in an Exhibit to the Form F-6.

*****
As previously filed with the Securities Exchange Commission on June 30, 1999, by Modern Times Group MTG AB (publ) in an Exhibit to the Form 20-F.

******
As previously filed with the Securities Exchange Commission on July 2, 2001 by MTG AB in an Exhibit to the Form 20-F.

*******
As previously filed with the Securities Exchange Commission on July 1, 2002 by MTG AB in an Exhibit to the Form 20-F.

Certification of Chief Executive Officer

I, Hans-Holger Albrecht, certify that:

1.
I have reviewed this annual report on Form 20-F of Modern Times Group MTG AB (publ);

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report ("the Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function: (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ HANS-HOLGER ALBRECHT Hans-Holger Albrecht (Chief Executive Officer)

Certification of Chief Financial Officer

I, Mia Brunell, certify that:

1.
I have reviewed this annual report on Form 20-F of Modern Times Group MTG AB (publ);

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report ("the Evaluation Date"); and

c.
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function: (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ MIA BRUNELL Mia Brunell (Chief Financial Officer)

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report to be signed on its behalf.

MODERN TIMES GROUP MTG AB (PUBL) (Registrant)
/s/ MIA BRUNELL Mia Brunell Chief Financial Officer

Dated: June 30, 2003

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF MODERN TIMES GROUP MTG AB

AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2002

III-1

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Modern Times Group MTG AB.

        We have audited the accompanying consolidated balance sheets of Modern Times Group MTG AB and its subsidiaries (the "Group") as of December 31, 2000, 2001 and 2002 and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Modern Times Group MTG AB and its subsidiaries as of December 31, 2000, 2001 and 2002 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in Sweden.

        As described in Note 1, the Group changed its accounting policy with respect to development costs as of January 1, 2001, and restated the financial figures for the years ended December 31, 2000 to reflect retroactive application of the new policy.

        Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated net income for each of the years in the three-year period ended December 31, 2002 and consolidated shareholders' equity and financial position as of December 31, 2000, 2001 and 2002, to the extent summarized in Note 27 to the consolidated financial statements.

        As described in Note 27 the Group adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002.

Stockholm, Sweden
March 31, 2003, except for Note 12, which is as of June 10, 2003
KPMG Bohlins AB

/s/ Carl Lindgren

Carl Lindgren

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except number of shares and per share data)

		Year ended December 31,
	Note	2000	2001	2002	2002
		SEK			USD
Net sales	2	5,430.9	6,402.1	6,023.2	692.7
Cost of goods and services		(3,507.5)	(4,103.7)	(3,939.6)	(453.1)

Gross income		1,923.4	2,298.4	2,083.6	239.6
Selling expenses		(312.5)	(584.1)	(542.5)	(62.4)
Administrative expenses		(1,228.3)	(1,161.0)	(1,167.0)	(134.2)
Other operating revenues		18.2	21.0	14.6	1.7
Other operating expenses		(235.2)	(224.4)	(154.8)	(17.8)
Income from corporate development	3	7.8	—	—	—
Income from sales of securities, related party	3	106.0	—	162.6	18.7
Result in Metro Sweden sales company January to May 2000	3	32.3	—	—	—
Viasat Digitalproject	3	(555.0)	(15.0)	—	—
Other non-recurring costs	3	—	—	(125.8)	(14.5)
Share of earnings (loss) in associated companies	5	16.3	25.0	(3.9)	(0.4)

Operating income (loss)	2,4	(227.0)	359.9	266.8	30.7
Interest revenue and similar income	6	37.9	50.8	58.6	6.7
Interest expense and similar costs	7	(81.5)	(93.5)	(265.6)	(30.5)

Income after financial revenue and expense excluding interest on convertible debentures	2	(270.6)	317.2	59.8	6.9
Interest on convertible debentures, related party		(2.5)	(33.1)	(59.5)	(6.8)
Unrealized exchange loss on convertible debentures		—	(34.1)	28.1	3.2

Income (loss) before tax		(273.1)	250.0	28.4	3.3
Current tax	8	(155.0)	(156.9)	(135.0)	(15.5)
Change in deferred tax	8	131.3	25.0	42.8	4.9
Minority share in earnings		1.2	2.6	(2.8)	(0.3)

Net income (loss)		(295.6)	120.7	(66.6)	(7.7)

Denominator for basic earnings per share	1	63,944,505	66,375,156	66,375,156	66,375,156
Denominator for diluted earnings per share	1	63,944,505	66,375,156	66,375,156	66,375,156
Basic earnings per share		(4.62)	1.82	(1,00)	(0.12)
Diluted earnings per share		(4.62)	1.82	(1,00)	(0.12)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions)

		Year ended December 31,
	Note	2000	2001	2002	2002
		SEK			USD
ASSETS
Fixed assets
Intangible assets	9
Capitalized development expenses		110.6	62.0	39.4	4.5
Beneficial rights		298.1	310.0	297.3	34.2
Goodwill		1,045.4	1,032.6	950.1	109.3

		1,454.1	1,404.6	1,286.8	148.0
Tangible assets	9
Machinery and other technical plant		27.6	16.4	16.4	1.9
Equipment, tools, and installations		224.3	237.0	197.0	22.6

		251.9	253.4	213.3	24.5
Long-term financial assets	11
Shares in associated companies		268.6	307.7	302.7	34.8
Receivables from associated companies		130.6	180.9	64.7	7.4
Shares and participations in other companies		34.7	98.2	222.8	25.6
Deferred tax receivable	8	299.9	323.7	377.0	43.4
Metro convertible	12	216.9	235.5	371.4	42.7
Long-term receivable from Metro		216.2	269.5	207.4	23.9
Other long-term receivables		32.6	35.1	23.7	2.7

		1,199.5	1,450.6	1,569.6	180.5

Total fixed assets		2,905.2	3,108.6	3,069.7	353.0
Current assets
Inventories
Products in process		13.7	9.6	8.2	0.9
Finished goods and merchandise		69.7	209.8	98.2	11.3
Program rights		176.0	216.6	179.8	20.7
Work in progress		13.0	5.3	3.6	0.4
Advances to suppliers		928.8	1,283.4	1,093.8	125.8

		1,201.2	1,724.7	1,383.7	159.1
Current receivables
Accounts receivable	10	981.0	1,081.2	836.2	96.2
Other current receivables		359.5	209.1	188.6	21.7
Prepaid expense and accrued revenue	13	300.7	562.0	404.8	46.5

		1,641.2	1,852.3	1,429.6	164.4
Short-term investments, related party	14	16.7	0.8	4.7	0.5
Cash and cash equivalents		275.4	254.6	295.9	34.0

Total current assets		3,134.5	3,832.4	3,113.8	358.1

TOTAL ASSETS		6,040.0	6,941.0	6,183.6	711.2

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions)

		Year ended December 31,
	Note	2000	2001	2002	2002
		SEK			USD
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity	15
Restricted equity
Share capital		331.9	331.9	331.9	38.2
Restricted reserves		1,392.6	1,400.9	1,502.4	172.8

		1,724.5	1,732.8	1,834.3	211.0
Non-restricted equity
Non-restricted reserves		361.0	94.8	117.8	13.5
Net income for the year		(295.6)	120.7	(66.6)	(7.7)

		65.4	215.5	51.1	5.8
Total shareholders' equity		1,789.9	1,948.3	1,885.4	216.8
Minority interests in equity		6.5	4.7	15.8	1.8
Provisions
Provisions for pensions		1.8	0.4	0.5	0.1
Deferred tax liability	8	5.0	0	1.7	0.2
Other provisions	16	117.5	131.9	170.6	19.6

Total provisions		124.3	132.3	172.8	19.9
Long-term liabilities	17, 18
Interest-bearing
Convertible debenture loan		—	1,130.3	1,103.1	126.9
Overdraft facilities	18	17.5	37.1	—	—
Other liabilities to financial institutions		1,250.8	315.0	425.0	48.9
Other liabilities		8.5	9.3	7.1	0.8

		1,276.8	1,491.7	1,535.2	176.6

Non-interest-bearing		43.9	26.1	30.0	3.5

Total long-term liabilities		1,320.7	1,517.8	1,565.1	180.0
Current liabilities
Interest-bearing
Liabilities to financial institutions		125.0	350.0	225.0	25.9
Trade notes payable		0.0	0.2	—	—
Liabilities to associated companies		—	—	1.9	0.2

		125.0	350.2	226.9	26.1
Non-interest-bearing
Advances from customers		67.5	92.9	57.1	6.6
Accounts payable		1,172.7	1,274.4	818.1	94.1
Liabilities to associated companies		1.1	13.5	—	—
Tax liability		116.6	126.8	93.0	10.7
Other liabilities		554.0	488.6	384.3	44.2
Accrued expense and prepaid revenue	19	761.7	991.5	965.0	111.0

		2,673.6	2,987.7	2,317.6	266.6
Total current liabilities		2,798.6	3,337.9	2,544.5	292.6
Total liabilities and provisions		4,250.1	4,992.7	4,298.2	574.2

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		6,040.0	6,941.0	6,183.6	711.2

Contingent liabilities	20	165.9	135.3	120.1	13.8

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

		Year ended December 31,
	Note	2000	2001	2002	2002
		SEK			USD
Cash flow from operations
Net income for the year		(295.6)	120.7	(66.6)	(7.7)
Adjustments to reconcile net income/loss to net cash provided by operations	25	36.8	221.0	314.9	36.2

		(258.8)	341.7	248.3	28.5
Changes in working capital
Inventories		(455.2)	(523.5)	341.0	39.2
Accounts receivable		(25.9)	(100.2)	244.8	28.2
Other current receivables		(144.8)	150.4	(36.1)	(4.1)
Prepaid expense and accrued revenue		(52.1)	(261.3)	214.0	24.6
Short-term investments
Advances from customers		51.9	25.4	(35.7)	(4.1)
Accounts payable		410.2	101.7	(456.2)	(52.5)
Liabilities to associated companies		0.4	12.4	(13.5)	(1.5)
Tax liability		48.5	10.2	(33.8)	(3.9)
Other short-term receivables, non-interest-bearing		214.4	(64.9)	(101.0)	(11.6)
Accrued expense and prepaid revenue		145.2	229.8	(26.5)	(3.0)

Net cash flow from operations		(66.2)	(78.3)	345.3	39.7
Investing activities
Other investment in fixed assets		(232.8)	(105.5)	(98.0)	(11.3)
Acquisitions of shares in subsidiaries and associated companies		(164.1)	(160.8)	(276.7)	(31.8)
Other investments in shares and securities		—	—	(204.1)	(23.5)
Proceeds from sales of shares in subsidiaries and associated companies		129.1	—	204.1	23.5
Dividends from associated companies		34.0	48.6	34.5	4.0

Cash flow to investing activities		(233.8)	(217.7)	(340.2)	(39.1)
Financing activities
Change in other long-term receivables		(360.8)	(72.2)	87.8	10.1
Change in interest-bearing liabilities		550.9	349.3	(51.7)	(5.9)
Change in non-interest-bearing liabilities		43.6	(17.8)	3.9	0.4
Cash flow from financing activities		233.7	259.3	40.0	4.6
Net increase in cash and cash equivalents		(66.3)	(36.7)	45.2	5.2
Cash and cash equivalents at beginning of year		341.7	292.1	255.4	29.4

Cash and cash equivalents at end of year		292.1	255.4	300.6	34.6

        The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts in millions of Swedish kronor unless otherwise stated

Note 1

Business and organization

        Modern Times Group AB and its subsidiaries ("MTG" or the "Group") were formed in late 1994 as the media division of Industriförvaltnings AB Kinnevik ("Kinnevik"), at the time MTG's parent. In 1997, all of the shares in MTG were distributed to Kinnevik's shareholders as a special dividend.

        In March 2000, MTG exercised an option granted to MTG by Kinnevik (the "TV1000 Option") and acquired the assets and liabilities of TV1000. The purchase price was agreed at SEK 900 million, based on a valuation report prepared by an investment bank related to Kinnevik and MTG, and was paid in the form of 422,297 MTG A Shares and 1,266,892 MTG B Shares which were issued by MTG on June 16, 2000. The fair market value of these shares, approximately SEK 900 million, was calculated as the average closing price for the applicable shares over the 15 trading days preceding the option exercise date. During the years 1997-1999, MTG had contributed in total SEK 256 million to Kinnevik in order to cover the losses incurred by TV1000, in accordance with the terms of the option agreement, which were reported in the consolidated income statement of MTG as expensed option premium costs.

        MTG distributed all the shares in Metro International S.A. to the shareholders of MTG in August 2000. This distribution ("spin-off") was accounted for as a dividend to shareholders in the amount of SEK 164 million, which represents the historical cost of the net assets of Metro as of January 1, 2000. The results of Metro's operations are excluded form MTG's consolidated financial statements as of and for all periods subsequent to January 1, 2000. At December 31, 1999, MTG's Metro operations outside the Nordic region consisted of the Metro International business unit, while MTG's Nordic Metro operations consisted of the operations for Metro Stockholm, Gothenburg, Malmö and Helsinki.

        Mr. Jan H. Stenbeck was the Chairman of the Board of MTG until his death in August 2002. Pelle Törnberg was elected Chairman of the Board in August 2002. Companies other than Kinnevik related to MTG by shareholding interests of Mr. Stenbeck include Invik & Co. AB, Tele2 AB, Millicom International Cellular SA., Transcom WorldWide S.A. and Metro International SA. See Note 28 for a summary of related party transactions.

Accounting And Valuation Policies

        The Company complies with the Swedish Annual Accounts Act and recommendations issued by the Swedish Financial Accounting Standards Council.

Consolidated accounts

        The consolidated accounts include the parent company and all subsidiaries and associated companies. All material intercompany transactions and balances have been eliminated in consolidation.

        The consolidated accounts for the year were prepared based on the purchase method, as specified in the Annual Accounts Act and recommendations of the Swedish Financial Accounting Standards Council. By this method, the book value of the parent company's shares in each subsidiary is netted against that subsidiary's acquisition value, in other words, the subsidiary's shareholders' equity (including the equity component of untaxed reserves) at the time of acquisition based on a market appraisal of that subsidiary's net assets. The Group's shareholders' equity includes only that part of each subsidiary's equity added after acquisition. The difference between the acquisition value of shares in a subsidiary and the reported shareholders' equity of that subsidiary at the time of acquisition not resulting from differences between market value and book value of assets is reported as goodwill. Goodwill is amortized in accordance with the Swedish Annual Accounts Act and, as a rule, on a straight-line basis over five years. An individual assessment of the economic life of goodwill and surplus values is made, where the Company considers factors such as the foreseeable future for the industry, product life-cycles and the strength of trademarks, in order to determine for how long the high profitability is expected to prevail. This may result in amortization periods longer than five years or ten years. According to the assessment made following the acquisition of TV1000 in 2000, the economic life of its goodwill is 20 years.

        Profit/loss for the year is charged with tax on taxable earnings for the year ("Current tax") and with tax estimated for the change in untaxed reserves for the year ("Change in deferred tax") in each Group company. Tax liabilities in untaxed reserves are reported as a deferred tax liability, while the remainder of untaxed reserves are reported under shareholders' equity in restricted reserves.

        The balance sheets of the Group's foreign subsidiaries are translated into Swedish krona using the exchange rate prevailing on the closing date, while the income statements are translated using an average rate. The resulting translation differences are charged directly to shareholders' equity.

        Minority interest includes the share of net profit/loss and shareholders' equity. For negative shareholders' equity, a liability is reported for the minority to the extent that minority owners are expected to contribute their share of the deficit.

Accounts of associated companies

        Associated companies are reported based on the equity method. The Group's share of earnings in associated companies' profits or losses after financial items is reported under profit/loss on shares and participations in associated companies in the income statements. The share of associated companies' tax expense is reported among the Group's tax expenses.

        Surplus values on consolidation in foreign associated companies are reported as assets denominated in foreign currencies. These values are translated using the same principles applied to the associated companies' income statements and balance sheets.

        Companies in which the Group owns at least 20 percent and no more than 50 percent and in which that level of ownership is judged to be long-term are regarded as associated companies. This applies for example to P4 Radio Hele Norge ASA (33.1 percent) and StoryFirst (37 percent).

        Surplus values are attributable to assets in each associated company or to goodwill. Goodwill is amortized over five or ten years, while other fixed assets are depreciated or amortized based on each asset's depreciation/amortization schedule. The acquisition of StoryFirst Communications Inc is amortized over 20 years.

        The final accounts of associated companies are adjusted before the share of earnings is calculated so that the accounts comply with MTG's accounting and valuation principles.

        Adjustments to eliminate transactions with associated companies are included in the calculation of shares of profit/loss and equity. Such internal gains are reversed when capital gains are realized through external sales and/or when the MTG Group reduces its stake in the associated company.

        When the Group's capital participation in an associated company decreases because of an issue of new shares, the profit or loss is reported in the consolidated income statements under Profit/loss on shares and participations in associated companies. This is analogous to the rules stated in the Swedish Financial Accounting Standards Council's recommendation on reporting issues of new shares in subsidiaries.

Receivables and liabilities denominated in foreign currencies

        The Group's receivables and liabilities that are denominated in foreign currencies are translated into Swedish krona using exchange rates prevailing on the closing date. Realized and unrealized gains/losses on foreign exchange (exchange rate differences) are reported in the income statements. Exchange rate differences attributable to accounts payable or accounts receivable, for example, are reported in operating profit/loss, while differences attributable to loans or investments denominated in foreign currencies are reported under financial items.

Inventories

        Inventories are valued at the acquisition cost, generally using the "first in first out" method or actual value, whichever is lower.

        A significant portion of the amount reported as inventory by the Group refers to the TV channels' catalog of program rights. Program rights are reported as inventory when the license period has begun, the program itself is available for its first broadcast, the cost of the program is known, and the program content has been approved by the TV channel. At any time, the program inventories for MTG's TV channels roughly correspond to the future two months' program costs in addition to prepaid programming costs. Future payments in respect of contractual program rights that have not yet been reported as inventory are reported as memorandum item in Note 20. Inventories of program rights are valued at the acquisition cost or net realizable value, whichever is lower. The same program right may often be utilized at different broadcast times, sometimes in different channels and countries. These program rights are then amortized at the same rate as the revenues accrue.

Fixed assets

        Fixed assets are reported net after deductions for accumulated depreciation and amortization calculated on a straight-line schedule based on the acquisition cost of the asset and its estimated useful life.

        For calculating depreciation and amortization, fixed assets are classified in the following categories based on useful life.

Goodwill:	5-20 years
Capitalized development expenditure:	3-5 years
Machinery and equipment:	3-5 years
Beneficial rights-film rights:	Estimated revenue period, not always straight line amortization

        Beneficial rights refer primarily to rights to broadcast films, which are held for trading or selling purposes. They are presented in the balance sheet at acquisition cost less accumulated amortization. Amortization is made over the estimated revenue period at the same rate as the revenues are expected to accrue.

Impairment of fixed assets

        The Group continuously appraises the book value of fixed assets. A decline in value warrants a write-down of the book value if the present value of the estimated cash flow is less than the asset's book value.

Accounting for leases

        A financial lease is a contract that entails the lessee to a material extent enjoying all economic benefits and bearing all economic risks associated with the asset regardless of whether or not the lessee retains the legal right of ownership of the asset. For financial leases, the leasing asset is reported as a fixed asset and the obligation for future payments as a liability in the lessee's balance sheet.

        An operating lease is a lease that does not fulfill the conditions for a financial lease. For operating leases, the rental expense is reported in the lessee's accounts distributed equally over the period during which the asset is used, even if the payments are made according to some other schedule.

        For the lease of transponders for TV broadcasts via satellite, the contracts are continuously renegotiated, and current contracts specify a payment schedule expected to correspond to revenues. In this context, MTG expenses transponder costs at the time they come due for payment.

Barter transactions

        Barter entails the exchange of air time on TV or radio for other goods or services. Barter for dissimilar services transactions are reported at the market value of the goods or services involved. Revenues from barter transactions are reported when the commercial is broadcast. Expenses are reported when the good or service is consumed. The revenue recognized from barter amounted to SEK 22.4 million in 2000, SEK 45.2 million in 2001 and SEK 74.3 million in 2002.

Revenue recognition

        Revenue is recognized when it is probable that future economic benefits will flow to the Company, and these benefits can be measured reliably. In practice this means that revenue from the sale of services is recognized when the service is performed and that revenue from the sale of goods is recognized when the goods are delivered.

        Accordingly, MTG reports revenue from TV, radio, and newspaper advertising at the time of broadcast or publication. Subscription fees for pay TV are distributed over the subscription period. Revenues for the production of television programs for third parties are recognized according to the percentage-of-completion method.

Corporate income tax

        Tax liability reported includes actual Swedish and foreign corporate income taxes paid and deferred tax liabilities arising from temporary differences between accounts for financial reporting and accounts for tax assessment, calculated using the liability method. Such temporary differences are caused chiefly by untaxed reserves in Group companies. A deferred tax asset is reported corresponding to the value of loss carry-forwards if it is judged likely that they will be applied to taxable income in the foreseeable future.

        Deferred tax expenses and revenues resulting from temporary differences arising during the period are reported in the consolidated income statements in the line item Change in deferred tax.

Use of estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Statement of cash flows

        For purposes of the consolidated statements of cash flows, the Group considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The carrying amount of these items approximates fair value.

Convenience translation

        The consolidated financial statements as of and for the year ended December 31, 2002 are also presented in U.S. dollars ("USD"). These amounts are unaudited and are presented solely for the convenience of the reader at the rate of USD 1.00 = SEK 8.695, the Noon Buying rate of the U.S. Federal Reserve Bank at December 31, 2002. No representation is made that kronor amounts shown could have been, or could be converted into USD at that or any other rate.

Employee benefits

        Contributions to defined contribution plans are recognised as an expense as incurred.

        No compensation cost or obligation is recognised when share options are granted to employees, including Directors when the option exercise price equals the market value of the underlying shares at the date of the grant.

Basic and diluted earnings per share

        Basic earnings per share was determined based on the reported net income divided by the weighted average number of outstanding shares. Diluted earnings per share is derived by adding back the interest on convertible debentures, net of the tax effect, to net income, and then dividing the sum by the denominator for diluted earnings per share. For years when a negative net income was reported, however, diluted earnings per share equals basic earnings per share.

        The denominator for basic earnings per share is the weighted average number of shares outstanding each year. Since the number of shares outstanding changed during the year ended December 31, 2000, the weighted average number of shares in those years is not equal to the number of shares outstanding at the end of the year. The denominator for diluted earnings per share is the weighted average number of shares outstanding each year plus the average number of potential shares following full conversion or exercise of outstanding securities such as convertible debentures and options. In 2002, the potentially dilutive stock option program for employees, convertible into 1,997,722 MTG B shares and the MTG Subordinated Bonds due 2006, convertible into 2,790,960 MTG B shares have not been included in the denominator for dilutive earnings per share since such an inclusion would have an anti-dilutive effect. In 2001, the potentially dilutive stock option program for employees, convertible into 1,802,354 MTG B shares and the MTG Subordinated Bonds due 2006, convertible into 2,790,960 MTG B shares have not been included in the denominator for dilutive earnings per share since such an inclusion would have an anti-dilutive effect. In 2000, a net loss was reported, therefore, the denominator for diluted earnings per share equals the denominator for basic earnings per share.

Changes in Swedish Accounting Policies in 2001

        In 2000, the Swedish Financial Accounting Standards Council issued Accounting Standard No. 15 "Accounting for Intangible Assets", which MTG elected to adopt in 2001. This new Accounting Standard prescribes, among other things, that start-up expenses for new operations must be accounted for as expenses when they are incurred, and can no longer be capitalized.

        As a result of Accounting Standard No. 15, the Company's consolidated opening balance as of and for the year ended December 31, 2001 was adjusted so that previously reported intangible assets of SEK 850 million (less a deduction of SEK 238 million as a result of the tax effect of implementing Accounting Standard No. 15) was charged directly to non-restricted shareholders' equity. In addition, the equity share of associated companies in MTG decreased by SEK 52 million, which is also charged directly to non-restricted equity. Furthermore, SEK 85 million was reclassified from intangible assets to prepaid expenses.

        When the new accounting principles were implemented, the comparative figures for the previous year were adjusted and the effect on the 2001 opening balance was taken directly to equity after adjustment for the tax effect of this write-off.

        The following is a summary of the effect on shareholders equity and on net income for the years ended December 31, 2000, of adopting this accounting policy on January 1, 2001 and restating prior period financial statements.

	2000
	Net Income	Shareholders Equity
	(in SEK million)
As previously reported	202.5	2,453.9
Effect of retroactive application of charge in accounting for development cost	(498.1)	(664.0)

As restated	(295.6)	1,789.9

Note 2 SEGMENTAL INFORMATION

Business Segments

        During 2002, MTG was financially organized in seven business units: Viasat, MTG New Media, MTG Radio, MTG Publishing, MTG Modern Studios, MTG TV-Shop and SDI Media. Effective January 1, 2001, MTG reorganized its operations by transferring certain of its and Viasat operations and MTG TV-Shop operations, such as "everyday.com", "everymobile.com", "everytext" and "everyday.tv", into a new business division called MTG New Media. The remainder of MTG TV-Shop's operations continue to operate within MTG TV-Shop. Also in connection with this reorganization, MTG transferred operating responsibility for its TV8 Pay-TV channel from Viasat to MTG Publishing. TV8 was subsequently transferred back to Viasat during 2002. The segment data for the years ended December 31, 2001 and 2000 has been revised to conform with the new organizational structure.

        On May 25, 2000, the Annual General Meeting of MTG's shareholders adopted a proposal to distribute all of the shares in Metro International SA to MTG's shareholders. Metro International includes all operations previously reported as the Metro International business segment, as well as the Swedish and Finnish Metro operations, which were reported in the two years, 1998 and 1999 as part of the Publishing segment. The demerged operations accounted for SEK 519 million of total net sales in the consolidated accounts of MTG in the year ended December 31, 1999.

        The Viasat segment consists principally of twenty television channels in nine countries. In addition, the Company owned a 15.1 percent interest in TV4, a television station in Sweden.

        The MTG New Media segment consist of certain newly started business related to mobile, digital-TV and Internet services as well as teletext business in Sweden and Spain.

        The MTG Radio segment produces and transmits radio shows nationwide in Sweden, in Estonia as well as in Latvia. In addition, the radio segment holds a 33.1 percent interest in P4 Radio Hele Norge, an advertising financed radio station in Norway.

        The MTG Publishing segment published Finanstidningen, a daily financial newspaper, until February 2002 when Finanstidningen was closed down and a new daily financial newspaper, Finans Vision, was started. The business area MTG Publishing was subsequently closed down in 2003, and the remaining operations were transferred to MTG Modern Studios. See "Item 8.—Financial Information—Subsequent Events".

        The MTG TV-Shop segment sells products via television and other electronic media across Europe.

        The MTG Modern Studios segment mainly produces programming services for sale to Viasat and to unaffiliated customers. This segment also produces Swedish motion pictures, acquires and distributes European films and trades film rights.

        The SDI Media segment provides subtitling and dubbing services for sale to Viasat and to unaffiliated customers.

        Other operations include operations of the parent company of the Group and the holding companies of the Norwegian and Danish operations of the Group and of companies disposed of or closed down.

Review of the Group

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Net sales by segment
Viasat	3,808.1	4,552.2	4,353.3
MTG New Media	60.8	106.6	103.5
MTG Radio	132.9	124.0	157.3
MTG Publishing	214.1	177.3	134.0
MTG TV-Shop	580.5	755.1	670.7
MTG Modern Studios	551.1	626.9	601.9
SDI Media	330.4	397.2	378.9
Parent company and other companies	105.1	110.2	122.7
Eliminations	(352.1)	(447.8)	(499.0)

Total	5,430.9	6,402.1	6,023.2

        Eliminations are eliminations of sales revenues between business areas, primarily sales from the MTG Modern Studios and SDI Media business areas to the Viasat business area. Such sales are made at market prices.

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Operating income/loss by segment
Viasat	473.8	537.3	390.1
Sale of shares in TV4	106.0	—	162.9
Viasat digital project	(555.0)	(15.0)	—
Victory Challenge	—	—	(30.0)
MTG New Media	(39.3)	(69.6)	22.0
MTG Radio	18.2	12.6	(31.0)
MTG Publishing	(26.4)	(68.9)	(102.3)
MTG TV-Shop	(127.0)	(33.1)	11.5
MTG Modern Studios	2.6	79.2	58.3
SDI Media	17.9	41.5	53.7
Parent company and other companies	(116.9)	(112.1)	(163.1)
Non-recurring items	—	—	(95.8)
Metro Sweden's sales company, Jan-May 2000	32.3	—	—
Eliminations	(13.2)	(12.0)	(9.6)

Total	(227.0)	359.9	266.8

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Total assets by segment
Viasat	3,757.5	4,344.8	4,671.7
New Media	35.2	57.6	(66.1)
MTG Radio	103.0	107.2	141.4
MTG Publishing	90.5	79.3	36.2
MTG TV-Shop	450.3	331.5	329.8
MTG Modern Studios	430.8	445.8	435.9
SDI Media	186.7	218.3	165.0
Parent company and other companies	986.1	1,356.5	469.7

Total	6,040.0	6,941.0	6,183.6

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Income/(loss) before tax by segment
Viasat	446.2	458.3	322.9
Sale of shares in TV4	106.0	—	162.9
Viasat digital project	(555.1)	(15.0)	—
Victory Challenge	—	—	(30.0)
MTG New Media	(39.3)	(69.5)	20.7
MTG Radio	15.0	8.3	(39.7)
MTG Publishing	(30.3)	(77.6)	(112.9)
TV-Shop	(158.5)	(43.0)	(17.4)
MTG Modern Studios	(3.8)	73.8	50.6
SDI Media	11.9	33.1	52.7
Parent company and other companies	(84.3)	(106.3)	(276.2)
Non-recurring items	—	—	(95.8)
Metro Sweden's sales company, Jan-May 2000 Eliminations Total Total	32.3	—	—
Eliminations Total	(13.2)	(12.0)	(9.6)

Total	(273.1)	250.1	28.4

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Depreciation by segment
Viasat	147.5	124.4	137.6
New Media	—	2.3	2.2
MTG Radio	1.3	3.0	4.2
MTG Publishing	9.9	9.6	51.1
MTG TV-Shop	21.7	21.4	16.4
MTG Modern Studios	24.8	40.0	44.2
SDI Media	14.0	18.1	13.6
Other	23.3	17.6	17.9

Total	242.3	236.4	287.1

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Capital expenditures by segment
Viasat	91.8	58.5	30.0
New Media	—	7.8	2.4
MTG Radio	1.9	0.5	3.8
MTG Publishing	—	1.5	0.1
MTG TV-Shop	17.3	7.1	1.8
MTG Modern Studios	78.7	21.3	53.5
SDI Media	25.2	5.8	0.9
Other	17.9	3.0	5.6

Total	232.8	105.5	98.0

        The geographic distribution of net sales (according to purchaser's market) was as follows:

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Sweden	2,383.2	2,504.0	2,215.1
Norway	861.5	1,138.2	986.1
Denmark	1,261.3	1,526.1	1,595.3
Rest of Europe	742.6	953.6	977.8
North America	135.0	202.9	186.8
South America	1.9	12.1	4.1
Asia	45.1	64.9	57.9
Africa	0.3	0.2	—

	5,430.9	6,402.1	6,023.2

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Operating income by country
Sweden	(722.5)	(120.6)	(229.4)
United Kingdom	414.2	415.8	17.7
Other	81.3	64.7	478.5
Consolidated	(227.0)	359.9	266.8
Financial items. net	(46.1)	(109.9)	(238.4)

Income before tax	(273.1)	250.0	28.4

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Total assets by country
Sweden	3.253.8	3,552.6	3,051.1
United Kingdom	1.612.2	1,811.1	1,509.2
Other	1.174.0	1,577.3	1,623.3

Total assets	6.040.0	6,941.0	6,183.6

Note 3 NON-RECURRING ITEMS

Income From Corporate Development

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Bade Og AS	2.1	—	—
Nordic Satellite Distribution AS	0.8	—	—
P4 Finland Oy	4.5	—	—
T&T Broadcasters Oy	—	—	—
Vision Recording AB	0.4	—	—

Total	7.8	—	—

        Income from corporate development includes capital gains on the sale of shares in subsidiaries and associated companies and similar transactions.

Income From Sales Of Securities

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Sales of shares in TV4 AB	106.0	—	162.9
Sale of shares in Group Companies	—	—	(0.2)

	106.0	—	162.7

        In 2000, MTG sold part of its shareholding in TV4 for SEK 126 million, thereby realizing a net gain of SEK 106 million, decreasing its ownership from 22.4 percent to 20.1 percent. In 2002, MTG sold another part of its shareholding in TV4 for SEK 204 million, decreasing its ownership from 20.1 percent to 15.1 percent.

Expensed Option Premium for TV1000

        Since an arbitration in connection with the mandatory redemption of the minority shareholders in TV1000 was ongoing at the time of MTG's demerger from Kinnevik, Kinnevik retained the loss making company TV1000 subsequent to the demerger. MTG, however, received an option to purchase TV1000 from Kinnevik for the market value of TV1000 as determined at the time of exercise by Kinnevik and MTG. MTG, pursuant to contractual arrangements among Kinnevik, TV1000 and MTG's distribution subsidiary, Viasat, continued to have full operational and management responsibility for TV1000, and Viasat continued to have the exclusive right to sell subscriptions to TV1000. According to the contract, MTG was responsible for the losses in TV1000 that exceeded SEK 100 million in 1997, SEK 60 million in 1998, and 30 million in 1999. Kinnevik had transferred responsibility for operations to MTG. Under the same agreement, profits in TV1000, if any, were to be divided equally between MTG and Kinnevik. The losses in 1997, 1998 and 1999 were covered by the payment by MTG to Kinnevik each year of an option premium, the amount of which corresponded to the net loss incurred by TV1000, reduced by the portion of the loss which Kinnevik had agreed to cover. In March 2000, MTG exercised the option to purchase TV1000.

        In March 2000, MTG exercised the TV1000 Option and acquired the assets and liabilities of TV1000 Sverige AB at a purchase price of SEK 900 million, based on a valuation report prepared by an investment bank related to Kinnevik and MTG. MTG paid the purchase price in the form of 422,297 MTG A Shares and 1,266,892 MTG B Shares, which were issued by MTG on June 16, 2000. The fair market value of these shares, approximately SEK 900 million, was calculated as the average closing price for the applicable MTG Shares over the 15 trading days preceding the option exercise date. The value of these newly issued MTG Shares corresponds to the agreed purchase price. During the years 1997-1999, MTG had contributed in total SEK 256 million to Kinnevik in order to cover the losses incurred by TV1000, in accordance with the terms of the option agreement, which were reported in the consolidated income statement of MTG as expensed option premium costs. The total of the purchase price paid for TV1000 in the form of new MTG shares, SEK 900 million, and the option premium costs is SEK 1,156 million.

Cost associated with Viasat Digital project

        During April 2000 MTG started to transmit its Pay-TV digitally. During the year 2000 costs associated with the conversion to digital transmission technique and costs for converting analog Viasat Gold subscribers to digital customers was charged to the income statement with SEK 555.0 million. During 2001 costs of SEK 15.0 million was charged to the income statement in order to finalize this project.

Result in Metro Sweden's Sales Company January-May 2000

        For several reasons, including adverse tax effects, MTG did not include in the spin-off of Metro its Swedish sales company, which is also a holding company for assets such as the Group's shares in Finanstidningen. Instead the sales activities in this company were transferred to a new company in the Metro Group, effective June 1, 2000. Earnings from this business for the first five months of 2000 have been consolidated in MTG's accounts and are therefore reported on a separate basis.

Note 4 DEPRECIATION AND AMORTIZATION

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Capitalized development expenses	(49.1)	(17.0)	(17.9)
Beneficial rights	(20.8)	(34.0)	(38.2)
Goodwill	(89.6)	(108.7)	(154.7)
Machinery and other technical plant	(15.0)	(14.8)	(5.6)
Equipment, tools, and installations	(67.8)	(61.9)	(70.7)

Total	(242.3)	(236.4)	(287.1)

Note 5 SHARE OF EARNINGS IN ASSOCIATED COMPANIES

        As of December 31, 2002, the Group's equity-method investees, the Group's approximate ownership interest in each investee based on outstanding shares, and the Group's share of earnings (losses) from each investee were as follows:

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Electric Farm ASA (9%)	0.0	0.0	0.0
Everyday Webguide AB (50%)	(47.6)	(56.9)	(14.6)
Mediainvest Holding AS (—)	(1.5)	(0.9)	—
Mediamätning i Skandinavien MMS AB (43%)	0.0	—	4.6
P4 Finland Oy (—)	(4.2)	—	—
P4 Radio Hele Norge ASA (33%)	24.6	28.0	(7.3)
Radio National I Lulea AB (49%)	(0.8)	(0.9)	(0.8)
Radio National i Skelleftea AB (49%)	(0.7)	(0.6)	(0.7)
Radioindustri Xerkses I Boras AB (49%)	(1.4)	(1.7)	(1.5)
ScanSat A/S (50%)	0.0	—	—
SIA Radio Rigas Jurmala (—)	(2.9)	0.0	—
Svensk Programagentur AB (50%)	1.0	1.7	9.5
TV3 Estonia (—)	(5.6)	(1.9)	—
TV3 Latvia (—)	(12.0)	0.0	—
TV4 AB (15.1%)	67.4	59.3	(18.1)
Vision Recording AB (—)	0.0	—	—
Finland Radio Investment AS (50%)	—	(1.0)	(1.0)
Gigahertz KB (33%)	—	(0.1)	(0.1)
Story First Communications, Inc (37%)	—	—	26.3

Total	16.3	25.0	(3.9)

        Associated companies are reported based on equity accounting. The share of earnings is equal to the MTG Group's share in the profit/loss after financial items in each associated company after conversion into Swedish kronor and after adjustments to MTG's accounting principles (when necessary), less amortization of goodwill on consolidation generated when MTG acquired that shareholding. For some companies, the calculation of share in profit/loss was based on preliminary accounts that had not yet been audited.

        The remaining capital of Everyday Webguide AB is held by Tele2 AB (50 percent). In January 2001, the remaining capital of TV3 Latvia was purchased and the company is now a fully owned subsidiary of MTG. In January 2002, the remaining capital och TV3 Estonia and Mediainvest Holding AS, Estonia, were purchased and the companies are now fully owned subsidiaries of MTG. In mid-May 2002 the Company sold 1,000,000 TV4 shares, thereby reducing the holding from 20.1 percent to 15.1 percent of the shares in TV4. TV4 was accounted for as an associated company until the date of the transfer of the 1,000,000 TV4 shares in mid-May 2002.

        Summarised statement of operations information of the Group's equity-method investees, combined, is as follows:

	Year ended December 31,
	2000	2001	2002
	(in SEK thousands)
Net sales	2,886,677	2,557,677	1,543,759
Gross profit (loss)	681,963	480,617	666,620
Net income (loss)	252,633	71,694	(4,184)

Note 6 INTEREST REVENUE AND SIMILAR INCOME

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Interest revenue	37.9	50.8	58.6

Note 7 INTEREST EXPENSE AND SIMILAR COSTS

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Interest expense	(65.5)	(119.0)	(67.7)
Exchange rate differences	(8.8)	47.4	(160.9)
Other	(7.2)	(21.9)	(37.1)

	(81.5)	(93.5)	(265.6)

        As a rule, no hedging positions are taken to protect the Group against the effects of fluctuations in exchange rates, neither for transaction exposure nor exposure through equity in foreign subsidiaries.

Note 8 TAXES

	Year ended December 31,
	2000	2001	2002
Distribution of profit/loss before tax and minority interest
Sweden	(539.3)	(207.0)	(331.0)
Norway	72.4	177.7	114.9
Denmark	83.0	103.5	177.8
United Kingdom	211.5	216.8	(139.0)
Other countries	(100.7)	(41.0)	205.6

	(273.1)	250.0	28.4

Distribution of tax expense
Current tax
Sweden	(28.9)	(0.9)	(3.5)
Norway	(6.9)	(0.9)	(37.3)
Denmark	(24.5)	(30.8)	(40.2)
United Kingdom	(83.3)	(69.2)	(7.3)
Other countries	(11.4)	(55.1)	(46.7)

	(155.0)	(156.9)	(135.0)

Change in deferred tax liability
Sweden	139.1	65.2	41.1
Norway	(14.2)	(40.9)	4.2
Denmark	0.0	0.0	20.1
United Kingdom	1.5	0.0	(20.0)
Other countries	4.9	0.7	(2.5)
	131.3	25.0	42.8

Total	(23.7)	(131.9)	(92.2)

        Associated companies' taxes account for SEK 3.7 million, SEK 27.5 million, SEK 31.9 million of the total tax expense for 2002, 2001 and 2000 respectively.

	Year ended December 31,
	2000	2001	2002
Deferred tax receivable
Sweden	218.0	283.3	331.4
Norway	56.9	19.6	25.2
Denmark	0.0	0.0	20.1
United Kingdom	20.3	20.3	0.3
Other countries	4.7	0.5	—

	299.9	323.7	377.0

Distribution of deferred tax liabilities
Sweden	0.0	0.0	—
Norway	0.0	0.0	—
Denmark	0.0	0.0	—
United Kingdom	0.0	0.0	—
Other countries	5.0	0.0	1.7

	5.0	0.0	1.7

        The Group had loss carry-forwards without expiration date of SEK 1,220 million in Sweden and Denmark at December 31, 2001. The accounts for 2002 include deferred tax receivable corresponding to 28 percent and 30 percent of the loss carry-forwards in Sweden and Denmark respectively, since it is judged likely that the Group will be able to apply its loss carry-forwards to taxable surplus. In accordance with the prudence concept, no deferred tax receivable is reported for the value of loss carry-forwards outside Sweden, Denmark and Norway.

        Unrecognized net operating loss carry-forwards outside of Sweden, Denmark and Norway by expiry date:

(In SEK million)
2003	2.2
2004	6.6
2005	7.2
2006	4.9
2007 and thereafter	64.3
No expiry date	277.4

362.6

	Year ended December 31,
	2000	(%)	2001	(%)	2002	(%)
Reconciliation of tax expense
Tax/Tax rate in Sweden	76.5	28.0	(70.0)	(28.0)	(7.9)	(28.0)
Non-deductible expenses	(45.8)	(16.7)	(19.8)	(7.9)	(58.4)	(205.7)
Foreign tax rate differential	(7.6)	(2.8)	(14.2)	(5.7)	5.7	20.1
Effect of loss carry-forwards	(5.8)	(2.1)	8.7	3.5	79.3	279.1
Losses for which no tax benefit was recognized	(41.0)	(15.0)	(36.6)	(14.6)	(110.8)	(390.0)
Effective tax/tax rate	(23.7)	(8.6)	(131.9)	(53.0)	(92.2)	(324.7)

        Non-deductible expenses refer mainly to goodwill amortization in the consolidated accounts and certain interest expenses in the United Kingdom.

Note 9 TANGIBLE AND INTANGIBLE FIXED ASSETS

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Capitalized development expenses
Acquisition value	226.4	154.4	143.8
Accumulated depreciation	(115.8)	(92.4)	(104.4)
Net book value	110.6	62.0	39.4
Beneficial rights
Acquisition value	388.6	440.6	445.5
Accumulated depreciation	(90.5)	(130.6)	(148.2)
Net book value	298.1	310.0	297.3
Goodwill
Acquisition value	1,339.8	1,435.7	1 507.9
Accumulated depreciation	(294.4)	(403.1)	(557.8)
Net book value	1,045.4	1,032.6	950.1
Machinery, technical plant
Acquisition value	109.8	58.4	59.5
Accumulated depreciation	(82.2)	(42.0)	(43.1)
Net book value	27.6	16.4	16.4
Equipment, tools
Acquisition value	636.6	718.5	567.8
Accumulated depreciation	(412.3)	(481.5)	(370.9)
Net book value	224.3	237.0	197.0

Intangible Assets

	Capitalized development expenses	Beneficial rights	Goodwill
	(in SEK millions)
Acquisition values brought forward	154.4	440.6	1 435.7
Change in Group structure.
reclassifications etc	(2.0)	0.6	—
Investments during the year	1.5	53.4	72.2
Divestment/retirement during the year	—	(4.3)	—
Translation differences	(10.1)	(44.8)	—
Acqusition values carried forward	143.8	445.5	1 507.9
Accumulated depreciation brought forward	(92.4)	(130.6)	(403.1)
Changes in Group structure.
reclassifications etc	0.6	(0.7)
Depreciation during the year	(17.9)	(38.2)	(154.7)
Write-downs during the year	—	(0.2)	—
Translation differences	5.3	21.5	—
Accumulated depreciation carried forward	(104.4)	(148.2)	(557.8)
Residual value carried forward	39.4	297.3	950.1

Tangible Assets

	Machinery. technical plant	Equipment. tools
	(in SEK millions)
Acquisition values brought forward	58.4	718.5
Change in Group structure.
reclassifications etc	(2.9)	(139.5)
Investments during the year	6.0	39.3
Divestment/retirement during the year	(3.6)	(36.4)
Translation differences	1.5	(14.1)
Acqusition values carried forward	59.5	567.8
Accumulated depreciation brought forward	(42.0)	(481.5)
Changes in Group structure.
reclassifications etc	1.9	155.1
Divestment/retirement during the year	3.5	18.0
Depreciation during the year	(5.6)	(70.7)
Write-downs during the year	(0.3)	(1.1)
Translation differences	(0.6)	9.4
Accumulated depreciation carried forward	(43.1)	(370.9)

Residual value carried forward	16.4	197.0

Note 10 ACCOUNTS RECEIVABLE

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Gross accounts receivable	1,027.5	1,131.2	943.0
Less allowances for doubtful accounts	(46.5)	(50.0)	(106.9)

	981.0	1,081.2	836.2

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Allowance for doubtful accounts
Balance at beginning of year	26.5	46.5	50.0
Charged to allowance and expenses	20.6	5.4	56.0
Write-offs	(0.6)	(1.9)	(1.2)
Reversed write-offs	—	—	2.1

Balance at end of year	46.5	50.0	106.9

Note 11 LONG-TERM FINANCIAL ASSETS

        The following table summarises the Group's ownership interest and investment in equity-method investees as of December 31, 2002. Market value information is presented below for those investees whose shares are publicly traded and is based on quoted market prices as of December 31, 2002.

	Registered office	Share capital	Voting rights	Book value	Market value
		(%)	(%)	(in SEK thousand)
Shares in associated companies
Everyday Webguide AB	Stockholm	50	50	0
Forum och Marknad 107,7 i Nyköping HB	Nyköping	33	33	0
Gamla Stans Millennium Evenemang KB	Stockholm	25	25	0
GigaHertz 106,7 i Malmö HB	Malmö	33	33	0
GH GigaHertz KB	Göteborg	33	33	2,401
Göteborg Air 105,9 HB	Göteborg	33	33	0
Jönköpings Reklamradio 106,0 HB	Jönköping	33	33	0
Mediamätning i Skandinavien MMS AB	Stockholm	43	43	7,199
P4 Radio Hele Norge ASA	Norway	33	33	46,200	37,641
Power i Stockholm HB	Stockholm	33	33	0
Radio 2000 107,6 Helsingborg HB	Helsingborg	33	33	0
Radio Air 104,5 i Hällby och Eskilstuna HB	Eskilstuna	33	33	0
Radio National i Luleå AB	Stockholm	49	49	1,026
Radio National i Skellefteå AB	Stockholm	49	49	712
Radio Storpannan 104,8 i Göteborg HB	Göteborg	33	33	0
Reklammedia 104,4 i Kil och Karlstad HB	Karlstad	33	33	0
Reklammedia 107,3 i Kristianstad HB	Kristianstad	33	33	0
Rix i Borås AB	Borås	49	49	0
Rix i Skandinavien AB	Stockholm	50	50	46
ScanSat A/S	Denmark	50	50	1,956
Stop AB	Uppsala	50	50	46
Svensk Programagentur AB	Göteborg	50	50	5,964
Trestad Air 105,0 HB	Vänersborg	33	33	0
Växjö Reklamradio 104,3 HB	Växjö	33	33	0
Z-Radio 101,9 HB	Stockholm	33	33	0
Östersund Air 104,0 HB	Östersund	33	33	0
FRI Finland Radio Investment AS	Norway	50	50	25,085
KB Stengrunden nämnändr till Kimtevill HB	Stockholm	33	33	0
Story First Communcation, Inc	Delaware, USA	37	37	212,073

				302,708

        Summarised balance sheet information for the Group's equity method investees on a combined basis is as follows:

	2000	2001	2002
Current assets	1,804,591	1,408,680	2,237,384
Noncurrent assets	450,421	317,024	532,546
Current liabilities	1,117,564	655,725	1,566,153
Noncurrent liabilities	214,873	267,892	2,365
Net assets	922,574	802,088	1,201,411

        Activity in the Group's equity method investees for the years ended December 31, 2000, 2001 and 2002 is as follows:

Reconciliation of the book value of shares in associated companies (within the group)	2000	2001	2002
	(in SEK millions)
Balance brought forward January 1,	272.1	268.6	307.7
Investment in associated companies	4.1	33.2	193.6
Share of earnings in associated companies
as per note 5	16.3	25.0	(3.9)
Share of tax expense in associated companies	(31.9)	(27.5)	(3.7)
Dividend received	(34.0)	(49.0)	(34.4)
Reclassified	60.1	53.7	(119.9)
Sold shares	(17.7)	—	(41.2)
Translation differences	(0.4)	3.7	4.5

Balance as at December 31,	268.6	307.7	302.7

	December 31, 2002
Shares and participations in other companies	Share Capital	Voting Rights	Book Value	Market Value
	(%)		(in SEK thousands)
Metro International S.A.	4.2	2.3	97,861	25,389
TV4 AB	15.1	15.1	124,506	377,502
Other			400

Total Book Value			222,767

	December 31, 2001
Shares and participations in other companies	Share Capital	Voting Rights	Book Value	Market Value
	(%)		(in SEK thousands)
Metro International S.A.	4.2	2.3	97,861	184,353
Other			348

Total Book Value			98,209

	December 31, 2000
Shares and participations in other companies	Share Capital	Voting Rights	Book Value	Market Value
	(%)		(in SEK thousands)
Metro International S.A.	1	2	13,908	71,000
Oy Suomen Uutisradio AB	17	17	18,989
Other			1,866

Total Book Value			34,703

Note 12 REMAINING INTEREST IN METRO

        On August 15, 2000, all shares in Metro International S.A. were distributed to the shareholders of MTG. Following the demerger, MTG's remaining interest in Metro consisted of a convertible debenture loan totalling $23.5 million and a commercial loan with a borrowing limit of $23.5 million. The Metro convertible debentures bear interest at the rate of 6 percent per annum and mature in May 2003. They were convertible into 8,296,895 Metro A shares and 8,296,895 Metro B shares. The Commercial loan matures in May 2003 and bears interest at LIBOR plus 2 percent.

        In December 2000, part of the convertible debenture loan was converted into 1,000,000 Metro A shares.

        In October 2001, MTG acquired additional 263,862 Metro A shares and 3,267,142 Metro B shares in connection with the private placement in Metro.

        In May 2002, MTG invested in a new convertible bond debenture loan of USD 20.0 million. The loan is conbertible into 9,950,249 Metro B shares.

        The convertible debenture loans are included in MTG's balance sheet as of December 31, 2002 at a book value of SEK 371.4 million. They are convertible into 7,296,895 Metro A shares and in total 18,247,144 Metro B shares, representing a market value of SEK 147 million as of December 31, 2002. The nominal value of the loans are SEK 371.4 million. The fair value based on the underlying market price of Metro A and B shares, which was SEK 5.40 for the A share and 5.90 for the B share on December 31, 2002, is SEK 147 million.

        The 1,263,862 Metro A shares and 3,267,142 Metro B shares owned by MTG are included in the balance sheet as of December 31, 2002 at a book value of SEK 97.9 million, and had a market value of SEK 25.4 million, based on the closing price of Metro shares on the Swedish stock exchange.

        On June 10, 2003 MTG agreed to participate in a debt-for-equity swap in Metro. At the same time MTG converted the currency denomination of the loans and convertibles to Swedish kronor. As part of the debt-to-equity swap in Metro, MTG will receive 51.1 million new Metro class A shares and 93.6 million new Metro class B shares at a price of SEK 3.75 per share in exchange for the retirement of SEK 542 million of interest-bearing loans to Metro, including interest accrued up to May 31, 2003. No interest will be charged on the loans to Metro for the period between May 31, 2003 and the completion of the transaction.

Note 13 PREPAID EXPENSE AND ACCRUED REVENUE

	Year ended December 31,
	2000	2001	2002
Prepaid transponder costs	29.4	18.0	40.5
Prepaid financing costs	—	56.4	44.5
Prepaid sales costs	85.5	197.0	106.5
Accrued sales revenue	117.9	113.0	55.4
Prepaid distribution costs	—	11.7	13.0
Other	67.9	165.9	144.9

Total	300.7	562.0	404.8

Note 14 SHORT-TERM INVESTMENTS

	Year ended December 31,
	2000	2001	2002
Spanish treasury bills	16.7	—	—
Other	—	0.8	4.7

Total	16.7	0.8	4.7

        Spanish treasury bills, which are stated at cost, were held by a Spanish subsidiary of MTG in December 2000 as a short-term investment of excess liquid funds.

Note 15 SHAREHOLDERS' EQUITY

Shareholders' equity

        Shareholders' equity consists of share capital, restricted reserves and non-restricted reserves (including net income for the year).

Restricted reserves

        In accordance with statutory requirements in Sweden, the Company must maintain reserves not available for distribution.

        A transfer to a legal reserve is required each year in an amount at least equal to 10 percent of the previous year's net income until such reserve equals 20 percent of the share capital. Subject to the restrictions of the Swedish Companies Act, the legal reserves not available for distribution by the Group and the Swedish subsidiaries may be utilized for a stock distribution or to cover a deficit under certain circumstances.

        Other restricted reserves also include the equity portion of untaxed reserves and equity in associated companies, and the portion of the cumulative translation adjustments attributable to restricted reserves.

Non-restricted reserves

        The Swedish Companies Act provides that the Group's earnings after appropriations to its restricted reserve (until it equals 20 percent of the share capital) and after covering losses for previous years shall be available for distribution to shareholders. Statutory restrictions on the amounts available for dividends consist of the general limitation that amounts to be distributed are not permitted to adversely affect the cash needs or financial position of the Company or exceed cumulative consolidated earnings.

        Dividends are approved at the annual general meeting of shareholders and generally cannot be higher than the dividend proposed by the Board of Directors.

        The following table sets forth certain information relating to the Company's share capital as of the following dates:

	MTG A Shares	MTG B Shares	Nominal Value
		(in SEK millions)
December 31, 1997	15,123,741	44,573,991	298.5
December 31, 1998	15,123,741	44,573,991	298.5
December 31, 1999	15,123,741	44,573,991	298.5
March 21, 2000	420,462	—	300.6(1)
June 7, 2000	4,567,773	—	323.4(1)
June 16, 2000	422,297	1,266,892	331.9(2)
December 31, 2000	20,534,273	45,840,883	331.9
December 31, 2001	15,545,621	50,829,535	331.9(3)
December 31, 2002	15,545,621	50,829,535	331.9(3)
	Share capital	Restricted reserves	Non- restricted reserves	Total
	(in SEK millions)
Balance as of January 1, 2000	298.5	98.9	525.0	922.4
Translation differences	—	—	13.3	13.3
New share issue	33.4	1,280.5	—	1,313.9
Dividend	—	—	(164.1)	(164.1)
Transfer between restricted and non-restricted equity	—	13.2	(13.2)	—
Net income for the year 2000	—	—	(295.6)	(295.6)
Balance as of December 31, 2000	331.9	1,392.6	65.4	1,789.9
Translation differences	—	—	37.7	37.7
Transfer between restricted and non-restricted equity	—	8.3	(8.3)	—
Net income for the year 2001	—	—	120.7	120.7
Balance as of December 31, 2001	331.9	1,400.9	215.5	1,948.3
Translation differences	—	—	3.7	3.7
Transfer between restricted and non-restricted equity	—	101.5	(101.5)	—
Net income for the year 2002			(66.6)	(66.6)
Balance as of December 31, 2002	331.9	1,502.4	51.1	1,885.4

(1)
New issue of MTG Shares in connection Kinnevik exercising their right to convert long-term debt to equity (see note 28).

(2)
Shares issued to Kinnevik in connection with the acquisition of TV1000 (see notes 3 and 28).

(3)
On April 9, 2001 4,988,652 Class A shares were converted into 4,988,652 Class B shares.

        The holder of an MTG A share is entitled to ten votes, and the holder of an MTG B share is entitled to one vote.

        Restricted reserves in the Group include SEK 74.8 million in a capital interest reserve, representing the positive difference between the consolidated value and book value of each company's holding of shares in associated companies in subgroups. Accumulated translation differences included in shareholders equity totaled SEK (17.5 million), SEK 20.2 million and SEK 23.9 million as of December 31, 2000, 2001 and 2002, respectively.

        The increase in consolidated shareholders' equity resulting form the conversion of the convertible debenture loan into 4,988,235 MTG A Shares and the issue of 422,297 MTG A Shares and 1,216,892 MTG B Shares to a company in the Kinnevik Group in connection with the acquisition of TV1000 are accounted for above as issues of new shares. On August 15, 2000, all shares in Metro International S.A. were distributed to the shareholders of MTG. In the consolidated financial statements, the value at the MTG Group level of the net assets in Metro is accounted for as a dividend.

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Comprehensive income
Net income for the year	(295.6)	120.7	(66.6)
Currency translation adjustment	13.3	37.7	3.7

Total	(282.3)	158.4	(62.9)

Note 16 OTHER PROVISIONS

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Provision for music royalties	117.5	126.3	142.6
Other	—	5.6	28.0

	117.5	131.9	170.6

        MTG's TV channels have differences of opinion with the Swedish Performing Rights Society (STIM), its Norwegian counterpart TONO and its Danish counterpart KODA on the matter of compensation for music played on the TV channels. Provisions have been made in the accounts corresponding to the estimated outcome of ongoing litigation and negotiations (see note 21).

Note 17 LONG-TERM LIABILITIES

Long-Term Liabilities

        The Group's borrowings are summarized below:

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Convertible debenture loan, Kinnevik	—	—	—
Deutsche Bank syndicated loan	1,392.5	702.3	650.0
Convertible debenture loan 2001/2006	—	1,130.3	1,103.1
Other indebtedness	53.2	35.4?	37.0

	1,445.7	1,868.0	1,790.1
Less amounts due within one year	(125.0)	(350.2)	(225.0)

	1,320.7	1,517.8	1,565.1

        In April 1999, the Company secured a SEK 800 million multi-currency credit facility from a group of investment banks and, in November 2000, negotiated an increase to this facility of an additional SEK 900 million (the "Multi-Currency Credit Facility"). As of December 31, 2002, the Company had decreased the Multi-Currency Credit Facility by SEK 750 million and the utilization of the facility was SEK 775 million. The limit of the available undrawn credit was SEK 175 million at December 31, 2002.

        Borrowings under the Multi-Currency Credit Facility are typically made in the form of advances for a certain amount and a certain time period, usually three or six months. The interest rate payable on each advance made available under the loan agreement is calculated as the total of the three month STIBOR (Stockholm Interbank Offered Rates) and a margin which was 0.5 percent per annum as on December 31, 2002.

        The loan agreement with Multi-Currency Credit Facility and the syndicate includes usual and customary positive and negative covenants for this type of facility, including preparation of financial statements and annual revised long term financial projections, maintenance of ownership, pari passu ranking with present and future unsecured and unsubordinated debt, negative pledge on assets, restrictions on additional indebtedness, restrictions on mergers, acquisitions, disposals, investments and dividends, as well as financial covenants. As of December 31, 2002 the financial covenants of the loan agreement require the Company to ensure that at the end of each quarter the following key ratios are achieved.

  a)
  The ratio of total Debt to Consolidated Earnings before interest, taxes, depreciation and amortization must not exceed 5.0 on each quarter day until and including December 31, 2000, and 3.0 on March 31, 2001 and at the end of each quarter thereafter.

  b)
  The ratio of Consolidated Earnings before interest and taxes to Total debt interest charges must not be less than 2.5 on each quarter day until and including March 31, 2001, and 3.0 on June 30, 2001 and at the end of each quarter thereafter.

  c)
  Consolidated tangible net worth (defined as total shareholders' equity less goodwill) must at all times exceed the higher of SEK 475 million and 30 percent of the difference between Total assets and Current liabilities.

  d)
  The ratio of total Debt to Earnings before interest, taxes, depreciation and amortization of the subsidiary TV3 must not exceed 7.0 on each quarter day until and including December 31, 2002, and 5.0 on March 31, 2003 and at the end of each quarter thereafter.

        MTG was in compliance with all covenants as of December 31, 2002.

        In connection with the signing of the New Multi-Currency Credi Facility, in April 2003, certain of the covenants in the Multi-Currency Credit Facility were amended. Following these amendments the interest rate under the Multi-Currency Credit Facility is calculated as the applicable base rate plus 0.75 percentage points. Pursuant to certain of the covenants in the New Multi-Currency Credit Facility, the interest rate is the applicable base rate plus 1.00 percentage points but the margin decreases to 0.875 percentage points if the ratio of senior debt to consolidated EBITDA is less than 2:1. Under the New Multi-Currency Credit Facility, the Company is required to insure that at the end of each quarter the Company's senior debt to consolidated EBITDA ratio does not exceed a 3:1 ratio. The ratio of MTG's total interest-bearing debt to consolidated EBITDA must at the end of each quarter falling in 2003 not exceed a 5:1 ratio and for each quarter falling in 2004 not exceed 4:1, and for each quarter falling in 2005 not exceed a 3:1 ratio. The ratio of MTG's consolidated EBIT to total debt interest charges must not be less than 2.5:1 on June 30, 2003 and September 30, 2003 and the ratio must not be less than 3:1 on each quarter day falling after September 30, 2003 until the expiry of the facility. The ratio of Viasat's EBITDA to senior debt must on each quarter day not exceed 2.5:1.

        On June 15, 2001 the Company made an offering of €120 million 5.5 percent MTG Convertible Subordinated Bonds due 2006. The MTG Convertible Subordinated Bonds are convertible into MTG B Shares at any time on or after July 26, 2001 and up to and including June 8, 2006, or if the MTG Convertible Subordinated Bonds have been called for redemption by MTG, the seventh day before the date fixed for redemption. The conversion price (subject to adjustments) is SEK 385.97 per MTG B Share (with the principal amount of the MTG Convertible Subordinated Bonds being translated into SEK at a fixed rate of exchange of €1 = SEK 8.977). Based on the initial conversion price, each €1,000 principal amount of MTG Convertible Subordinated Bonds will entitle the holder to receive 23.258 MTG B Shares. The MTG Convertible Subordinated Bonds may be redeemed at the option of the Company, if, at any time on or after June 29, 2004, the middle market quotations of a MTG B share on each of not less than 20 dealing days within a period of 30 consecutive dealing days shall have been at least 130 percent of the conversion price. The net proceeds of the offering is being used for the expansion of the Company's business.

        When MTG was capitalized prior to the demerger, Kinnevik's net investment of SEK 750 million was converted into SEK 326 million in equity and SEK 424 million in a convertible debenture loan. The conversion price was SEK 85 per share. The loan fell due for payment on December 30, 2000, and entitled the lender to 3 percent interest. The convertible debenture loan was reported by MTG in accordance with the Swedish Financial Accounting Standards Council's recommendation at its net present value, based on an assumed market interest rate of 7 percent per annum. The convertible debenture loan was converted into shareholders' equity in 2000.

        The amounts due within one year are recorded under "interest-bearing other current liabilities" on the balance sheet. Maturities of long-term debt over the next 5 years are as follows:

Year ended December 31, 2002
Maturity of long-term loans
2003	—
2004	462,0
2005	—
2006	1 103,1

1 565,1

Note 18 OVERDRAFT FACILITIES

        The amount available under bank overdraft facilities at December 31, 2002, equaled SEK 100.0 (2001: SEK 100.0, 2000: SEK 100.0) million, of which SEK 100.0 (2001: 62.9, 2000: 82.5) million was unutilized. The overdraft facilities are secured by guarantees issued under the loan agreement with Deutsche Bank (see note 17) and will expire in 2004. The interest rate is based on the Svenska Handelsbanken base rate plus 0.85-1.05% and Nordea base rate plus 0.25%.

Note 19 ACCRUED EXPENSE AND PREPAID REVENUE

	Year ended December 31,
	2000	2001	2002
Accrued programming costs	23.2	28.3	40.4
Accrued transponder costs	3.9	47.5	5.8
Accrued personnel costs	37.8	58.8	62.4
Accrued interest costs	10.8	40.2	41.9
Accrued commission to sales agents	15.2	34.7	8.6
Accrued royalties	60.5	52.3	55.1
Prepaid revenue	379.1	557.1	554.2
Other	231.2	172.6	196.6

	761.7	991.5	965.0

Note 20 COMMITMENTS AND CONTINGENT LIABILITIES

	Year ended December 31,
	2000	2001	2002
Surety bonds and guarantees	165.9	135.3	120.1

        Prior to the Metro Demerger, the Company had guaranteed certain commitments (as of December 31, 2002 the remaining guarantees to Metro amounting to approximately SEK 1.4 million) made by Metro and its subsidiaries taken as a whole (the "Metro Group"). These guarantees cannot be terminated without the consent of the contracting parties. Metro has attempted to assume over time these existing guarantees and other commitments made by the Company on behalf of the Metro Group, although the remaining guarantees and commitments are expected to remain in place for the foreseeable future. Metro is also seeking to substitute itself for the Company as a party to any contract or commitment to which the Company is currently a party on behalf of or for the benefit of Metro. Nonetheless, Metro may be unsuccessful in its attempts to assume these contracts or commitments.

        Commitments for future payments at December 31, 2002

	Future rent on non-cancelable operating leases	Future payments for program rights	Transponder commitments	Total Commitments
2003	38.1	669.0	257.1	964.2
2004	31.1	539.5	203.3	773.9
2005	18.3	445.0	98.5	561.7
2006	14.2	325.4	40.6	380.1
2007	5.6	271.4	—	277.0
2008 and thereafter	31.3	84.6	—	115.9

	138.6	2,334.9	599.4	3,072.9

        Future payments for program rights refer to payments under contracts signed by companies in the Broadcasting business segment for acquisitions of program rights for television broadcasting, where the program material was not yet delivered or due for payment on December 31, 2002.

        The Group has commitments through several contracts for the lease of transponder satellite capacity for TV broadcasts. At December 31, 2002, the Group's total commitments for transponders on TV satellites equaled SEK 599 million in varying annual amounts to the year 2006. The amounts will be paid in Swedish krona and Norwegian krone.

Note 21 LITIGATION

        The Company is involved in litigation with a collecting society in Sweden regarding copyright fees paid in connection with music works broadcast in TV3. The results of litigation are always uncertain however The Company does not believe that the ultimate resolution of this matter, after considering amounts reserved for such matters, will have a material effect on the financial position, results of operations or cash flows of the MTG Group. Litigation is pending between the Swedish Performing Rights Society ("STIM") and TV3 on the matter of compensation for music played on TV3 after June 1993; a prior suit between STIM and TV3 concerning music played from January 1991 to June 1993 was resolved in 1997. On June 5, 1998, STIM filed another claim with the District Court in Stockholm for fees relating to the period from July 1993 through December 1997. During 2001, STIM filed additional claims for the year 1998. A hearing in the STIM case is expected to take place in September 2003. Provisions have been made corresponding to the expected final decision. The Company now pays an on account monthly fee to STIM.

        In Norway, the Company was involved in a similar dispute brought by the Norwegian collection society, (TONO), which was resolved in 2000 in a court ruling whereby the Company had to pay NOK 20 million in fees. Negotiations are ongoing with TONO and NORWACO, (Norwegian collecting societies) in relation to the retransmission of channels in Norway since that time.

        Negotiations are ongoing with the Performing Rights Society (the "PRS") in the United Kingdom in respect of the broadcast of musical works to DTH viewers.

        As of December 31, 2002, accrued costs for the various disputes brought by the rights collection service societies was SEK 143 million.

        In Denmark, Viasat was involved in a dispute with Copy-Dan, which had initiated legal proceedings against our cable operators in Denmark on the grounds that they had not cleared the cable retransmission rights during the period 1998-2000. A settlement was made during the Autumn 2002, whereby the parties agreed on a lump sum payment for the years 1998-2002 and a fee until December 2003.

        The Company has been involved in an arbitration with two former employees regarding options on the Company's shareholding in Metro at the time when Metro was a subsidiary of MTG. The arbitration ruled in favor of the Company but one of the former employees has appeald the ruling.

        Various MTG Companies are parties to non-material litigation including, among other things, a number of complaints filed with the Swedish Consumer Agency incidental to the normal conduct of their respective businesses. The Company does not believe that liabilities related to these proceedings, in the aggregate, are likely to have a material adverse effect on the financial position of the MTG Group.

Note 22 AVERAGE NUMBER OF EMPLOYEES

	2000		2001		2002
	Men	Women	Men	Women	Men	Women
Sweden	355	254	340	225	339	224
United Kingdom	97	81	107	90	111	86
Denmark	85	82	71	58	61	35
United States	49	50	60	65	52	53
Norway	51	46	40	40	40	38
Hong Kong	30	39	31	38	29	35
Russia	0	0	5	6	35	26
Lithuania	53	26	42	27	40	18
Estonia	4	3	7	5	22	24
Latvia	1	2	27	26	20	26
Spain	18	17	19	17	20	23
Finland	15	4	6	3	7	5
Germany	6	10	5	11	4	8
Netherlands	8	7	5	6	5	7
Hungary	2	3	5	12	3	9
Thailand	4	7	5	6	4	7
South Korea	0	2	2	11	2	9
Taiwan	4	4	5	5	4	6
Czech Republic	1	5	3	4	1	5
France	1	1	1	0	1	2
Israel	1	1	1	1	1	2
Lebanon	1	1	1	1	0	1
Japan	0	2	0	1	0	1
Poland	1	5	1	1	0	0
Portugal	2	3	2	2	0	0
Singapore	1	0	1	0	0	0

	790	655	790	661	801	650

Total number of employees		1,445		1,451		1,451

Note 23 SALARIES, OTHER REMUNERATION AND SOCIAL AND SECURITY EXPENSES

	Year ended December 31,
	2000	2001	2002
Boards of Directors, presidents and executive vice Presidents
Companies in Sweden	23.1	23.8	40.3
Companies outside Sweden	37.1	42.3	56.3

	60.2	66.1	96.6

Of which, variable salary	18.4	15.5	31.5
Other employees
Companies in Sweden	238.7	195.3	216.7
Companies outside Sweden	270.2	310.6	329.7

	508.9	505.9	546.4

Total salaries and other remuneration	569.1	572.0	643.1

Social security expenses	140.0	133.0	127.9
thereof pension expense	41.3	24.9	30.7

        In accordance with the ruling of the annual general meeting concerning remuneration to the Board of Directors, in 2002 SEK 1,550,000 was disbursed to the Board, of which SEK 300,000 was disbursed to the Chairman of the Board based on a decision by the Board. Remuneration has also been paid to certain of the the Boards of Directors in certain of our subsidiaries in Denmark, Finland and Estonia. For the year 2002, the Chairman of the Board and companies owned by him are entitled to received consultancy fees of USD 240,000 based on a decision by the board.

        The President was paid a total of SEK 11,002,000 in salary and benefits.

        The President and other members of the Company's executive management are entitled to customary pension commitments based on the national pension plan, entailing retirement at the age of 65. Pension commitments are secured through premiums paid to insurance companies.

        Of the Group's total pension expense, SEK 0.8 million pertains to the directors of the board and the President.

        If the Company terminates the employment of senior executives, salary will be paid during the period of notice, 6 to 12 months.

        The CEO has a three-year contract commencing at the beginning of 2003.

Remuneration and other benefits during 2002

	Base salary	Variable remuneration	Other benefits	Pension costs	Financial Instruments	Total
	(In SEK thousands)
Jan Hugo Stenbeck, Chairman of the Board	2,659	—	—	—	—	2,659
Pelle Törnberg, Chairman of the Board	250	—	—	—	—	250
Hans Holger Albrecht, CEO	8,073	—	2,122	807	—	11,002
Other senior executives (14 persons)	18,147	10,046	1,815	1,828	—	31,836

Total	29,129	10,046	3,937	2,635	—	45,747

        Jan Hugo Stenbeck was the Chairman of the Board until August 19, 2002. Pelle Törnberg was elected Chairman of the Board on August 22, 2002.

MTG Intressenter Option Program

        In 1996, Kinnevik granted to MTG Intressenter AB ("MTGI"), a company owned by Kinnevik and certain MTG executive officers, an option to acquire shares corresponding to 5 percent of the outstanding share capital of the Company from Kinnevik at the time of the grant of the option (the "MTGI option"). The term of the option is seven years and its purchase price is SEK 5 million. In 1999, MTGI exercised part of the MTGI option and acquired shares corresponding to 1 percent of the share capital of the Company from Kinnevik.

        In 2000, MTGI also exercised a part of the MTGI option and acquired 596,977 shares of the Company from Kinnevik, and in 2001, MTGI exercised a part of the MTGI option and acquired an additional 596,977 shares of the Company from Kinnevik

        As of December 31, 2002, following certain dilutive events, the MTGI option entitles its holder to acquire approximately 1.8 percent of the share capital of the Company from Kinnevik. MTGI owned as of December 31, 2002, 835,768 MTG B shares.

        Since the options have been granted by Kinnevik rather than the Company, their exercise would not have a dilutive effect on the share capital of the Company.

Management Option Program

        On February 16, 2001, an Extraordinary General Meeting of MTG approved a new option program. Pursuant to the terms of the new option program, options in respect of 2,052,840 MTG B shares (3 percent of the outstanding share capital of the Company) were authorized to be granted. Approximately eighty percent of the options were to be granted to MTG management and to certain key employees as incentive compensation, and the remaining approximately 20 percent of the options were to be granted to the fully owned MTG subsidiary, MTG Holding AB. It is expected that the MTG subsidiary would then sell the options and use the proceeds to cover the Company's social security expenses and other administrative expenses connected with the option program.

        The exercise price of 1,925,364 of the options, including the options granted to MTG Holding AB is SEK 294.50 per share, the exercise price of 72,359 options, including options granted to MTG Holding AB is SEK 100.00 per share. The exercise price at the time of grant was equal to or less than the market price at the time of the grant, and each option expires six years after the date of grant. The options can be exercised with one third per year starting three years after the date of grant.

        As per December 31, 2001, 1,802,354 options, including options to MTG Holding AB had been granted. As per December 31, 2002, in total 1,561,424 options have been granted to senior executives and key personnel:

Financial instruments

Programs from prior years

Stock options 2001/2009 Number
Chairman of the Board	—
CEO	108,810
Other senior executives	1,452,614

Total	1,561,424

        The shareholders of MTG approved at the Annual General Meetings in 2001 and 2002 an extension of authorization of the granting of options under the new option program. The authorization was extended until the next Annual General Meeting of MTG which was held on May 15, 2003 whereby the authorization expired.

        As of December 31, 2002, a total of 1,561,424 options to acquire MTG B shares had been granted to MTG management and key employees, and 436,298 options had been granted to MTG Holding AB as a hedge for the social service expenses.

Note 24 AUDIT FEES

	Year ended December 31,
	2000	2001	2002
KPMG, audit services	4.2	5.3	7.1
KPMG, other services	4.4	5.6	2.8
Ernst & Young, audit services	0.2	0.3	0.1
Ernst & Young, other services	0.7	0.0	0.9
Other auditors (audit services)	0.5	0.2	0.5

	10.0	11.4	11.3

Note 25 SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31,
	2000	2001	2002
Adjustments to reconcile net income/loss to net cash provided by operations
Income/loss from corporate development sales of securities	(113.8)	—	(162.7)
Depreciation and amortization	242.3	236.4	287.1
Divestment of fixed assets	26.1	20.8	41.1
Minority share in earnings	(1.2)	(2.6)	11.1
Share in the earnings of associated companies	(16.3)	(25.0)	17.7
Share in tax expense of associated companies	31.9	28.0	11.1
Change in deferred tax	(131.3)	(25.0)	(61.8)
Change in provisions	(0.9)	8.0	37.6
Unrealised exchange differences	—	(19.6)	133.6

	36.8	221.0	314.9

Cash paid for interest and corporate income tax
Interest	87.7	84.9	115.2
Corporate income tax	118.8	129.9	99.3

	206.5	214.8	214.5

        The following is a summary of significant non cash transactions:

	Year ended December 31,
	2000	2001	2002
Dividend of Metro shares (note 1)	164.1	—	—
Issuance of shares to acquire TV 1000 (note 3)	900.0	—	—
Conversion of Kinnevik loan to equity (note 28)	413.9	—	—
Conversion of Metro convertible loan to Metro B shares (note 28)	13.9	—	—

Note 26 FINANCIAL INSTRUMENTS

        The Group operates principally in Scandinavia and the United Kingdom and in the normal course of business may be exposed to risks from changes in interest rates and foreign exchange rates. The Group does not generally engage in either foreign currency or interest rate hedging transactions.

        The carrying value of the Group's balance sheet financial instruments generally approximates their fair value based on either the short-term maturities of these instruments or because of variable interest rates.

        As described in Notes 12 and 28, MTG's convertible debenture loan to Metro, which is stated in the balance sheet as of December 31, 2002 at SEK 371.4 million, is convertible into shares of Metro A and B stock. The fair value of the loan is SEK 371.4 million as of December 31, 2002, based on the nominal value of the loan. The fair value based on converting the convertible debenture loan into shares at the underlying market price of Metro A and B shares, which was SEK 5.40 for the A share and SEK 5.90 for the B share as of that date, is SEK 147 million.

        Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of liquid funds, short-term investments and accounts receivable. Liquid funds and short-term investments are maintained in numerous financial institutions in order to minimize this risk. Accounts receivable are due from numerous individual and corporate clients disbursed principally throughout Sweden, Denmark and Norway. The Group provides credit in its normal course of business to a wide variety of clients and generally does not require security.

        The Company is financed mainly by a loan agreement with a syndicate of banks led by Deutsche Bank AG London. Borrowings under the loan agreement are typically made in the form of advances for a certain amount and a certain time period, usually three or six months. The interest rate payable on each advance made available under the loan agreement is calculated as the total of LIBOR (London Interbank Offered Rates) and a margin which was 0.5 percent per annum as of December 31, 2002. Since the interest rate is fixed only for short periods of time and thus reflects the interest rates on the capital markets at all times, the book value of the debt is approximately equal to its fair value.

        On June 15, 2001 the Company made an offering of €120 million 5.5 percent MTG Convertible Subordinated Bonds due 2006. The MTG Convertible Subordinated Bonds are convertible into MTG B Shares at any time on or after July 26, 2001 and up to and including June 8, 2006, or if the MTG Convertible Subordinated Bonds have been called for redemption by MTG, the seventh day before the date fixed for redemption. The conversion price (subject to adjustments) is SEK 385.97 per MTG B Share (with the principal amount of the MTG Convertible Subordinated Bonds being translated into SEK at a fixed rate of exchange of €1 = SEK 8.977). Based on the initial conversion price, each €1,000 principal amount of MTG Convertible Subordinated Bonds will entitle the holder to receive 23.258 MTG B Shares. Subject to certain conditions, the MTG Convertible Subordinated Bonds may be redeemed at the option of the holders as well as at the option of the Company. The net proceeds of the offering is being used for the expansion of the Company's business.

Note 27 GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

        The consolidated accounts have been prepared based on Swedish accounting principles, which differ from U.S. generally accepted accounting principles (U.S. GAAP) in some respects.

        Because the Company's shares are quoted on Nasdaq in the United States, each year the Company prepares a reconciliation of differences in items based on Swedish accounting principles and U.S. GAAP.

	Year ended December 31,
	2000	2001	2002
	(in SEK million)
Reconciliation of net income
Net income reported under Swedish GAAP	(295.6)	120.7	(66.6)
Adjustments to reconcile to corresponding amounts under U.S. GAAP:
Capitalized development expenses(a)	(71.5)	48.6	108.1
Program rights amortization(b)	(21.4)	(11.3)	(13.7)
Transactions between entities under common control(c)	(3.0)	—	(6.5)
U.S. GAAP differences in the accounts of associated Companies(d)	(5.0)	7.6	18.3
Stock compensation expense(e)	180.0	1.6	146.4
Tax basis difference associated companies(f)	(7.0)	4.8	16.4
Consolidation of Metro International S.A(g)	(384.7)	—	—
Financial instruments (i)	—	(616.3)	(379.8)
Goodwill amortization (j)	—	—	106.9
Deferred tax adjustment (k)	14.6	162.6	67.8
Cumulative effect of U.S. GAAP accounting policy change in respect of financial instruments(i)	—	996.1	—
Deferred tax adjustment(j)	—	(278.9)	—

Net income/loss under U.S. GAAP after change in accounting principle	(593.6)	435.5	(2.7)

Denominator for basic earnings per share	63,944,505	66,375,156	66,375,156
Denominator for diluted earnings per share	63,944,505	66,375,156	66,375,156
Basic earnings per share	(9.28)	6.56	(0.04)
Diluted earnings per share (l)	(9.28)	6.56	(0.04)
	Year ended December 31,
	2000	2001	2002
Reconciliation of shareholders' equity
Shareholders' equity under Swedish GAAP	1,789.9	1,948.3	1,885.4
Adjustments to reconcile to corresponding amounts Under U.S. GAAP:
Capitalized development expenses(a)	(196.1)	(147.5)	(39.4)
Program rights amortization(b)	(116.6)	(127.8)	(141.5)
Transactions between entities under common control(c)	26.1	26.1	19.5
U.S. GAAP differences in the accounts of associated companies(d)	(20.5)	(19.8)	(1.5)
Tax basis difference associated companies(f)	(21.0)	(4.3)	12.1
Marketable securities net of tax(h)	41.1	59.7	130.0
Financial instruments(i)	—	379.8	—
Goodwill amortization (j)	—	—	106.9
Deferred tax adjustment(k)	92.9	(29.0)	38.8

Shareholders' equity under U.S. GAAP	1,595.8	2,085.5	2.010.2

a) Capitalized start-up costs

        As permitted under Swedish GAAP, the Group had, up until January 1, 2001, capitalized pre-operating costs related to certain new business ventures. As described in Note 1 the Group changed its Swedish accounting policy on accounting for such cost as of January 1, 2001, and restated the financial statements for the years ended December 31, 2000, to retroactively apply the new policy. Swedish GAAP continues to require capitalization of certain costs which are required to be expensed as incurred under U.S. GAAP. Accordingly, all such costs deferred under Swedish GAAP have been expensed to conform with U.S. GAAP. Amortization has been adjusted accordingly.

b) Program rights amortization

        As permitted under Swedish GAAP, purchased program rights for TV are amortized on a straight line basis for the Pay-TV business. For programming purchased for the Free-TV business the Company uses an amortization of 40 percent for the first broadcast, 33 percent for the second broadcast and 27 percent for the third broadcast. U.S. GAAP requires an accelerated method of amortization if the first showing is more valuable than re-runs. Accordingly, amortization has been adjusted to reflect this accelerated U.S. GAAP methodology. The adjustment would also have the effect of reducing recorded assets and liabilities under U.S. GAAP which has been reflected in the summarized consolidated balance sheet data conformed to U.S. GAAP.

c) Transactions between entities under common control

        As permitted under Swedish GAAP, acquisitions of assets from companies under common control are accounted for as of the beginning of the year in which the transaction occurred. U.S. GAAP requires this transaction to be accounted for in a manner similar to a pooling of interests and, accordingly, the results of operations of the acquired associated company should be included for all periods presented. The adjustments to shareholders' equity accounts for the Group's acquisition in 1996 of a 22.4 percent interest in TV4 from Kinnevik as if it had occurred on January 1, 1995. In 2000 and 2002, MTG sold shares in TV4 to third parties, thus reducing the pooling value. Capital gains on transactions with companies under common control (disposal of the shares in Modern Cartoons Holding AB to Kinnevik in 1997 and of part of the MIC option to Invik & Co. AB in 1998) are taken directly to equity under U.S. GAAP.

d) U.S. GAAP differences in the accounts of associated companies

        Associated companies are reported based on equity accounting where the share of earnings and the book value of MTG's shareholding is based on the accounts of the associated companies under Swedish GAAP. Under U.S. GAAP the share of earnings and the book value of MTG's shareholding is based on the accounts of the associated companies, as recalculated to U.S. GAAP. The U.S. GAAP differences in the accounts of the associated companies refer primarily to capitalized development expenses and the related amortization of those capitalized expenses.

e) Stock Compensation Expense

        Under generally accepted accounting principles in Sweden, the stock-based employee compensation plan which was established and financed by Kinnevik, described in note 23 is not required to be accounted for in the financial statements of MTG. Under U.S. GAAP, this arrangement is required to be recorded in the financial statements of MTG because MTG benefits from the service of the employee.

        Under U.S. GAAP, compensation cost resulting from this arrangement is measured under Accounting Principles Board Opinion No. 25, "Accounting for Compensation Arrangements in the United States", as interpreted, using variable plan accounting. This accounting method measures compensation expense at the grant date and at the end of each reporting period based on the difference between the market value of the underlying shares and the exercise price.

        In 2000, the value of the grant to the employees decreased by SEK 180.0 million and in 2001 it decreased by SEK 1.6 million based on the market value of the underlying MTG shares as described above, which is accounted for under U.S. GAAP as a cost reduction and a negative capital contribution. In 2002 the grant value decreased by SEK 146.4 million, as the MTG share price fell. New shares were not acquired during 2002. As the remaining MTG shares earned under this plan, or their equivalent value, will be delivered to the plan over the next year, this expense will continue to be adjusted based on fluctuations in the market price of MTG stock.

        MTG also has a Management Option Program. Under Swedish GAAP, options granted under this program as an incentive program. For U.S. GAAP, these options are considered to be fixed awards under APB 25 as the exercise price at the date of grant are equal to or greater than the fair market value of the Company's stock. Thus, no compensation expense is recognized for these stock options.

        The Company has adopted the disclosures requirements SFAS No. 123, Accounting for Stock Based Compensation. Disclosures, including pro forma operating results had the Company prepared its financial statements in accordance with the fair value based method of accounting for stock compensation, are as follows:

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Net income (loss) under U.S. GAAP	(593.6)	435.5	(2.7)
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(180.0)	(43.4)	(74.0)

Pro forma net income (loss)	(773.6)	392.1	(76.7)

Basic and diluted pro forma loss per share	(12.10)	5.91	(1.16)
Basic and diluted pro forma average number of shares	63,944,505	66,375,156	66,375,156

        Under the fair value method prescribed by SFAS 123, the fair value of options granted in 2002 has been estimated at the date of grant using a Black-Scholes option model with the following weighted average assumptions.

Fiscal year ended December 31, 2002
Risk-free rate (%)	5.00
Volatility (%)	56.00
Expected Life (in Years)	6.00
Dividend Yield (%)	0.00

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. However, based solely on this analysis, the weighted average estimated fair value of employee stock options granted during 2002 was SEK 122 and 34 per share respectively, depending on the exercise price at the time of allotment.

f) Tax basis difference associated companies

        As permitted under Swedish GAAP, no deferred tax payable is recorded for the difference between the book value and the tax value of shares in associated companies. Under U.S. GAAP such a tax basis difference is recorded as a deferred tax payable.

g) Consolidation of Metro International SA

        Under Swedish GAAP, Metro International S.A., which was demerged on August 15, 2000, may be deconsolidated for the entire financial year. Under U.S. GAAP, Metro is consolidated for the period to and including the dated of the dividend.

h) Marketable Securities

        MTG owns marketable equity securities which, under Swedish GAAP, are recorded at the lower of cost or market value and are classified as "shares and participations in other companies" in the accompanying balance sheet as of December 31, 2000, 2001 and 2002. Under GAAP, certain of these investments would be treated as available for sale securities under FAS 115, "accounting for marketable securities". Available for sale securities are recorded at market value and the related unrealized gain or loss, net of tax, is recorded as a separate component of shareholders equity and included in income in the period in which the security is ultimately sold. The tax effect was in 2002 SEK 50.5 million, in 2001 SEK 23.2 million and in 2000 SEK 16.0 million.

i) Financial Instruments

        Effective January 1, 2001, the Company adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This statement establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities. The Company has not engaged in the use of derivative instruments for hedging purposes through December 31, 2001, However, the Company's holding of convertible debentures in Metro International S.A. is stated in the balance sheet at fair value under U.S. GAAP while under Swedish GAAP recorded at the historical cost.

        In accordance with the transition provisions of SFAS 133 the Company recorded a net transition gain after tax of SEK 717.2 as of January 1, 2001, and a net loss after tax in earnings of SEK 443.7 million in 2001 to recognize the fair value of the convertible debentures.

        In 2002, the Company recorded a net transition loss after tax of SEK 273.5 million to recognize the fair value of the convertible debentures.

j) Goodwill amortization

        Under Swedish GAAP goodwill is amortized over the estimated useful life, and under US GAAP, goodwill should not be amortized but rather evaluated for impairment on an annual basis.

        Effective January 1, 2002, MTG adopted the full provisions of SFAS 142—"Goodwill and Other Intangible Assets", in its determination of net income and shareholders' equity in accordance with US GAAP. In accordance with the transition rules of SFAS 142, MTG identified its reporting units and determined the carrying value and fair value of each reporting unit as of January 1, 2002. No impairment loss has been recognized as a result of the transitional goodwill evaluation. In MTG's income statement for 2002 prepared in accordance with Swedish GAAP, amortization of goodwill charged to income was SEK 106.9 million. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of net income and shareholders' equity under US GAAP. Furthermore, impairment tests have been performed for existing goodwill as of December 31, 2002. The test resulted in an impairment loss amounting to SEK 47.8 million, which is expensed both under Swedish and US GAAP.

        The following reflects the impact that SFAS 142 would have had on prior period net income:

	Year ended December 31,
	2000	2001
	(in SEK millions)
Reported net (loss) income under US GAAP	(593.6)	435.5
Add back: goodwill amortization	89.6	108.7
Adjusted net (loss) income under US GAAP	(504.0)	544.2
Basic and diluted income (loss) per share	(7.88)	8.20

k) Deferred tax adjustment

        The deferred tax adjustment refers to the U.S. GAAP adjustments for capitalized development expenses and program rights amortization and financial instruments as well as the effect of goodwill amortization and transactions between related parties, where the applicable tax rates in the countries involved are multiplied by the adjustments made to operating income and the respective balance sheet times.

l) Earnings per Share

        Under U.S. GAAP, no adjustment was made for the effect of potentially dilutive securities as their impact would be antidilutive in each of the periods presented.

Summarized consolidated balance sheet data

	As reported 2000	As reported 2001	As reported 2002	U.S. GAAP 2000	U.S. GAAP 2001	U.S. GAAP 2002
Fixed Assets	2,905.5	3,108.6	3,069.7	2,730.0	3,380.8	3,316.6
Current Assets	3,134.5	3,832.4	3,113.8	3,044.6	3,730.7	2,991.8

Total Assets	6,040.0	6,941.0	6,183.6	5,774.0	7,111.5	6,308.4

Total Equity	1,789.9	1,948.3	1,885.4	1,595.8	2085.5	2,010.2
Minority Interests	6.5	4.7	15.8	6.5	4.7	15.8
Provisions	124.3	132.3	172.8	124.3	132.3	172.8
Long-term liabilities	1,320.7	1,517.8	1,565.1	1,320.7	1,517.8	1,565.1
Current liabilities	2,798.6	3,337.9	2,544.5	2,726.7	3,371.2	2,544.5

Total equity and liabilities	6,040.0	6,941.0	6,183.6	5,774.0	7.111.5	6,308.4

Supplemental U.S. GAAP information

        The approximate tax effects on temporary differences which give rise to the net deferred tax asset (liability) adjusted to U.S. GAAP are:

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Deferred income tax asset:
Net operating loss carryforwards	171.2	449.1	405.0
Capital development expenses	237.9	—	—
Basis differences in shares of associated companies	—	—	12.1
Other temporary differences	—	20.8	35.3
U.S. GAAP adjustments:
—Capitalized development expenses	60.2	41.4	11.1
—Program rights amortization	32.7	35.9	40.0

Total gross deferred tax asset	502.0	547.2	503.5

Less valuation allowance	(109.2)	(82.0)	(63.4)

	392.8	465.2	440.2

Deferred income tax liability
Depreciation	(5.0)	—	(1.7)
Basis difference in shares of associated companies	(21.0)	(4.3)	—
Marketable securities	(16.0)	(23.3)	(50.5)
Goodwill	—	(64.2)	(12.3)
U.S. GAAP adjustment:
—Financial instruments	—	(106.3)	—

Total gross deferred tax liability	(42.0)	(198.1)	(64.5)

Net deferred tax asset	350.8	267.1	375.7

        Subsequently recognized tax benefits of SEK 22.3 million relating to the valuation allowance for deferred tax assets as of December 31, 2002, will be allocated to goodwill.

Gross Profit

        U.S. GAAP requires that net sales from tangible products, and the related cost of such sales, be separately disclosed from revenues from the sales of services such as advertising. The following table sets forth such information:

	Year ended December 31,
	2000	2001	2002
	(in SEK millions)
Net sales of tangible profits	487.6	620.4	579.6
Cost of sales	(378.9)	(416.0)	(361.4)

Gross profit	108.7	204.4	218.2

        Net sales of tangible products represents principally the sale of product in the MTG TV-Shop segment.

Classification Differences

        Under Swedish GAAP, certain non-recurring items, namely Income from Corporate Development and Income from Sale of Securities are reported as separate line items in the Consolidated Income Statement, and are included in Operating Income. Under U.S. GAAP, such non-recurring items would be classified as not being part of the Operating Income.

        Under Swedish GAAP, the Company's share in tax expenses incurred by associated companies is included in the line item Current tax in the Consolidated Income Statement. Under U.S. GAAP, such share of tax expenses would be netted off directly against the Company's Share of earning in associated companies. The Company's share in the tax expenses of Associated companies, reported under Swedish GAAP as Current tax, amounted to SEK 31.9 million, SEK 27.5 million and SEK 3.7 million respectively in the years ended December 31, 2000, 2001 and 2002.

        Certain items classified as non-recurring under Swedish GAAP would be classified as recurring and included in cost of goods and services or selling and administrative expenses under U.S. GAAP.

Cash flow

        The accounting changes between Swedish GAAP and U.S. GAAP that have impact on the consolidated income statement and consolidated balance sheet would also affect the consolidated cash flow statement. The major differences are the following:

        Capitalization of development and startup expenses appears among cash flow from investing activities under Swedish GAAP, but would reduce cash flow from operations under U.S. GAAP.

        The deconsolidation of Metro was recorded for accounting purposes under Swedish GAAP as of January 1, 2000, but would under U.S. GAAP be as of August 15, 2000. Therefore, under U.S. GAAP, Metro's negative cash flow during January 1-August 15 would reduce mainly cash flow from operations under U.S. GAAP, with the line item Metro International dividend as balancing item.

        Net increase in cash and cash equivalents would not be any different between Swedish GAAP and U.S. GAAP.

Note 28 Related party transactions

Related party	Nature of relationship
Förvaltnings AB Kinnevik ("Kinnevik")	MTG was until 1997 a subsidiary of Kinnevik. Kinnevik has an equity ownership in MTG amounting to 6 percent of the share capital. The estate of Mr. Jan H. Stenbeck has substantial direct or indirect shareholdings that are greater than those of any other shareholder.
Tele2 AB ("Tele2")
Prior to its demerger effective January 1, 1996, Tele2 (formerly NetCom) was a wholly owned subsidiary of Kinnevik. Subsequent to the demerger the Kinnevik holds shares in this former wholly-owned. The estate of Mr. Jan H. Stenbeck has substantial direct or indirect shareholdings that are greater than those of any other shareholder.
Invik & Co. AB ("Invik")	The estate of Mr. Jan H. Stenbeck has substantial direct or indirect shareholdings in Invik.
Millicom International Cellular S.A. ("MIC")	MIC is an associated company to Kinnevik. The estate of Mr. Jan H. Stenbeck has substantial direct or indirect shareholdings that are greater than those of any other shareholder.
Metro International S.A. ("Metro")
In August 2000, MTG spun-off Metro International S.A. to its shareholders, whereby Kinnevik received shares in Metro. MTG held as of December 31, 2001 shares and convertible notes in Metro. The estate of Mr Jan H. Stenbeck has substantial direct or indirect shareholdings of Metro that are greater than those of any other shareholder.
Transcom WorldWide S.A. ("Transcom")
On January 8, 2001, Kinnevik acquired the outstanding 49.9 percent of the shares in Transcom from SEC and Great Universal Inc. Transcom was from that date a wholly owned subsidiary until all its shares were distributed to Kinneviks' shareholders on September 4, 2001. The demerger was effective from January 1, 2001, from which date Transcom is no longer included in the Kinnevik's consolidated financial statements. Prior to the demerger Kinnevik agreed to purchase up to euro 27.5 million aggregate principal amount of convertible debentures of Transcom. The convertible debentures are convertible into a maximum of 7,790,369 A shares, representing 19.6 percent of the total voting rights of Transcom on a fully diluted basis. The estate of Mr. Jan H. Stenbeck has substantial direct or indirect shareholdings that are greater than those of any other shareholder.
Victory Challenge AB	Victory Challenge AB is a related party since it was controlled by the former chairman, Mr. Jan Stenbeck.

        Mr. Jan H. Stenbeck, was the former Chairman of the Board of MTG, Kinnevik, Invik, Millicom, Tele2, Transcom and Metro. The estate of Mr. Stenbeck is currently in probate (or the equivalent proceedings under applicable local law) in both Luxembourg and Sweden. A Luxembourg notary is administering the estate (at the direction of the heirs) in Luxembourg. A Swedish executor has also been appointed. The Luxembourg notary is currently in control of the estate's substantial direct and indirect shareholdings in each of MTG, Kinnevik and Metro, that are greater than those of any other shareholder. The distribution of Mr. Stenbeck's estate will most likely take more than a year to resolve. Summaries of significant transactions with companies related by shareholding interests of Mr. Stenbeck and other related parties are set out below.

        The total revenues, costs, accounts receivable, other short term receivable, accounts payable and other short term liabilities to related parties for the years ending December 31, 2000, 2001 and 2002 are set out below:

Revenues	2002	2001	2000
Invik Group	0.1	3.0	—
Transcom	0.0	—	—
Kinnevik Group	2.5	1.6	10.7
Tele2 Group	100.1	154.8	3.0
Metro Group	40.4	3.2	—
Other related companies	11.2	0.3	—

Total revenues	154.3	163.0	13.7

Costs	2002	2001	2000
Invik Group	3.4	6.7	2,4
Transcom	126.1	134.7	218.4
Kinnevik Group	94.0	61.7	122.0
Tele2 Group	22.5	22.4	15.0
Metro Group	35.9	15.6	—
Other related companies	26.0	12.1	3.0

Total costs	307.9	253.1	360.8

Accounts receivable	2002	2001	2000
Invik Group	1.2	2.0	0.4
Transcom	0.2	3.4	0.4
Kinnevik Group	1.4	2.5	3.2
Tele2 Group	18.3	27.6	39.6
Metro Group	42.6	21.1	4.1
Other related companies	0.3	0.8	0.1

Total Accounts receivable	63.9	57.5	47.7

Other short term receivables	2002	2001	2000
Invik Group	—	39.3	—
Kinnevik Group	0.2	5.8	0.1
Tele2 Group	3.0	6.8	—
Metro Group	14.5	8.4	—

Total short term receivables	17.7	60.3	0.1

Accounts payable	2002	2001	2000
Invik Group	1.0	8.1	0.6
Transcom	19.4	15.1	17.7
Kinnevik Group	12.2	22.6	32.1
Tele2 Group	21.0	17.8	30.1
Metro Group	11.4	3.6	0.5
Other related companies	3.0	7.7	0.6

Total Accounts payable	68.0	74.8	81.6

Other short term liabilities	2002	2001	2000
Kinnevik Group	2.5	0.2	0.3
Tele2 Group	3.0	3.7	1.3
Metro Group	4.0	—	—

Total short term liabilities	9.5	3.9	1.5

Description of transactions with related parties

Kinnevik

        Prior to the MTG Demerger, all of the MTG Shares were owned by Kinnevik. Kinnevik Group companies had, prior to the MTG Demerger, provided financial and other support to the MTG Group in the form of loans, guarantees and similar undertakings in relation to the MTG Group's different project financings and other commitments. The Company has caused the existing guarantees and other financial commitments made by Kinnevik on behalf of the MTG Group to be assumed by MTG over time. MTG has been substituted for Kinnevik as a party to any contract or commitment to which Kinnevik was originally a party, on behalf of or for the benefit of the MTG Group. The outstanding amount of these commitments as of December 31, 2002, was SEK 7 million.

        The TV1000 Option enabled MTG to purchase TV1000 from Kinnevik for the market value of TV1000 as determined at the time of exercise of such option by Kinnevik and MTG. The method of determining the market value was not specified in the TV1000 Option. In March 2000, MTG exercised the TV1000 Option and acquired the assets and liabilities of TV1000. The purchase price was agreed at SEK 900 million, based on a valuation report prepared by an investment bank related to Kinnevik and MTG, and was paid in the form of 422,297 MTG A Shares and 1,266,892 MTG B Shares which were issued by MTG on May 25, 2000. The fair market value of these shares, approximately SEK 900 million, was calculated as the average closing price for the applicable shares over the 15 trading days preceding the option exercise date. The value of these newly issued shares corresponds to the agreed purchase price. During the years 1997-1999, MTG had contributed in total SEK 256 million to Kinnevik in order to cover the losses incurred by TV1000, in accordance with the terms of the option agreement, which were reported in the consolidated income statement of MTG as expensed option premium costs. The total of the purchase price paid for TV1000 in the form of new MTG shares, SEK 900 million, and the option premium costs is SEK 1,156 million.

        Kinnevik's subsidiaries' sales to MTG after the demerger principally relates to sales commission, programming, customer care services and financial administrative services; SEK 122 million in 2000 and SEK 43 million in 2001. In 2002, MTG accounted for commissions amounted to SEK 32 million, and after the sale of the assets and liabilities of the business of Modern Services, MTG had expenses for debt collection and financial services amounts to SEK 41 million. During 2001, a subsidiary of Kinnevik, Bison Air, charged MTG approximately SEK 1 million for travel expenses, in 2002 SEK 2 million. The MTG group's sales revenue from Kinnevik group companies were SEK 11 million in 2000, SEK 37 million in 2001and SEK 2 million in 2002. In the figure for 2001, non-recurring expenses totalling SEK 22 million relating to MTG's sale of the business of Modern Services, are included.

        In December 2002, MTG acquired part of CIS Credit International Services, a company providing administrative financial services, from Kinnevik.

        AirTime Sweden operated the sale of advertising time to advertisers on behalf of certain of the MTG Group's broadcasting and radio unit enterprises. In 2001, the MTG Group paid commissions to AirTime Sweden amounting to SEK 45.6 million for such sales and during 2002 SEK 32 million. In September 2002, the operations of AirTime was sold to MTG and are now operated by MTG Radio Sales AB. The purchase price was SEK 14 million, corresponding to the book value.

        In addition, Kinnevik granted the MIC Option as of December 31, 1996 to MTG in respect of 1,550,000 shares of MIC as part of the recapitalization of MTG. MTG paid SEK 100,000 to Kinnevik as consideration for granting the MIC Option. In May 1998, MTG sold approximately 12 percent of the MIC Option to Invik to finance the increase of its interest in Finanstidningen to 96.7 percent for SEK 50 million, the then market price (MTG acquired the remaining 3.3 percent in 1999). MTG no longer holds the MIC Option following the Metro Demerger in August, 2000.

        In response to a review by the Swedish Radio and TV Authority of the control of licenses, MTG was forced to restructure its holdings of radio licenses in 1998. As of December 31, 2001, each of MTG and two related companies, Invik and Kinnevik, hold one third of 14 partnerships each of which holds one radio license. In January 2002, MTG, Invik and Kinnevik, acquired one third each of two partnerships, each of which holds one radio license.

        Kinnevik received, as of August 31, 1997, SEK 424 million in aggregate nominal value of MTG Convertible Debentures in advance of the MTG Demerger in exchange for a similar amount of net MTG indebtedness. The MTG Convertible Debentures bore interest at the rate of 3 percent per annum and had a scheduled maturity date of December 30, 2000. The conversion price of the MTG Convertible Debentures was SEK 85 per MTG A Share. The MTG Convertible Debentures were convertible into 4,988,235 MTG A Shares, representing 8 percent of MTG's share capital (20 percent of total voting rights of MTG) on a fully diluted basis. In February 2000, Kinnevik sold such principal amount of the MTG Convertible Debentures as were convertible into 420,462 MTG A Shares to Invik, a related company. Invik converted these MTG Convertible Debentures into MTG A Shares in March 2000. Kinnevik converted the remaining MTG Convertible Debentures into MTG A Shares in May 2000.

Invik

        MTG's treasury function is performed by Invik for a fee determined on terms the Company believes are equivalent to those that would be determined on an arm's-length basis. The Company paid Invik fees with respect to such treasury function in the amounts of SEK 2.4 million plus expenses for each of 2000, 2001 and 2002. In addition Invik received fees for the rent of a production office of SEK 2.3 million in 2002. In addition the Company pays certain fees for additional financial services performed on project basis.

        During 2001 and 2002, the Company has used the services of Moderna Försäkringar, a subsidiary of Invik, when insuring the MTG Group. The terms are equivalent to those which would be negotiated in an arm's-lenth transaction.

Metro

        In October 2001, MTG participated in the Metro private placement by acquiring 263,862 Metro A Shares and 3,267,142 Metro B Shares for approximately SEK 84 million.

        In May 2002, MTG invested in a convertible bond issue by Metro by transferring 1,000,000 TV4 A Shares to Metro in exchange for convertible notes. The principal of the convertible notes is $20 million and have a five year yield to maturity in 2007. The notes are convertible into Metro B shares at a price of $2.01 per share. The convertible notes have an annual coupon of 6.25 percent and are issued and redeemed at 100 percent.

        During 2001, the Company purchased advertising from Metro amounting to SEK 11.1 million and sold advertising to Metro companies for SEK 3.2 million, excluding interest on the convertible debenture notes and the $23.5 million loan. In addition MTG charged Metro SEK 15 million for expenses incurred by MTG on behalf of Metro. As of December 31, 2001, MTG had outstanding guarantees on behalf of Metro amounting to SEK 5.8 million, which gradually will be phased out. At December 31, 2002 the guarantees on behalf of Metro amounted to SEK 1.4 million.

Millicom

        MTG's internal auditing function is performed by SISF, which is owned by Millicom. During 2002, MTG paid SISF fees totaling SEK 5 million, during 2001 fees totalling SEK 3 million to SISF and during 2000, MTG paid SISF fees totaling SEK 2 million, which the Company believes is equivalent to the fee that would be determined on an arm's-length basis.

        Millicom also rents office space to MTG companies in New York. During 2002, MTG paid office rents amounting to SEK 3 million and during 2001, MTG paid office rents amounting to SEK 9.1 million to Millicom. In addition, MTG purchases certain consultancy services from Millicom.

Transcom

        Transcom WorldWide S.A., provides customer service functions for certain MTG Companies in exchange for service fees on terms that the Company believes are equivalent to those determined on an arm's-length basis. The Company paid Transcom WorldWide S.A. service fees in the amount of SEK 135 million for 2001 and for 2002 SEK 126 million.

Tele2

        Pursuant to agreements reached in 1996 with Kabelvision, Finvision and SCD Invest, related cable and SMATV companies owned by Tele2 and/or Kinnevik, MTG agreed to pay Kabelvision a capped fee to compensate Kabelvision for lost subscriber revenues in connection with Kabelvision's agreement to provide TV3 Sweden at no cost to the households connected to its networks. MTG believes the fee in connection with this is substantially equivalent to what would have been negotiated in an arm's-length transaction. Part of the fee consisted of advertising slots for Kabelvision on TV3 Sweden. Viasat has in the past provided customer service and administrative services in connection with the program services that it distributes. Viasat had the power to acquire programming on behalf of Tele2. Tele2 retained responsibility for agreements with property owners regarding the establishment and operation of its networks, and also remained responsible for the development, maintenance and operation of its networks. The Company believes that the financial terms for this arrangement with Tele2 are equivalent to those which would be negotiated in an arm's-length transaction. Tele2 and Viasat terminated this agreement in May 2000 with retroactive effect from January 2000.

        The Viasat channels in Sweden are distributed through Tele2's cable net, Kabelvision, and the related company Finvision. The Company believes that the terms are equivalent to those which would be negotiated in an arm's-lenth transaction.

        E-commerce Logistics ("ECL"), a company within MTG TV-Shop, invoiced SEC S.A. a subsidiary of Tele2 a total of SEK 105 million during 2001 and SEK 79 million during 2002 for services related to shipping and logistic services performed by ECL.

Other related parties

        MTG's investor relations function is performed by Shared Value Ltd. During 2002, MTG paid investor relation fees amounting to SEK 6 million and during 2001, MTG paid investor relation fees totalling SEK 6.2 million to Shared value. MTG believes that the fee is equivalent to the fee that would be determined on an arm's-length basis. In addition, MTG purchased certain other consultancy services from Shared Value during 2002.

        Applied Value Corp., a consultancy company, perfomed strategic consultancy work for MTG during 2001 and 2002. MTG paid Applied Value fees in the amount of SEK 8.5 million during 2001 and SEK 5 million during 2002.

        During 2001 and 2002, head-hunting services for MTG were performed by Search Value Partners Ltd. During 2001 a total of SEK 3.4 million was paid in fees to Search Value on terms equivalent to those determined on an arm's-length basis. During 2002 a total of SEK 6.5 million was paid in fees.

        For the year 2002, the Chairman of the Board and companies owned by him were entitled to receive consultancy fees of USD 240,000 based on a decision by the Board of Directors.

        During 2001, MTG used the services of XSource Corp., for consulting services. The fees paid to Xsource Corp. amounted to approximately SEK 6.7 million during 2001 and during 2002 SEK 6.2 million.

        Victory Challenge AB is a related party since it was controlled by the former chairman, Mr. Jan Stenbeck. Metro has participated in the sponsoring of the Victory Challenge boat, a participant in the 2002/2003 Americas Cup. During 2002, the Company paid SEK 30 million to Victory Challenge.

MTG Option Programs

        In 1996, Kinnevik granted to MTG Intressenter AB ("MTGI"), a company owned by Kinnevik and certain MTG executive officers, an option to acquire shares corresponding to 5 percent of the outstanding share capital of the Company from Kinnevik at the time of the grant of the option (the "MTGI option"). The term of the option is seven years and its purchase price is SEK 5 million. In 1999, MTGI exercised part of the MTGI option and acquired shares corresponding to 1 percent of the share capital of the Company from Kinnevik.

        In 2000, MTGI also exercised a part of the MTGI option and acquired 596,977 shares of the Company from Kinnevik, and in 2001, MTGI exercised a part of the MTGI option and acquired an additional 596,977 shares of the Company from Kinnevik.

        As of December 31, 2002, following certain dilutive events, the MTGI option entitles its holder to acquire approximately 1.8 percent of the share capital of the Company from Kinnevik. MTGI owned as of December 31, 2002, 835,768 MTG B shares.

        Since the options have been issued by Kinnevik rather than the Company, their exercise would not have a dilutive effect on the share capital of the Company.

        On February 16, 2001, an Extraordinary General Meeting of MTG approved a new option program. Pursuant to the terms of the new option program, options in respect of 2,052,840 MTG B shares (3 percent of the outstanding share capital of the Company) were authorized to be granted. Approximately eighty percent of the options were to be granted to MTG management and to certain key employees as incentive compensation, and the remaining approximately 20 percent of the options were granted to the fully owned MTG subsidiary, MTG Holding AB. It is expected that the MTG subsidiary would then sell the options and use the proceeds to cover the Company's social security expenses and other administrative expenses connected with the option program. The exercise price of the options granted to date is SEK 294.50 per share, and each option expires six years after the date of grant.

        On May 17, 2001, the shareholders at the Annual General Meeting of MTG approved an extention of authorization of the granting of options under the new option program. The authorization was extended until the next Annual General Meeting of MTG.

Note 29 RECENT ACCOUNTING PRONOUNCEMENTS

        In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The required disclosures are included in the notes to the consolidated financial statements.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used to conduct activities or to hold assets in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the equity investors lack (i) the ability to make decisions about the entity's activities, (ii) the obligation to absorb the expected losses of the entity if they occur, or (iii) the right to receive the expected residual returns of the entity if they occur. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The requirements of FIN 46 apply in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is currently determining what impact these provisions will have on its financial statements.

        In November 2002, the Emerging Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company is assessing the impact of the adoption of EITF 00-21 on its financial position and the results of its operations.

        On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. The Company is currently evaluating the impact of adopting Statement 149 on its financial statements.

        On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatory redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The Company is currently evaluating the impact of adopting Statement 150 on its financial statements.

Note 30 SUBSEQUENT EVENTS

        In January 2003, MTG closed down Finans Vision and merged the remaining operations from Publishing into Modern Studios.

        In March 2003, the Russian Press Ministry renewed DTV's terrestrial broadcasting licence in Russia, following a tender process.

        In May 2003 MTG secured a further SEK 800 million in new financing through the New Multi-Currency Facility.

        On June 10, 2003 MTG agreed to participate in a debt-for-equity swap in Metro. At the same time MTG converted the currency denomination of the loans and convertibles to Swedish kronor. As part of the debt-to-equity swap in Metro, MTG will receive 51.1 million new Metro class A shares and 93.6 million new Metro class B shares at a price of SEK 3.75 per share in exchange for the retirement of SEK 542 million of interest-bearing loans to Metro, including interest accrued up to May 31, 2003. No interest will be charged on the loans to Metro for the period between May 31, 2003 and the completion of the transaction.

        In June 2003, we acquired the remaining 16 percent of the shares in TV3 Lithuania for approximately SEK 4.5 million. In June 2003, we also acquired the remaining 40 percent of the SDI Media operations in Hong Kong.

        On June 27, 2003, P4 Hele Norge ASA was granted the P5 license for a period of 10 years.

        Other than these transactions and other than as disclosed in this annual report, no significant change has occurred since the date of our most recent audited financial statements.

QuickLinks

TABLE OF CONTENTS
CERTAIN REFERENCES
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
FORWARD-LOOKING STATEMENTS MAY NOT BE ACCURATE
PART I
  ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3—KEY INFORMATION
Swedish Kronor/U.S. Dollar Exchange Rates (Kronor per U.S. Dollar)
RISK FACTORS
INDUSTRY RISK FACTORS
COMPANY RISK FACTORS
TECHNOLOGY RISK FACTORS
  ITEM 4—INFORMATION ON THE COMPANY
VIASAT
MTG RADIO
MTG PUBLISHING
MTG TV-SHOP
MTG MODERN STUDIOS
MTG NEW MEDIA
SDI MEDIA
  ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8—FINANCIAL INFORMATION
  ITEM 9—THE OFFER AND LISTING
  ITEM 10—ADDITIONAL INFORMATION
  ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15—CONTROLS AND PROCEDURES
  ITEM 16—[RESERVED]
PART III
  ITEM 17—FINANCIAL STATEMENTS
  ITEM 18—FINANCIAL STATEMENTS
  ITEM 19—EXHIBITS
Certification of Chief Executive Officer
Certification of Chief Financial Officer
SIGNATURES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF MODERN TIMES GROUP MTG AB AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2002
REPORT OF INDEPENDENT AUDITORS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS